Exhibit 99.1

THIS DOCUMENT AND THE ACCOMPANYING FORM OF PROXY ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all your Ordinary Shares, please forward this document, together with the accompanying Form of Proxy, as soon as possible to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. If you have sold only part of your holding of Ordinary Shares, you should retain these documents and consult the bank, stockbroker or other agent through whom the sale was effected.

Your attention is drawn to the letter from your Chairman which is set out in Part II of this document and which contains a recommendation from your Board that you vote in favour of the Resolution to be proposed at the Extraordinary General Meeting referred to below.

Imperial Tobacco Group PLC

(incorporated under the Companies Act 1985 in England and Wales with registered number 3236483)

Circular to Shareholders relating to
the proposed acquisition of Altadis, S.A. by

Imperial Tobacco Overseas Holdings (3) Limited, a wholly-owned subsidiary of Imperial Tobacco Group PLC, including a
Notice of Extraordinary General Meeting

A Notice of Extraordinary General Meeting of the Company, to be held at the Bristol Marriott Hotel, City Centre, 2 Lower Castle Street, Old Market, Bristol BS1 3AD at 2.30 p.m. on 13 August 2007, is set out in Part VIII of this Circular. Whether or not you intend to be present at the EGM, you are asked to complete and return the enclosed Form of Proxy in accordance with the instructions printed on it as soon as possible and, in any event, so as to be received by the Registrars, Lloyds TSB Registrars, at The Causeway, Worthing, West Sussex BN99 6DA by not later than 2.30 p.m. on 11 August 2007 (or, in the case of an adjournment, not later than 48 hours before the time fixed for the holding of the adjourned meeting). If you are a member of CREST you may be able to use the CREST electronic proxy appointment service. Proxies sent electronically must be sent as soon as possible and, in any event, so as to be received by not later than 2.30 p.m. on 11 August 2007 (or, in the case of an adjournment, not later than 48 hours before the time fixed for the holding of the adjourned meeting).

This document is a circular relating to the Proposed Acquisition which has been prepared in accordance with the Listing Rules made under section 73A of the FSMA. This Circular has been approved by the Financial Services Authority.

Citi is acting as lead financial adviser, sponsor, underwriter and arranger to Imperial Tobacco and for no-one else in connection with the Proposed Acquisition and will not be responsible to anyone other than Imperial Tobacco for providing the protections afforded to clients of Citi or for providing advice in relation to this Circular and the matters referred to in it.

Lehman Brothers is acting as financial adviser, underwriter and arranger to Imperial Tobacco and for no-one else in connection with the Proposed Acquisition and will not be responsible to anyone other than Imperial Tobacco for providing the protections afforded to clients of Lehman Brothers or for providing advice in relation to this Circular and the matters referred to in it.

ABN AMRO Hoare Govett and Morgan Stanley are acting as joint brokers, underwriters and arrangers to Imperial Tobacco (and, in the case of Morgan Stanley, as financial adviser to Imperial Tobacco and, in the case of ABN AMRO Hoare Govett, as listing agent to Imperial Tobacco) and for no-one else in connection with the Proposed Acquisition and will not be responsible to anyone other than Imperial Tobacco for providing the protections afforded to clients of ABN AMRO Hoare Govett and Morgan Stanley respectively or for providing advice in relation to this Circular and the matters referred to in it.

Banco Santander is acting as financial adviser to Imperial Tobacco and for no-one else in connection with the Proposed Acquisition and will not be responsible to anyone other than Imperial Tobacco for providing the protections afforded to clients of Banco Santander or for providing advice in relation to the Circular and the matters referred to in it.

Apart from the responsibilities and liabilities, if any, which may be imposed on Citi, Lehman Brothers, ABN AMRO Hoare Govett, Morgan Stanley or Banco Santander by the FSMA or the regulatory regime established thereunder, none of Citi, Lehman Brothers, ABN AMRO Hoare Govett, Morgan Stanley or Banco Santander accepts any responsibility whatsoever for the contents of this Circular or for any other statement made or purported to be made by any of them, or on behalf of any of them, in connection with the Company or the Proposed Acquisition. Each of Citi, Lehman Brothers, ABN AMRO Hoare Govett, Morgan Stanley and Banco Santander accordingly disclaims all and any liability whether arising in tort, contract or otherwise (save as referred to above) which any of them might otherwise have in respect of this Circular or any such statement.

This Circular is being distributed to Shareholders in the United States for information purposes only in connection with their consideration of the Proposed Acquisition described herein. In connection with the Proposed Acquisition, neither Ordinary Shares nor rights to them will be registered under the Securities Act and subject to certain exceptions neither Ordinary Shares nor rights to them will be offered, sold, resold, delivered or transferred, directly or indirectly, into the United States or to or for the account or benefit of US persons within the meaning of Regulation S under the Securities Act.

EXCHANGE RATES

The exchange rates used in this Circular to convert pounds sterling into euros and vice versa and pounds sterling into US dollars and vice versa are the spot rates as at 4.00 p.m. on 13 July 2007 (£1 = €1.4757 and £1 = US$2.0327). These rates are used solely for convenience and should not be construed as representations that the pounds sterling, euro or US dollar amounts in this Circular actually represent such euro, pounds sterling or US dollar amounts respectively or could be converted into euros, pounds sterling or US dollars respectively at these rates or at any other rate.

FORWARD LOOKING STATEMENTS

The statements contained in this Circular that are not historical facts are ‘‘forward-looking’’ statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Imperial Tobacco’s control and all of which are based on the Directors’ current beliefs and expectations about future events. Forward-looking statements are typically identified by the use of forward-looking terminology such as ‘‘believes’’, ‘‘expects’’, ‘‘may’’, ‘‘will’’, ‘‘could’’, ‘‘should’’, ‘‘intends’’, ‘‘estimates’’, ‘‘plans’’, ‘‘assumes’’ or ‘‘anticipates’’ or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. In addition, from time to time, Imperial Tobacco or its representatives have made or may make forward-looking statements orally or in writing. Such forward-looking statements may be included in, but are not limited to, press releases or oral statements made by or with the approval of one of Imperial Tobacco’s authorised executive officers. These forward-looking statements and other statements contained in this Circular regarding matters that are not historical facts involve predictions. No assurance can be given that such future results will be achieved. Actual events or results may differ materially as a result of risks and uncertainties facing Imperial Tobacco and its subsidiaries. Such risks and uncertainties could cause actual results to vary materially from the future results indicated, expressed or implied in such forward-looking statements. See Part III of this Circular (‘‘Risk Factors’’) for further information in this regard. The forward-looking statements contained in this Circular speak only as at the date of this document. Except to the extent required by applicable law, the Listing Rules or the Disclosure and Transparency Rules, Imperial Tobacco will not necessarily update any of them in light of new information or future events and undertakes no duty to do so.

MARKET DATA

World data and individual market data referred to in this Circular with respect to Imperial Tobacco and its competitors are internally generated management estimates derived, where available, from a variety of sources, including internal sales data, factory sales information provided by tobacco manufacturers and importers, customs data, trade journals, publications and government statistics, as well as independently compiled market research statistics derived from point of sale surveys and trade questionnaires. Unless otherwise indicated, market volume and share data referred to in this Circular with respect to Imperial Tobacco and its competitors refer to unit sales in the relevant financial year. All market shares and comparisons of market shares are stated on a half yearly average basis or a moving annual total basis, as the context requires.

INFORMATION ON ALTADIS

All information in this Circular on Altadis has been extracted from information included in public documents filed by Altadis or published by Altadis on its website and has not, for the purposes of this Circular, been commented on or verified by Altadis or the Altadis directors or verified by Imperial Tobacco or its Directors. Imperial Tobacco and its Directors have confirmed that such information has been accurately reproduced from such sources. So far as Imperial Tobacco is aware and is able to ascertain from such information, no facts have been omitted which would render the reproduced information inaccurate or misleading. Please see the risk factor ‘‘Lack of significant due diligence access to the Altadis Group’’ in Part III of this Circular (‘‘Risk Factors’’).

DATE

This Circular is dated 18 July 2007.

PART I

TIMETABLE(1)

2007

Filing of Offer Document with the CNMV	18 July

Posting of this Circular	18 July

Latest time and date for receipt of Forms of Proxy for the Extraordinary General Meeting of Imperial Tobacco	2.30 p.m. on

11 August

Extraordinary General Meeting of Imperial Tobacco	2.30 p.m. on
13 August

(1)   References to times are to London times.

PART II

LETTER FROM THE CHAIRMAN OF IMPERIAL TOBACCO

Imperial Tobacco Group PLC

(incorporated under the Companies Act 1985 in England and Wales with registered number 3236483)

Directors:		Registered Office:

Iain Napier	Chairman	PO Box 244
Gareth Davis	Director	Upton Road
Robert Dyrbus	Director	Bristol
Graham Blashill	Director	BS99 7UJ
David Cresswell	Director
Alison Cooper	Director
Anthony Alexander	Director	Telephone:	0117 963 6636
Pierre Jungels	Director	Fax:	0117 966 7859
Ken Burnett	Director
Charles Knott	Director
Susan Murray	Director
Mark Williamson	Director
Michael Herlihy	Director

18 July 2007

Dear Shareholder

Proposed Acquisition of Altadis, S.A.

1.                              Introduction

I am writing to you today to set out the background to our interest in acquiring Altadis, to explain what has happened in this process so far and to seek your approval to proceed with a formal offer for Altadis at a price of €50 per Altadis Share in cash.

On 15 March 2007, we announced that we had made an approach to Altadis in relation to a possible combination at a price of €45 per Altadis Share in cash. This approach was rejected by the board of directors of Altadis on 16 March 2007, on the grounds that they did not believe that the proposal reflected the strategic value of Altadis and its future growth prospects.

On 10 April 2007, we announced that we had made a revised proposal to Altadis in relation to a possible combination at a price of €47 per Altadis Share in cash and that the board of directors of Altadis had rejected this revised proposal and had not granted our request for limited due diligence to establish whether there might be additional value in Altadis.

On 4 May 2007, Altadis announced the receipt of a preliminary conditional proposal in cash from a consortium of CVC Capital Partners and PAI Partners at an indicative price of €50 per Altadis Share, which was subject to, amongst other things, due diligence, financing, final investment committee approvals and receipt of a positive recommendation from the board of directors of Altadis.

On 8 May 2007, Altadis announced that it had decided to authorise due diligence solicited by CVC and PAI and ‘‘adequate access to the information solicited by Imperial Tobacco on terms legally and commercially appropriate’’.

Although we have not had access to perform significant due diligence on the Altadis Group, we have now had the opportunity to meet with members of the Altadis board and to review certain additional information provided by Altadis. Our Proposed Offer reflects the additional value we have identified through this process, predominantly in the areas of operational efficiencies and non-core asset divestments, with some further limited value through tax structuring.

We have entered into an agreement with Altadis in connection with the Proposed Offer. Altadis has confirmed to us that it considers that the Proposed Offer is attractive and that, in the absence of a competing offer at a higher price being filed with the CNMV, the board of Altadis will recommend the Proposed Offer to Altadis’ Shareholders and the directors of Altadis intend to accept the Proposed Offer in respect of their own beneficial shareholdings.

2.                              Overview

The Proposed Offer price of €50 per Altadis Share represents an enterprise value for Altadis of €16.2 billion (£11.0 billion) taking into account Altadis’ net debt at 31 March 2007 and the interests of minority shareholders, a multiple of 14.2x Altadis’ EBITDA for the financial year ended 31 December 2006 and a premium of 32% over the closing price of €37.84 per Altadis Share on 12 March 2007, being the last trading day before market speculation arose in relation to our initial approach to Altadis. In addition, since the initial approach, Altadis has paid dividends totalling €1.10 per Altadis Share to its shareholders.

The making of the Proposed Offer is conditional on the passing of the Resolution to be proposed at the Extraordinary General Meeting, being the resolution in the Notice of Extraordinary General Meeting set out in Part VIII of this Circular, and on the authorisation of the Proposed Offer by the relevant Spanish regulator, the CNMV. We have today filed an Offer Document, reflecting the terms of the Proposed Offer, with the CNMV.

Completion of the Proposed Acquisition will be conditional on a number of additional matters, described in paragraph 8 of this letter.

The Proposed Offer will be financed through new bank facilities and an underwritten rights issue. Since the proceeds of the rights issue will not be available on closing of the Proposed Offer, and to satisfy Spanish takeover requirements for bank guarantees to be issued in respect of the total consideration payable pursuant to the Proposed Offer, an equity bridge facility has been put in place to cover this part of the funding requirements until the rights issue process is completed. The new bank facilities and the rights issue are described in paragraph 9 of this letter.

The purpose of this Circular is to provide you with details of the background to and reasons for the Proposed Acquisition, to explain why your Board believes that the Proposed Acquisition is in the best interests of the Company and its Shareholders as a whole and to seek your approval of the Resolution to be proposed at the Extraordinary General Meeting. A Notice convening the Extraordinary General Meeting is set out in Part VIII of this Circular. The actions you should take to vote on the Resolution, and the recommendation of your Board, are set out in paragraphs 13 and 16 respectively of this letter.

3.                              Information on Imperial Tobacco

Overview of our business

We are the world’s fourth largest international tobacco company. We manufacture, market and sell a comprehensive range of cigarettes, tobaccos, cigars, rolling papers and tubes. We currently sell products in over 130 countries worldwide, with particular strengths in the UK, Germany, the Netherlands, the Republic of Ireland, France, Spain, Greece, Poland, Ukraine, Russia, Australia, Taiwan and sub-Saharan Africa. Our recent acquisition of Commonwealth Brands gives us an established platform from which to grow in the US market.

Our international cigarette brands Davidoff and West are supported by a strong portfolio of regional and local brands such as Lambert & Butler, JPS, Horizon, Maxim, Excellence and Route 66. Our Drum and Golden Virginia fine cut tobacco brands and Rizla rolling papers brand complement the cigarette portfolio.

Our corporate strategies

Our primary objective is to create sustainable shareholder value by growing, both organically and through acquisition. To meet this goal, we have established the following corporate strategies:

Strengthen core positions in the UK and Germany

Our historical roots are in the UK, and this remains the country with our largest and most profitable sales. Our strategic focus continues to be the profitable development of our strong portfolio across all product groups, building on leading positions particularly in cigarettes, fine cut tobacco and rolling papers.

We have held a significant position in Germany in both cigarette and other tobacco products since our acquisition of Reemtsma in May 2002. Our strategic focus is the profitable development of our business, through improvements in our market share positions in both cigarette and other tobacco products.

Expand our presence internationally through organic growth and tobacco-related acquisitions

We continue to seek to expand internationally through organic growth and tobacco-related acquisitions.

In addition to the UK and Germany, we currently operate in most countries in Western Europe, including the Netherlands, the Republic of Ireland, France, Spain, Greece and Italy. In these countries, we are focusing on building our shares of cigarette sales, along with strengthening our position in fine cut tobacco and rolling papers.

Outside Western Europe, we have regional strengths in sub-Saharan Africa, the Middle East, Central Europe, selected countries in Eastern Europe, Asia and Australasia and in Duty Free. Our key markets within these regions include the Ivory Coast, Saudi Arabia, Poland, Russia, Ukraine, Taiwan and Australia. Our strategy continues to be focused on developing our international strategic and regional brands and expanding our presence in both existing and new markets.

On 8 February 2007, we announced that we had agreed to acquire the entire issued share capital of Commonwealth Brands from Houchens Industries, Inc. for a total cash consideration of US$1.9 billion (£1.0 billion as at completion of the acquisition). This acquisition was completed on 2 April 2007 and marks a significant move into the US tobacco market. The acquisition means that we have immediate and significant access to the profitable US tobacco market. It provides an enhanced operating platform from which we can launch our own brands, while avoiding the costs associated with our previously planned organic entry into this market. We continue to finalise our plans for the launch of additional brands in the US. Once we have received approval of our becoming party to the 1998 Master Settlement Agreement (which we expect to receive in the near future), we are targetting around £50 million of additional profit in the US in our financial year ending 30 September 2009.

We continue to seek opportunities for acquisitions which increase both our international scale and penetration of our targeted markets, particularly where those businesses have highly complementary geographic profiles and strong brand portfolios.

Productivity and cost focus

Our ongoing search for productivity improvements, through the effective utilisation of our assets and the optimisation of capacity, continues to be a key driver of our manufacturing strategy.

We seek continuous performance improvement and believe there is continuing potential for cost savings through an ongoing programme of standardisation and the extension of best practice across all our manufacturing facilities, while safeguarding our reputation for quality, flexibility and innovation.

This cost focus extends beyond manufacturing to all aspects of our cost base and includes the management of our capital investment and working capital.

Effective cash utilisation

We are a highly cash generative business and are focused on maximising our cash flows. The effective utilisation of this cash adds to our growth potential, allowing us to fund acquisitions and/or to enhance cash returns to Shareholders.

4.                              Current trading and prospects of Imperial Tobacco

On 1 May 2007, we published our interim results for the six months ended 31 March 2007.

We estimated that the annualised UK cigarette market was broadly stable in the first half of the financial year, averaging 48.2 billion cigarettes (2006: 48.4 billion). Downtrading continued, with strong growth in the economy sector. The fine cut tobacco market grew by 8% to 3,350 tonnes (2006: 3,100 tonnes). We anticipated that the cigarette market would assume a more normal rate of decline in the second half of the financial year with downtrading continuing both within cigarette and into fine cut tobacco.

Following the introduction of a comprehensive ban on smoking in public places in Scotland on 26 March 2006, similar bans were implemented in Wales on 2 April 2007, in Northern Ireland on 30 April 2007 and in England on 1 July 2007. Our experience of the smoking bans in Scotland and other markets confirms our view that smokers will continue to smoke and that, although there may be an initial dip in consumption, this diminishes over time.

We delivered an excellent performance in the UK in the first half of our current financial year, with improved profits and further growth in our cigarette market share. We grew our cigarette market share to 46.4% (2006: 45.2%). Lambert & Butler increased market share to 16.7% (2006: 16.0%) following the reintroduction of the celebration packs and growth in the superkings variant. Richmond remained stable at 15.5% and we developed Windsor Blue further in the economy sector, with the brand capturing 2.4% market share (2006: 0.6%). In fine cut tobacco, we grew our volumes by 7%, though our market share declined to 64.0% (2006: 65.5%) with Golden Virginia losing market share to lower priced brands. However, in rolling papers we grew volumes of Rizla by 3%.

Market dynamics in Germany are being driven by consumer migration from the make your own Singles product, following the change in taxation of Singles from fine cut tobacco to cigarettes in April 2006. We estimated that the total annualised tobacco market was down by 7% to 126 billion cigarette equivalents (2006: 135 billion) with the annualised cigarette market up 2% to 90 billion cigarettes (2006: 88 billion). Downtrading continued with the low price cigarette sector up at 17.9% of the total cigarette market. In other tobacco products, market volumes were down to 36 billion cigarette equivalents (2006: 47 billion), largely as a result of former Singles consumers switching out of this category.

Since the final sales of Singles products last autumn, we have been closely monitoring the situation and have introduced a number of alternative tobacco products for transitioning consumers. Our estimate at the time of our half yearly results was that 20% of former Singles consumers had moved into duty paid cigarettes, 55% into other tobacco products and 25% into both legal and illegal cross border products.

We continued to grow our cigarette market share in Germany, with an excellent performance from JPS. Our cigarette market share progressed further, up to 21.2% (2006: 20.5%), with JPS almost doubling its market share to 6.0% (2006: 3.2%). As a result of downtrading, West declined to 7.4% (2006: 8.3%), while Davidoff was broadly stable in the premium segment at 1.0% (2006: 1.1%). In other tobacco products, our market share was down to 18.9% (2006: 20.6%), but there have been a number of positive developments in make your own tobacco. West and JPS Single Tobacco are making good progress and in January 2007 we launched West Quickies XL, with JPS Quickies XL introduced in May.

We grew our cigarette market shares in the majority of our markets in the Rest of Western Europe region, including in the Netherlands, the Republic of Ireland, France, Portugal and Greece. Regional cigarette volumes contracted by 1%, whilst fine cut tobacco volumes grew by approximately 2%, with consumer downtrading being a recurring theme. There are signs that the pricing environment is improving, with increases in a number of markets, including Belgium, Greece, Italy, Spain and the Netherlands.

The regulatory environment continues to be challenging, with the introduction of further smoking restrictions in France, pictorial health warnings in Belgium and a significant duty increase in the Republic of Ireland.

In the Netherlands, we grew our cigarette market share to 10.5% (2006: 8.2%) with an excellent performance from JPS, however our volumes were lower than in the first half of last year as a result of stocking by the trade in advance of a tax change on 1 April 2006. In Belgium, our cigarette market share was broadly stable, while in the Republic of Ireland we increased our cigarette market share to 26.6%. In France and Portugal, our cigarette market shares climbed to 3.9% and to 4.0% respectively, with a good performance from JPS. Although West and JPS grew in Spain, our overall market share fell to 5.4% (2006: 6.8%) reflecting a reduction in travel retail volumes. In Greece, Davidoff, West and Maxim all contributed to our overall cigarette market share growth to 8.2% (2006: 7.0%).

We remain world leaders in fine cut tobacco with our key brands Golden Virginia and Drum, but ongoing downtrading and increased competition in this category have continued to impact our market shares. Our fine cut tobacco volumes have also been impacted by lower travel retail sales and stocking by the trade in the Netherlands.

In recent months we have progressed a number of initiatives with our fine cut tobacco portfolio. In Belgium, our fine cut tobacco growth has been supported by the introduction of Bastos and JPS. In France, Interval and JPS have been repositioned, while in Spain, JPS Halfzware has been launched. In the Netherlands, although our fine cut tobacco market share was down to 50.6% (2006: 51.3%), Zilver and Evergreen have grown to 4.3% of the fine cut tobacco market.

In the Rest of the World Region, our cigarette volumes rose by 7% and our market shares increased across the region as we leveraged the strength of our brand portfolio in new and existing markets.

We grew our cigarette volumes by 10% in Asia. In our key market of Taiwan our market share grew to 12.7% (2006: 11.3%), with positive developments for West. As part of our plans to develop our Asian footprint, we recently finalised negotiations to build a new factory in Taiwan. In Vietnam, Bastos continued to push our market share higher to 10.7% (2006: 9.5%) and in Laos we grew our volumes by 20%.

In the mature markets of Australia and New Zealand our cigarette market shares were broadly stable at 17.5% (2006: 17.6%) in Australia, with Brandon performing well, and at 17.1% (2006: 17.2%) in New Zealand.

Our volumes grew strongly in Central Europe, up by 15%, and we improved our cigarette share in many markets. In Poland our market share grew to 16.6% (2006: 16.5%) with a good performance from West. In Austria, JPS increased our market share to 7.3% (2006: 4.7%). Growing success with our value brands such as Moon in the Czech Republic and Golden Gate in Slovakia increased our market shares to 11.9% and 39.9% respectively (2006: 9.2% and 33.8% respectively). We have launched Davidoff Neon into several markets including Hungary and Slovenia. In addition, we continue to develop our cigarette business in Scandinavia and the Baltics following our investments in Skruf and Tremaco and the acquisition of Gunnar Stenberg.

In Eastern Europe we also delivered good volume growth of 8%. In Russia, our market share was up at 5.6% (2006: 5.5%), as a result of increased distribution of Maxim and the launch of new Davidoff brand variants.

In Ukraine, we grew market share to 20.3% (2006: 18.9%) with an excellent performance from Classic, while in Turkey growth in our cigarette market share to 2.3% (2006: 0.8%) was driven by our Klasik brand.

Our presence in the Americas has significantly expanded with the successful completion in April of the acquisition of Commonwealth Brands, the fourth largest cigarette manufacturer in the United States. We continue to develop our plans for additional brand and product launches. We have also been active with Davidoff in this region, launching the brand in Mexico in March and in Canada in April.

In Africa, we grew our cigarette market shares in many markets across the region. Brand highlights include Mustang in Burkino Faso and Excellence in Senegal. We have recently agreed on a co-operation with JT International for the manufacture and distribution of their Winston brand in Senegal.

In the Middle East, Davidoff performed well with our cigarette market shares rising further in Saudi Arabia, UAE and Kuwait.

Overall anticipated trading performance of the Imperial Tobacco Group for the financial year ending 30 September 2007 remains in line with management’s expectations.

5.                              Information on Altadis

The information on Altadis in this section has been extracted without material adjustment from publicly available information as at 13 July 2007 (being the latest practicable date prior to the publication of this Circular). See ‘‘Information on Altadis’’ on page 2 of this Circular. The financial information on Altadis in this section has been extracted without material adjustment from Altadis’ audited consolidated financial statements for the financial year ended 31 December 2006 and the unaudited announcement of its results for the first quarter of its financial year ending 31 December 2007.

Altadis, which is incorporated in Spain and listed on the Madrid, Barcelona, Bilbao, Valencia and Paris stock exchanges, is a European leader in the tobacco and logistics sectors and a world leader in the cigar sector. Altadis was formed in late 1999 when the former Spanish and French state-owned tobacco companies, Tabacalera and Seita, were merged.

Altadis’ principal cigarette brands include Gauloises and Fortuna. The Altadis Group has leveraged these brands to expand internationally, and it holds the number two cigarette positions in France and Spain and the number one cigarette position in Morocco. Its cigar division has secured the number one positions in cigars in the US, France and Spain, with principal cigar brands including Montecristo, Dutch Masters, Cohiba, Phillies, Romeo y Julieta and Partagás.

For the financial year ended 31 December 2006, Altadis had economic sales of €3,970 million (2005: €4,112 million), EBITDA of €1,148 million (2005: €1,232 million), net income of €453 million (2005: €577 million) and profit before tax of €751 million (2005: €966 million). As at 31 December 2006, the Altadis Group had 27,437 employees worldwide and gross assets of €11,200 million.

In the first quarter of its financial year ending 31 December 2007, Altadis had economic sales of €931 million (€930 million in the first quarter of its financial year ended 31 December 2006), EBITDA of €268 million (€251 million in the first quarter of its financial year ended 31 December 2006) and net income of €110 million (€104 million in the first quarter of its financial year ended 31 December 2006).

The Altadis Group holds strategic positions in its three core businesses, being:

Cigarettes

Altadis is one of Europe’s largest cigarette manufacturers, with economic sales of €1,693 million in the financial year ended 31 December 2006. Altadis is ranked fourth in the Western European cigarette market. More than half of Altadis’ cigarette sales are generated outside France and Spain and in recent years Altadis has expanded internationally, holding attractive positions in Germany, Austria, the Benelux countries, Morocco and Russia. The Altadis Group’s main centres for cigarette production are in France and Spain. Manufacturing also takes place in Poland, Morocco and Russia.

Cigars

Altadis is a world leader in the cigar industry, with economic sales of €888 million in the financial year ended 31 December 2006. Altadis is the market leader in the United States, Spain and France for cigars and it is the only company to offer a portfolio of prestige Cuban brands as a result of its acquisition of a 50% interest in Corporación Habanos S.A. in 2000. In the United States, Altadis USA ranks first in cigar sales volumes, revenues and profitability. In Spain, Altadis holds a roughly 35% share of cigar sales in terms of volume. In France, Altadis is the leader with a roughly 25% share of sales. Cigar manufacturing takes place in the United States, Cuba, the Dominican Republic, Puerto Rico, Honduras, France and Spain.

Logistics

Altadis’ logistics division had economic sales of €1,191 million in the financial year ended 31 December 2006. The business includes the distribution of tobacco products for the Altadis Group and other manufacturers, as well as a wide range of non-tobacco products and services. Altadis has logistics positions in Spain, Italy and Portugal (via its majority holding in Logista), as well as in France and Morocco. Taking all products together, Altadis is the leader in distribution in the Southern European logistics sector. In 2006, tobacco distribution accounted for 47% of the total logistics business. Altadis serves more than 510,000 points of sale in Western Europe and Morocco.

Further information on Altadis is set out in Part IV of this Circular (‘‘Financial Information on the Altadis Group’’).

6.                              Background to and reasons for the Proposed Acquisition

Since listing on the London Stock Exchange in 1996, we have successfully pursued a strategy of international growth through targeted organic expansion and acquisitions. The success of this strategy is demonstrated by the 15% per annum compound growth in our earnings per share over the last ten years. Approximately half of this growth rate has come through acquisitions, where we have invested around £6.2 billion, expanding our international operations to the point where non-UK activities contributed 62% of our profit from operations in the financial year ended 30 September 2006, compared to 19% in 1996.

Our successful track record of acquisitions has been underpinned by our insistence that potential acquisitions meet our strict acquisition criteria. Strategically, we seek acquisitions that enhance our brand equity, increase our geographic footprint and offer the opportunity to reduce costs and extract synergies. In financial terms, we seek deals with returns that exceed our cost of capital in the short term, as well as providing over the medium term a more favourable return on investment than alternative uses of funds, specifically our share buyback programme.

Altadis has an attractive and highly complementary portfolio of brands with strong positions in its key markets. We believe that the combination of Altadis and Imperial Tobacco will create significant opportunities to generate increased value for our Shareholders. In line with our successful growth strategy, we believe that the acquisition of Altadis will:

•                  strengthen and diversify our brand and product portfolios;

•                  expand our scale and increase our competitiveness, cementing our position amongst the global leaders in the tobacco sector;

•                  provide enhanced platforms to support future sales growth;

•                  provide the opportunity for increased operational efficiencies;

•                  generate annual revenue benefits and substantial cost savings;

•                  generate a return on invested capital that exceeds our weighted average cost of capital (WACC) by the second full financial year following Completion and approaches our WACC in the first full financial year;

•                  enhance earnings per share in the first full financial year following Completion; and

•                  provide a more favourable return on investment than alternative uses of funds, specifically our share buyback programme.

Strengthened brand and product portfolios

The combination of Altadis’ strategically important cigarette brands, Gauloises and Fortuna, with our international strategic brands, Davidoff and West, will enhance our competitive position, notably in Western Europe, and strengthen our cigarette portfolio.

Furthermore, Altadis’ other tobacco products fit well with our own and will enhance our multi-product portfolio. We are a world leader in fine cut tobacco products (principally Drum and Golden Virginia), rolling papers (Rizla) and tubes. The Enlarged Group will also be a world leader in cigars. We are confident that we can leverage the combined brand portfolios, in combination with our sales and marketing expertise, to support Altadis’ cigarette sales in its key markets and to further develop Altadis’ products and brands in our markets.

Expanded scale and increased competitiveness

The acquisition of Altadis will consolidate our position as one of the world’s leading global tobacco manufacturers, allowing us to become a more broadly based global tobacco group, with a combined annual volume of approximately 312 billion cigarettes, and provide us with the benefits associated with a stronger position in a substantial number of both developed and emerging economies.

Geographic fit and expansion, creating a strong growth platform

Our geographic profile is complementary to that of Altadis and we believe that the acquisition of Altadis will provide us with an attractive combination of profitable mature markets and enhanced opportunities in emerging markets. Altadis’ cigarette division holds the number one position in Morocco and the number two positions in France and Spain, supported by attractive positions in Germany, Austria, the Benelux countries and Russia.

The acquisition will improve our position in five of the world’s ten largest markets by profit, namely France, Germany, the US, Russia and Italy, and provide us with a leading position in Spain. It will also enhance our growing presence in Africa, Scandinavia and South America by extending our geographic footprint in markets such as Morocco, Finland and Argentina.

Commonwealth Brands provides an attractive footprint in the US which, in combination with Altadis’ US cigar business, has strong growth prospects. In addition, Altadis’ cigar and logistics activities are both strong operations in their own right, which we believe can be further developed as part of a larger group.

Given our strong positions in the UK, Germany, other markets in Western Europe, Central Europe, selected countries in Eastern Europe, Australia and Taiwan, the Proposed Acquisition will create a more geographically balanced international group with enhanced growth opportunities.

Cost savings and revenue benefits

Your Board believes that there are annual revenue benefits and substantial cost savings to be gained from the Enlarged Group and that the Proposed Acquisition will be in the best interests of both Imperial Tobacco and Altadis, and of their respective shareholders and customers.

Your Board believes that, as a result of the Proposed Acquisition, the Enlarged Group will be able to generate annual operational efficiencies of approximately €300 million by the end of the second full financial year following Completion. These include our evaluation of the information presented to investors by Altadis on 23 April 2007. The cost savings are expected to be generated primarily in the areas of production and purchasing, sales and marketing and corporate overheads. It is estimated that the one-off cash cost of achieving these savings will be approximately €470 million.

We also expect to benefit from disposals of non-core assets valued by Altadis at €650 million.

We have a strong track record of identifying international acquisitions and integrating them successfully.

Return on invested capital

Your Board believes that the Proposed Acquisition will create significant value for Shareholders over the medium term. The Proposed Acquisition will meet our stated investment criteria, as it is expected to deliver a post-tax return on investment (pre-amortisation of intangibles and before exceptional integration costs) in excess of our WACC by the second full financial year following Completion and approaching our WACC in the first full financial year. In addition, the Proposed Acquisition is expected to be earnings enhancing in the first full financial year following Completion.

7.                              Overview of the Enlarged Group

Your Board intends that the Imperial Tobacco and Altadis businesses will be rapidly integrated following Completion. The Proposed Acquisition will build on the existing relationships we already have with Altadis as a result of our commercial alliances in the UK, the Netherlands and Central Europe. An experienced management team will oversee the transition and the timely implementation of structural change and synergy realisation, in order to grow revenues and reduce costs. Your Board believes that the additional scale of the integrated businesses will support our strategy of sales growth, enable us to drive further efficiencies in our manufacturing, logistics and procurement operations and generate strong combined cash flows.

Following Completion, we intend to add appropriate representation from the Altadis board to our Board. Mr. Vázquez will be offered an executive position on our Board and an executive role as chief executive officer of the Enlarged Group’s cigar and logistics businesses. We will invite Mr. Comolli to become our non-executive Deputy Chairman and to provide certain consultancy services. In addition, the Altadis board will be requested to submit one of their current non-executive directors to be invited to join our Board as a non-executive director. At a later date, other former Altadis non-executive directors may, in certain circumstances, be invited to join our Board as non-executive directors. Any such appointments would be subject to the approval of our nominations committee.

Following Completion, the headquarters of the Enlarged Group will be in Bristol, the headquarters of the cigar division and the logistics business will remain in Madrid and the Enlarged Group will also maintain a substantial presence in Paris.

We take the view that one of the major benefits of the Proposed Acquisition going forward is that the skills and talents of Altadis’ employees will be available to the Enlarged Group. We have a long history of excellent human resources practice and procedures based on the principles of equal opportunity and committed investment in our workforce at all levels. Our policy of role selection based on merit will, wherever possible, continue to be applied within the Enlarged Group. In keeping with our policy, we are committed to honouring Altadis’ employees’ remuneration entitlements, contractual arrangements and social plans on terms no less favourable overall than currently in place in Altadis.

We have also acknowledged to Altadis certain rights of its directors, management and employees. In addition, where relevant, Altadis employees will be invited to participate, subject to our normal eligibility criteria, in our incentive plans including the opportunity for certain managers to invest their 2007 bonus under our share matching scheme.

The management team of the Enlarged Group will, from the outset, be tasked to drive Shareholder value by focusing on market and brand growth strategies, underpinned by strong cost and financial controls.

8.                              Overview of the Proposed Acquisition

The Proposed Acquisition will be effected by means of a tender offer to all Altadis Shareholders. The Offeror, Imperial Tobacco Overseas Holdings (3) Limited, a wholly-owned indirect subsidiary of Imperial Tobacco, is proposing an offer, upon and subject to the terms and conditions of the Proposed Offer, to purchase all of the issued Altadis Shares, at a price of €50 in cash per Altadis Share. The total equity value of the Proposed Offer is €12.6 billion (£8.6 billion). The price per Altadis Share may be adjusted if Altadis’ share capital is altered and may be reduced by the gross amount of any dividend or return of capital announced, declared or paid, in each case before the date on which the results of the Proposed Offer are announced.

We will also assume Altadis’ net debt on Completion, which was €2,584 million (£1,751 million) as at 31 March 2007, as disclosed in Altadis’ unaudited announcement of results for the first quarter of the financial year ending 31 December 2007.

The making of the Proposed Offer is conditional on our Shareholders approving the Proposed Acquisition by passing the Resolution to be proposed at the EGM and on the approval of the Proposed Offer by the relevant Spanish regulator, the CNMV.

The Proposed Offer itself will be conditional upon:

•                  80% of the share capital of Altadis being tendered in acceptance of the Proposed Offer (or such higher percentage as is permitted by the CNMV from time to time); and

•                  Altadis’ Shareholders resolving in a general meeting to amend Altadis’ bye-laws to remove the limitation on the number of votes that Altadis Shareholders can cast at a general meeting of shareholders and to remove any other restrictive provisions introduced into those bye-laws.

The Proposed Offer cannot, under current Spanish takeover laws, be conditional on any relevant regulatory (including competition) clearance being obtained. Certain competition clearances will, however, be applied for.

In particular, the Proposed Acquisition requires mandatory merger notification to, and clearance from, the EU Commission. It is expected that the EU Commission clearance or conditional clearance is likely to be obtained before the Proposed Acquisition is completed. The Enlarged Group may have to provide undertakings to the EU Commission to remedy any potential competition concerns, including the possible divestment of part of the business or material contracts of either Imperial Tobacco or Altadis. However, your Board is confident that any undertakings required would not materially adversely affect the operational and financial performance of the Enlarged Group.

The Proposed Acquisition also requires pre-clearance under the US Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as well as under the competition laws of certain other jurisdictions. Your Board expects that these clearances will be forthcoming.

Altadis currently has a shareholding of 59.02% in Logista, a Spanish logistics company whose shares are listed on the Madrid, Barcelona, Bilbao and Valencia stock exchanges. Altadis has announced its intention to spin off its French logistics business to Logista in consideration for the issue of further shares in Logista to Altadis. Our acquisition of control of Altadis will trigger a requirement under new Spanish takeover laws either to make a tender offer to acquire the outstanding Logista shares held by minority shareholders or to reduce the shareholding in Logista to below 30%, within three months. It is our current intention to review the shareholding in Logista after Completion and only to take a final decision as to whether to make a tender offer or reduce the shareholding at the relevant time. The final decision in relation to Logista will be subject to all necessary consents and approvals.

Legislation implementing the EU Takeover Directive has been enacted in Spain (being Law 6/2007 of 12 April 2007), which establishes the main principles that will govern Spanish takeover offers that are approved by the CNMV on or after 13 August 2007. The detailed procedural arrangements for such offers will be contained in a new Royal Decree. The Royal Decree is currently only in draft form and is not expected to be finalised and brought into force until later this year. Accordingly, the Spanish takeover rules as described in this Circular, and our intended actions based on those rules, may change. In particular, the Proposed Offer may be subject to additional conditions relating to competition clearances, and possibly certain other matters, subject to agreement by the CNMV.

The full terms and conditions of the Proposed Offer will be set out in Imperial Tobacco’s Offer Document. Imperial Tobacco will reserve the right to waive any condition to the Proposed Offer in whole or in part.

A summary of the principal terms of the Proposed Offer is set out in Part V of this Circular (‘‘Principal Terms of the Proposed Offer’’).

9.                              Financing structure

The Proposed Offer represents an enterprise value for Altadis of €16.2 billion (£11.0 billion), including the interests of minority shareholders and Altadis’ net debt of €2,584 million (£1,751 million) as at 31 March 2007, as disclosed in Altadis’ unaudited announcement of results for the first quarter of the financial year ending 31 December 2007.

The aggregate consideration payable by us for the Proposed Acquisition will be financed through new bank debt facilities and a rights issue as described below. Since the proceeds of the rights issue will not be available on Completion, and to satisfy Spanish takeover requirements for bank guarantees to be issued in respect of the total consideration payable pursuant to the Proposed Offer, an equity bridge facility has been put in place to cover this part of the funding requirements until the rights issue process is completed. Of the aggregate funding requirements, the equity bridge facility will initially be drawn in full (€8.0 billion (£5.4 billion)) with the balance from certain of the facilities made available under the new bank debt facilities.

The rights issue will be sized prior to launch at the minimum amount needed to ensure that the Enlarged Group will continue to have an investment grade credit rating.

Once the Proposed Acquisition is completed, we anticipate that our average all in cost of debt will not differ materially from the 5.4% for the half-year to 31 March 2007.

New bank debt facilities

We have entered into an agreement with Citi, RBS, Lehman Brothers, Barclays and Banco Santander for them to arrange and underwrite the new bank debt facilities of £9.2 billion (€13.5 billion). This agreement has been entered into for, amongst other uses, the provision of part of the necessary funding for the Proposed Acquisition, including fees and expenses, and to refinance certain of our and Altadis’ current debt facilities. The agreement also provides the ability to issue bank guarantees required by Spanish takeover laws in respect of the consideration payable pursuant to the Proposed Acquisition.

Equity bridge facility

We have entered into an agreement with ABN AMRO Hoare Govett, Morgan Stanley, Citi and Lehman Brothers for them to arrange and underwrite the equity bridge facility. This agreement has been entered into expressly for the purpose of providing up to £5.4 billion of bridge financing in respect of the proceeds of the rights issue. The agreement also provides the ability to issue bank guarantees required by Spanish takeover laws in respect of the consideration payable pursuant to the Proposed Acquisition.

Rights issue

We have entered into an underwriting agreement with ABN AMRO Hoare Govett, Morgan Stanley, Citi and Lehman Brothers under which they undertake on a several basis to underwrite a rights issue by the Company of Ordinary Shares to existing Shareholders to raise net proceeds of up to £5.4 billion. The rights issue will be sized at the minimum amount needed to ensure that the Enlarged Group will continue to have an investment grade credit rating.

The Underwriting Agreement provides that the issue price of the Ordinary Shares to be issued in connection with the rights issue will be agreed by us, ABN AMRO Hoare Govett, Morgan Stanley, Citi and Lehman Brothers at the time the rights issue is launched. Failing such agreement the issue price will be the nominal value of an Ordinary Share, being 10 pence.

The rights issue will not be extended to certain Shareholders in certain jurisdictions, including the US, where doing so would not comply with applicable laws or regulations.

A summary of the principal terms of the financing for the Proposed Offer is set out in Part V of this Circular (‘‘Principal Terms of the Proposed Offer’’).

10.        Tax rate

Following Completion, the adjusted effective rate of tax for the Enlarged Group is expected to be around 26.5%.

11.        Dividend policy

Following Completion, we intend to maintain our dividend policy, increasing dividends broadly in line with underlying earnings growth, with around a 50% payout ratio. Our dividend policy is to ensure that our Shareholders continue to benefit from the successful growth and strong cash flows of the business.

12.        Extraordinary General Meeting

Notice of meeting

In view of the size of the Proposed Acquisition, Shareholders’ approval in general meeting is required. At the end of this Circular, you will find a Notice convening an Extraordinary General Meeting of the Company, which is to be held at the Bristol Marriott Hotel, City Centre, 2 Lower Castle Street, Old Market, Bristol BS1 3AD at 2.30 p.m. on 13 August 2007. A Form of Proxy to be used in connection with the Extraordinary General Meeting is enclosed with this Circular.

Summary of the Resolution

In summary, the Resolution to be proposed at the Extraordinary General Meeting will enable us to proceed with the Proposed Acquisition and will give us the maximum flexibility in relation to the proposed refinancing, through a rights issue, of the equity bridge facility entered into in connection with the Proposed Acquisition. While the authority to be sought at the Extraordinary General Meeting will allow the Directors to allot new securities at a significant discount to their market value, the Directors will take into account the interests of the Company and its Shareholders in respect of the rights issue and expect that the issue price of the rights issue will be significantly higher than this discounted amount.

Further details on the Resolution

The full text of the Resolution is set out in the Notice of Extraordinary General Meeting contained in Part VIII of this Circular.

The Resolution will propose:

(1)

to approve the Proposed Acquisition within the scope of the financing structure described in this Circular or a revision of it approved by the Directors (or an authorised committee of them) including, without limitation, following an improved offer for Altadis made by another party;

(2)

to increase the authorised share capital of the Company from £100,000,000 to £5,604,000,000 by the creation of an additional 55,040,000,000 Ordinary Shares (representing an increase in the authorised ordinary share capital of the Company of approximately 5,500%);

(3)

to authorise the Directors, for the purposes of section 80 of the Act, to exercise all the powers of the Company to allot relevant securities (as defined in that section) in connection with one or more issues of relevant securities under one or more transactions to refinance in whole or in part the Equity Bridge Facility, up to an aggregate nominal amount of £5,504,000,000 (equivalent to 55,040,000,000 Ordinary Shares, representing approximately 7,500% of the Company’s issued ordinary share capital at 13 July 2007, being the latest practicable date prior to the publication of this Circular); and

(4)	to authorise the Directors to allot equity securities for cash pursuant to the authority referred to in paragraph (3) above as if section 89(1) of the Act did not apply to such allotment.

The making of the Proposed Offer is conditional, amongst other things, on the passing of the Resolution.

The Resolution will be proposed as a special resolution. In accordance with our previous practice, as Chairman, I, or my alternate, will exercise my discretion under the Articles to require the vote to be taken on a poll. The passing of the Resolution requires a majority of not less than 75% of the votes cast in respect of the Resolution.

If the Resolution is passed, the authorised share capital of the Company will be increased irrespective of whether or not the Proposed Acquisition proceeds. However, if the Proposed Acquisition does not proceed, the Directors’ authority to allot the Company’s share capital will be limited to the authority obtained at the Annual General Meeting of the Company held on 30 January 2007. The Directors intend, at the first Annual General Meeting of the Company following either (i) the full refinancing of the Equity Bridge Facility, or (ii) the Proposed Offer not

being made or the expiry of the Proposed Offer or an announcement by us that the Proposed Offer has been terminated (in each case without any Altadis Shares being taken up under the Proposed Offer), to seek Shareholder approval to reduce the authorised share capital of the Company by cancelling such number of authorised but unissued Ordinary Shares as the Directors consider appropriate, taking into account our capital structure at that time.

The authorities referred to in paragraphs (3) and (4) above are authorities to allot authorised but unissued relevant securities and to issue equity securities of the Company for cash without the application of pre-emption rights respectively. These authorities will not be used for any purpose except to the extent required by the Directors to allot securities in connection with the refinancing in whole or in part of any amount outstanding under the Equity Bridge Facility.

Save as mentioned above and other than in respect of awards granted under the Imperial Tobacco Share Plans, the Directors have no present intention of issuing any authorised but unissued Ordinary Shares.

Details of our issued and authorised share capital at present and as it would be immediately following the maximum issue of new Ordinary Shares pursuant to the authority referred to in paragraph (3) above are set out in paragraph 2 of Part VI of this Circular (‘‘Additional Information’’).

Only holders of Ordinary Shares may vote at the Extraordinary General Meeting.

13.        Action to be taken

You will find enclosed with this Circular a Form of Proxy for use at the Extraordinary General Meeting. Whether or not you propose to attend the Extraordinary General Meeting in person, it is important that you complete and sign the enclosed Form of Proxy in accordance with the instructions printed thereon and return it to the Registrars at The Causeway, Worthing, West Sussex BN99 6DA as soon as possible and, in any event, so as to be received not later than 2.30 p.m. on 11 August 2007. You can also submit your proxy electronically at www.sharevote.co.uk. The completion and return of a Form of Proxy will not preclude you from attending the Extraordinary General Meeting and voting in person, if you so wish and are so entitled.

If you hold shares in CREST, you may appoint a proxy by completing and transmitting a CREST Proxy Instruction to ID 7RA01 so that it is received by no later than 2.30 p.m. on 11 August 2007.

14.        Further information

You are advised to read all the information contained in this Circular before deciding the action to take in respect of the EGM.

The result of the EGM will be announced through a Regulatory Information Service and our website as soon as possible once known. It is expected that this will be on 14 August 2007.

15.        Financial advice

The Directors have received financial advice from Citi, Lehman Brothers, Morgan Stanley and Banco Santander in relation to the Proposed Acquisition. In providing financial advice to the Directors, Citi, Lehman Brothers, Morgan Stanley and Banco Santander have relied on the Directors’ commercial assessment of the Proposed Acquisition and the financing arrangements.

16.        Recommendation to Shareholders

Your Board considers the Proposed Acquisition and the Resolution to be in the best interests of the Company and its Shareholders as a whole and, accordingly, your Board recommends Shareholders to vote in favour of the Resolution, as the Directors intend to do in respect of their own beneficial shareholdings, amounting at 13 July 2007 (the latest practicable date prior to the publication of this Circular) to

992,811 Ordinary Shares in aggregate, representing approximately 0.15% of Imperial Tobacco’s current issued ordinary share capital.

Yours faithfully

Iain Napier
Chairman
Imperial Tobacco Group PLC

PART III

RISK FACTORS

All the information set out in this Circular should be carefully considered and, in particular, those risks described below. If any of the following risks actually materialise, our business, financial condition, prospects and share price and the business, financial condition and prospects and share price of the Enlarged Group could be materially and adversely affected to the detriment of the Company, the Enlarged Group and our Shareholders and you may lose all or part of your investment. All risks of which the Directors are aware at the date of this Circular and which they consider material are set out in this Part III; however, further risks which are not presently known to the Directors, or that the Directors currently deem immaterial, may also have a material effect on the Company’s and the Enlarged Group’s business, financial condition and prospects. We have not had access to perform significant due diligence on the Altadis Group for the purposes of preparing this Circular and these risk factors. Therefore, the risks listed do not necessarily comprise all those associated with the Proposed Acquisition and the Enlarged Group.

1.                              Risks relating to Imperial Tobacco and the Enlarged Group

We and the Enlarged Group may be adversely affected by declining demand for tobacco products

Since the 1990s there has been a general decline in the demand for tobacco products in developed countries. This decline has been encouraged by increasing government regulation, government funded anti-smoking campaigns and frequent and substantial increases in the excise duty on tobacco products.

Any future substantial decline in the demand for tobacco products could have an adverse effect on our revenue, profit and financial condition and that of the Enlarged Group.

Increased regulation of the tobacco industry may have an adverse effect on the demand for tobacco products

The advertising, sale and consumption of tobacco products have been subject to regulatory influence from governments, health officials and anti-smoking groups, principally due to their conclusion that cigarette smoking and tobacco products are harmful to health. This has resulted in substantial restrictions on the manufacture, development, sale, distribution, marketing, advertising, product design and consumption of tobacco products, introduced by regulation and voluntary agreements. In addition, anti-smoking groups, the European Union and the World Health Organisation are seeking to diminish the social acceptability of smoking.

New tobacco legislation was brought into effect in Spain and Scotland in 2006, in France in February 2007, in Wales and Northern Ireland in April 2007 and in England on 1 July 2007, which restricts smoking in public places. These changes in legislation may have an adverse effect on demand for our and the Enlarged Group’s products.

Any future increase in the regulation of the tobacco industry could result in a substantial decline in the demand for tobacco products or in an increase in our costs and the costs of the Enlarged Group in complying with these regulatory requirements and could have an adverse effect on our revenue, profit and financial condition and that of the Enlarged Group.

In addition, we and the Enlarged Group could be adversely affected by the proposal that the United States Food and Drug Administration (FDA) be granted regulatory supervision over the US tobacco industry. If the FDA is granted tobacco regulatory authority, it is not clear what form that regulation might take. Such regulation could, for example, establish maximum tar and nicotine levels and it is unclear what effect these regulatory changes might have on the overall market or market shares.

Increased excise duty on tobacco products may have an adverse effect on the demand for tobacco products

Tobacco products are subject to excise duty which, in many of the markets in which we operate and the Enlarged Group will operate, represents a substantial percentage of the retail price and has been steadily increasing in recent years. Increasing levels of excise duty have, amongst other things, encouraged consumers in affected markets to switch from premium price cigarettes to lower price cigarettes and fine cut tobacco.

Governments in other countries in which we currently operate and in which the Enlarged Group will operate have also imposed significant levels of taxation on tobacco products and the trend for excise duties to increase continues. Future increases in excise duties could result in a substantial decline in the demand for tobacco products or downtrading to less profitable brands and products and could have an adverse effect on our revenue, profit and financial condition and that of the Enlarged Group.

We and the Enlarged Group may be adversely affected by changes to the excise duty status of other tobacco products

We are one of the world’s leading manufacturers of other tobacco products by volume and, as such, any unfavourable excise duty treatment of other tobacco products, if widely adopted, may have an adverse effect on our revenue, profit and financial condition and that of the Enlarged Group.

Disparities in customs duties in different countries and territories can affect the trading and regulatory environment in which we and the Enlarged Group operate

International disparities in rates of excise duty charged on tobacco products have created an environment in which cross-border trading has proliferated, to the detriment of individual government revenues. Within such an environment, there is a risk that tobacco companies and their directors, executive officers and other employees will be subject to investigations by customs or other authorities. Criminal and civil sanctions, negative publicity and allegations of complicity in illegal cross-border trading and money laundering activities may be made against tobacco companies or their directors, executive officers or employees. Along with other responsible members of the tobacco industry and in liaison with government and customs authorities, we have adopted a number of measures, including implementing pre- and post-supply checks on export shipments and strengthening information exchanges with customs authorities, to combat illegal cross-border trading. However, because these activities are illegal, the people conducting them generally try to conceal them and accordingly their detection can be difficult.

We have continued to work with customs authorities in a number of countries around the world to counter the illegal trade in tobacco products and we have now signed Memoranda of Understanding (MoUs) in a total of 11 countries. Discussions are progressing in a number of other countries. In March 2006, together with the other major UK tobacco manufacturers, we signed an industry MoU with HM Revenue & Customs that builds on the success of previous MoUs.

Certain investigations were initiated by German authorities in January 2003 into alleged foreign trading and related violations by a number of people, including Reemtsma employees during a period prior to its acquisition by the Imperial Tobacco Group. In connection with one of the investigations, the authorities have applied for financial penalties to be imposed on Reemtsma. Such penalties could be imposed if current or former Reemtsma employees are ultimately found to have committed offences. In those circumstances, we would seek recovery of any losses under arrangements made on the acquisition of the business. Further details on these investigations are set out in paragraph 9 of Part VI of this Circular (“Additional Information”).

We co-operate fully with any investigations by customs or other authorities and we intend to continue to do so. However, there can be no assurances that such investigations will not result in negative publicity or actions being brought in the future against us, the Enlarged Group or our or its respective directors, executive officers or employees, or that any such publicity or actions will not have an adverse effect on our revenue, profit and financial condition or that of the Enlarged Group. Although we have implemented procedures to detect and control illegal trading of our tobacco products, such procedures can provide only reasonable and not absolute assurance of detecting non-compliance by managing rather than eliminating risk.

We and the Enlarged Group are dependent on our positions in our key countries

The continued organic growth of our business is underpinned by our positions in our key countries. Our two most significant countries are the United Kingdom and Germany (which together contributed 45% of our total revenue less duty and 56% of our total profit from operations in our financial year ended 30 September 2006) and Altadis’ two most significant countries are France and Spain. Any future declines in these markets could have an adverse effect on our revenue, profit and financial condition and that of the Enlarged Group. The proliferation of the counterfeiting of tobacco products could contribute to any such decline.

We and the Enlarged Group may be adversely affected by our significant positions in certain countries

We have significant positions in certain countries in which we operate, including the United Kingdom and Germany, and Altadis has significant positions in France, Spain and Morocco (for cigarettes) and France, Spain and the United States (for cigars). As a result, we and the Enlarged Group may be subject to enhanced regulatory scrutiny as to competition law in these countries, which could result in adverse regulatory action by the relevant authorities, including the potential for monetary fines, and negative publicity. There can be no assurances that any such scrutiny will not result in investigations or actions being brought against us or the Enlarged Group or that any such investigations or publicity will not have an adverse effect on our revenue, profit or financial condition or that of the Enlarged Group.

Information was supplied by the Imperial Tobacco Group and a number of other companies to the UK Office of Fair Trading in October 2003 and April 2005 in relation to an enquiry into the operations of the UK tobacco supply chain, but to date no substantive response to any of the information submitted has been received from the OFT. The OFT’s enquiry is continuing. In the event that the OFT ultimately decides that a company has infringed UK competition law, it may impose a fine. Further details are set out in paragraph 9 of Part VI of this Circular (“Additional Information”).

It is not possible for us to identify from publicly available information whether or not Altadis is subject to any pending anti-trust actions.

We and the Enlarged Group could incur substantial damages and costs in connection with litigation

Tobacco manufacturers, including us and Altadis, have been sued by parties seeking damages for alleged smoking and health-related effects. Although to date no final adverse judgment has been entered and, to our knowledge, no action has been settled in favour of a claimant in any such action in the United Kingdom, Germany, France or Spain (the Enlarged Group’s most important European countries of operation), we cannot assure you that legal aid or other funding will continue to be denied to claimants in smoking and health-related litigation in any jurisdiction in the future, that favourable decisions will be achieved in the proceedings pending against us or the Enlarged Group, that additional proceedings by private, corporate or public sector claimants will not be commenced against us or the Enlarged Group or that we or the Enlarged Group will not incur damages which may be material.

Although it is not possible accurately to predict the outcome of any pending smoking and health-related litigation, we believe that we have meritorious defences to the pending actions against Imperial Tobacco and that they will not have a material adverse effect upon our revenue, profit or financial condition. We have not been able to conduct due diligence as to whether Altadis has meritorious defences to actions pending against it. Regardless of the outcome of any litigation, we and the Enlarged Group will incur costs defending claims which we will not be able to recover fully, irrespective of whether we are successful in defending such claims.

Historically, we did not sell tobacco products in the United States, the jurisdiction with the greatest prevalence of smoking and health-related litigation. However, Reemtsma had sold relatively small quantities of cigarettes in the United States between 1985 and 1999 and we continue to have limited sales in the US duty free market. In addition, following the completion of our acquisition of Commonwealth Brands, we have acquired a US company which manufactures and sells cigarettes in the United States. According to Altadis’ 2006 consolidated management report, the Altadis Group produces and sells cigars in the United States, but no longer produces cigarettes for sale in the United States. We propose to start selling tobacco products, including cigarettes, through Commonwealth Brands directly into the US during 2007 in conjunction with Commonwealth Brands’ existing operations. Consequently, we cannot assure you that we will not be subject to litigation in the United States in the future. In particular, claims including class actions could be made against us in the United States in respect of, amongst other things, claims for personal injury or death, costs of providing health-care and costs of court-supervised health monitoring programmes. The damages sought in any such claim could be significant. We have submitted an application to become a Subsequent Participating Manufacturer to the 1998 Master Settlement Agreement that all major US industry participants have entered into with, amongst others, the attorneys general of 46 US states, to settle healthcare reimbursement claims and other issues. Commonwealth Brands signed the MSA in 1998. However, there can be no assurances that any future litigation against us in the US, if successful, would not have an adverse effect upon our revenue, profit or financial condition or that of the Enlarged Group.

In addition, even if the Altadis Group or the Imperial Tobacco Group are not parties to litigation, any adverse judgment against a tobacco manufacturer or in relation to the tobacco market could have an impact on market conditions which could adversely affect our revenue, profit or financial condition or that of the Enlarged Group.

Recent litigation in respect of the parallel importing of cigars from Cuba could have an adverse effect on sales of Cuban cigars by Corporación Habanos S.A. (of which Altadis owns 50%) in the European Union and elsewhere by liberalising the market for distribution of Cuban cigars within the EU. This litigation concerned the purchase of cigars in Cuba for resale in the UK; the court decided that, as a result of the sales practices of Corporación Habanos S.A. in Cuba at the relevant time, the resale of Habanos cigars in the UK by a UK importer did not, at that time, infringe the trade marks of Habanos.

We operate in highly competitive markets

Our principal competitors are Altria Group, Inc., British American Tobacco plc and Japan Tobacco Inc. These companies, some of which have greater financial resources than we have, remain strong competitors in the international markets in which we operate. Any further increase in competitive activity of these companies and other local manufacturers could lead to further competition and pricing pressure on our brands and reduce our profit margins. Our ability to compete with these companies may be limited by the regulatory environment in which we operate, including advertising restrictions, and this may adversely impact our efforts to strengthen our brand portfolio. Actions from our competitors may also have an unfavourable impact on our ability to meet our strategy of growing the Enlarged Group organically and through acquisitions. We have historically faced competition for acquisitions.

We may be unable to identify further acquisition opportunities

Historically, we have engaged in acquisitions which have been complementary to the organic growth of the Imperial Tobacco Group. The continuation of this expansion strategy is dependent on, amongst other things, identifying suitable acquisition or investment opportunities and successfully completing those transactions. Following Completion, anti-trust or similar laws may make it difficult for us to make additional acquisitions if regulators in countries where we, the Enlarged Group and potential acquisition targets operate believe that a proposed transaction will have an adverse effect on competition in the relevant market. Even if we are able to identify candidates for acquisition, it may be difficult to complete transactions. In the future, this could limit our ability to grow by this method or could raise the price of acquisitions and make them less attractive to us. In addition, if we are unable to secure necessary financing, we may not be able to grow our business through acquisitions.

Our failure to manage growth could adversely affect our business and the business of the Enlarged Group

Our strategy includes expansion of our business internationally both through organic growth and by tobacco and tobacco-related acquisitions. Amongst other things, acquisitions require the attention of management and the diversion of other resources away from organic growth. Our ability to integrate and manage acquired businesses effectively and handle any future growth will depend upon a number of factors and failure to manage growth effectively could adversely affect our revenue, profit and financial condition and that of the Enlarged Group.

Typically, when we acquire a business we acquire all of its liabilities as well as its assets. Although we try to investigate each business thoroughly prior to acquisition and to obtain appropriate representations and warranties as to its assets and liabilities, there can be no assurance that we or the Enlarged Group will be able to identify all actual or potential liabilities of a company prior to its acquisition.

We and the Enlarged Group may be adversely affected by our activities in developing markets

Our expansion into developing markets may present more challenging operating environments where margins in general may be lower and in which commercial practices may be of a lower standard than those in which we have historically operated.

The Proposed Acquisition will increase our sales in developing markets, including countries such as Russia, Morocco and the Middle East. According to Altadis’ 2006 consolidated management report, certain of these developing markets, in particular Morocco, are currently important to the operations of the Altadis Group. Following the Proposed Acquisition, the results and prospects for the Enlarged Group’s operations in these countries will be dependent, in part, on the political stability, economic activity and policies of those countries.

We and the Enlarged Group do business in countries subject to international sanctions

Some of the countries in which we operate and the Enlarged Group will operate, such as Iran, Syria and Cuba, are subject to certain international sanctions. Our current operations in these jurisdictions are not material to our revenue, profit and financial condition. However, Altadis’ cigar operations in Cuba are, we believe, material to the Altadis business. We seek to comply fully with international sanctions to the extent they are applicable to us and will continue to do so following Completion. However, in doing so we may be restricted in the sources of products that we supply to these jurisdictions, in our sources of funding for our operations in these jurisdictions or by the nationality of the personnel that we involve in these activities. In particular, Altadis’ cigar operations in Cuba could be materially limited by the operation of the United States Cuban Assets Control Regulations and the United States Cuban Liberty and Democratic Solidarity (Libertad) Act 1996 (commonly known as Helms-Burton). Future changes in international sanctions may prevent us and the Enlarged Group from doing business in certain jurisdictions entirely, including Cuba, which could have an adverse effect on our revenue, profit and financial condition and that of the Enlarged Group.

Furthermore, we may suffer from adverse public reaction or reputational harm as a result of doing business in countries that have been identified as state sponsors of terrorism by the US State Department or that are subject to international sanctions, notwithstanding that these sanctions do not apply to us as a UK based group and regardless of the materiality of our operations in such countries to our operations or financial condition. Any such reaction could have an adverse effect on our revenue, profit and financial condition and that of the Enlarged Group or on the market price for our Ordinary Shares and ADSs.

We and the Enlarged Group may be adversely affected by changes in taxation legislation

The Enlarged Group’s expected adjusted tax rate of around 26.5% is based on current legislation in the countries in which the Enlarged Group will operate. Taxation legislation may be subject to future changes which could have a detrimental effect on our profit and financial condition and that of the Enlarged Group.

We are and the Enlarged Group will be exposed to currency fluctuations

We are and the Enlarged Group will be exposed to the translation of the results of overseas subsidiaries into pounds sterling as well as the impact of currency fluctuations on our commercial transactions in foreign currencies. For significant acquisitions of overseas companies, borrowings are raised in the local currency to minimise the balance sheet translation risk.

In the 2005 and 2006 financial years, 58% (£6,519 million) and 59% (£6,914 million) of our revenue, respectively, and 63% (£780 million) and 62% (£815 million) of our profit from operations, respectively, were generated in markets outside the United Kingdom. The majority of sales in these markets are invoiced by us in currencies other than pounds sterling, in particular in euros.

Our material foreign currency denominated costs include the purchase of tobacco leaf, which is sourced from various countries but purchased principally in US dollars, and packaging materials, which are sourced from various countries and purchased in a number of currencies. According to Altadis’ 2006 consolidated management report, Altadis has investments in foreign entities which operate in countries whose currency is different from the euro (mainly in Morocco, Russia, Cuba and the US). Altadis’ 2006 consolidated management report does not indicate that Altadis has any significant operations in the United Kingdom or revenues in pounds sterling. As a result, following Completion the Enlarged Group, with its wider geographic spread, will have a greater exposure to the translation of the results of overseas subsidiaries into pounds sterling, as well as the impact of trading transactions in foreign currencies.

In addition, because the Equity Bridge Facility is denominated in euros and the proceeds of the rights issue will be in pounds sterling, we have a material transactional foreign exchange risk. Also, although the rights issue will be sized to provide net proceeds to repay or prepay the Equity Bridge Facility and we have the ability to redenominate some or all of the Equity Bridge Facility into pounds sterling, to the extent that some or all of the Equity Bridge Facility remains in euros when the rights issue is sized, the proceeds of the rights issue might not be sufficient to repay or prepay the Equity Bridge Facility in full due to foreign exchange movements. In those circumstances, we may need to borrow additional sums under the New Bank Debt Facility to repay or prepay the Equity Bridge Facility.

We are and the Enlarged Group will be exposed to tobacco leaf price fluctuations

Our financial results are and those of the Enlarged Group will be exposed to fluctuations in the price of tobacco leaf. Other than the cultivation of tobacco leaf principally for use in Laos and by our African subsidiaries, we are not directly involved in the cultivation of tobacco leaf. Other than tobacco plantations in Connecticut and Honduras, Altadis is not directly involved in the cultivation of tobacco leaf. As with other agricultural commodities, the price of tobacco leaf tends to be cyclical, as supply and demand considerations influence tobacco plantings in those countries where tobacco is grown. Different regions may experience variations in weather patterns that may affect crop quality or supply and so lead to changes in price. In addition, political situations, such as those in Zimbabwe, may result in a significantly reduced tobacco crop in any affected country. This may also lead to increases in price that we and the Enlarged Group may be unable to pass on to customers. We seek to reduce our exposure to individual markets by sourcing tobacco leaf from a number of different countries, including Brazil, India, Greece, Spain, France and Bulgaria.

We are and the Enlarged Group will be exposed to interest rate fluctuations

We are exposed to fluctuations in interest rates on our borrowings and surplus cash. As at 31 March 2007, approximately 20% of our net debt was denominated in pounds sterling and 80% in euros. This compares with the position as at 30 September 2006, when approximately 27% of our net debt was denominated in pounds sterling, 67% in euros and the remainder in other currencies. Since
31 March 2007, we have made additional borrowings in US dollars to finance our acquisition of Commonwealth Brands. Accordingly, our financial results are currently mainly exposed to gains or losses arising from fluctuations in pounds sterling, euro and US dollar interest rates. According to Altadis’ 2006 consolidated management report, Altadis is also exposed to fluctuations in interest rates on its cash, cash equivalents and financial debt.

Our shares and ADSs are subject to price fluctuations

Shares are risk investments and share prices (including the prices of both our Ordinary Shares and ADSs) have been and may remain volatile, which could result in investors being unable to realise the amount originally invested. All dividends on our shares are paid in pounds sterling. Therefore any decline in the pounds sterling/US dollar exchange rate will reduce the US dollar equivalent value of the dividends. Similarly, any such exchange movement could adversely affect the price at which our ADSs trade on the New York Stock Exchange.

A non-exhaustive list of factors that could affect the price of our Ordinary Shares and ADSs includes:

•                  operating results;

•                  results of litigation both directly against ourselves and/or other companies within the tobacco sector;

•                  changes in analysts’ recommendations;

•                  announcements of changes to regulations in respect of advertising, packaging, product constituents and taxation of tobacco products;

•                  regulations restricting smoking in public places;

•                  merger activity, distribution agreements or joint ventures within the tobacco industry; and

•                  changes to key personnel.

We and the Enlarged Group will have significant borrowings which may impair operational and financial performance

We have and the Enlarged Group will have a significant amount of indebtedness and debt service obligations, which may impair both our operating and financial flexibility and that of the Enlarged Group and could adversely affect both our business and financial position and that of the Enlarged Group and our ability to pay dividends.

As at 31 March 2007, we had net debt of £4.2 billion and, since then, we have made additional borrowings to finance our acquisition of Commonwealth Brands. In connection with the Proposed Acquisition, €19.1 billion, US$2 billion and £650 million are available to us under the New Bank Debt Facility and the Equity Bridge Facility. These facilities will be used to finance the Proposed Acquisition, to refinance certain of our existing indebtedness and certain indebtedness of the Altadis Group, to finance the payment of fees, costs and expenses, to issue and cash collateralise (where needed) avales and to provide working capital facilities for the Enlarged Group. We expect to assume the Altadis Group’s existing net debt (which was €2,584 million (£1,751 million) as at 31 March 2007, as disclosed in Altadis’ unaudited announcement of results for the first quarter of the financial year ending 31 December 2007) if the Proposed Acquisition completes.

Our and the Enlarged Group’s substantial indebtedness has important consequences for the holders of our Ordinary Shares and ADSs. It could potentially cause us and the Enlarged Group to dedicate a substantial portion of cash flow from operations to payments to service debt, depending on the level of borrowings, prevailing interest rates and exchange rate fluctuations, which reduces the funds available for working capital, capital expenditure, acquisitions and other general corporate purposes. It could also curtail our ability to pay dividends, limit our and the Enlarged Group’s ability to borrow additional funds for working capital, capital expenditure, acquisitions and other general corporate purposes, limit our and the Enlarged Group’s flexibility in planning for, or reacting to, changes in technology, customer demand, competitive pressures and the industry in which we and the Enlarged Group operate, place us and the Enlarged Group at a competitive disadvantage compared to our competitors that are less leveraged than we are and increase our and the Enlarged Group’s vulnerability to both general and industry-specific adverse economic conditions.

Our existing debt facilities and the debt facilities available in connection with the Proposed Acquisition contain, and Altadis’ existing debt facilities may contain, a number of financial, operating and other obligations that may limit our and the Enlarged Group’s operating and financial flexibility. Our and the Enlarged Group’s ability to comply with these obligations will depend on the future performance of the business. Nothing in this paragraph is intended to qualify the statement in paragraph 10.2 of Part VI of this Circular (“Additional Information”).

Our and the Enlarged Group’s labour agreements may affect operational and financial performance

We believe that all of our operations have, in general, good relations with their employees and unions. There can be no assurance that our or the Enlarged Group’s operations will not be affected by problems in the future. There can be no assurance that work stoppages or other labour-related developments (including the introduction of new labour regulations in countries where we and the Enlarged Group operate) will not adversely affect our revenue, profit and financial condition and that of the Enlarged Group.

We and the Enlarged Group could fail to attract or retain senior management or other key employees

The loss of the services of certain key employees, particularly to competitors, could have a material adverse effect on our results of operations or financial condition and the results of operations or financial condition of the Enlarged Group. In addition, as the Enlarged Group’s business develops and expands, we believe that the Enlarged Group’s future success will depend on its ability to attract and retain highly skilled and qualified personnel, which cannot be guaranteed.

The failure to attract or retain key personnel could significantly impede our financial plans, growth, marketing and other objectives and those of the Enlarged Group. Our success and the success of the Enlarged Group depend to a substantial extent on the ability and experience of our senior management. We can give no guarantee that, following the Proposed Acquisition, the senior management and other key personnel of Altadis would remain with the Enlarged Group or that high quality individuals could be attracted or retained.

2.                              Risks relating to the Proposed Acquisition

Lack of significant due diligence access to the Altadis Group

We have not had access to perform significant due diligence on the Altadis Group. Nothing in this paragraph is intended to qualify the statements in paragraph 1 of Part VI of this Circular (“Additional Information”).

Whilst the Altadis Shares are listed on the Madrid, Barcelona, Bilbao, Valencia and Paris stock exchanges and, as a consequence, Altadis is subject to periodic, public reporting obligations, there can be no assurance that information publicly disclosed by Altadis, or disclosed to us as part of our due diligence, includes all information necessary to make an informed assessment of Altadis’ prospects, results of operations and financial condition. There is a risk, therefore, that we will fail to discover certain liabilities of Altadis, or operating or other problems of Altadis prior to Completion. Further, there is a risk that the consideration paid to the shareholders of Altadis will be in excess of the actual value of the business of Altadis. Since Altadis is a publicly listed company, we will not be able to obtain representations and warranties in connection with the Proposed Acquisition.

In addition, certain contracts to which the Enlarged Group is a party, for example joint venture or distribution agreements, may contain change of control clauses which could allow the counterparty to terminate the contracts or could lead to other adverse effects as a result of the Proposed Acquisition.

The success of the Proposed Acquisition will be dependent upon our ability to integrate the Altadis Group

Whilst we believe that we have a proven track record of integrating acquisitions, the success of the Proposed Acquisition will be dependent upon our ability to integrate the Altadis Group without disruption to our and its existing business.

The integration of the Altadis Group may involve particular challenges and will require management attention that would otherwise be devoted to running the business. We can offer no assurance that the Enlarged Group will realise the potential benefits of the Proposed Acquisition to the extent and within the timeframe contemplated. If we are unable to integrate successfully the Altadis Group, this could have a negative impact on the revenue, profit and financial condition of the Enlarged Group.

The making of the Proposed Offer and the Proposed Acquisition are conditional and the conditions may not be satisfied

The making of the Proposed Offer is conditional on the passing of the Resolution to be proposed at the EGM and on the authorisation of the Proposed Offer by the CNMV. The Proposed Acquisition will also be conditional on a sufficient number of acceptances from the holders of Altadis Shares and the removal of the voting limitation contained in Altadis’ bye-laws and any other restrictive provisions introduced into those bye-laws. There can be no assurance that these conditions will be satisfied and Completion will be achieved. In addition, the CNMV authorisation process in relation to the Proposed Offer may take a lengthy period to complete, which would delay the making of the Proposed Offer.

The Proposed Acquisition requires mandatory merger notification to, and clearance from, the EU Commission. It is expected that the EU Commission clearance or conditional clearance is likely to be obtained before the Proposed Acquisition is completed. The Enlarged Group may have to provide undertakings to the EU Commission to remedy any potential competition concerns, including the possible divestment of part of the business or material contracts of either Imperial Tobacco or Altadis. Although your Board is confident that any undertakings required would not materially adversely affect the operational and financial performance of the Enlarged Group, there can be no assurance as to the timing or outcome of the behavioural and/or structural remedies which may be required by the EU Commission.

The Altadis Group may not perform in line with expectations

If the financial results and cash flows generated by the Altadis Group are not in line with our expectations, a write-down may be required against the carrying value of our investment in the Altadis Group. Such a write-down may affect the Enlarged Group’s business and may also reduce our ability to generate distributable reserves by the extent of the write-down and consequently affect our ability to pay dividends.

Changes in currency exchange rates may affect how certain items are reported in our accounts

If the Proposed Acquisition proceeds and the euro appreciates against the pound sterling, as we report in pounds sterling such appreciation will increase the total investment and the cash flow generated by the Altadis Group as reported in our accounts. Conversely, if the Proposed Acquisition proceeds and the euro depreciates against the pound sterling such depreciation will decrease the total investment and the cash flow generated by the Altadis Group as reported in our accounts.

Possible unavailability of pre-emptive rights for US and other non-UK holders of Ordinary Shares

In the case of an increase of our share capital for cash, our Shareholders are generally entitled to pre-emption rights unless such rights are waived by a special resolution of our Shareholders at a general meeting or in certain circumstances stated in our Articles. To the extent that pre-emptive rights are granted, US and certain other non-UK holders of our Ordinary Shares may not be able to exercise pre-emptive rights for their Ordinary Shares unless we decide to comply with applicable local laws and regulations and, in the case of US holders, unless a registration statement under the Securities Act is effective with respect to those rights, or an exemption from the registration requirements is available. At such time, we would evaluate the indirect benefits to us of enabling the exercise by US and other non-UK holders of our Ordinary Shares of pre-emptive rights and any other factors we consider appropriate at the time. On the basis of this evaluation, we would then need to make a decision as to how to proceed and whether to file such a registration statement or otherwise or whether to take any other steps necessary to enable Shareholders in such other non-UK jurisdictions to exercise their pre-emptive rights. No assurance can be given that any steps would be taken in any jurisdiction or that any registration statement would be filed to enable the exercise of such holders’ pre-emptive rights. In connection with the Proposed Acquisition, neither Ordinary Shares nor rights to them will be registered under the Securities Act and, subject to certain exceptions, they will not be offered into the United States or to US persons.

Dilution of ownership of Ordinary Shares

Those Shareholders, including shareholders in the United States and other jurisdictions where their participation is precluded for legal, regulatory or other reasons, who do not participate in any rights issue that we undertake to raise an amount sufficient to repay or prepay the Equity Bridge Facility (either by not taking up their full entitlement under the rights issue, or otherwise) will suffer a reduction, which might, depending on the number of Ordinary Shares issued, be significant, in their proportionate ownership and voting interest in our ordinary share capital as represented by their holding of Ordinary Shares immediately following the issue of Ordinary Shares pursuant to the rights issue.

There is no squeeze-out provision under current Spanish law

The current Spanish takeover rules do not contain a squeeze-out provision. Therefore, absent a change in the law, if not all of Altadis’ Shareholders tender their shares in the Proposed Offer, those Altadis Shareholders who do not tender their shares will remain shareholders in Altadis. These remaining minority shareholders in Altadis may have interests that differ from those of Imperial Tobacco. Pursuant to Spanish law and Altadis’ articles of association, minority shareholders in Altadis may be able to block certain significant transactions for which supermajority shareholder approval is required, and any such transaction could be in the best interests of the Enlarged Group. Additionally, Spanish law has legal requirements designed to protect the interests of minority shareholders that could negatively impact our ability to direct the affairs of Altadis and its subsidiaries once they have become part of the Enlarged Group. The new Spanish takeover law, which will come into force on 13 August 2007, incorporates a squeeze-out provision, which could be used by the Offeror if it acquires 90% of the voting Altadis Shares through the Proposed Offer.

3.                              Additional risks for ADS holders

As at 11 July 2007, approximately 9.6% of our Ordinary Shares are held in the form of ADSs. Because holders of ADSs do not hold their Ordinary Shares directly, they may be subject to the following additional risks relating to ADSs rather than Ordinary Shares:

•              There can be no assurance that the depositary will be able to convert a dividend or other distribution paid in pounds sterling into US dollars at a specified exchange rate, or sell any property, rights, shares or other securities at a specified price, or that any such transaction can be completed within a specified time period.

•              Upon receipt of a notice from us of a Shareholders’ meeting, the depositary has agreed to provide the holders of ADSs registered on the books of the depositary with any materials that we have distributed, along with a notice as to how each registered ADS holder can instruct the depositary on the voting of the Ordinary Shares underlying the holder’s ADSs. We cannot guarantee that ADS holders will receive voting materials in time to instruct the depositary how to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or third parties, will not receive notice of a Shareholders’ meeting or have the opportunity to exercise a right to vote at all.

•              ADS holders may not receive copies of all reports from the depositary or us and may need to go to the depositary’s offices to inspect any reports issued.

•              ADS holders may not receive all of the benefits of a holder of Ordinary Shares, such as rights to participate in any capital increase. In connection with the Proposed Acquisition, neither Ordinary Shares nor rights to them will be registered under the Securities Act and subject to certain exceptions they will not be offered into the United States or to US persons.

•              We and the depositary may amend or terminate the deposit agreement without the consent of the ADS holders in a manner that could prejudice ADS holders.

•              The ability of an ADS holder to bring an action against us may be limited under English law. We are a public limited company incorporated under the laws of England and Wales. The rights of holders of Ordinary Shares and, therefore, many of the rights of ADS holders, are governed by English law and by our Memorandum and Articles of Association. These rights differ from the rights of shareholders in typical US corporations. In particular, English law significantly limits the circumstances under which shareholders of English companies may bring derivative actions. Under English law generally, only our company can be the proper plaintiff in proceedings in respect of wrongful acts committed against it. In addition, it may be difficult for a US holder to prevail in a claim against us under, or to enforce liabilities predicated upon, US securities laws.

•              A US holder of ADSs may not be able to enforce a judgment against some or all of our Directors and executive officers. Our Directors and executive officers are residents of countries other than the United States. Consequently, it may not be possible for a US holder to effect service of process within the United States upon them or to enforce against them judgments of courts of the United States based on civil liabilities under the US securities laws. We cannot assure you that a US holder will be able to enforce any judgments in civil and commercial matters or any judgments under the US securities laws against our Directors or executive officers who are residents of the United Kingdom or countries other than the United States. In addition, English or other courts outside the United States may not impose civil liability on our Directors or executive officers in any original action based solely on the US securities laws brought against us or our Directors in a court of competent jurisdiction in England or other countries outside the United States.

PART IV

FINANCIAL INFORMATION ON THE ALTADIS GROUP

The financial information on the Altadis Group in this Part IV is in four sections. All of this financial information is prepared under Altadis’ accounting policies, which are likely to differ from Imperial Tobacco’s accounting policies.

Section A has been extracted without material adjustment from Altadis’ unaudited announcement of its results for the first quarter of its financial year ending 31 December 2007.

Section B has been extracted without material adjustment from the audited financial statements of Altadis for the year ended
31 December 2006, which were prepared under IFRS as adopted by the European Union.

Section C has been extracted without material adjustment from the audited financial statements of Altadis for the financial year ended 31 December 2005, which were prepared under IFRS, as adopted by the European Union. Comparatives for the financial year ended 31 December 2004 have been restated in line with the accounting policies applied in the 2005 IFRS Financial Statements.

Section D has been extracted without material adjustment from the audited financial statements of Altadis for the financial year ended 31 December 2004, which were prepared under the Spanish National Chart of Accounts and the consolidation standards established by Spanish corporate legislation.

Deloitte, S.L. has issued audit reports on the financial statements of Altadis for each of the financial years ended 31 December 2006, 2005 and 2004. Each such audit report was unqualified.

Section A — Announcement of the unaudited results of Altadis for the first quarter of the financial year ending 31 December 2007

Madrid-Paris, May 10th, 2007

Altadis first quarter 2007 results: Earnings per share increased 11.6 per cent

In the first quarter of 2007 Altadis delivered good results driven by the strong performance of the Spanish and Moroccan cigarette operations, Cuban cigars business and tobacco logistics in Spain, which jointly more than offset the impact coming from the US cigar business, which also was hit by a weak US dollar. Overall performance of the Group during the quarter for key profitability indicators was in accordance with management’s expectations.

In February, Altadis announced its intention to deploy a corporate reorganisation to address at the same time a more rational legal organisation and the improvement of its financial means, tax base and distributable reserves. As per schedule, the Group is following the procedure required for spinning the French logistic activity off from Seita’s tobacco operations and transforming it into a legal subsidiary, which is expected to be contributed to Logista Group, thus establishing a leading European logistics company.

In March and April, the Board of Directors of Altadis received, analysed along with its advisors and rejected, two approaches from Imperial Tobacco Group PLC (“Imperial”) which included an indicative price of €45 and €47 per share, respectively, with a view to a potential cash tender offer for 100 per cent of the capital stock of Altadis.

On May 4th, CVC Capital Partners and PAI Partners on behalf of private equity funds (“the Sponsors”) submitted to Altadis Board a preliminary non binding offer which included an indicative price of €50 per share, with a view to a potential cash tender offer for 100 per cent of the capital stock of Altadis. The Board of Directors of Altadis analysed it along with its advisors and considered it to show progress towards the real value of the Company. Accordingly, it decided to authorise due diligence solicited by the Sponsors. At the same time, the Board of Directors of Altadis decided to authorise adequate access to the information solicited by Imperial, in terms legally and commercially appropriate.

Altadis Board reiterated its commitment to continue analysing the best options for the Company, its shareholders and its employees.

FINANCIALS

In the first quarter of 2007, Altadis economic sales stood at €931 million (€930 million in the first quarter of 2006).

Disposals impacted slightly negatively economic sales by €–3 million, whereas the dollar having been on average 9 per cent below last year ($1.31 per euro versus $1.20 in 2006) its translation impact on economic sales was negative by €–16 million. Thus, the organic growth of economic sales (i.e. at constant perimeter and currency) was +2.1 per cent.

Economic sales of the Cigarette Division were €413 million (up by €20 million and 5.1 per cent from €393 million in 2006). Spain, Morocco and the Middle East provided important growth to the sales of the Division.

Economic sales for the Cigar Division reached €188 million (down €24 million and –11.4 per cent from €212 million in 2006). The unfavourable exchange rate variation, the challenging market trends in the US and the very strong comparison base of 2006 become the key factors to explain the performance. At constant dollar, cigar economic sales were down –4.8 per cent.

The Logistic Division posted economic sales of €319 million (up €40 million and 14.3 per cent from €279 million in 2006). Spanish market in both, tobacco and general logistics, has been the major driver of this excellent performance.

Economic sales reported as Other operations (Aldeasa and corporate overheads), were €43 million (€46 million in 2006). Eliminations stood at €–32 million (€–1 million in 2006), coming back to the usual evolution during the first quarter of each year.

Group Ebitda increased by €17 million, i.e. +6.6 per cent, to €268 million (€251 million in 2006). The Ebitda margin rate was 28.8 per cent (27.0 per cent in 2006).

Restructuring generated €12 million of cost savings. The negative impact of disposals on Ebitda over the period was €–1 million; the impact of dollar currency translation was negative at €–5 million and therefore, the organic growth of Ebitda (i.e. at constant perimeter and currency) was +9.0 per cent.

The Cigarette Division posted an outstanding increase of 30.0 per cent of its Ebitda to €150 million (€116 million in 2006). The €34 million growth is reflecting the improvement of the margin in Spain, in addition to the positive change in the mix of sales and efficiency benefits.

The Cigar Division showed a difficult quarter, with an Ebitda decline of €–10 million, i.e. –15.8 per cent, to €56 million (€66 million in 2006), reflecting an unfavourable exchange rate evolution during the quarter, a higher than average comparison base and also tougher competition and challenging market trends in the profitable US market. At constant dollar, cigar Ebitda was down –8.4 per cent.

Logistics Ebitda strongly increased by 33.2 per cent to €83 million (up €21 million from €62 million in 2006), driven mainly by the improved Spanish tobacco market.

Ebitda of Other operations stood at €–6 million (€–5 million in 2006). Ebitda eliminations, mostly for intercompany sales of finished goods were €–15 million (€+12 million in 2006).

After depreciation and amortisation of €–45 million (€–53 million in 2006), the Result from ordinary activity reached €223 million (up 12.5 per cent from €198 million in 2006).

With other expense of €–4 million (€–1 million in 2006), the Operating result grew to €219 million (€197 million in 2006), an increase of 11.4 per cent.

The Financial result stood at €–34 million (€–29 million in 2006), mainly due to the increase of the average net debt to €2,623 million as a result of the cash out for the 20 per cent minority stake of Altadis Maroc in July 2006.

Corporate tax amounted to €–60 million (€–56 million in 2006). The effective tax rate stood at 32.6 per cent (33.2 per cent in 2006). Also a separate recurrent tax benefit of €6 million was booked directly in the balance sheet in conformity with IFRS standards for the booking of tax deductible goodwill and brand amortisation.

Results of associates stood at €1 million (€1 million in 2006).

Minority interests, basically within Logista and JR Cigar, stood at €–16 million (€–10 million in 2006).

Resulting net income stood at €110 million (€104 million in 2006). Earnings per share were €43.5 cent (€39.0 cent in 2006), an increase of 11.6 per cent.

The Operating free cash flow generated during the first quarter of 2007 was very high at €331 million (€317 million in the first quarter of 2006).

Net debt was reduced by €85 million to €2,584 million, from €2,669 million as of December 31st, 2006.

The average number of shares outstanding during the first quarter of 2007 was 253.1 million, a reduction of 4.9 per cent versus the first quarter of 2006. The number of shares outstanding is currently 256.1 million, out of which 3.7 million were held as treasury stock by the Group as of March 31st, 2007.

Looking forward, the AGM authorised the Company to buy back shares up to 5 per cent of the outstanding share capital in accordance with its standard policy. However, after the approach received by Imperial in March, the Company has suspended temporarily the execution of the buy back program.

The Board will propose to the next AGM the payment in 2007 of a dividend of €1.10 per share, i.e. a 10 per cent increase on the dividend of €1.00 per share paid in 2006, fully in compliance with the stated policy of yearly double digit growth of the dividend per share. An interim payment of part of that dividend, €50 cent per share, was made on March 20th.

OPERATIONS

Significant restructuring and savings programs as per schedule

Early 2006 the Group considerably amplified its restructuring and savings programs in order to address heavy changes in operations and in the tobacco business environment. They included three tiers:

•                  the industrial restructuring (launched prior to 2006), providing €64 million savings;

•                  the savings program launched on February 1st, 2006, with €91 million savings;

•                  and the latest restructuring, affecting mainly both corporate functions and business units management, launched on February 14th, 2006, generating €60 million savings.

The total savings would be reaching €215 million over three years: €145 million savings were achieved in 2006 and €46 million and €24 million are being and are expected to be captured in 2007 and 2008, respectively.

Cigarette Division: An improved Spanish market drove the performance

The Group sold 26.7 billion cigarettes during the first quarter of 2007 (24.2 billion in 2006) amounting to sales of €413 million (€393 million in 2006). The 10.4 per cent increase of volumes is mainly due to a recovery of sales in certain areas such as Russia (with a low comparison base during the first quarter of last year) and the Middle East. The increase of sales is basically due to the volumes, the higher prices in Spain and the good evolution of the Moroccan market.

Segments

Sales of the blond cigarettes segment, which accounted for 75 per cent of the sales of the Cigarette Division stood at €308 million (€294 million in 2006). Sales grew in Spain, Morocco, the Middle East and Russia by respectively 9.4 per cent, 19.7 per cent, 12.7 per cent and 113.2 per cent. In France, blond sales remained almost stable. In Germany, markets trends are weighing against the segments where Altadis products are particularly strong.

Total market volumes of dark cigarettes dropped by –5.0 per cent in Spain and by –11.4 per cent in France. However, Altadis overall dark cigarette sales increased during the period and stood at €68 million (£66 million in 2006), i.e. +2.8 per cent. Price increase and gain of share in Spain, inventories evolution, and some recovery shown in Russia have driven this positive evolution.

Blond markets

In Spain, Altadis blond sales grew by 9.4 per cent to €67 million (€62 million in 2006). After the increase in the minimum collectible tax of November and the price increase happened at the beginning of the year by €20 cent per pack, the market stabilised and its profitability level improved significantly as a clear indication of focus on profit growth. The blond market increased in volume by 1.5 per cent during the quarter. Altadis market share stood at 25.4 per cent (25.4 per cent in 2006), with an improved mix within its brand portfolio of three major brands (Fortuna, Ducados Rubio and Nobel).

In France, since February a new tobacco law is in place reinforcing a ban on smoking in public and work places. Nevertheless, there is a dispensation period until January 2008 for bars, casinos, tobacconists, discos, hotels and restaurants, softening the transition. Despite this tougher regulatory environment, during the first quarter of 2007 the total market performed quite well and increased slightly by 0.7 per cent and the blond market was up 1.9 per cent in volume. Altadis blond market share was at 17.7 per cent (18.2 per cent in 2006) and sales remained stable at €53 million (€53 million in 2006).

In Germany, the total cigarette market grew by 1.9 per cent driven by the low price segment and following the partial migration from the so-called ‘‘sticks’’ products. As for other key brands, Gauloises Blondes price was raised by €20 cent per pack last October as an anticipation of the VAT increase happened in January. Altadis blond market share was 5.1 per cent (6.0 per cent in 2006) with sales at €37 million (€42 million in 2006), a decline mostly due to both the downtrading towards the low price segment and the reduction of the industry sales through the vending machines, a channel where Altadis is particularly strong (new regulations are requiring electronic age verification). However, despite this complex environment Gauloises keeps performing well within the premium segment. In Poland, in a continued very difficult competitive environment, Altadis showed stable volumes and market share stood at 7.3 per cent (7.9 per cent in 2006). In the rest of Europe Altadis blond cigarettes posted market shares, among others, of 18.2 per cent in Finland, 7.9 per cent in Luxemburg, 7.2 per cent in Austria and 7.0 per cent in Belgium.

In Morocco, Altadis remains in a leading position with very positive dynamics. Altadis cigarettes gained share of market and accounted for 85.9 per cent of the blond market (85.0 per cent in 2006), which at the same time increased in volume by 10.7 per cent; Altadis blond sales were up 19.7 per cent to €47 million (€40 million in 2006). The three key brands, Marquise, Fortuna and Gauloises grew faster than the market. Sales evolution also benefited from the regular increase of prices, of which the latest took place in June 2006.

In Middle Eastern countries, after a year of transition when the company reorganised the logistics flows and inventories, Altadis recovered momentum and returned to strong growth with sales reaching €41 million (€36 million in 2006), an increase by 12.7 per cent. Among other markets, Altadis brands performed very well in Syria, Jordan and Lebanon.

In Russia, being the first quarter the weakest one of the year, sales showed significant recovery. Altadis has four international brands already present in the market, Gauloises, Fortuna, Gitanes and Brilliant, which sell-out figures jointly grew by 74 per cent during the period.

Brands

Altadis key international blond brands, Gauloises, Fortuna and Gitanes, which jointly accounted for 58 per cent of the blond sales in value (€177 million) and 49 per cent of the blond volumes (9.8 billion units), showed a volume increase of +4.8 per cent during the quarter, whereas in value terms they declined slightly by –2.5 per cent, due to the high comparison base of 2006 and the tough market trends occurred in Germany. Fortuna performance was especially outstanding during this first quarter showing a total volume and value increase by 12.4 per cent and 9.7 per cent, respectively, a solid blond market share recovery in Spain, 13.0 per cent (11.2 per cent in 2006) and market share gain in Morocco, too. The brand is being introduced in Russia and also in the Middle East.

The most relevant Altadis local brands, Marquise in Morocco, Balkan Star in Russia, Nobel and Ducados Rubio in Spain and News and Royale in France, which jointly accounted for 34 per cent of the blond sales in value (€106 million) and 38 per cent of the blond volumes (7.6 billion units), grew by 26.4 per cent in volume and by 20.8 per cent in value during the quarter, driven by strong total market performances and some market share gains and particularly those of Marquise (+9.1 per cent in volume), Nobel (+38.8 per cent in volume) and News and Royale (+21.6 per cent and +30.4 per cent in volume, respectively, also helped by their enlarged geographical scopes).

With an Ebitda of €150 million (€116 million in 2006), the Ebitda margin of the Cigarette Division was 36.4 per cent (29.4 per cent in the first quarter of 2006). The significant increase is mainly a consequence of the recovery of the margin rate in Spain and of the restructuring savings and cost-cutting.

The Cigar Division affected by the weak dollar and market trends in the US

Total economic sales of the Cigar Division, €188 million, broke down principally between the US (approximately 55 per cent), Havana cigars (19 per cent), and Europe (17 per cent).

The Havana cigars and Spanish market performed outstandingly, but it was not enough to offset the reduction of the US sales and the dollar evolution during the quarter.

In the United States, Altadis USA kept its focus on upmarket cigars, i.e. cigars with a natural wrapper, and particularly the brand Dutch Masters on one hand, and premium (hand made) cigars like Montecristo and Romeo y Julieta on the other hand, which proved very successful in previous years. Sales of Altadis USA decreased by –10.7 per cent in dollar terms and converted into sales of €102 million (–18.1 per cent on last year’s €125 million). Underlying consumption remains solid in volume terms, but the unfavourable exchange rate variation and the very strong comparison base of 2006 added to the challenging market trends, with a much more aggressive competition and consumers moving towards smaller sized products in both natural and sheet wrapper, to drive the performance of the quarter. As market leader, Altadis has taken important measures to address these challenges and is very confident that in the course of 2007 those measures will be effective.

Sales of Havana cigars in Altadis accounts (i.e. 50 per cent of all Cuban cigar sales, Altadis consolidating proportionally its 50 per cent holding) strongly increased by 16.6 per cent in dollars (+7.0 per cent in euros) to €35 million (€33 million in 2006). The strategy for Cuban cigars is now well established as a combination of ultimate luxury (exclusive and limited productions, last example being Montecristo Number 4 Reserva) and affordable luxury (Mini Cubanos), for a selected number of brands. Sales performed very well in mature markets (for example in Spain, Germany and Italy) and showed very encouraging performance in emerging markets (Russia, Asia-Pacific).

Altadis posted cigar sales in Europe of €32 million (€32 million in 2006). The Spanish cigar market notably recovered from the drop happened at the beginning of last year following the entry in force of the new regulations restricting retail distribution; therefore, Altadis sales in Spain were above last year’s by +14.9 per cent at €17 million (€15 million in 2006). In France sales declined to €11 million (€13 million in 2006).

With an Ebitda of €56 million (€66 million in 2006) the Ebitda margin of the Cigar Division was 29.6 per cent (31.2 per cent in the first quarter of 2006). The evolution reflects mainly an unfavourable exchange rate and also a deterioration of the mix of sales.

Logistic Division: Impressive performance

During the first quarter of 2007 tobacco distribution represented 48 per cent of total logistic activity. The performance of tobacco logistics reflected the trends of tobacco markets in volume and particularly those of Spain (+0.7 per cent), France (+0.7 per cent), Italy (–0.6 per cent) and Morocco (+3.1 per cent), and indirectly via inventories, the changes in retail prices. Sales stood at €155 million (€134 million in 2006), up by +15.6 per cent.

General (i.e. non-tobacco) logistic activities, with sales of €168 million (€150 million in 2006) posted a solid increase of 12.0 per cent. Growth was achieved mainly in transport services in Spain and Portugal (+14.0 per cent), in books, magazines and publications (+23.9 per cent) and in pharmaceutical logistics (with sales of €6 million and a +13.5 per cent growth).

In Morocco, general logistics is developing fast and has overcome the 10 per cent of total logistics economic sales in that country. Altadis Maroc distributed 10.5 million telephone cards (+50.0 per cent), and is extending its line of products, particularly to electronic collection services (starting with Maroc Telecom).

With its Ebitda of €83 million (€62 million in 2006) the Logistic Division increased its Ebitda margin by 3.7 points to 25.9 per cent (22.2 per cent in the first quarter of 2006).

Other activities

Under the caption Other activities, Aldeasa is now the major consolidated company that is reported (proportionally, i.e. 50 per cent), alongside with corporate costs. Aldeasa provided economic sales of €40 million and Ebitda of €5 million (€36 million and €3 million respectively in 2006). For the full caption, figures were €43 million and €–6 million respectively (€46 million and €–5 million in 2006).

Outlook

In 2007, as it has already done in the first quarter, the Group will resume the organic growth trend taking advantage of its strong potential for growth and of its unique and diversified assets. Focus will be placed on developing the business by supporting the equity of its brands. The restructuring programs currently in course will be fully implemented and will improve the performance. The continuing with the disposal of non core assets (€650 million are targeted in the coming four years) and the corporate reorganisation plan in progress will provide a stronger base for the Group’s distribution capability and its policy of returns to shareholders for coming years. As in the past, the Group remains committed to create value for its shareholders.

2007 Q1 profit and loss account

	Q1 2006	Q1 2007	2006-2007 Change
	(€ million)

Revenues	2,941.6	2,902.6	–1.3%
Economic sales	929.9	931.4	+0.2%
EBITDA	251.2	267.8	+6.6%
EBITA	216.5	235.8	+8.9%
Ordinary activities result	198.2	222.9	+12.5%
Other income and expenses	(1.2)	(3.5)	NS
Operating result	197.0	219.4	+11.4%
Financial results	(28.9)	(34.0)	+17.6%
Corporate tax	(55.8)	(60.4)	+8.3%
Associates	1.2	1.4	NS
Minority interests	(9.8)	(16.3)	+66.0%
Net income group share	103.7	110.1	+6.2%
Earnings per share (Eurocent)(1)	39.0	43.5	+11.6%
Average number of shares (m)(2)	266.1	253.1	4.9% reduction

(1) Basic and diluted Earnings per share were equal.

(2) Average number of shares = average of (total number of shares – treasury stock).

The number of shares outstanding as of March 31st, 2007 was 256.1 million, of which 3.7 million were held by the Group as treasury stock.

QUARTERLY FIGURES

Economic sales	Q1 2006	Q2 2006	Q3 2006	Q4 2006	FY 2006	Q1 2007
	(€ million)

Cigarette	393.1	425.4	432.1	442.0	1,692.6	413.0
Cigar	212.4	237.8	209.9	227.7	887.8	188.2
Logistics	279.3	301.7	296.1	313.7	1,190.8	319.3
Others	46.4	54.0	59.5	50.6	210.5	43.4
Eliminations	–1.3	–14.4	8.7	–4,6	–11.6	–32.5
Total	929.9	1,004.5	1,006.3	1,029.4	3,970.1	931.4

Ebitda	Q1 2006	Q2 2006	Q3 2006	Q4 2006	FY 2006	Q1 2007
	(€ million)

Cigarette	115.5	133.8	143.3	131.3	523.9	150.2
Cigar	66.2	76.2	69.3	69.3	281.0	55.8
Logistics	62.0	85.5	83.4	79.3	310.2	82.6
Others	–5.0	3.7	9.3	–0.7	7.3	–5.8
Eliminations	12.5	—	9.3	3.6	25.4	–15.0
Total	251.2	299.2	314.6	282.8	1,147.8	267.8

Definitions of non-standard aggregates

Economic sales: For the Cigarette and the Cigar Divisions, Economic sales are equal to revenues + consignment fees + early payment discounts. For the Logistics Division, they are equal to the logistic fee (as opposed to revenue which also includes the value of the goods distributed).

Ebitda: Ordinary activities result before Depreciation and Amortisation.

Ebita: Ordinary activities result before Amortisation.

Ordinary activities result: Operating result before non-recurrent items.

Operating free cash flow: Ebitda + Change in WCR (Working Capital Requirement) – Corporate tax – Maintenance CAPEX.

Organic: Constant scope of consolidation (perimeter) and constant dollar exchange rate.

Section B — Audited financial statements of Altadis for the financial year ended 31 December 2006

Page references in this section refer to the original financial statements and not to this circular.

Consolidated Balance Sheets

at 31 December 2006 and 2005

(Thousands of Euros)

	NOTE	2006	2005
ASSETS
• NON-CURRENT ASSETS:
Property, plant and equipment	6	882,546	971,014
Investment property	7	16,181	24,164
Goodwill	8	2,749,505	2,863,811
Other intangible assets	9	778,215	859,303
Investments in associates	10	34,312	32,976
Non-current financial assets —		237,877	211,239
Available-for-sale	11.1	172,926	145,954
Other non-current financial assets	11.2	64,951	65,285
Deferred tax assets	29	463,810	422,460
Total non-current assets		5,162,446	5,384,967
• CURRENT ASSETS:
Inventories	12	1,984,664	1,966,350
Trade and other receivables	13	2,481,030	2,516,490
Tax receivables	29	203,848	250,451
Current financial assets —		128,723	192,734
Financial assets at fair value	11.3	58,162	97,074
Other current financial assets	11.4	70,561	95,660
Cash and cash equivalents	14	1,158,824	1,092,465
Other current assets	15	50,318	33,028
Total current assets		6,007,407	6,051,518
• ASSETS CLASSIFIED AS HELD FOR SALE	4.8	29,916	7,877
TOTAL ASSETS		11,199,769	11,444,362
EQUITY AND LIABILITIES
• EQUITY (Note 16):
Share capital		25,612	161,533
Treasury stock		(140,613)	(124,782)
Reserves of the Parent Company	17	335,454	195,729
Reserves at consolidated companies	18 and 19	(5,860)	302,125
Valuation adjustments recognised in equity	20	2,808	(14,814)
Profit for the year		452,667	576,615
Equity attributable to equity holders of the Parent Company		670,068	1,096,406
Minority interest	21	261,878	227,430
Total equity		931,946	1,323,836
• NON-CURRENT LIABILITIES:
Bonds and other marketable debt securities	22	1,591,892	1,591,150
Bank loans and other financial liabilities	23	602,142	646,738
Finance lease payables	24	40,532	43,754
Other non-current liabilities	25	39,062	109,356
Provisions	28	451,329	341,168
Deferred tax liabilities	29	213,098	253,081
Total non-current liabilities		2,938,055	2,985,247
• CURRENT LIABILITIES:
Bonds and other marketable debt securities	22	486,851	354,998
Bank loans and other financial liabilities	23	1,204,350	1,382,956
Finance lease payables	24	3,847	2,805
Trade and other payables	30	1,307,819	1,223,158
Other current liabilities		253,302	340,775
Tax payables	29	3,990,511	3,699,381
Provisions	28	83,088	131,206
Total current liabilities		7,329,768	7,135,279
TOTAL EQUITY AND LIABILITIES		11,199,769	11,444,362

The accompanying Notes 1 to 40 and Exhibit I are an integral part of the consolidated balance sheet at
31 December 2006.

Consolidated Income Statements

for the years ended 31 December 2006 and 2005

(Thousands of Euros)

	NOTE	2006	2005

Revenue	32	12,503,403	12,708,226
Other Operating income	32	132,885	131,648
Procurements		(8,045,705)	(8,154,641)
Personnel expenses		(881,543)	(896,694)
Depreciation and amortisation		(198,842)	(194,926)
Impairment		(31,647)	(5,690)
Other operating expenses		(2,620,106)	(2,534,520)
Financial revenues	32	121,211	108,684
Financial costs	32	(220,677)	(203,416)
Net foreign exchange Gain/(Loss)		(16,483)	6,897
Profit from associates	10	8,982	453
• PROFIT BEFORE TAX		751,478	966,021
Income tax expense	29	(242,168)	(336,515)
• PROFIT FOR THE YEAR		509,310	629,506
Attributable to:
Equity holders of the Parent Company		452,667	576,615
Minority interest	21	56,643	52,891
Earnings per share	5	1.75	2.12

The accompanying Notes 1 to 40 and Exhibit I are an integral part of the consolidated income statement for the year ended 31 December 2006.

Consolidated Statement of Recognised Income and Expenses

for the years ended 31 December 2006 and 2005

(Thousands of Euros)

	NOTE	2006	2005

Gain/(loss) on available-for-sale investments taken to equity	11.1	26,972	1,492
Gain/(loss) on cash flow hedges taken to equity (Net)		2,840	(19,900)
Actuarial gain/(loss) recognised in equity	28	(15,394)
Exchange differences arising on translation of foreign operations	16	(103,598)	133,507
Income tax on income/(expense) taken directly to equity		(4,994)	6,443
NET INCOME/(EXPENSE) TAKEN DIRECTLY TO EQUITY		(94,174)	121,542
Profit for the year	16	509,310	629,506
TOTAL RECOGNISED INCOME AND EXPENSE FOR THE PERIOD		415,136	751,048
Attributable to:
Equity holders of the Parent Company		354,658	694,054
Minority interest		60,478	56,994
TOTAL ATTRIBUTABLE		415,136	751,048
Effect of changes in accounting policy			(* )
Changes in accounting policy			(43,458)
Tax effect of changes in accounting policies			15,210
			(28,248)
Attributable to equity holders of the Parent Companies			(17,503)
Attributable to minority interests			(10,745)
TOTAL EFFECT OF CHANGES IN ACCOUNTING POLICY			(28,248)

Effects of corrections of errors

(*)  The amounts for 2005 correspond to the impact at the beginning of the period of the first-time adoption of IAS 32 and 39

The accompanying Notes 1 to 40 and Exhibit I are an integral part of the consolidated statement of recognised income and expense for the year ended 31 December 2006.

Consolidated Cash Flow Statements

For The Years Ended 31 December 2006 and 2005

(Thousands of Euros)

	YEAR	YEAR
	2006	2005

• OPERATING ACTIVITIES
Profit before tax	751,478	966,021
Amortisation and impairment	230,489	200,616
Income from equity method companies	(8,982)	(453)
Net financial (Income)/Loss	115,949	87,835
Other net income and expenses	58,872	(22,145)
FLOWS FROM ORDINARY ACTIVITIES	1,147,806	1,231,874
Change in working capital (including operating provisions)	226,927	(388,606)
Income taxes paid	(275,477)	(226,379)
Restructuring costs	(111,304)	(143,868)
NET CASH FROM/(USED IN) OPERATING ACTIVITIES (I)	987,952	473,021
• INVESTING ACTIVITIES
Dividends received	5,063	29,053
Short Term financial investments	48,729	44,552
Proceeds from assets disposals and subsidiaries	280,063	116,779
Intangible assets and property, plant and equipment acquisitions	(187,724)	(171,145)
Acquisition of subsidiaries, net of cash acquired	(34,508)	(423,780)
NET CASH FROM/(USED IN) INVESTING ACTIVITIES (II)	111,623	(404,541)
• FINANCING ACTIVITIES
Borrowings cost	(103,113)	(96,852)
Dividends paid(*)	(281,762)	(259,292)
Treasury stock acquisitions(*)	(516,052)	(455,759)
Variations in debt	(120,062)	844,228
NET CASH FROM/(USED IN) FINANCING ACTIVITIES (III)	(1,020,989)	32,325
Cash and cash equivalents at the beginning of the year	1,092,465	977,904
Net increase/(decrease) in cash and cash equivalents (I+II+III)	78,586	100,805
Effects of exchange rate changes	(12,227)	13,756
Cash and cash equivalents at end of the year	1,158,824	1,092,465

(*) Includes transactions by the parent company and subsidiaries

The accompanying Notes 1 to 40 and Exhibit I are an integral part of the consolidated cash flow statement for the year ended 31 December 2006

Notes to 2006

CONSOLIDATED FINANCIAL STATEMENTS

1                                         DESCRIPTION OF THE ALTADIS GROUP

Altadis, S.A. (hereinafter “the Parent Company”) was incorporated on 5 March 1945, under the name of Tabacalera Sociedad Anónima, Compañía Gestora del Monopolio de Tabacos y Servicios Anejos, which was subsequently changed to Tabacalera, S.A. Its current name was approved by the Shareholders’ Meeting on November 13, 1999.

The Group’s core business lines are the manufacture and marketing of cigars and cigarettes and the distribution of tobacco and other products.

In 1999, a business association process was carried out between Tabacalera, S.A. and SEITA (Société Nationale d’Exploitation Industrielle des Tabacs et Allumettes, S.A.). This transaction took the form of a Public Exchange offer by Tabacalera, S.A. for all the shares of SEITA, and 19 shares of Tabacalera, S.A. were delivered for every 6 shares owned by SEITA shareholders who accepted the offer. 83.07% of the capital stock of SEITA was acquired in this transaction, which was approved at Tabacalera, S.A.’s Shareholders’ Meeting on 13 November 1999, which also changed the Company’s corporate name to Altadis, S.A., as indicated above. After various subsequent acquisitions and a delisting tender offer for SEITA shares that Altadis, S.A. completed in January 2003, the Parent Company acquired all the shares of SEITA owned by minority shareholders.

Details of the investees included in the scope of consolidation and which comprise the Altadis Group as of 31 December 2006, indicating, inter alia, the Parent Company’s ownership interest and the cost thereof, the method of consolidation used and the respective lines of business, registered offices and corporate names of each investee, are included in Annex I.

Altadis, S.A.’s registered office is located in Madrid.

2                                         BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS AND CONSOLIDATION PRINCIPLES

2.1                               Adoption of International Financial Reporting Standards (IFRS) —

The consolidated financial statements for the year ended 31 December 2006 are prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the European Union. In Spain, the requirement to present consolidated financial statements under the IFRS approved in Europe is also governed by the eleventh final provision of Law 62/2003 of 30 December, relating to fiscal, administrative and social order measures.

2.2                               Preparation of the consolidated financial statements —

The consolidated financial statements for 2006, approved by the directors of Altadis, S.A. at the Board meeting held on 20 March, 2007, have been prepared from the accounting records and financial statements of the Parent Company and its subsidiaries.

In their preparation all mandatory accounting principles and standards and valuation criteria were taken into consideration and, accordingly, they give a true and fair view of the consolidated equity and financial position of the Altadis Group at 31 December 2006 and of the results of its operations, of the situation of its recognised income and expenses and of the consolidated cash flows which have occurred in the Group for the year then ended.

In 2006, the Group is presenting for the first time a statement of recognised income and expenses as a result of its election to recognise actuarial gains and losses directly in equity (see Note 4.12). In accordance with IAS 1, for comparability purposes the Group has prepared the statement of recognised income and expenses for the year 2005. This statement was not included in the annual accounts for the year ended 31 December 2005 approved at the General Shareholders Meeting as in its place the Company had opted to present the statement of changes in equity. The annual accounts of Altadis, S.A. and of its subsidiaries, prepared by the directors of each company, will be submitted for the approval at their respective Shareholders’ Meetings. The directors of Altadis, S.A. will also submit these consolidated annual accounts for approval at the Shareholders’ Meeting, and consider that they will be approved without any changes.

The consolidated financial statements of the Group for 2005 were approved at the Shareholders’ Meeting of the Parent Company held on 7 June 2006.

Note 4 includes a summary of the main accounting principles and valuation methods applied in preparing the consolidated financial statements of the Group for 2006.

2.3                               Information regarding 2005 —

In compliance with the requirements of IAS 1, the information included in these Notes in respect of 2005 is presented for purposes of comparison with the information relating to 2006 and, accordingly, does not represent in itself the consolidated financial statements of the Group for 2005.

2.4                               Currency of presentation —

These financial statements are presented in euros. Foreign currency transactions are recorded in accordance with the criteria described in Note 4.16.

2.5                               Responsibility for the information and estimates made —

The information included in these consolidated financial statements is the responsibility of the Directors of the Parent Company.

In the preparation of the consolidated financial statements for 2006 and 2005 estimates made by the Directors of the Group have been used to value certain assets, liabilities, revenues, expenses and commitments recorded therein. Basically, these estimates refer to:

•                  The assessment of possible impairment of certain assets.

•                  Assumptions used in the actuarial calculation of pension liabilities and other commitments with employees.

•                  The useful lives of property, plant and equipment, and intangible assets.

•                  The recognition of goodwill and of certain intangible assets.

•                  The fair value of certain assets.

•                  Provisions, etc.

These estimates were made on the basis of the best information available at 31 December 2006 and 2005.

However, future events may require these estimates to be modified. This would be done prospectively, in accordance with IAS 8.

2.6                               Basis of consolidation —

2.6.1                     Dependent Companies

Dependent Companies are considered to be those companies included in the perimeter of consolidation which the Parent Company directly or indirectly manages by virtue of ownership of a majority of the voting rights in their representation and decision-making bodies or has the capacity to exercise control over.

The financial statements of these subsidiaries are fully consolidated. All material balances and transactions between consolidated companies were eliminated on consolidation.

If necessary, adjustments are made to the financial statements of subsidiaries to unify the accounting policies used with those of the Group.

Third-party interests in Group equity and income are presented under “Minority Interests” in the consolidated balance sheet and income statement, respectively.

Results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or until the effective date of disposal, as appropriate.

2.6.2                     Interests in Joint Ventures

“Joint ventures” are those in which management of the investees is carried out jointly by the Parent Company and by third parties, with neither owning a majority of the voting rights. The financial statements of joint ventures are consolidated using the proportionate method. The assets and liabilities of jointly controlled operations are recognised in the balance sheet classified according to their nature. In the same way, income and expenses originating in joint ventures are presented in the consolidated income statement in accordance with their nature.

If necessary, adjustments are made to the financial statements of these companies to unify their accounting policies with those used by the Group.

2.6.3                     Investments in Associates

Associates are entities over which the Parent Company has significant influence. In general it is assumed that there is significant influence when the Group’s percentage of ownership (direct or indirect) is over 20% of voting rights, provided this does not exceed 50%.

In the consolidated financial statements, investments in associates are carried using the equity method; i.e. by the Group’s share of their net equity after taking into account dividends received and other asset eliminations. Gains or losses on transactions with associates are eliminated to the extent of the percentage of the Group’s stake in their capital.

If necessary, adjustments are made to the financial statements of these companies to unify their accounting policies with those used by the Group.

2.6.4                     Foreign Currency Translation

The criteria used for translating to euros the various captions in the balance sheets and income statements of the foreign companies that were included in the perimeter of consolidation were as follows:

•                  Assets and liabilities were translated at the year-end exchange rates.

•                  Capital and reserves were translated at the exchange rates prevailing at the date of first adoption of IFRS (1 January 2004) and considering this rate as the historical exchange rate thereafter.

•                  The income statements were translated at the average exchange rates for the year.

The differences arising from the application of these criteria were included under “Reserves in consolidated companies — Translation Differences” item of the equity caption. These translation differences will be taken to revenues or expenses in the period in which the investment which generated these differences was, totally or partially, realized or disposed of.

Adjustments arising from the adoption of IFRS at the moment of acquisition of a foreign operation relating to the fair value and goodwill are considered assets and liabilities of that company and accordingly, are translated at the exchange rate prevailing at the year-end.

2.6.5                     Changes in the Scope of Consolidation

The most significant variations in the perimeter of consolidation in 2006 and 2005 with an effect on the inter-year comparison were as follows:

a.                                       Main changes in the scope of consolidation in 2006

There were no significant acquisitions or retirements in 2006 with a material effect on the scope of consolidation.

b.                                       Main changes in the perimeter of consolidation in 2005

Acquisitions

In April 2005, in compliance with the agreements entered into by Altadis, S.A. and the Italian group Autogrill, Altadis, S.A. contributed its total shareholding in Aldeasa, S.A. (a company which holds concessions for the operation of stores in airports and museums) to Retail Airport Finance, S.L. As a result of this contribution and other corporate operations, Altadis, S.A. has a 50% interest in the share capital of Retail Airport Finance, S.L.

After the completion and execution of the aforementioned agreements, Retail Airport Finance, S.L., as a result of the tender offer for Aldeasa, S.A. shares, the contribution made by Altadis, S.A., and the subsequent delisting tender offer, owned 99.61% of the share capital of Aldeasa S.A. at 31 December

2005. As a result of this transaction, the shareholding in Aldeasa, S.A. is now considered a joint venture instead of an associate and accordingly has been consolidated using the proportionate consolidation method since May 2005.

Because of its nature, no gain was recognised on this transaction.

The difference between the cost of acquisition and the related carrying amount was attributed partially and provisionally to assets, the detail being as follows:

Thousands
Provisional Allocation for 2005	of Euros

Property, plant and equipment	27,500
Intangible assets — Concessions	100,000
Deferred tax liability	(44,625)
82,875

In 2006, the Group recorded the final allocation of the difference, amounting the resulting goodwill to euros 67,166 thousand. This amount was attributed to future profits.

Revenue and pre-tax income of the Retail Airport Finance subgroup between the date of acquisition (April 2005) and the year-end were euros 216,588 thousand and euros 1,265 thousand, respectively.

In 2006 Retail Airport Finance merged into Aldeasa S.A.

Disposals

At the end of 2005 the Altadis Group sold its entire shareholdings (50%) in CITA, Tabacos de Canarias, S.L. and Tabacos Canary Islands, S.A. (TACISA) to the Gallagher group. These companies manufacture and sell tobacco products and were based in the Canary Islands. The transaction amounted to euros 32,000 thousand, but was subject to change depending on the working capital and debt of the companies and other variables calculated on the basis of audited figures at 31 December 2005.

In 2006, once the definitive sale price had been established, the Group recognised euros 13,854 thousand of additional income related to the final calculation of these variables.

3                                         DISTRIBUTION OF PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT COMPANY

The proposed distribution of Parent Company profit for 2006 that the Board of Directors will submit for approval at the General Shareholders Meeting entails the payment, with a charge to profit for the year of Altadis, S.A., a dividend of euros 1.10 per share. The remainder will be allocated to increase the balance of the Parent Company’s voluntary reserves.

4                                         ACCOUNTING PRINCIPLES AND POLICIES AND VALUATION STANDARDS USED

The main valuation standards, and accounting principle and policies used in preparing the consolidated financial statements for 2006 and 2005, which are in conformity with the IFRS endorsed at the date of the corresponding financial statements, are detailed below. No standards have been applied early.

4.1                               Property, plant and equipment —

Property, plant and equipment are recorded at cost of acquisition less any accumulated depreciation. The cost of acquisition is revalued, in the case of certain consolidated companies, pursuant to applicable legislation in the various countries or certain voluntary revaluations. Upkeep and maintenance expenses are expensed currently. However, the costs of improvements leading to increased capacity or efficiency or to a lengthening of the useful lives of the assets are capitalised. The consolidated companies depreciate their property, plant and equipment by the straight-line method at annual rates based on the years of estimated useful life of the related assets. The rates used are as follows:

Depreciation Rate

Buildings for own use	2 – 4
Plant and machinery	10 – 25
Other furniture, fittings and equipment	6 – 25
Other assets	10 – 33

Land is deemed to have an indefinite life and therefore is not depreciated.

Assets held under finance leases are depreciated over their expected useful lives.

4.2                               Investment property —

This caption includes land and buildings held to earn rentals. It also includes buildings held for capital appreciation, although their sale is not envisaged in the short term. Investment property are recorded at the lower of cost less accumulated depreciation and fair value. The cost of acquisition is revalued, in the case of certain consolidated companies, pursuant to applicable legislation in the various countries. Depreciation is recorded using the same criteria as for elements of the same class of items of property, plant and equipment (see Note 4.1).

In accordance with IAS 40, the Group estimates the fair value of investment properties on a regular basis. This value is calculated with reference to the prices of comparable transactions, internal reports, independent appraisals, etc, so that at the year-end the fair value indicated in Note 7 reflects the estimates of the Group’s Directors regarding the fair values of investment properties at that date.

4.3                               Goodwill —

For acquisitions made, any excess of the cost of acquisition of holdings in the equity of consolidated companies over their corresponding carrying amounts is allocated as follows:

1.                                       If the excess is assignable to specific assets of the companies acquired, by increasing the value of the assets whose fair values are higher than the carrying amounts in the balance sheets of the companies acquired.

2.                                       If the excess is assignable to specific intangible assets, by explicitly recognising this in the consolidated balance sheet provided the fair value at the date of acquisition can be measured reliably.

3.                                       Other differences are recorded as goodwill, which is assigned to one or more specific cash-generating units from which income is expected to be obtained in the future.

Goodwill is only recognised when acquired to third parties.

The goodwill generated on the acquisition of associates is recognised as an increase in the value of the equity investment.

Goodwill is not amortised. At the end of each year, or when signs of an impairment loss are evident, the Group estimates, via an impairment test, possible permanent losses of value which reduce the recoverable value of goodwill to an amount lower than the net cost recorded. If this is the case, the corresponding loss is recorded.

Impairments are not subsequently reversed.

To carry out the impairment test all goodwill is assigned to one or more cash-generating units.

4.4                               Intangible assets —

Intangible assets are specifically identifiable non-monetary assets acquired from third parties or developed by the Group. Only those assets whose cost can be measured reliably and if it is probable that the future economic benefits that are attributable to the asset will flow to the Group a re recognised. Assets for which there is no limit to the period over which they will contribute to the generation of income are deemed to have an “indefinite life”. Other intangible assets are considered to have a “finite life”.

Intangible assets with an indefinite life are not amortised, and therefore are subject to impairment testing at least once a year using the same methods as for goodwill (see Note 4.3).

Intangible assets with finite useful lives are amortised by the straight-line method at annual rates based on the years of estimated useful life of the related assets.

Trademarks

The balance of the Trademarks account includes the acquisition cost of the rights on certain brands of cigars, little cigars and cigarettes and/or the value assigned them in the consolidation process (see Note 9). :Trademarks” are considered to have indefinite lives.

Concessions, rights and licenses

This account mainly includes amounts paid to acquire certain concessions and licences for the distribution, sale and/or manufacture of tobacco products in United States, Morocco and Cuba. It also includes the value of concessions granted to Aldeasa to operate retail stores in various airports (see Note 9).

This account also includes rights which the Group holds over Nicot Participations in respect of certain tax incentives on which the return is guaranteed.

The items included in this account are amortised by the straight-line method over the term of the related rights.

Computer software

Computer software is recorded at cost of acquisition and cost of implementation by third parties and is amortised on a straight-line basis over five years. The related maintenance costs are expensed currently.

4.5                               Impairment of property, plant and equipment and intangible assets —

Each year, the Group assesses possible permanent impairment losses which require it to reduce the carrying amount of its property, plant and equipment, and intangible assets when their recoverable value is lower than the carrying amount.

The recoverable amount is the higher of net selling price and value in use. The value in use is calculated on the basis of estimated future cash flows discounted at a rate which reflects the time value of money as represented by the current market risk-free rate of interest and the specific uncertainty associated with the asset.

When it is estimated that the recoverable amount is lower than the carrying amount, the carrying amount is reduced to the recoverable amount and the corresponding write-off is recognised in the income statement.

If an impairment loss is subsequently reversed, the carrying amount of the asset is increased up to the original carrying amount prior to the recognition of the impairment in value.

4.6                               Leases —

Leasing arrangements are classified as finance leases when their terms and conditions substantially transfer the risks and benefits incidental to ownership to the Group, which usually has an option of acquiring the asset at the end of the lease under the conditions agreed when the transaction was arranged. Other leasing arrangements are classified as operating leases.

4.6.1                     Finance leases

The Group recognises finance leases as assets and liabilities in the balance sheet at the beginning of the lease at the lower of the fair value of the leased asset or the present value of the minimum lease payments. The interest rate of the lease contract is used to calculate the present value of the lease payments.

The cost of assets acquired through finance leases is presented in the consolidated balance sheet in accordance with the nature of the leased asset (see Note 4.1).

Finance expenses are recognised throughout the lease period in accordance with financial criteria.

4.6.2                     Operating Leases

Under operating leases, the lessor retains substantially all the risks and benefits incidental to ownership of the leased asset.

When the Group acts as lessor, it recognises revenue from operating leases by the straight-line method, in accordance with the terms and conditions of the lease contracts. These assets are depreciated in accordance with the policies adopted for similar property, plant and equipment for own use.

When the Group acts as lessee, leasing expenses are taken to the income statement on a straight-line basis.

4.7                               Financial Instruments —

4.7.1                     Financial Assets

Investments

Available-for-sale investments

These include securities purchased which are not intended to be held for trading.

They are measured at fair value, with any gains or losses recognised directly in equity until the asset is sold or is determined to be impaired.

The fair value of a financial instrument on a given date is understood to be its market price. If the market price cannot be measured objectively and reliably, the price of recent transactions or the present value of discounted future cash flows is used.

Dividend received from these investments are recognised as income for the period.

Other current and non-current financial assets

This item includes investments with fixed or determinable payments, stated maturity and which Group companies intend to hold until maturity. Specifically, the following investments have been classified in these items:

•                  Long- and short-term loans

•                  Guarantees

•                  Deposits and other financial assets

Loans granted are carried at the amount provided pending collection. The Group has made the corresponding provisions for default risks.

Guarantees and deposits are carried at the amounts paid.

Treasury stock

According to IAS 32, treasury stock are deducted from equity. For purposes of these financial statements, the Group has included in treasury stock the equity swap contracts entered into to cover the free share plans (see Note 16).

Financial assets at fair value

This item includes deposits maturing at more than three months and other financial assets in which the Group places its temporary cash surpluses, as well as several derivative financial instruments (see Note 4.7.3). These assets are recorded at fair value, with any gains losses recognised directly in the income statement for the year.

Trade and Other Receivables

Trade and other receivables are carried at their nominal value, equivalent to their fair value, less any allowance for insolvency risks.

Cash and Cash Equivalents

This item includes both cash on hand and demand deposits. Other cash equivalents are short-term investments maturing in less than three months and which are not subject to a significant risk of changes in value.

4.7.2                     Financial Liabilities

Bank loans

Bank loans are stated at the amount received, net of direct issuing costs. Interest expenses are recognised according to accrual criteria in the income statement using a financial method and are added to the carrying amount of the liability if not paid during the period in which they accrue.

Trade payables

Trade payables are recognised at repayment value.

4.7.3                     Derivative Financial Instruments and Hedge Accounting

The Group’s activities expose it primarily to the financial risks of changes in foreign exchange rates and interest rates.

It uses derivative instruments (primarily swaps, forwards and options) to hedge its risks associated with interest rate and foreign currency fluctuations (see Note 26).

Futures contracts and financial instruments are classified as hedges when:

•                  The instrument is expected to be highly effective in offsetting the impact of changes in the fair value or cash flows of the hedged risk.

•                  This effectiveness can be measured reliably.

•                  The hedging relationship is formally documented from the beginning of the operation.

•                  The hedged transaction is highly probable.

In general, the Group does not use derivative instruments for speculative purposes.

Hedging instruments are carried at fair value at the trading date. Subsequent fluctuations in the fair value are recognised in accordance with the following criteria:

•                  For fair value hedges, changes in the value of both the hedge contracts and the assets and/or liabilities hedged are recognised directly in the income statement.

•                  For cash flow hedges, the effective portion of the gain or loss on the hedging instrument is recognised in the equity item “Valuation adjustments — Hedging reserve”. Amounts are not taken to results until the hedged transaction are recorded in results or until the date of maturity of the transaction.

•                  Hedges of net investment in foreign operations are accounted for in a similar way to cash flow hedges and any gain or loss on the financial instrument relating to the portion of the hedge considered to be effective is recognised in equity.

The ineffective portion of the gain or loss on the hedging instrument is recognised directly in profit or loss. Changes in the fair value of derivative instruments which do not meet the criteria for hedge accounting are recognised in the income statement as they occur.

4.8                               Non-Current Assets Held for Sale —

Non-current assets are classified at held for sale when their carrying amount is expected to be recovered through their disposal. This condition is deemed to have been met only when disposal is highly probable, and the asset is available for immediate sale in its current state and this will foreseeably be concluded in a period of one year from the date of classification.

Non-current assets classified as held for sale are carried at the lower of carrying amount and fair value less costs to sell.

The amortisation of non-current assets held for sale is discontinued when they are classified as such.

4.9                               Inventories —

Inventories of raw materials and merchandise are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

Semi-finished and finished goods are valued at the lower of production cost and net realisable value. Production cost consists of the cost of raw materials and other consumables plus the remaining manufacturing costs directly attributable to the product and any attributable indirect costs. Net realisable value is an estimate of the sale price less all estimated sale and distribution costs.

The Altadis Group assesses the net realisable value of inventories and makes the appropriate provisions when the cost exceeds the net realisable value.

4.10                        Current/Non-Current —

In the consolidated balance sheet, receivables and payables maturing in 12 months or less from year-end are classified as current assets and current liabilities, respectively, and those maturing at over 12 months as non-current.

4.11                        Severance Costs —

Under current labour legislation and as stipulated in certain labour contracts, Group companies are required to make severance payments to employees terminated under certain conditions. When a restructuring plan for termination is approved by the directors, made public and notified to the employees, the Group records the appropriate provisions to meet future payments arising from implementation of the plan, based on the best estimates available of the projected costs per the related actuarial studies (see Note 28).

4.12                        Pension and Other Commitments to Employees —

The main Group companies have undertaken to supplement the social security benefits received by certain groups of employees, mainly in the event of retirement, disability or death.

In general, the commitments relating to serving and retired employees in these groups are defined-contribution plans and have been externalised through external pension plans and insurance policies. The contributions made by the Group are recorded under the “Personnel Expenses” caption in the consolidated income statement for the year, and the amounts payable in this connection, depending on maturity, are recorded under the “Other non-current liabilities” and “Other Current Liabilities” captions in the accompanying consolidated balance sheet. French Group companies assign a percentage of their income for each year to compensation for their employees, in accordance with current legislation. This amount is externalised by each company, in the name of the employee, in certain marketable securities which the employees generally cannot sell for a period of five years. The expense recorded in this connection in 2006 and 2005 amounted to euros 21,465 thousand and euros 18,475 thousand respectively and is recorded under “Personnel expenses” in the accompanying consolidated income statement.

In this connection, the collective labour agreements or current agreements between certain consolidated companies (mainly Altadis, S.A., SEITA and Altadis Maroc) and certain groups of their employees stipulate the companies’ obligation to make a onetime set payment on retirement or termination, provided certain conditions, relating generally to the date the employee was hired and his/her years of service, are met. These commitments are generally externalised.

Also, Altadis USA, Inc. is obliged to make certain periodic pension payments to its employees from the date on which they retire. These commitments are valued using actuarial criteria and recorded at the current value of the accrued obligations, net, where appropriate, of the fair value of the affected assets. The value of the obligation (cost of the benefits) is calculated using the projected credit unit method, with actuarial valuations being made at the date of each balance sheet. The corresponding provisions are recorded under the “Provisions” caption of the accompanying consolidated balance sheet (see Note 28).

In accordance with IAS 19, the Group has elected to recognise actuarial gains and losses directly in equity (see Note 2.2). The impact of applying this criteria in 2006 amounted to euros 15,394 thousand (before tax). The Group did not recognise any impact in 2005 as it was not material.

4.13                        Share-Based Payments —

As indicated in Note 34, the Parent Company and the subsidiaries LOGISTA and SEITA have various share-based plans. All the share-based plan in existence at the date of transition were granted prior to 7 November 2002, so the Group decided not to apply IFRS 2 to the share option plans granted prior to this date.

In 2005 the Boards of Directors of Altadis and LOGISTA each approved a free share plan for employees to be carried out in three phases. The first began in 2005 and the second in 2006, As these plans are implemented through the physical and free delivery of the shares, the Group has calculated the fair value of each share at the date the rights are granted, bearing in mind the specific characteristics of each plan. It has also estimated the total number of shares to be delivered at the end of the accrual period.

The fair value of the plans was recognised in 2006 and 2005, when each phase started. According to the accrual method, the Company recognised staff costs with a charge to reserves of euros 5,203 thousand and euros 2,212 thousand, respectively. In addition, these plans have been financially supported by respective equity swaps (see Note 16), which have been recorded as indicated in Note 4.7.1.

4.14                        Provisions —

The Group records provisions for the estimated amounts required to meet liabilities arising from litigation in progress or from indemnity payments or obligations, and collateral and guarantees provided by Group companies which may imply a (legal or implicit) payment obligation for the Group provide said amount can be estimated reliably.

4.15                        Factoring and Securitisation Contracts —

The Group signs certain factoring and securitisation contracts with banks for accounts payable. The Group derecognises its accounts receivable only if considers that there is substantial transfer of the risks and benefits associated with these.

4.16                        Foreign Currency —

The consolidated financial statements of the Altadis Group are presented in euros. Consequently, all balances and transactions denominated in other currencies are deemed to be denominated in “foreign currency”.

Transactions in foreign currencies are recorded at their equivalent value in euros, calculated at the exchange rates ruling at the transaction date. Exchange gains or losses arising on the settlement of foreign currency transaction balances are recognised in the consolidated income statement when they arise.

At the year end, balances denominated in foreign currency are adjusted to the year-end exchange rate. Gains and losses arising from this adjustment are recognised in the income statement for the year.

4.17                        Recognition of Revenue and Expenses —

Revenues and expenses are recognised on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises. Specifically, revenue is calculated at the fair value of the payment to be received and represents the amounts receivable for the goods delivered and the services provided as part of the company’s usual activities, less discounts, VAT, excise tax on tobacco products and other sales taxes.

Pursuant to the regulations in the main countries in which it operates, the Group pays excise taxes on the tobacco products it sells, which are passed on to customers. The Group does not record as revenues or expenses the amounts relating to excise taxes, which amounted to, approximately euros 26,942,221 thousand in 2006 and euros 25,496,151 thousand in 2005.

In compliance of the provisions of IAS 18, in purchase and sale transactions in which the Group, regardless of the legal form in which these are executed, receives commission, only the revenue for commission is recognised. Sales and marketing commission is included in revenues. The Group recognises income or loss from transactions involving products sold on consignment (mainly official forms and some tobacco products) at the date of the sale.

Interest revenue and expenses are accrued on a time basis according to the outstanding principal and the effective interest rate charged.

Dividend revenue from investments is recognised when the rights of the shareholders to receive the dividend payment have been established.

4.18                        Corporate Income Tax —

The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, net of tax relief and tax credits. Rates used to calculate income tax are those prevailing at the closing date of the balance sheet.

Deferred tax assets and liabilities are reported using the balance sheet method, in relation to the temporary differences arising between the carrying amount of the asset or liability in the financial statements and the related taxable amount.

Deferred tax assets and liabilities are calculated at the tax rates prevailing at the date of the balance sheet and that are expected to be applied to the period when the asset is realised or the liability is settled. Deferred tax assets and liabilities are charged or credited to the income statement, except for items which are taken directly to equity accounts, in which case the deferred tax assets and liabilities are also charged or credited to said equity accounts.

Deferred tax assets and tax credits arising from tax loss carryforwards are recognised when it is likely that the Group will be able to recover these in the future, regardless of the timing of recovery. Deferred tax assets and liabilities are recorded as its nominal value and are classified as non-current assets/liabilities in the balance sheet.

The Group follows a policy of recording deferred tax arising from the deductibility, for tax purposes, of the amortization of certain goodwill generated on the acquisition of companies.

Deferred tax assets and liabilities are reviewed at each reporting date to verify they remain in force; with the appropriate corrections being made to these according to the results of the review. In this respect, Law 35/2006 of 28 November on personal income tax and the partial amendments to the laws governing corporate taxation and taxation of non-residents and personal income provide, inter alia, a reduction over a period of two years in the corporate tax, which, at 31 December 2006, as follows:

Tax Period Beginning on or After	Corporate Tax Rate

1 January 2007	32.5%
1 January 2008	30%

As a result, bearing in mind the year in which the reversal is likely, in 2006 the Group reassessed the amount of deferred tax assets and liabilities recognised in the consolidated balance sheet. This led to a net euros 24,949 thousand charge to “Income tax expense” in the consolidated income statement (see Note 29).

In addition, a net charge of euros 208 thousand was made to “Valuation adjustments recognised in equity” under the equity caption in the consolidated balance sheet due to the impact of the change in the general corporate tax rate on equity items that were previously debited or credited (see Note 29).

The “Corporate income tax” caption represents the sum of the income tax expense for the year and the result of recording deferred tax assets and liabilities (see Note 29).

4.19                        CONSOLIDATED CASH FLOW STATEMENTS.

The consolidated cash flow statements were prepared using the indirect method and the terms used are defined as follows:

•                  Cash flows: inflows and outflows of cash and equivalents; such are defined as highly liquid short-term investments with low risk of experiencing significant fluctuations in their value.

•                  Operating activities: regular activities engaged in by companies that belong to the consolidated group, in addition to other activities that do not fall under the categories of investing or financing activities.

•                  Investing activities: activities relating to the acquisition, disposal or holding by other means of long-term assets and other investments not included under cash and cash equivalents.

•                  Financing activities: activities that lead to changes in equity and financing liabilities.

5                                         EARNINGS PER SHARE

The basic earning per share is calculated by dividing the net income of the Group (after taxes and minority interest) by the daily average number of outstanding shares during the year, excluding the average number of treasury shares held.

Earnings per share is calculated as follows:

	2006	2005

Net profit for the year (thousands of euros)	452,667	576,615
Daily average no. of outstanding shares (thousands of shares)	264,268	279,002
Average number of treasury shares held (thousands of shares)	(5,025)	(6,660)
	259,243	272,342
EARNINGS PER SHARE (EUROS)	1.75	2.12

As of 31 December 2006 and 2005, there were no dilutive effects on earnings per share.

6                                         PROPERTY, PLANT AND EQUIPMENT

The variations recorded in 2006 and 2005 in this caption in the consolidated balance sheets were as follows:

	Thousands of Euros
2006	Balance at 01/01/06	Additions Provisions	Changes in Consolidation Perimeter	Disposals or Reductions	Translations Differences, Transfers and Other	Balance at 12/31/06

Cost:
Land and buildings	802,107	6,021	732	(60,029)	4,920	753,751
Plant and machinery	1,308,570	19,459	(33,561)	(84,447)	16,924	1,226,945
Other fixtures, tools and furniture	170,107	6,535	(3,636)	(6,431)	11,638	178,213
Other assets	381,473	9,298	(3,300)	(43,439)	9,136	353,168
Construction in progress	65,642	92,300	—	(330)	(92,010)	65,602
	2,727,899	133,613	(39,765)	(194,676)	(49,392)	2,577,679
Accumulated depreciation:
Buildings	(346,074)	(28,950)	(512)	11,821	9,448	(354,267)
Plant and machinery	(998,933)	(64,952)	18,114	75,458	17,021	(953,292)
Other fixtures, tools and furniture	(114,169)	(13,773)	2,415	5,505	(1,116)	(121,138)
Other assets	(280,030)	(25,110)	4,129	43,048	4,775	(253,188)
	(1,739,206)	(132,785)	24,146	135,832	30,128	(1,681,885)
Impairment losses	(17,679)	(6,814)	—	7,189	4,056	(13,248)
TOTAL	971,014	(5,986)	(15,619)	(51,655)	(15,208)	882,546

	Thousands of Euros
					Translations
			Changes in		Differences,
	Balance at	Additions	Consolidation	Disposals or	Transfers	Balance at
2005	01/01/05	Provisions	Perimeter	Reductions	and Other	12/31/05

Cost:
Land and buildings	730,667	20,489	39,432	(18,816)	30,335	802,107
Plant and machinery	1,252,121	20,124	20,489	(53,282)	69,118	1,308,570
Other fixtures, tools and furniture	159,470	4,190	18,830	(8,455)	(3,928)	170,107
Other assets	138,991	5,813	168,150	(7,362)	75,881	381,473
Construction in progress	74,307	97,136	6,651	(9,824)	(102,628)	65,642
	2,355,556	147,752	253,552	(97,739)	68,778	2,727,899
Accumulated depreciation:
Buildings	(305,274)	(26,475)	(2,154)	4,545	(16,716)	(346,074)
Plant and machinery	(956,104)	(76,733)	(14,356)	50,165	(1,905)	(998,933)
Other fixtures, tools and furniture	(113,432)	(13,433)	(13,982)	7,992	18,686	(114,169)
Other assets	(79,041)	(22,663)	(139,872)	6,903	(45,357)	(280,030)
	(1,453,851)	(139,304)	(170,364)	69,605	(45,292)	(1,739,206)
Impairment losses	(17,197)	(1,888)	—	1,713	(307)	(17,679)
TOTAL	884,508	6,560	83,188	(26,421)	23,179	971,014

Changes in consolidation perimeter

The changes in the consolidation perimeter in 2005 relates basically to portion corresponding to the property, plant and equipment of the Retail Airport Finance subgroup, which mainly consist of the assets of Aldeasa, S.A.

Additions

The most significant additions in 2006 and 2005 relate to plant improvements and increases in capacity, included in the Group’s ordinary business activity.

Disposals

The disposals of property, plant and equipment in 2006 and 2005 relate mainly to the derecognition of fully depreciated assets and the sale of land and other properties of the Group (former plants of Altadis, S.A. and disposal of idle properties at Aldeasa) (see Note 32a).

Finance lease assets

The primary asset purchased under a leasing agreement corresponds to the building that houses the Group’s registered office in Madrid, which is included in the “Land and buildings” account in the amount of euros 42,281 thousand.

Other information

At 31 December 2006, the Group’s directors estimate the recoverable value of the assets to be greater than their carrying amount.

At 31 December 2006, fully depreciated property, plant and equipment items in use amounted to euros 900,866 thousand (euros 879,879 thousand at 31 December 2005).

The Group has taken out insurance policies to cover any potential risks to which its property, plant and equipment are exposed, as well as any potential claims that could be filed in response to their use. The directors believe these policies are sufficient to cover any risks to which they are exposed.

7                                 INVESTMENT PROPERTY

The variations recorded in 2006 and 2005 in this caption in the consolidated balance sheets were as follows:

	Thousands of Euros
		Accumulated	Impairment
	Cost	depreciation	losses	Net

Balance at 01/01/05	72,249	(40,787)	(3,180)	28,282
Changes in consolidation scope	12,555	(4,596)	—	7,959
Additions	134	(957)	—	(823)
Reductions or disposals	(7,770)	3,986	—	(3,784)
Asset transfers	(27,007)	19,537	—	(7,470)
Balance at 12/31/05	50,161	(22,817)	(3,180)	24,164
Additions	—	(504)	—	(504)
Reductions or disposals	(17,597)	10,322	939	(6,336)
Asset transfers	1,522	(2,665)	—	(1,143)
Balance at 12/31/06	34,086	(15,664)	(2,241)	16,181

The Group’s investment property corresponds primarily to assets from cigar and cigarette factories currently closed for business and on the market, although such sales are not expected to transpire in the short term. The market value of the Group’s investment property at 31 December 2006 is not significantly different from the carrying value.

8                                 GOODWILL

The variations recorded in 2006 and 2005 in this caption in the accompanying consolidated balance sheets were as follows:

	Thousands of Euros
	2006	2005

Balance at the beginning of the year	2,863,811	2,401,354
Increases	1,401	378,074
Transfers/allocations	(18,789)	(15,716)
Translation differences arising in the year	(72,093)	103,901
Impairment losses	(24,825)	(3,802)
BALANCE AT THE END OF THE YEAR	2,749,505	2,863,811

The most significant variations in 2006 and 2005 were as follows:

2006

There were no significant add it ions or retirements in 2006. Also, in 2006 the definitive allocation of the goodwill relating to Aldeasa was completed, which gave rise to a reduction of EUR 17,814 thousand.

2005

Increases —

a) Altadis Maroc (formerly RTM): EUR 246,093 thousand: in June 2003 the Parent Company submitted the successful bid in the privatisation tender for 80% of Altadis Maroc. The Moroccan State will keep its remaining 20% holding for a period of two years, after which it will have a further two-year period in which to launch a public share offering. In the event that the aforementioned public offering was not fully subscribed, Altadis, S.A. was guaranteed a purchase option and the Moroccan State was guaranteed a sale option. At the close of 2005, the Group considered that such options would likely be exercised and thus decided to record the 20% purchase at the same price per share paid in 2003. As such, no minority interest existed at 31 December 2005 relating to this company. The Group exercised this purchase option in 2006 (see Note 9).

b) Aldeasa: euros 84,980 thousand; this relates to the goodwill that provisionally arose on the transaction described under Note 2.6.5.b, as a result of the contribution made by Altadis, S.A., and the subsequent delisting tender offer.

c) Logista Italia: the Group reached an agreement with Axiter Investments, shareholder of the remaining 4% of Logista Italia capital stock, that ensured Altadis, S.A. a purchase option and Axiter Investments a sale option. In accordance with IFRS, the Group recorded the liability arising from the exercise of the sale-purchase option, generating EUR 34,220 thousand of goodwill. The purchase option was exercised in 2006.

The detail of “Goodwill” in the consolidated balance sheets at 31 December 2006 and 2005 by the company from which it arose is as follows:

	Thousands of Euros
		Impairment		Impairment
	Cost	Losses	Cost	Losses

Consolidated company —
SEITA	152,620	—	152,620	—
LOGISTA	21,805	—	21,805	—
Altadis Maroc	1,171,358	—	1,195,961	—
TCI	10,408	—	10,402	—
ITI Cigars Subgroup —
Empor	718	—	718	—
Emporlojas	146	—	145	—
ITB Corporation	5,572	—	5,841	—
TCI Subgroup —
MC Management	2,343	—	2,343	—
Tabacalera de García	31,367	—	35,018	—
La Flor de Copán	3,563	—	3,977	—
Urex Inversiones Subgroup —
Servicio de Venta Automática	—	—	2,484	—
Tabacmesa	1,205	—	1,226	—
LOGISTA Subgroup —
Logista Italia	662,052	—	662,052	—
Terzia	2,305	—	2,305	—
Dronas 2002	38,489	—	38,489	—
Comercial de Prensa SIGLO XXI	1,619	—	1,619	—
Logista France	—	—	880	—
Sabaté Group	6,970	—	—	—
Additional goodwill acquired by Logista	4,457	—	3,896	—
SEITA Subgroup —
Altadis USA	331,582	—	369,254	—
Balkan Star	147,554	(24,754)	150,860	—
Supergroup Distribution	19,778	(11,700)	19,704	(11,700)
Altadis Polska	25,966	(9,527)	25,771	(9,456)
Altadis Luxembourg	12,638	—	12,638	—
Altadis Finland	3,239	—	3,239	—
LPM Promodem	4,793	—	4,793	—
Societé Allumettiere Francaise (SAF)	761	—	761	—
Philippine Bobbin Corporation Cigars	641	—	662	—
Metavideotex Distribution	453	—	453	—
RP Diffusion	8,097	(3,802)	8,095	(3,802)
Additional goodwill acquired by SEITA	91	—	77	—
	2,672,590	(49,783)	2,738,088	(24,958)
Joint ventures —
Aldeasa Subgroup	67,166	—	84,980	—
ITI Cigars Subgroup —
Corporación Habanos Subgroup	58,612	—	64,674	—
Internacional Cubana de Tabaco	920	—	1,027	—
	126,698	—	150,681	—
TOTAL GOODWILL	2,799,288	(49,783)	2,888,769	(24,958)

The Group’s directors have implemented a procedure to be followed annually to identify potential impairments on the cost recorded with respect to the recoverable value of such assets. The procedure for performing the impairment test is as follows:

•              The recoverable amounts are calculated for each cash-generating unit, taking into account the value in use or the fair value less costs to sell when this one is bigger.

•              The directors of each business unit prepares an annual business plan by market and business activity for each cash-generating unit for the following three years. The plan mainly includes:

•              Profit and loss forecasts.

•              Investment and working capital forecasts.

The forecasts are prepared on the basis of past experience and best estimates, which are consistent with external information.

•              The business plans prepared are reviewed and subsequently approved by the Executive Committee and the Board of Directors.

•              Other variables that influence the figures include:

•              Discount rate to be applied, defined as the weighted average cost of capital, with the cost associated with liabilities and the specific risks related to assets being the primary variables that influence its calculation. The discount rate used fluctuated between 6.39% and 14.03% in 2006 and between 6.04% and 13.89% in 2005.

•              The cash flow growth rate used to extrapolate projected cash flows for periods of time that extend beyond the period covered by budgets and forecasts. These growth rates ranged between 0% and 1% for mature markets and between 1% and 3% for emerging markets in both 2006 and 2005.

At 31 December 2006, the carrying values for goodwill and intangible assets with indefinite useful lives by cash-generating units were as follows:

	Thousands of Euros
		Other Intangible
		Assets with
		Indefinite Life
	Goodwill	(Note 9)	Total

SEITA (Cigarettes, Cigars and Logistics)	152,620	—	152,620
LOGISTA Subgroup	737,697	—	737,697
Altadis Maroc (Cigarettes and Logistics)	1,171,358	239,951	1,411,309
Cigars USA	368,854	126,741	495,595
Balkan Star (Cigarettes)	122,800	—	122,800
Cigars Habanos	65,968	120,001	185,969
Aldeasa	67,166	—	67,166
Other	63,042	7,025	70,067
BALANCE AT THE END OF THE YEAR	2,749,505	493,718	3,243,223

In 2006, the Group recognised an impairment loss in goodwill of EUR 24,754 thousand from Balkan Star. The Group considers all the operations carried out by the Balkan Star subsidiary in Russia as a cash-generating unit. Balkan Star makes and sells cigarettes in the Russian market. In 2006, the Group recognised the impairment of the value of this cash-generating unit due to expectations of a decline in profits in goodwill caused by the change in estimates regarding the positioning of its brands and the development of the business plan. The Group has determined the fair value of the cash-generating unit based on its value in use, taking a discount rate for the expected future cash flows of 9.66% (10.18% in the estimate of value in use in 2005).

The variations that have affected the impairment of goodwill in 2006 and 2005 are as follows:

	2006	2005
	Thousands of Euros

Balance at the beginning of the year	(24,958)	(19,762)
Provisions with a charge to income	(24,825)	(3,802)
Translation differences and others	—	(1,394)
BALANCE AT THE END OF THE YEAR	(49,783)	(24,958)

The directors of the Parent Company consider that, in accordance with the estimates and forecasts available, the Group’s forecasted income from these companies will allow the recovery of the net value of goodwill recorded.

9                                 OTHER INTANGIBLE ASSETS

The variations in “Intangible assets” in 2006 and 2005 are as follows:

	Thousands of Euros
			Changes in
	Balance at	Additions or	Consolidation	Disposals or		Translation	Balance at
2006	01/01/06	Provisions	Perimeter	Reductions	Transfers	Differences	12/31/06

Cost:
With indefinite life — Trademarks	528,151	—	—	(62)	(935)	(33,436)	493,718
With finite life — Concessions, rights and licenses	403,942	39,884	—	(935)	(33,366)	(16,724)	392,801
Computer software and other equipment	124,455	8,880	(941)	(1,789)	3,141	(12)	133,734
	1,056,548	48,764	(941)	(2,786)	(31,160)	(50,172)	1,020,253

Accumulated amortisation:
Concessions, rights and licenses	(120,420)	(47,358)	338	966	10,015	5,927	(150,532)
Computer software and other equipment	(65,516)	(18,195)	234	1,655	1,161	30	(80,631)
	(185,936)	(65,553)	572	2,621	11,176	5,957	(231,163)
Impairment Losses	(11,309)	(8)	—	—	442	—	(10,875)
TOTAL	859,303	(16,797)	(369)	(165)	(19,542)	(44,215)	778,215

	Thousands of Euros
			Changes in
	Balance at	Additions or	Consolidation	Disposals or		Translation	Balance at
2005	01/01/05	Provisions	Perimeter	Reductions	Transfers	Differences	12-31-05

Cost:
With indefinite life— Trademarks	480,726	797	—	(2,171)	6,316	42,483	528,151
With finite life— Concessions, rights and licenses	260,039	915	133,769	(1,492)	(10,860)	21,571	403,942
Computer software and other equipment	90,003	18,499	4,249	(2,341)	13,957	88	124,455
	830,768	20,211	138,018	(6,004)	9,413	64,142	1,056,548

Accumulated amortisation:
Concessions, rights and licenses	(62,724)	(36,594)	(14,003)	1,294	(2,533)	(5,860)	(120,420)
Computer software and other equipment	(38,371)	(18,071)	(3,112)	2,442	(8,379)	(25)	(65,516)
	(101,095)	(54,665)	(17,115)	3,736	(10,912)	(5,885)	(185,936)
Impairment Losses	(12,112)	—	—	—	803	—	(11,309)
TOTAL	717,561	(34,454)	120,903	(2,268)	(696)	58,257	859,303

The trademarks are associated with cash-generating units to which the same criteria described under Note 8 to determine potential losses are applied.

The “Concessions, rights and licenses” account primarily includes the following concepts:

•              Concession for the monopoly to wholesale import and distribution of tobacco in Morocco. The amortisation period coincides with the duration of the concession contract. The concession was initially for a period of 4.5 years from the time of acquisition (July 2003). However, in 2006 this was extended to 31/12/2010 following the acquisition of a further 20% of Altadis Maroc, for which the Group allocated an additional EUR 38,239 thousand.

•              Other concessions and rights (Corporación Habanos and Altadis USA), which are amortised over a period of 20 years.

•              Aldeasa, S.A.’s concessions to operate stores in airports, both domestic and international. The amortisation period ranges from 2 to 9 years.

All recorded intangible assets have been acquired by the Group from third parties.

Fully amortised intangible assets in use at 31 December 2006 and 2005 amounted to approximately EUR 38,451 thousand and EUR 29,508 thousand, respectively.

At 31 December 2006, indications of impairment in value were not determined in the case of any of the Group’s intangible assets. The Board of directors estimates the recoverable value of the assets to be greater than their carrying value, and thus no provisions have been recorded for impairment losses.

10                                  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD AND IN JOINT VENTURES CONSOLIDATED USING THE PROPORTIONATE CONSOLIDATION METHOD

The variations in 2006 and 2005 in investments in associates accounted for using the equity method were as follows:

	Thousands of Euros
				Share in		Translation
	Balance at			Income (Loss)	Distribution	Differences	Balance at
2006	01/01/06	Additions	Reductions	For the Year	of Dividends	and Other	12-31-06

Direct ownership interests:
Tabaqueros Asociados	967	—	—	416	(467)	—	916
Tabacos Elaborados	1,392	—	—	611	(684)	—	1,319
MTS	1,946	—	(1,946)	—	—	—	—
Urex Inversiones Subgroup:
Compañia Española de Tabaco en Rama	11,662	—	—	827	(272)	—	12,217
Uniôn Ibêrica de Radio	5,093	—	—	478	—	(1)	5,570
Inversiones Tabaqueras
Internacionales Cigars Subgroup (ITI Cigars):	266	—	(38)	—	—	(228)	—
ALDEASA Subgroup	1,048	656	—	536	(93)	—	2,147
LOGISTA Subgroup	482	12	—	577	(233)	—	838
SEITA Subgroup:
Intertab	1,320	—	—	91	(725)	(29)	657
LTR Industries	8,040	—	—	5,212	(2,862)	—	10,390
MITSA	760	—	—	234	(736)	—	258
Total	32,976	668	(1,984)	8,982	(6,072)	(258)	34,312

	Thousands of Euros
				Share in		Translation
	Balance at			Income (Loss)	Distribution of	Differences	Balance at
2005	01/01/05	Additions	Reductions	For the Year	Dividends	and Other	12/31/05

Direct ownership interests:
Aldeasa	116,756	—	(115,706)	(933)	(117)	—	—
CITA Tabacos de Canarias	28,667	—	(24,000)	(4,667)	—	—	—
Tabaqueros Asociados	878	—	—	466	(377)	—	967
Tabacos Elaborados	1,261	—	—	684	(553)	—	1,392
Tabacos Canary Island (TACISA)	7,949	—	(8,000)	51	—	—	—
MTS	2,671	—	—	(725)	—	—	1,946
Urex Inversiones Subgroup:
Compañia Española de Tabaco en Rama	11,830	—	—	106	(274)	—	11,662
Uniôn Ibêrica de Radio	4,558	—	—	535	—	—	5,093
Inversiones Tabaqueras
Internacionales Cigars Subgroup (ITI Cigars):	108	223	(76)	7	—	4	266
ALDEASA Subgroup:	—	1,460	(412)	—	—	—	1,048
LOGISTA Subgroup:
Iberia L.A.E	195,273	34	(195,307)	—	—	—	—
Other	934	—	(642)	302	(112)	—	482
SEITA Subgroup:
Intertab	1,077	—	—	253	—	(10)	1,320
LTR Industries	6,971	—	(7)	4,047	(2,971)	—	8,040
MITSA	433	—	—	327	—	—	760
Total	379,366	1,717	(344,150)	453	(4,404)	(6)	32,976

The most significant financial information related to holding interests in the main associates is as follows:

	Thousands of Euros
	Assets		Equity		Revenues
	12-31-06	12-31-05	12-31-06	12-31-05	12-31-06	12-31-05

Urex Inversiones Subgroup:
Compañía Española de Tabaco en Rama	73,463	77,699	58,610	57,772	39,952	34,357
Unión Ibérica de Radio	15,706	16,520	13,109	11,209	4,335	4,203
SEITA Subgroup:
Intertab	3,449	3,399	2,111	2,641	10,447	10,639
LTR Industries	93,862	113,863	13,492	12,576	92,663	100,446
MITSA	6,300	7,634	1,079	3,165	6,095	7,289

Annex I includes a list of main holding interests in associates, which details the name, corporate headquarters, and primary business activity, the percentage of ownership held by the Group, as well as additional financial information.

The most significant financial information related to ownership interests in the main joint ventures is as follows (considering a 100% participation):

	Current	Non-current	Current	Non-current
2006	assets	assets	liabilities	liabilities	Revenue	Expenses

Corporación Habanos Subgroup	266,596	612,053	135,079	91,654	409,283	337,053
Aldeasa Subgroup	138,357	538,101	145,538	239,490	669,570	668,630

	Current	Non-current	Current	Non-current
2005	assets	assets	liabilities	liabilities	Revenue	Expenses

Corporación Habanos Subgroup	260,824	684,284	181,689	46,470	368,114	292,485
Aldeasa Subgroup	147,438	713,911	390,831	122,449	437,372	417,608

11                                  FINANCIAL INVESTMENTS

11.1                        Available-For-Sale —

The variations recorded in 2006 and 2005 in this caption were as follows:

	Thousands of Euros
	Balance at	Additions		Balance at
2006	01-01-06	and transfers	Reductions	12-31-06

Cost:
Iberia L.A.E	140,074	28,690	—	168,764
Other	5,880	—	(1,718)	4,162
TOTAL	145,954	28,690	(1,718)	172,926

	Thousands of Euros
	Balance at	Additions			Balance at
2005	01-01-05	and transfers	Reductions	Other	12-31-05

Cost:
Iberia L.A.E	—	155,978	(15,904)	—	140,074
Other	8,495	5,693	(12,917)	4,609	5,880
TOTAL	8,495	161,671	(28,821)	4,609	145,954

At 31 December 2006 and 2005, Iberia L.A.E. quoted at EUR 2.79 and EUR 2.29 per share, respectively.

Pursuant to IFRS-EU, the net increase in available-for-sale investments has been recognised with a charge to equity (see Consolidated statement of recognised income and expense).

This caption also includes other minority investments in non-consolidated companies that are individually insignificant.

11.2                        Other Non-Current Financial Assets —

The variations recorded in 2006 and 2005 in this caption were as follows:

	Thousands of Euros
	Balance at		Changes in	Retirements	Transfers	Translation	Balance at
2006	01-01-06	Additions	perimeter	or Reductions	and Other	Differences	12-31-06

Cost:
Long-term loans	58,856	5,055	1,008	(7,460)	(4,708)	(1,740)	51,011
Long-term deposits and guarantees	21,085	7,733	122	(678)	(1,877)	(985)	25,400
Other investments	4,225	1,029	—	(28)	(10)	(401)	4,815
	84,166	13,817	1,130	(8,166)	(6,595)	(3,126)	81,226
Provisions	(18,881)	—	—	2,392	18	196	(16,275)
TOTAL	65,285	13,817	1,130	(5,774)	(6,577)	(2,930)	64,951

	Thousands of Euros
	Balance at		Changes in	Retirements	Transfers	Translation	Balance at
2005	01-01-05	Additions	perimeter	or Reductions	and Other	Differences	12-31-05

Cost:
Long-term loans	61,117	5,153	—	(6,959)	(2,743)	2,288	58,856
Long-term deposits and guarantees	20,168	501	374	(3,506)	1,939	1,609	21,085
Other investments	2,932	3,222	—	(100)	(2,201)	372	4,225
	84,217	8,876	374	(10,565)	(3,005)	4,269	84,166
Provisions	(19,258)	(4,760)	—	5,098	263	(224)	(18,881)
TOTAL	64,959	4,116	374	(5,467)	(2,742)	4,045	65,285

Long-Term Loans

The loans granted are mainly loans granted to personal, loans to third parties and loans to finance the tobacco industry. The detail by maturity and interest rate is as follows:

	Balance at			Maturity				Average
	12-31-06	2007	2008	2009	2010	2011	Other	interest Rate

Employee loans
Loans in foreign currency	14,516	1,517	1,418	1,370	1,324	1,275	7,612	4%
Loans to the tobacco industry
Loans in foreign currency	13,694	1,424	2,967	2,917	2,870	3,516	—	Libor+0.625%

Loans to third parties
Loans in euros	10,920	4,820	6,100	—	—	—	—	Various
Loans in foreign currency	11,881	791	11,090	—	—	—	—	Libor+0.25%
TOTAL	51,011	8,552	21,575	4,287	4,194	4,791	7,612

11.3                        Financial Assets Valued at Fair Value —

The detail of this caption in the consolidated balance sheets at 31 December 2006 and 2005 is as follows:

	Thousands of
	Euros
	2006	2005

Current deposits and other assets	30,796	53,063
Derivatives at fair value (see Note 26)	27,366	44,011
	58,162	97,074

“Current deposits and other assets” mainly includes investments made by the Group in deposits which availability is not immediate.

11.4                        Other Current Financial Assets —

The detail of this caption in the consolidated balance sheets at 31 December 2006 and 2005 is as follows:

	Thousands of
	Euros
	2006	2005

Loans granted to third parties	41,845	55,719
Insurance funds	35,136	45,045
Short-term deposits and guarantees	1,784	1,744
Loans granted to associates (Note 36)	—	206
Other	117	1,408
Loans granted to third parties	(8,321)	(8,462)
	70,561	95,660

At 31 December 2006, the loans granted to third parties were primarily loans for financing the tobacco industry in an amount of EUR 28,142 thousand (EUR 31,263 thousand in 2005). The average interest rate on the loans in 2006 and 2005 was Libor+0.625% and 4.22%, respectively.

The “Insurance funds” account corresponds primarily to investments held with various insurance companies which is remunerated using a floating interest rate. In 2006, the average interest rate was 3.37% (4.26% in 2005).

12                          INVENTORIES

The detail of the Group’s inventories as of 31 December 2006 and 2005 is as follows:

	Thousands of Euros
	2006	2005

Raw materials and other supplies	547,058	570,308
Semifinished goods and work-in-progress	71,329	76,121
Finished goods	349,432	338,285
Merchandise	1,069,610	1,033,606
Provisions	(52,765)	(51,970)
	1,984,664	1,966,350

13                          TRADE AND OTHER RECEIVABLES

The detail of this caption in the accompanying consolidated balance sheets at 31 December 2006 and 2005 is the following:

	Thousands of Euros
	2006	2005

Receivables for sales and services	2,278,155	2,031,900
Receivable from associates and related parties (Note 36)	7,589	6,383
Other receivables	216,388	495,968
Employee receivables	3,511	2,531
Advances to suppliers	31,751	34,403
Less — Allowances for bad debts	(56,364)	(54,695)
	2,481,030	2,516,490

Receivables from Sales and Services

This account includes mainly the balances receivable from sales outlets for the sale of tobacco and revenue and postage stamps relating, basically, to the last supply in the year for settlement at the beginning of the following year. It also includes excise taxes on the tobacco products and VAT on the sale of tobacco, which are not included in revenues (Note 4.17).

The average collection period ranges between 10 and 45 days, with no interest accrual as a general rule. The Group follows the procedures for determining potentially bad debts on the basis of a specific analysis. The Group’s Board of directors considers that the carrying value of trade and other receivables approximate their fair value.

Other Receivables

This account includes, basically, the sum of excise taxes on the tobacco products charged at year-end and after being passed on to customers.

Advances to Suppliers

This account includes advances granted to companies consolidated using proportionate consolidation which have not been eliminated on consolidation amounting to EUR 13,826 thousand in 2006 and EUR 15,600 thousand in 2005.

14                          CASH AND CASH EQUIVALENTS

The detail of this caption in the consolidated balance sheets at 31 December 2006 and 2005 is as follows:

	Thousands of Euros
	2006	2005

Cash	816,775	413,244
Funds (money market)	152,141	585,010
Eurodeposits	13,135	10,122
SICAV (Morocco)	171,039	80,381
Other	5,734	3,708
	1,158,824	1,092,465

This caption mainly includes the Group’s cash, money-market mutual funds and bank deposits initially maturing in three months or less. The average interest rate earned by the Group on its balances of cash and cash equivalents in 2006 was 2.77% (2.05% in 2005).

The carrying amount of these assets approximates their fair value.

15                          OTHER CURRENT ASSETS

The “Other current assets” caption of the accompanying consolidated balance sheets at 31 December 2006 and 2005 corresponds to advanced payments.

16                          VARIATION IN EQUITY, SHARE CAPITAL AND TREASURY STOCK

The movement in equity in 2006 and 2005 was the following:

			Reserves of the Parent Company
				Revaluation	Difference Due to
				Reserve	Redenomination		Reserves for
	Share	Treasury	Legal	RD Law	of Share Capital	Voluntary	Treasury
	Capital	Stock	Reserve	7/1996	in Euros	Reserves	Stock

Balance at 1 January 2005	169,933	—	33,987	53,461	309	1,177	16,188
First-time adoption of IAS 32 and 39	—	(131,167)	—	—	—	—	114,978
Distribution of profit —
— To reserves	—	—	—	—	—	423,586	—
— To dividends	—	—	—	—	—	—	—
Acquisition of treasury stock	—	(431,766)	—	—	—	—	—
Capital reduction	(8,400)	456,357	(1,680)	—	—	(446,277)	—
Translation differences		—	—	—	—	—	—
Other variations in treasury stock	—	(18,206)	—	—	—	26,289	(26,289)
Profit for the year	—	—	—	—	—	—	—
Valuation adjustments recognized in equity —	—	—	—	—	—	—	—
Change in consolidation perimeter	—	—	—	—	—	—	—
Other movements	—	—	—	—	—	—	—
Balance at 31 December 2005	161,533	(124,782)	32,307	53,461	309	4,775	104,877
Distribution of profit —
— To reserves	—	—	—	—	—	489,330	—
— To dividends	—	—	—	—	—	—	—
Acquisition of treasury stock	—	(487,301)	—	—	—	—	—
Capital reduction —
— Amortization of Treasury stock	(7,860)	485,526	(1,572)	—	—	(476,094)	—
— Nominal Value reduction	(128,061)	—	(25,613)	—	—	153,674	—
Translation differences	—	—	—	—	—	—	—
Other variations in treasury stock	—	(14,056)	—	—	—	777	(777)
Profit for the year	—	—	—	—	—	—	—
Valuation adjustments recognized in equity —	—	—	—	—	—	—	—
Actuarial gains and losses	—	—	—	—	—	—	—
Other movements	—	—	—	—	—	—	—
Balance at 31 December 2006	25,612	(140,613)	5,122	53,461	309	172,462	104,100

		Valuation
	Reserves at	Adjustments
	Consolidation	Recognised	Profit for		Minority	Total
	Companies	in Equity	the Year	Total	Interest	Equity

Balance at 1 January 2005	325,436	—	539,337	1,139,828	286,649	1,426,477
First-time adoption of IAS 32 and 39	(14,654)	(2,849)	—	(33,692)	(10,745)	(44,437)
Distribution of profit —
— To reserves	(130,885)	—	(292,701)	—	—	—
— To dividends	—	—	(246,636)	(246,636)	(17,223)	(263,859)
Acquisition of treasury stock	—	—	—	(431,766)	—	(431,766)
Capital reduction	—	—	—	—	—	—
Translation difference	129,404	—	—	129,404	4,103	133,507
Other variations in treasury stock	—	—	—	(18,206)	—	(18,206)
Profit for the year	—	—	576,615	576,615	52,891	629,506
Valuation adjustments recognized in equity	—	(11,965)	—	(11,965)	—	(11,965)
Change in consolidation perimeter	—	—	—	—	(88,221)	(88,221)
Other movements	(7,176)	—	—	(7,176)	(24)	(7,200)
Balance at 31 December 2005	302,125	(14,814)	576,615	1,096,406	227,430	1,323,836
Distribution of profit —
— To reserves	(173,331)	—	(315,999)	—	—	—
— To dividends	—	—	(260,616)	(260,616)	(22,282)	(282,898)
Acquisition of treasury stock	—	—	—	(487,301)	—	(487,301)
Capital reduction —
— Amortization of Treasury stock	—	—	—	—	—	—
— Nominal Value reduction	—	—	—	—	—	—
Translation differences	(99,326)	—	—	(99,326)	(4,272)	(103,598)
Other variations in treasury stock	—	—	—	(14,056)	—	(14,056)
Profit for the year	—	—	452,667	452,667	56,643	509,310
Valuation adjustments recognized in equity	—	17,622	—	17,622	8,106	25,728
Actuarial gains and losses	(16,304)	—	—	(16,304)	—	(16,304)
Other movements	(19,024)	—	—	(19,024)	(3,747)	(22,771)
Balance at 31 December 2006	(5,860)	2,808	452,667	670,068	261,878	931,946

Changes in the Parent Company’s share capital in 2005 and 2006 were as follows:

	Number of Shares	Par Value
		(Euros)
No of shares and par value at 1 January 2005	283,221,426	0.60
Capital reduction via cancellation of treasury shares:	(14,000,000)	0.60
No of shares and par value at 31 December 2005	269,221,426	0.60
Capital reduction via cancellation of treasury shares:	(13,100,000)	0.60
Capital reduction with credit to reserves	—	(0.50)
NO OF SHARES AND PAR VALUE AT 31 DECEMBER 2006	256,121,426	0.10

On 18 July 2006, the Parent Company reduced capital through the amortization of 13,100,000 treasury shares with a par value of EUR 7,860 thousand and a reduction of EUR 477,666 thousand to reserves. On 21 July 2006, the Parent Company reduced capital with a credit to “Voluntary reserves” of EUR 128,061 thousand via the reduction in nominal value of the shares from EUR 0.60 to EUR 0.10.

In addition, in 2005 the Parent Company reduced capital through the retirement of 14,000,000 treasury shares with a par value of EUR 8,400 thousand and a decrease of EUR 447,957 thousand to reserves.

At 31 December 2006, all of the shares were of the same class and are fully subscribed and paid.

At 31 December 2006, none of the shareholders owned more than 10% of the share capital of Altadis, S.A.

The Parent Company’s shares, which are listed on the electronic trading platform (the continuous market) of the Spanish and Paris Stock Exchanges, all have equal voting and dividend rights.

Treasury Shares

The variations in this heading in the consolidated balance sheets at 31 December 2005 and 2006 were as follows:

	Thousands of Euros
	Number of	Acquisition
	Shares	Cost	Provision	Total

Balance at 1 January 2005	4,423,474	131,167	(114,978)	16,189
Increases	12,575,719	431,766	—	431,766
Decreases	(78,774)	(1,699)	—	(1,699)
Capital reduction	(14,000,000)	(456,357)	—	(456,357)
Share distribution plan (see Note 34-d)	—	19,905	—	19,905
Transfer from balance of provision for treasury shares	—	—	114,978	114,978
BALANCE AT 31 DECEMBER 2005	2,920,419	124,782	—	124,782
Increases	12,996,307	487,300	—	487,300
Decreases	(116,726)	(2,551)	—	(2,551)
Capital reduction	(13,100,000)	(485,526)	—	(485,526)
Free shares plan (see Note 34-d)	—	16,608	—	16,608
BALANCE AT 31 DECEMBER 2006	2,700,000	140,613	—	140,613

The average purchase price for Parent Company shares in 2006 was EUR 37.495 (EUR 34.33 per share in 2005). As explained in Note 34-d, the Board of Directors of Altadis, S.A. approved a free shares plan divided up into three stages. The Group decided to fund the first two stages of the plan with an equity swap contract with a financial institution. As a result of this contract, a non-current account payable to this entity amounting to EUR 19.9 million was recognised for the acquisition of shares in the first stage and EUR 16.6 million in the second (see Note 23). For the purpose of presenting the IFRS financial statements, the related asset was treated as treasury shares and, therefore, is deducted from equity.

At 31 December 2006 and 2005, consolidated companies held treasury shares of the Parent Company mainly for the purpose of reducing capital.

17                          RESERVES OF THE PARENT COMPANY

Legal Reserve

Under the revised Spanish Corporations Law, 10% of the Parent Company’s income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount. With the exception of the above, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses provided other reserves are insufficient for this purpose.

The Parent Company’s legal reserve is fully provided.

Reserve for Treasury Shares

Under the revised Spanish Corporations Law, a restricted reserve has been set up equal to the carrying value of Parent Company shares held by the Group.

This reserve may be freely distributed once the circumstances that warranted it have disappeared.

Revaluation Reserve Royal Decree Law 7/1996, of 7 June

Pursuant to Royal Decree Law 7/1996 of 7 June, Altadis, S.A. revalued its property, plant and equipment by EUR 55,113 thousand and paid a single 3% tax on the net amount of the revaluation.

The balance of this reserve may be used, free of tax, to offset the book losses of Altadis, S.A., in prior years’ of the current year, or losses which might arise in the future, and to increase share capital. From 1 January 2007 the balance of this account can be taken to unrestricted reserves provided that the capital gain has been realised. The surplus will be deemed to have been realised in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or retired from the accounting records. If the balance were used in a manner other than that provided for in Royal Decree-Law 7/1996, it would be subject to tax.

18           RESERVES AT FULLY- OR PROPORTIONATELY-CONSOLIDATED COMPANIES

The detail of these reserves at 31 December 2006 and 2005 is as follows:

	Thousands of Euros
	2006			2005
		Translation			Translation
		differences			differences
Company	Reserves(*)	and other	Total	Reserves(*)	and other	Total

SEITA Subgroup	10,125	26,581	36,706	150,900	33,370	184,270
Altadis Holdings USA Subgroup	(207,362)	(5,751)	(213,113)	(148,169)	34,293	(113,876)
LOGISTA Subgroup	125,535	—	125,535	92,829	—	92,829
Urex Inversiones, S.A.	25,674	1,447	27,121	27,878	—	27,878
Corporación Habanos Subgroup	(171,654)	(10,318)	(181,972)	(175,657)	18,745	(156,912)
TCI Subgroup	55,177	(2,973)	52,204	86,999	—	86,999
Other companies	179,621	(29,786)	149,835	188,614	(7,912)	180,702
	17,116	(20,800)	(3,684)	223,394	78,496	301,890

(*)   The balances of “Reserves” (mostly in Altadis Holdings USA Subgroup and Corporación Habanos Subgroup) include translation differences generated at origin which were recorded under this heading in accordance with IFRS 1.

Reserves at consolidated companies include the retained earnings at the beginning of the year of the consolidated companies, including consolidation adjustments.

19           RESERVES AT ASSOCIATES

The detail of these reserves at 31 December 2006 and 2005 is as follows:

	Thousands of Euros
	2006			2005
		Translation			Translation
Company	Reserves	differences	Total	Reserves	differences	Total

SEITA Subgroup	5,679	(94)	5,585	5,374	(65)	5,309
UREX Inversiones Subgroup	(8,003)	—	(8,003)	(8,371)	—	(8,371)
Other companies	242	—	242	3,297	—	3,297
	(2,082)	(94)	(2,176)	300	(65)	235

20           VALUATION ADJUSTMENTS RECOGNIZED IN EQUITY

This primarily includes changes in the value of available-for-sale financial investments and financial hedging instruments.

Variations in the Value of Available-for-Sale Investments

This includes the net amount of changes in the market value of assets classified as available for sale. The variations in this heading in 2006 and 2005 were as follows:

2006	Thousands of Euros
Balance at 1/1/06	786
Variation in the year (primarily IBERIA L.A.E.)	15,777
Balance at 12/31/06	16,563

2005	Thousands of Euros
Balance at 1/1/05	—
First-time adoption of IAS 32 and 39	(184)
Variation in the year	970
Balance at 12/31/05	786

Hedging Reserve

Includes the net variation in the value of financial hedging instruments designated as cashflow hedges (see Note 26).

The variations in this heading in 2006 and 2005 were as follows:

2006	Thousands of Euros
Balance at 01-01-06	(15,600)
Valuation of derivates at fair value at year-end	1,845
Balance at 12/31/06	(13,755)

2005	Thousands of Euros
Balance at 01/01/05	—
First-time adoption of IAS 32 and 39	(2,665)
Valuation of derivatives at fair value at year-end	(12,935)
Balance at 12/31/05	(15,600)

21           MINORITY INTERESTS

The detail by consolidated company of “Minority interest” and “Profit attributable to minority interest” is as follows:

	Thousands of Euros
	2006		2005
		Profit		Profit
	Minority	attributable to	Minority	attributable to
Company	interests	minority interest	interests	minority interest
LOGISTA Subgroup	211,695	44,493	180,047	44,664
TCI Subgroup	34,446	6,158	32,591	5,475
Other companies	15,737	5,992	14,792	2,752
	261,878	56,643	227,430	52,891

22           BONDS AND OTHER MARKETABLE DEBT SECURITIES

NON-CURRENT

The detail of this caption is as follows:

	Thousands of Euros
			Annual
Concept	2006	2005	Interest Rate (%)	Maturity
2003 Issue-
Fixed rate
First tranche	600,000	600,000	4.250%	2008
Second tranche	500,000	500,000	5.125%	2013
2005 Issue-
Fixed rate
Single tranche	491,892	491,150	4%	2015
BALANCE AT YEAR-END	1,591,892	1,591,150

In October 2003, the Board of Directors partially exercised the authorisation to issue bonds granted to it at the General Shareholders’ Meeting. This issue, for EUR 1,100,000 thousand, was made in 2003 through Altadis Finance, B.V. and underwritten by the Parent Company. These securities trade on the Luxembourg Stock Exchange.

In December 2005, another bond issue was held, in a single tranche, with a fixed 4% coupon. This issue was carried out by Altadis Emisiones Financieras, S.A.U. for a nominal amount of EUR 500,000 thousand. These securities trade on the London Stock Exchange and are also secured by the Parent Company.

Current

This balance mostly corresponds to commercial paper issued, primarily by Altadis Financial Services, S.N.C., as follows:

Issuer	2006	2005
	Thousands of Euros
Altadis Financial Services, S.N.C	473,165	340,092
Other	13,686	14,906
BALANCE AT THE END OF THE YEAR	486,851	354,998

Altadis Financial Services, S.N.C. issues commercial paper on the money market pursuant to the regulations of the Central Bank of France. Commercial paper is issued with maturities ranging from one to three months and bears interest of Eonia plus a spread at market rates.

23           BANK LOANS AND OTHER FINANCIAL LIABILITIES

The detail of this caption at 31 December 2006 and 2005 is as follows:

	Thousands of Euros
	2006			2005
	Non-current	Current	Total	Non-current	Current	Total
Credit facilities	1,915	148,265	150,180	3,924	51,023	54,947
Loans	554,408	508,394	1,062,802	610,326	224,037	834,363
Collection rights transferred	—	528,806	528,806	—	765,017	765,017
Altadis Maroc purchase option (see Note 8)	—	—	—	—	325,727	325,727
Accrued interest and other (see Notes 16 and 34-d)	45,819	18,885	64,704	32,488	17,152	49,640
TOTAL	602,142	1,204,350	1,806,492	646,738	1,382,956	2,029,694

The undrawn amounts of the Group’s credit facility at 31 December 2006 and 2005 are EUR 1,345 and EUR 1,245 million, respectively. The amount at 31 December 2006 includes EUR 1,200 million relating to the limit of a syndicated credit facility arranged by the Group against which no amounts had been drawn down as of that date (EUR 1,200 million at 31 December 2005). The average interest rates on the credit facilities in 2006 and 2005 were 3,68% and 2.60%, respectively.

The detail of loan balances at 31 December 2006 and 2005 is as follows:

	Thousands of Euros
			2006		2005
Currency	Maturity	Interest Rate	Non-Current	Current	Non-Current	Current
Euros	2006	3.4%	—	—	—	176,530
Euros	2007	Euribor+0,37%	—	380,857	50,000	—
Euros	2009	4.89%	72,280	—	72,000	—
Euros	2011	Euribor+0.8%	110,000	—	—	—
USD	2006	Libor+0.4%	—	—	11,019	47,507
USD	2007	Euribor+0.35%	—	15,011	17,281	—
USD	2008	Libor+0.4%	9,871	—	1,926	—
USD	2009	Libor+0.35%	24,677	—	—	—
Dirhams	2010	4.85%	337,580	112,526	458,100	—
			554,408	508,394	610,326	224,037

At 31 December 2006 and 2005, the SEITA Subgroup had a financing scheme in euros involving the assignment of collection rights for securitisation. This financing scheme matures on 15 November 2010. The balance at 31 December 2006 and 2005 of securitised receivables was EUR 510,300 thousand and EUR 594,610 thousand, respectively. This account also included EUR 170,407 thousand relating to factoring receivables assigned by the LOGISTA subsidiary at 31 December 2005.

The detail of bank loans by maturity is as follows:

	Thousands of Euros
	2006	2005
Maturity:
Sight or less than 1 year	1,204,350	1,382,956
Between 1 and 2 years	165,524	80,974
Between 2 and 3 years	238,091	33,013
Between 3 and 4 years	124,527	72,137
Between 4 and 5 years	74,000	458,215
Over 5 years	—	2,399
	1,806,492	2,029,694

The Directors estimate that the fair value of the Group’s debt is similar to its carrying value.

Some of the financial transactions indicated in this Note require compliance with certain accounting and equity-related ratios associated with the Group’s consolidated financial statements. At 31 December 2006, all the covenants were being met.

24           FINANCE LEASE PAYABLES

The detail of the Group’s finance leases at 31 December 2006 and 2005 is as follows:

	Thousands of Euros
	2006	2005
Finance lease payables-
Nominal value of lease liabilities	50,724	53,022
Less future finance charge	(6,345)	(6,463)
Present value of lease liabilities	44,379	46,559
Less: Balance due in less than 12 months (included in current liabilities)	3,847	2,805
Balance due after 12 months (included in non-current liabilities)	40,532	43,754

The Group’s main finance lease corresponds to Altadis, S.A.’s registered offices (see Note 6).

In the year ended 31 December 2006, the effective average interest rate of the debt was 3.4% (2.9% in 2005). Interest rates are fixed at the lease date. Lease depreciation is fixed and there are no agreements for the payment of contingent rents. All lease liabilities are in euros.

The fair value of the Group’s lease liabilities is close to the carrying value of the leases.

The Group’s finance leases are guaranteed by the encumbrance of the lessees on the leased assets.

25           OTHER NON-CURRENT LIABILITIES

The detail of “Other non-current liabilities” on the liability side of the accompany consolidated balance sheet at 31 December 2006 and 2005 is as follows:

	Thousands of Euros
	2006	2005

Valuation at fair value of hedged Debt	3,216	30,697
Pension plan liabilities	9,186	27,393
Deposits and guarantees received	8,718	44,689
Capital grants	3,365	3,536
Other liabilities	14,577	3,041
TOTAL	39,062	109,356

At 31 December 2006 and 2005, “Pension plan liabilities” includes the long-term balance payable relating to externalised pension plans (see Note 4.12).

26           DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses derivative financial instruments to hedge its exposure to business, operating and cash flow risks. Among them, the Group uses certain financial instruments for hedging purposes (interest rate, net foreign investment and foreign exchange hedges). The Group has also contracted several instruments that do not meet hedge accounting criteria. The detail of all these instruments is as follows:

Foreign Exchange Hedges

The detail of foreign exchange hedges taken out and outstanding as of December 31, 2006 is as follows:

					Fair Value
Currency hedges	Hedge classification	Currency (*)	Notional amount (Thousands of Euros)	Maturity	Financial Asset (Thousands of Euros)	Financial Liability (Thousands of Euros)
Currency futures	Cash flow hedge	Purchase of USD	75,930	2007	—	3,395
Currency options	Cash flow hedge	Sale of USD	110,099	2007	5,676	—

(*)   USD = US Dollar

Hedges of Net Investments in Foreign Operations

The detail of hedges of net investments in foreign operations taken out and outstanding as of December 31, 2006 is as follows:

				Fair Value
		Notional		Financial	Financial
Hedges of net		amount		Asset	Liability
investments in		(Thousands		(Thousands	(Thousands
foreign operations	Currency (*)	of Euros)	Maturity	of Euros)	of Euros)
Future contract	Sale of RUB	62,110	2007	—	7,490
Future contract	Sale of MAD	149,210	2011	—	996

(*)   RUB = Russian roubble

MAD = Moroccan dirham

INTEREST RATE HEDGES

The detail of interest rate hedges taken out and outstanding as of December 31,2006 is as follows:

					Fair Value
Interest rate hedges	Hedge classification	Rate	Notional amount (Thousands of Euros)	Maturity	Financial Asset (Thousands of Euros)	Financial Liability (Thousands of Euros)
Interest rate cap	Cash flow hedge	n/a	250,000	2008	434	—
Interest rate swap	Fair value	Fixed to Floating	500,000	2013	4,614	—

DERIVATIVE FINANCIAL INSTRUMENTS THAT DO NOT MEET HEDGE ACCOUNTING CRITERIA

The detail of derivative contracts taken out and outstanding as of December 31, 2006 is as follows:

a.          Foreign exchange derivatives

				Fair Value
	Currency (*)	Notional amount (Thousands of Euros)	Maturity	Financial Asset (Thousands of Euros)	Financial Liability (Thousands of Euros)
Currency swap	Sale of PLN	26,225	2007	203	—
Currency swap	Sale of USD	157,403	2007	3,417	—
Currency swap	Sale of USD	224,753	2007 & 2008	10,304	—
Future contract	Sale of USD	2,155	2007	32	—
Future contract	Sale of USD	53,151	2007	254	—
Future contract	Purchase of USD	17,326	2007	—	96

(*) PLN = Zloty

USD = US Dollar

b.          Interest rate derivatives

				Fair Value
		Notional		Financial	Financial
		Amount		Asset	Liability
		(Thousands		(Thousands	(Thousands
	Rate (*)	of Euros)	Maturity	of Euros)	of Euros)
Interest rate swap	USD	179,195	2007 and 2008	2,156	—
Interest rate swap	EUR	264,435	2007	1	—
Cap option	EUR	300,000	2008	275	—
Cap option	USD	113,895	2009 and 2010	—	221

(*) USD = US Dollar

The Group calculates the fair value of the financial instruments based on market and present value.

The total amount of financial liabilities referred to in this note is recognised under “Other liabilities” on the accompanying balance sheet.

The detail of derivative contracts taken out and outstanding as of December 31, 2005 is as follows:

Foreign exchange hedge at 12/31/05	Rate	Amount hedged (Thousands of Euros)	Expiry
Currency swap	Purchase of USD	119,700	2006
	Sale of RUB	120,500	2006
	Sale of RUB	54,000	2007
	Sale of USD	187,400	2006
	Sale of USD	166,150	2007
	Sale of USD	33,900	2008
Currency options	Sale of USD	59,300	2006

	Thousands of Euros-
	Amount at 12/31/05
Foreign exchange hedge	Financial Asset	Financial Liability
Currency swap —
Purchase of USD	4,622	—
Sale of RUB	1,573	22,870
Sale of USD	—	2,090
Sale of MAD	—	—
Currency options —
Sale of USD	—	182
Other	450	1,905
TOTAL	6,645	27,047

		Amount
		Hedged
Interest-rate		(Thousands
hedges at 12/31/05	Rate	of Euros)	Currency	Expiry
Interest rate cap	N/A	250.000	EUR	2008
Interest-rate swaps	Floating to fixed	200.000	EUR	2006
	Floating to fixed	196.000	USD	2007
	Floating to fixed	40.000	USD	2008
	Fixed to floating	500.000	EUR	2013

	Thousands of Euros-
	Amount at 12/31/05
Interest-rate hedges	Financial Asset	Financial Liability
Interest rate cap	321	—
Interest-rate swaps
Floating to fixed	3,327	930
Fixed to floating	33,718	30,697
TOTAL	37,366	31,627

27           RISK EXPOSURE

The Group’s financial risk management is carried out by the Corporate Finance Department. This area has the necessary mechanisms to control, depending on the Group’s financial structure and position and macroeconomic factors, exposure to fluctuations in interest and exchange rates and credit and liquidity risks using hedging operations when required. The main financial risks and the corresponding Group policies are explained below:

Credit Risk

The Group’s main financial assets are cash and cash equivalents (see note 14) and trade and other receivables (see note 13). In general, cash and cash equivalents are held with entities with a high credit rating and most trade and other receivables are guaranteed via guarantees, credit insurance and operations with banks.

Third-party credit risk is not highly concentrated due both to the diversification of the Group’s financial investments and to the distribution of its trade risk over a large number of customers with short collection periods.

Interest-Rate Risk

Through cash and cash equivalents and financial debt the Group is exposed to fluctuations in interest rates which could have an adverse effect on its results and cash flow. In order to reduce this risk, the Group has established policies and taken out financial instruments so that between 50% and 70% of net debt bears a fixed interest rate.

Exchange-Rate Risk

The Group is exposed to fluctuations in exchange rates which may affect its sales, results, shareholders’ equity and cash flows deriving from the following:

•      Investments in foreign countries (mainly in Morocco, Russia, Cuba and the US).

•      Purchases and sales denominated in foreign currency, mainly of raw materials and exports of cigarettes denominated in US dollars.

•      Transactions carried out by Group companies operating in countries whose currency is not the euro (mainly in Morocco, Russia, Cuba and the US).

In order to reduce this risk, the Group has established policies and taken out certain financial instruments (see Note 26). In particular, the Group endeavours to match its financial debt with the cash flows in the various currencies. In addition, financial instruments are used to reduce exchange rate differences on transactions in foreign currencies.

Liquidity Risk

The Group has to make payments arising from its activities, including significant amounts for excise taxes and VAT which, in general, are paid in advance.

In order to guarantee liquidity and meet all payment commitments arising from its activities, the Group has available the financing and credit lines described in Note 23.

28           PROVISIONS

The detail of provisions in the accompanying consolidated balance sheet at 31 December 2006 and of the main variations in 2006 is as follows:

	Thousands of Euros
			Amounts used
	Balance at		and		Translation	Balance at
	12/31/05	Additions	Reductions	Transfers	Differences	12/31/06
Non-current provisions:
Restructuring plans	56,067	96,964	(3,275)	(2,737)	—	147,019
Provision for pension and similar obligations	79,291	2,065	(15,058)	(10,034)	(3,428)	52,836
Provisions for contingencies and other claims	205,810	49,034	(27,129)	23,885	(126)	251,474
	341,168	148,063	(45,462)	11,114	(3,554)	451,329
Current provisions:
Restructuring plans	125,110	—	(66,690)	2,737	—	61,157
Provisions for contingencies and other Claims	6,096	16,686	(356)	(514)	19	21,931
	131,206	16,686	(67,046)	2,223	19	83,088

Restructuring plans

In July 2003 the Group resolved to carry out an Industrial Plan in 2004 and 2005 (2005 Plan) and reported its intention to do so as a significant event to the Spanish National Securities Markets Commission (CNMV). The aim of the plan is to rationalise the production structures in Spain and France, preserve the Group’s competitiveness and contribute towards maintaining and ensuring its viability. This Industrial Plan envisaged basically the shutdown of nine locations in Spain and France and entailed the reduction of a certain number of jobs and the need to relocate part of the labour force. In 2005, authorization was received from the pertinent authorities in Spain and the Company began implementing the plan in this country.

In addition, in February 2006 the Group said it intended to continue reorganising its businesses in Spain and France (2006 Plan), shedding another 472 jobs (239 in France and 233 in Spain). In 2006, approval was given by the pertinent authorities in both countries.

The outstanding non-externalised commitments to employees or to the related insurance companies, relating to the 2005 and 2006 Plans, which are pending payment as of 31 December 2006, amounted to

EUR 117,872 thousand, and are recorded under the “Non-current provisions — Restructuring plans” and “Current provisions — Restructuring plans” in accordance with their expected maturity for amounts of EUR 94,003 thousand and EUR 23,869 thousand, respectively.

Provisions for pensions, similar obligations, contingencies and other claims

At 31 December 2006 the “Provision for pensions and similar obligations” account included mainly the provisions recorded in relation to post-employment or termination payments envisaged in the collective labour and similar agreements of Altadis, S.A., SEITA and Altadis Maroc for amounts of EUR 4,142 thousand, EUR 8,131 thousand and EUR 24,045 thousand, respectively (EUR 5,153 thousand, EUR 7,788 thousand and EUR 25,902 thousand, respectively at 31 December 2005).

This account also includes the provision recorded by Altadis USA, Inc. to cover the pension plans agreed on with its employees. Altadis USA, has certain assets used in these pension plans. The actuarial valuations of these obligations and the fair value of the pension plan assets were carried out by independent experts. The detail of the most important information in relation to the calculation of the actuarial liabilities arising from these commitments is as follows:

Main Assumptions Altadis USA Pension Plan

	2006	2005
Discount rates	5.50%	5.75%
Rate of compensation increase	4.27%	4.27%
Expected return on plan assets	8.00%	8.00%

The present value of the commitments is as follows:

Present Value of the Obligations

	Thousands of Euros
	2006	2005
Benefit obligations at the beginning of the year	65,179	49,722
Service costs	2,107	2,170
Interest cost	3,141	3,277
Actuarial gain or losses	(2,645)	1,936
Benefits paid	(2,173)	(2,231)
Plan amendments	5,642	2,675
Translation differences	(6,794)	7,630
Obligations at the end of the year	64,457	65,179

“Assets assigned to commitments” and “Plan assets” are those used to directly settle the obligations with employees and that meet the following criteria: are not property of the Group, are only available to pay or finance post-employment compensation and cannot be returned to Group companies. The detail of pension plan assets is as follows:

Changes in the Altadis USA Plan Assets

	Thousands of Euros
	2006	2005

Fair value of plan assets at the beginning of the year	49,765	41,374
Return on plan assets	5,718	4,246
Employer contributions	7,770	185
Benefits paid	(2,177)	(2,231)
Translation differences	(4,946)	6,191
Fair value of plan assets at the end of the year	56,130	49,765

Considering the present value of the obligations and the market value of the plan assets, the situation of the pension plan is as follows:

	Thousands of Euros
	2006	2005
Present value of the obligations	64,457	65,179
Market value of the plan assets	(56,130)	(49,765)
Unfunded obligations	8,327	15,414

In order to secure the excess obligations assumed in respect of the fair value of the assets, at 2006 year-end the Group had recorded a provision amounting to EUR 8,327 thousand.

The balance at 31 December 2006 of “Provisions for contingencies and other claims” included EUR 155,717 thousand relating to commitments to personnel arising from the various collective labour agreements and other employee social commitments.

In 2006, the trade unions filed a lawsuit against the parent company demanding that it provide free tobacco to employees. In July 2006 the National Appellate Court (Audiencia Nacional) ruled that Altadis must pay employees in cash an amount equivalent to the updated market value of said rights.

After assessing the legal basis of the lawsuit and the ruling, the Company filed an appeal to the Supreme Court, as it understands that the delivery of free tobacco is not permitted by current legislation in Spain and that in any case, the parties involved should resolve this situation within the framework of the collective labour agreement. The Group has assessed the eventual economic liability deriving from this litigation in accordance with the opinion of its independent legal advisors, considers that this ruling will not significantly affect the accompanying financial statements.

Conversely, in accordance with certain legal proceedings related to tobacco exports in Spain, in 2006 the tax authorities a re trying to increase the tax debt originally defined by the National Appellate Court (Audiencia Nacional) and recorded by the Group. The new amount is EUR 14 million (including interest) higher than the original one. However, based on the opinion of the legal advisors, the Group’s directors estimate that there are sufficient objective reasons to consider that the new assessment should not succeed.

Lastly, the group has several on-going lawsuits resulting from the termination of an advisory contract taken out with a company registered in the Middle East. In consideration of the opinion put forward by its legal advisers and taking into account applicable legislation and the status of proceedings, the Company’s directors believe that the rulings in these lawsuits are unlikely to have a significant impact on the accompanying financial statements.

Recognition of Actuarial Gains and Losses

As indicated in Note 4.12, the Group has elected to recognise actuarial gains and losses arising from the valuation of pension and other commitments with employees directly in equity, recognising in this connection an amount of EUR 15,394 thousand (before tax) in 2006.

29           TAX MATTERS

Consolidated Tax Group —

Altadis, S.A. files a consolidated tax statement including all companies with fiscal residence in Spain in which it has owns a stake of at least 75% directly or indirectly during the period, pursuant to the provisions of Chapter VII of Section VII of the Revised Corporation Tax Law approved by Royal Decree-Law 4/2004.

The remaining dependent companies file taxes in accordance with the tax regulations prevailing in each country.

Years Open to Inspection —

At 31 December 2006, the Consolidated Tax Group had years 2002 and following open to inspection for corporate income tax and last four years for all the other main taxes applicable.

Due to the possible interpretations of tax regulations, the results of future inspections for the years open to inspection could give rise to tax liabilities, the amount of which cannot be objectively determined at present. However, the Group’s tax advisors and the Board of Directors believe that the chances of material liabilities a rising as a result are remote.

Tax Receivable and Payable —

The detail of “Tax receivables” at 31 December 2006 and 2005 is as follows:

	Thousands of Euros
	2006	2005
Deferred tax assets-
Restructuring plans	138,112	169,652
Other deferred tax assets related to employees	133,230	88,921
Other deferred tax assets	192,468	163,887
TOTAL	463,810	422,460
Tax receivable (current)
VAT	120,991	151,116
Corporate income tax prepayments	29,894	63,349
Accounts receivable from the State for the storage of decommissioned tobacco	3,241	3,241
Other	49,722	32,745
TOTAL	203,848	250,451

The balances of deferred tax assets relate mainly to the period provisions for restructuring plans in prior years, which will be tax-deductible in coming years, and to deferred taxes arising from commitments with employees.

The detail of “Tax payables” at 31 December 2006 and 2005 is as follows:

	Thousands of Euros
	2006	2005
Deferred tax liabilities	213,098	253,081
TOTAL	213,098	253,081
Taxes payable (current)
Excise tax on tobacco products	3,239,024	2,835,882
VAT	596,863	584,302
Corporate income tax	67,456	98,192
Accrued social security	33,680	32,230
Personal income tax withholdings	9,845	9,170
Other payables to public entities	43,643	139,605
TOTAL	3,990,511	3,699,381

Short-term balances primarily include the “Excise tax on tobacco products” and “VAT” accrued at SEITA, LOGISTA and Logista Italia and not yet paid to the tax authorities.

Logista and Logista Italia agree with their financial entities and under specific conditions that the payment of excise duties on tobacco products are recognized with a settlement date which is later than the transaction date. Given the singular nature of this agreement, the Group has accounted for this type of operation using settlement date criteria, although at year-end 2006 no impact had been registered given that the settlement date and the transaction date fall in the same accounting period.

Reconciliation of Income per Books and Taxable Income —

The reconciliation between corporate income tax for 2006 applying the prevailing tax rate in Spain and the expense recorded is as follows:

Thousands
of Euros
Consolidated profit before tax	751,478
Income tax at the tax rate	(263,018)
Adjustments to prior years’ income tax	1,703
Effect of changes in the tax rate	(24,949)
Differences relating to tax rates in other countries	(25,346)
Adjustments arising from restructuring transactions	15,262
Adjustments arising on consolidation	9,351
Tax credits	43,256
Other tax relief	7,363
Other differences	(5,790)
Income tax expense for the year	(242,168)

Income Tax Charged to Equity

In addition to the income tax charged to the income statement, in 2006 the Group charged the following amounts to equity:

Thousands
of Euros

Adjustments for reduction in general tax rate (Note 4.18)	208
Valuation adjustments, actuarial gain and losses and others	(5,202)
TOTAL	(4,994)

Variation in Deferred Tax Assets and Liabilities

The variation in deferred tax assets and liabilities in 2006 is as follows:

	Balance at 01/01/06	Variation through income	Variation through equity	Changes in the tax rate	Changes in consolidation perimeter	Translation differences and other	Balance at 12/31/06
Deferred tax assets—
Restructuring plans	169,652	(11,285)	—	(16,683)	—	(3,572)	138,112
Other deferred tax assets related to employees	88,921	44,169	6,597	(6,262)	—	(195)	133,230
Other deferred tax assets	163,887	31,767	(11,591)	(4,881)	9,634	3,652	192,468
TOTAL	422,460	64,651	(4,994)	(27,826)	9,634	(115)	463,810
Deferred tax liabilities—	253,081	(23,020)	—	2,877	(10,500)	(9,340)	213,098

30           TRADE AND OTHER PAYABLES

This caption mostly includes the amounts due on commercial purchases and related costs. The average payment period for commercial purchases is approximately 50 days.

The Directors estimate that the carrying value of trade payables is similar to fair value.

31           THIRD-PARTY GUARANTEES

At 31 December 2006 the Group has guarantees from financial institutions totalling EUR 398,023 thousand (EUR 268,256 thousand at 31 December 2005) which, in general, secure compliance with certain obligations assumed by the consolidated companies in the course of their business. At 31 December 2006, the parent Company had provided guarantees for loans granted to companies consolidated using proportionate consolidation amounting to approximately EUR 120,000 thousand (EUR 120,000 thousand at 31 December 2005), approximately one half of which is recorded in the liability side of the accompanying balance sheet.

Finally, regarding the acquisition of 800 JR Cigar Inc., in October 2003 a purchase option was agreed for the purchaser and a sale option for the seller were agreed upon relating to the remaining ownership interest (49%), which can be exercised after five years have elapsed. The price will be determined on the basis of the company’s results in the eight quarters prior to the exercise of the purchase or sale option.

32           REVENUE AND EXPENSES

A)          Revenue

The detail the balance of this heading in the 2006 and 2005 income statements is as follows:

	Thousands of Euros
	2006	2005
Sales of goods	10,814,892	10,530,268
Sales discounts	(13,566)	(12,795)
Sales of services	1,702,077	2,190,753
Revenue	12,503,403	12,708,226
Gains of the disposal of property, plant and equipment(*)	92,367	91,080
Other	40,518	40,568
Other income	132,885	131,648

(*)   Most of this amount related the sale of the plant in Valencia (EUR 50,620 thousand) in 2006 and the sale of the La Coruña plant (EUR 75,993 thousand) in 2005 (see Note 6).

B)          Financial Revenues

The detail of the balance of this heading in the consolidated income statement is as follows:

	Thousands of Euros
	2006	2005
Dividend received	1,728	3,690
Income from marketable securities	3,009	6,605
Interest income	97,620	83,615
Excess financial provisions	18,854	14,774
	121,211	108,684

C)         Financial Costs

The detail of the balance of this heading in the consolidated income statement is as follows:

	Thousands of Euros
	2006	2005
Interest expenses	202,737	178,762
Loss on disposal of financial assets	1,081	277
Bad debts	17	—
Provision of financial assets	16,842	24,377
	220,677	203,416

D)         Headcount

The average number of the Group’s employees in 2006 and 2005, was as follows:

	No. Employees(*)
	2006	2005
TOTAL	28,103	27,175

(*)   Does not include staff of Companies consolidated using proportionate consolidation

E)         OTHER DISCLOSURES

The fees for 2006 financial audit services and other audit services provided to the companies comprising the Altadis Group by the Group auditor, Deloitte, amounted to EUR 2,284 thousand and EUR 164 thousand, respectively. Additionally, the fees for other professional services amounted to EUR 607 thousand.

33           SEGMENT REPORTING

Segment Criteria

The Group’s primary reporting format is by business segments and its secondary reporting format by geographical segments.

Primary reporting format — business segments:

The business segments described hereafter are established in accordance with the Altadis Group’s organisational structure at the end of 2006 bearing in mind the nature of the products and services offered and by customer segments to which they are offered.

In 2006 the Altadis Group’s main business segments, which constitute the basis of its primary reporting, were:

•     Cigarettes

•     Cigars

•     Logistics

•     Other businesses

Secondary reporting format — geographical segments -

The Group’s businesses operate in the European Union, the rest of Europe, the rest of the OECD and the rest of the world.

Basis and Methodology for Business Segment Information-

The segment information provided is based on the monthly reports prepared by the Altadis Group and generated using software applications that classify transactions by business segment or geographically.

Segment revenues correspond to revenues directly attributable to the segment plus the general group revenues that can be allocated to the segment using reasonable bases for distribution. Segment Revenues do not include financial revenues not revenues from exchange gains.

Segment results are shown before any adjustment for minority interests.

Segment assets and liabilities are those directly related to the operation of the segment plus those that are directly attributable to it in accordance with the aforementioned distribution criteria and include their part corresponding to business combinations.

Segment information of these businesses is as follows.

Primary Reporting Format

	Thousands of Euros
	Cigarettes		Cigars		Logistics
	12/31/06	12/31/05	12/31/06	12/31/05	12/31/06	12/31/05
REVENUE
Sales	1,784,832	2,034,277	1,032,027	1,062,387	10,481,092	10,707,363
Other revenue	19,301	32,219	3,337	2,031	15,469	14,466
TOTAL REVENUE	1,804,133	2,066,496	1,035,364	1,064,418	10,496,561	10,721,829
Profit before taxes	361,986	560,848	222,996	201,061	280,659	281,438

	Thousands of Euros
	Other		Eliminations		Group Total
	12/31/06	12/31/05	12/31/06	12/31/05	12/31/06	12/31/05
REVENUE
Sales	389,193	286,882	(1,183,741)	(1,382,683)	12,503,403	12,708,226
Other revenue	94,852	83,903	(74)	(971)	132,885	131,648
TOTAL REVENUE	484,045	370,785	(1,183,815)	(1,383,654)	12,636,288	12,839,874
Profit before taxes	9,341	119,999	(123,504)	(197,325)	751,478	966,021

Inter-segment sales are made at market prices.

The detail of information related to the Group’s business segments is as follows:

	Thousands of Euros
	Cigarettes		Cigars		Logistics		Other (*)		Group total
	12/31/06	12/31/05	12/31/06	12/31/05	12/31/06	12/31/05	12/31/06	12/31/05	12/31/06	12/31/05
Additions of property, plant and equipment	50,166	63,577	10,141	13,577	57,664	71,075	64,406	19,734	182,377	167,963
Depreciation	92,124	93,612	25,990	25,178	43,573	39,572	37,155	36,564	198,842	194,926
Impairment losses recognised in income	31,152	1,094	—	39	—	4,155	495	402	31,647	5,690
BALANCE SHEET
ASSETS
Non-current assets	1,720,271	1,817,659	962,627	1,071,995	1,905,812	1,844,978	573,736	650,335	5,162,446	5,384,967
Current assets	758,909	815,536	533,300	525,181	3,274,143	2,877,860	1,441,055	1,832,941	6,007,407	6,051,518
LIABILITIES
Non-current liabilities	228,662	191,084	127,272	122,954	137,851	138,260	2,444,270	2,532,949	2,938,055	2,985,247
Current liabilities	425,753	461,682	103,008	177,064	4,868,608	4,371,256	1,932,399	2,125,277	7,329,768	7,135,279

(*)   The balances in this column include cash and cash equivalents, current financial assets, bonds and other marketable debt securities and bank loans and other financial debt.

Secondary Reporting Format

The following table provides the breakdown of certain Group balances in accordance with the geographical distribution of the companies that produce them:

	Thousands of Euros
					Additions of property,
					plant and equipment
	Revenue		Total assets		and intangible assets
	2006	2005	2006	2005	2006	2005
Spain	2,774,408	3,153,700	4,518,297	5,805,616	75,714	90,069
France	4,845,200	4,776,326	2,961,641	3,687,131	46,598	45,247
Other EU countries	3,333,023	3,256,400	254,633	1,280,558	4,621	13,461
Other OECD countries	723,805	740,200	818,855	342,646	4,360	5,640
Other countries	826,967	781,600	2,646,343	328,411	51,084	13,546
TOTAL	12,503,403	12,708,226	11,199,769	11,444,362	182,377	167,963

34           SHARE-BASED PAYMENTS

At 31 December 2006, the Group companies had the following compensation plans linked to the share price:

a)          Options on Altadis S.A. Shares

On 21 June 2000, approval was given at the Parent Company’s Shareholders’ Meeting for a compensation scheme for directors holding executive office, executives and employees of the Altadis Group based on the granting of options on the Company’s shares. Two tranches of compensation were approved in 2000 and 2002 for a total of 3,925,500 and 5,980,500 share options, respectively, with strike prices of EUR 16.20 and EUR 23.44 per share, respectively. These rights can be exercised once four years have elapsed and before the sixth year from the grant date.

At 31 December 2006, none of the options granted in 2000 had yet to be exercised and 3,452,944 of the options granted in 2002.

In relation to this stock option plan, in order to hedge the possible fluctuations in Altadis, S.A.’s share price, the Parent Company arranged an equity swap at EUR 22.74 per share for the 2002 plan.

b)          Options on Seita Shares

In 1996, 1997 and 1998 three compensation plans for certain SEITA employees were approved entailing options on the company’s shares. These plans included a total of 270,740, 278,633 and 354,815 share options, which could not be exercised for a period of five years from the grant date, at the end of which they may be exercised at any time in a period of three years at strike prices of EUR 28.86, EUR 28.58 and EUR 45.53 per share respectively.

Also, when the Altadis Group was created, employees of SEITA were guaranteed the possibility of exchanging the shares relating to these stock option plans for Altadis, S.A. shares, after the option is exercised, and maintaining the exchange ratio of SEITA shares for shares of Altadis, S.A. approved in the acquisition of SEITA by Altadis, S.A. (6 SEITA shares for 19 Altadis S.A. shares).

At 31 December 2006 there is no stock option plan in force, so there were no outstanding share options (36,959 options outstanding at 31 December 2005).

c)          Options on Logista Shares

In 2002 a compensation scheme for certain LOGISTA employees was approved based on the granting of options on the company’s shares. This plan included a total of 722,400 share options, and it was established that the options could be exercised after the third year and before the sixth year of the plan at strike price of EUR 18.73 per share. At 31 December 2006 a total of 233,900 options corresponding to this Plan were outstanding (321,000 options are year-end 2005). This stock option plan is hedged with an equity swap.

d)          Free Shares Plan

Altadis S.A.

In 2005 Altadis’ Board of Directors approved a plan to issue and deliver free shares to employees. The plan had the following characteristics:

1.   The plan will be implemented in three stages, in 2005, 2006 and 2007.

2.   Each stage includes:

•     A three-year period in which the allocation of the rights to the shares options is conditional on certain targets being met.

•     An additional two-year period in which the shares are frozen.

If the targets are achieved, the shares will be delivered without any consideration by the beneficiaries. For the shares initially granted to be effectively allocated, the following targets must be met:

STAGE I: 2005

•     To achieve the Total Shareholders’ Return (TSR) target. The value of the TSR is the sum of the increase in Altadis’ share price during the 3-year period in which the rights are generated and the dividends per share for the same period.

The initial value allocated to the share, calculated based on the average price of the 90 sessions of the Madrid Stock Exchange prior to the date of the Board resolution, was EUR 34.75. The Group’s planned TSR target for the first stage must reach EUR 9.27.

STAGE II: 2006

•     To achieve the targets for payment of the incentive, which for Stage II of the plan are:

•     The TSR of Altadis, S.A., measured as the sum of the increase in the Altadis, S.A. share price and the dividends per share paid during the period in which the rights are generated.

This is based on the initial value of the share, taken as the average price of the 90 sessions prior to the date of allocation of the shares, of EUR 37.10. The target TSR for Stage II of the Plan is EUR 10.05 per share.

•              The TSR of Altadis, S.A. relative to the TSR for Ibex 35 companies.

•              The TSR of Altadis, S.A. relative to the TSR for a peer group.

The final number of shares allocated in each stage will be determined on the degree of compliance with these targets at the end of the third year of each stage. This will range from 60% of the shares initially allocated when the same percentage of the TSR is reached, to 130% of the number of shares initially allocated when the TSR of Altadis has been exceeded by more than 10%. For the Chairman of the Board of Directors and the Chairman of the Executive Committee and CEO the final number of shares assigned to them may not exceed the initial amount.

If less than 60% of the TSR is reached, all the shares allocated with become null and void.

The initial budget for rights to free shares corresponding to 2005 was 472,050 shares, whereas 439,400 rights to free shares were finally granted. With respect to Stage II, in 2006 a total of 412,200 rights to free shares were allocated. The rights to the free shares in both stages are divided up as follows:

	Rights in Second Stage	Rights in First Stage

Directors	20,000	70,000
Executives	70,000	70,000
Other employees	322,200	299,400

In accordance with the methodology indicated in IFRS 2, the Group recognises the plan as a transaction with share-based payment that is settled with the issuance of equity. The fair value of the equity instruments is measured using a valuation model (asset-or-nothing digital options) with the following assumptions:

	Second Stage of the Plan	First Stage of the Plan

Volatility	18.02%	20%
Employee turnover rate	2%	2%
Annual dividend yield	3%	3%

The estimated cost of the two stages of the plan (EUR 15.2 million) is taken to the consolidated income statement on a straight-line basis over the accrual period (three years).

LOGISTA

At the end of 2005, LOGISTA’s Board of Directors approved a plan to issue free shares of LOGISTA to employees during a period of three years (2005, 2006 and 2007) similar to the scheme above described for Altadis, S.A.. The main differences with respect to Altadis’ plan are:

	Second Stage of the Plan	First Stage of the Plan

TSR	11.38 euros	10.08 euros
Number of LOGISTA shares	57,755	59,680
Rights allocated:
Executives	10,400	10,400
Other employees	47,355	49,280

The estimated cost of the abovementioned plan (EUR 5,2 million) is taken to the consolidated income statement on a straight-line basis over the accrual period (three years).

35                          FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions primarily correspond to transactions carried out by Group companies in their functional currencies; US dollars (USD) by Altadis, USA, 800 JR Cigar and Corporación Habanos, Morrocan dirhams (DAM) by Altadis Maroc, Polish zlotys (PLN) by Altadis Polska and Russian roubles (RUB) by Balkan Star.

36                          TRANSACTIONS WITH ASSOCIATES AND OTHER RELATED PARTIES

The balances at 31 December 2006 and 2005 of transactions with associates and other related parties are as follows:

	Thousands of Euros
	Accounts receivable
	Receivables		Current loans		Accounts Payable
2006	Associates	Other	Associates	Other	Associates	Other

Corporación Habanos Subgroup	—	459	—	—	—	2,459
Internacional Cubana del Tabaco, S.L	—	61	—	—	—	25
Promotora de Cigarros	—	2,471	—	—	—	491
Aldeasa Subgroup	—	714	—	—	—	5
Tabacos Elaborados, S.A.	2,827	—	—	—	1,425	—
Compañía Española de Tabaco en Rama, S.A.	—	—	—	—	6,288	—
LTR Industries	—	1	—	—	—	2,303
MITSA	—	1,056	—	—	—	—
TOTAL	2,827	4,762	—	—	7,713	5,283

	Thousands of Euros
	Accounts receivable
	Receivables		Current loans		Accounts payable
2005	Associates	Other	Associates	Other	Associates	Other

Corporación Habanos Subgroup	—	195	—	3	—	3,018
Internacional Cubana del Tabaco, S.L	—	209	—	203	—	21
Promotora de Cigarros	—	2,381	—	—	—	381
Aldeasa Subgroup	—	724	—	—	—	4
Tabacos Elaborados, S.A.	1,782	—	—	—	209	—
Compañía Española de Tabaco en Rama, S.A.	—	—	—	—	3,606	—
LTR Industries	7	—	—	—	1,415	—
MTS	265	—	—	—	230	—
MITSA	820	—	—	—	—	—
TOTAL	2,874	3,509	—	206	5,460	3,424

Current loans earn interest tied to Euribor plus a market spread.

Transactions carried out with associates and other related parties in 2006 and 2005 were as follows:

	Thousands of Euros
	Purchases and services		Sales and services
2006	Associates	Other	Associates	Other

Corporación Habanos Subgroup	—	27,775		379
Internacional Cubana del Tabaco, S.L	—	—	—	245
Promotora de Cigarros	—	3,700	—	1,216
Aldeasa Subgroup	—	75	—	1,808
Tabacos Elaborados, S.A.	4,189	—	7,227	—
Compañía Española de Tabaco en Rama, S.A	12,508	—	—	—
LTR Industries	17,260
MITSA	—	—	1,927	—
TOTAL	33,957	31,550	9,154	3,648

	Thousands of Euros
	Purchases and
	Services		Sales and Services
2005	Associates	Other	Associates	Other

Corporación Habanos Subgroup	—	30,166	—	522
Internacional Cubana del Tabaco, S.L.	—	—	—	89
Promotora de Cigarros	—	3,022	—	1,387
Tabacos Elaborados, S.A.	1,401	—	5,471	—
Compañía Española de Tabaco en Rama, S.A.	14,235	—	—	—
MTS	3,749	—	265	—
LTR Industries	17,184	—	286	—
MITSA	—	—	2,978	—
CITA Subgroup	4,560	—	—	—
Aldeasa Subgroup	—	9,793	—	4,494
Tabaco Canary Islands, S.A. (TACISA)	7,928	—	3,273	—
TOTAL	49,057	42,981	12,273	6,492

37                          BOARD OF DIRECTORS’ AND EXECUTIVES’ COMPENSATION

Directors’ Compensation —

Compensation paid in 2006 to members of the Board of Directors of Altadis, S.A., by way of per diem allowances and for their membership on some of the Board’s Delegate Committees, amounted to EUR 1,157 thousand (EUR 1,156 thousand in 2005), with the following detail:

	Thousands of Euros
	Per Diem	Delegate
2006	Allowance	Committees	Total

Jean-Dominique Comolli	58.5	45.0	103.5
Antonio Vázquez Romero	58.5	25.0	83.5
César Alierta Izuel	55.5	15.0	70.5
Bruno Bich	52.5	10.0	62.5
Carlos Colomer Casellas	55.5	25.0	80.5
Charles-Henri Filippi	54.0	15.0	69.0
Amado Franco Lahoz	57.0	10.0	67.0
Gonzalo Hinojosa Fernández de Angulo	58.5	45.0	103.5
Jean-Pierre Marchand	54.0	2.5	56.5
Patrick Louis Ricard	54.0	10.0	64.0
Jean-Pierre Tirouflet	58.5	22.5	81.0
Javier Gómez-Navarro Navarrete	54.0	—	54.0
Gregorio Marañón y Bertrán de Lis	58.5	15.0	73.5
Berge Setrakian	58.5	10.0	68.5
Wulf Von Schimmelmann	52.5	10.0	62.5
Marc Grosman	57.0	—	57.0
TOTAL	897.0	260.0	1,157.0

During 2006, 9 Board meetings were held and 24 meetings of its Delegate Committees (6 of the Executive Committee, 6 of the Audit and Control Committee, 6 of the Appointments and Remuneration Committee and 6 of the Strategy, Ethics and Corporate Governance Committee).

Members of the Board of Directors also received a total sum of EUR 200 thousand (EUR 219 thousand in 2005) of per diem allowances for attendance at Board Meetings of Group companies.

The overall salary remuneration received in 2006 by members of the Board amounted to EUR 1,568 thousand and EUR 924 thousand for the fixed and variable items, respectively (EUR 1,697 thousand and EUR 925 thousand in 2005), and comprises: The remuneration paid during the entire year to the Chairman of the Board of Directors of Altadis, S.A. and to the Chairman of the Executive Committee and CEO of Altadis, S.A. and the Executive Chairman of Aldeasa, S.A.

In relation to existing compensation schemes consisting of rights to options over Company shares, the Chairman of the Board and the Chairman of the Executive Committee and CEO were, at the end of 2006, the holders of 185,000 and 70,000 share option rights, respectively, granted in the year 2002 and tied to the Plan approved at the General Shareholders Meeting of June 2000.

In addition, at the end of 2006, the Chairman of the Board held 35,000 free shares from Stage I of the plan and the Chairman of the Executive Committee and CEO 55,000 free shares, 35,000 from Stage I and 20,000 from Stage II of the plan. These shares were allocated by virtue of the Free Share Delivery Plan of Altadis, S.A, approved at the General Shareholders Meeting held in June 2005 in the event that the criteria and targets set down in the regulations for each stage of the plan were met (see Note 34).

In addition, in 2006 the Chairman of the Board exercised 15,000 of the share options granted in 2002.

During 2005, the Board of Directors of Altadis, S.A. approved a retirement pension intended for the Chairman of the Board of Directors of the Company, for a total sum of EUR 485 thousand a year, which he shall receive starting from his retirement at the age of 60.

This pension was granted to the Non-executive Chairman of the Board, based on the years of service in executive posts until the restructuring of the Company’s governing bodies on 29 June 2005. This pension will be increased each year when he reaches the age of 61, and so on successively, taking the rate of inflation as its reference, and in the event of death of the beneficiary, the pension will be transferable to his wife by 50% of its sum. The present value of this pension at its establishment in 2005 amounted to approximately EUR 8,200 thousand, and an insurance policy was taken out for its externalisation, which meant paying out a sum in both 2006 and 2005 of EUR 2,103 thousand.

The Board of Directors has also approved a retirement pension for the Chairman of the Executive Committee and CEO of the Company for a sum of EUR 50 thousand per year in office, starting from his appointment on 14 May 2005, up to a ceiling of EUR 500 thousand of pension per year to be reached at the age of 64. The resulting pension shall likewise be updated in line with inflation starting from the year 2011. In the event of his death, 50% will be transferable to his wife. The present value of this commitment at its date of establishment was approximately EUR 6,177 thousand, assuming retirement at the age of 64. Its externalisation took place in 2006 via the subscription of an insurance policy, which required a payment in this connection in 2006 of EUR 883 thousand.

Both retirement pensions include benefits for pensions derived from social security, from the company savings plan, and also from any other complementary retirement system to which both Directors are entitled by virtue of their vested rights.

At 31 December 2006 and 2005 there were no loans granted to members of the Board of Directors of Altadis, S.A. The total sum of benefits by means of life insurance and pensions for members of the Board of Directors amounted to EUR 3,155 thousand (EUR 2,466 thousand in 2005), including that stated in the previous paragraphs.

Senior Executives’ Compensation —

The compensation paid to Senior Executives of the Parent Company, excluding those who are simultaneously also members of the Board of Directors (whose remunerations have been detailed above), in 2006 and 2005 is is summarised as follows:

	No. of	Thousands
	Executives	of Euros

2005	7	2,603
2006	7	3,273

In September 2006, a member of the Group’s management was removed from office. As a result, the amounts shown for remuneration in 2006 in this case include the portion received by each.

During 2005, a change took place in the managerial structure of the Group, in which the number of members of the Management Committee went from 12 to 7, these being those considered as Senior Executives. The amount shown for Senior Executive remuneration for 2005 contains sums accrued on account of this structure of seven members during the year. In addition, two of the people appearing in this section as Senior Executives joined the Management Committee at different moments in the year, in May and October, respectively; the remuneration considered is that received from the date of their joining. The theoretical salary that the aforementioned persons would have received had they been hired on 1 January 2005, would have been EUR 3,184 thousand.

The sums stated above do not contain the profits made by the exercise of the share options held by Senior Executives (see Note 34), which amounted to EUR 2,167 and EUR 605 thousand in 2006 and 2005, respectively. At 31 December 2006 and 2005 there were no loans granted to Senior Executives of Altadis, S.A. There are certain benefits regarding life insurance and pensions in favour of the aforementioned personnel, which have implied an overall sum of EUR 663 thousand in 2006 (EUR 276 thousand in 2005).

Details of Holdings in Companies Having Similar Activities and the Undertaking by Directors of Similar Activities, Whether on Their Own Behalf or on Behalf of Others

At 31 December 2006, members of the Board of Directors did not maintain any holdings in the capital of companies having the same, analogous or complementary type of activity to that forming the corporate purpose of the Parent Company. Likewise, they have not and do not carry out activities on their own behalf or on behalf of others having the same, analogous or complementary type of activity to that forming the corporate purpose of the Parent Company, with the exception of the following (including positions in Group companies and associates):

Director	Position	Company

Antonio Vázquez Romero	Chairman	LOGISTA
Antonio Vázquez Romero	Director	SEITA
Antonio Vázquez Romero	Vice-Chairman of the Supervisory Board	Altadis Maroc
Antonio Vázquez Romero	Director	ALDEASA
Jean-Dominique Comolli	Chairman	SEITA
Jean-Dominique Comolli	Director	LOGISTA
Jean-Dominique Comolli	Director	ALDEASA
Jean-Dominique Comolli	Chairman of the Supervisory Board	Altadis Maroc
Javier Gómez-Navarro Navarrete	Chairman	ALDEASA
Gregorio Marañón y Bertrán de Lis	Director	LOGISTA
Jean-Pierre Marchand	Director	SEITA
Berge Setrakian	Director	Altadis USA

38                          ENVIRONMENTAL MATTERS

Prevailing environmental regulations do not significantly affect the Group’s business activities and, accordingly, it does not have any environmental liability, expenses, revenues, subsidies, assets, provisions or contingencies that might be material with respect to its equity, financial position and results. Therefore, no specific disclosures relating to environmental issues are included in these consolidated financial statements.

39                          EVENTS AFTER THE BALANCE SHEET DATE

On 21 February 2007, the Group announced its intention of commencing the analysis, studies, negotiations and administrative procedures necessary to spin-off the distribution and logistics activities currently carried out in France by SEITA for potential integration into LOGISTA. The net carrying amount of the branch assets to be spun-off has yet to be determined.

The aforementioned proposed integration is subject to complying with all prevailing French and Spanish legal requirements applicable to these kinds of transactions.

Also as part of the Group’s proposed organizational restructuring, the US cigar business, Altadis Holdings USA, is to be integrated within a single entity under SEITA. Altadis Holdings USA, is majority owned by SEITA, and the remaining minority stake is held by Tabacalera Cigars International.

Finally, within the framework of the ongoing consolidation of the cigarette industry, Altadis has received a conditional and unsolicited approach from Imperial Tobacco Group PLC at an indicative price of EUR 45 per share. The Board of Directors, in conjunction with its financial and legal advisers, has carefully considered this approach and has unanimously rejected it, on the grounds that it does not reflect the strategic value of the Company and its unique and diversified assets, as well as their future growth prospects.

At the time of preparing these financial statements, the Board of Directors and its advisers are working to establish the best options for the Company, its shareholders and its employees.

40                          EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These consolidated financial statements are presented on the basis of IFRSs, as adopted by the European Union. Certain accounting practices applied by the Group that conform with IFRSs may not conform with other generally accepted accounting principles.

Appendix I

ALTADIS, S.A. AND COMPANIES COMPRISING THE ALTADIS GROUP (12/31/2006)

		Cost
	Statutory	Thousands			% of Total
Companies and/or Groups	Auditor(a)	of Euros	Registered Office	Core business	Ownership

Full consolidation —
SEITA	Deloitte	914,429	France	Tobacco and distribution	100.00
RTM	Deloitte	1,673,073	Morocco	Tobacco and distribution	100.00
Tabacalera Cigars Internacional, S.A	Deloitte	167,885	Spain	Holding company	100.00
LOGISTA	Deloitte	141,664	Spain	Distribution and services	59.02
ITI Cigars	Deloitte	490,277	Spain	Holding company	100.00
Urex Inversiones, S.A.	Deloitte	41,287	Spain	Holding company	100.00
Altadis Finance, B.V.(1)	Deloitte	1,028	Netherlands	Financial services	100.00
Altadis Emisiones Financieras, S.A.U.	Deloitte	60	Spain	Financial services	100.00
Proportional consolidation —
Aldeasa	Deloitte	106,243	Spain	Sales in duty-free zones	50.00
Equity method —
Tabacos Elaborados, S.A.(2)	Gaudit	192	Andorra	Tobacco	55.11
Tabaqueros Asociados, S.A.	Gaudit	138	Andorra	Tobacco	33.33

	Statutory			% of Total
Companies and/or Groups	Auditor(a)	Registered Office	Core Business	Ownership

SEITA Subgroup:
Full consolidation—
Meccarillos Internacional	Ernst & Young	Luxembourg	Holding company	99.99
Société de Commercialisation de Bobines en Europe	Segec Audit	France	Sale of cigar bobbins	99.99
Philippine Bobbin Corporation Cigars	C.L.Manabat (Deloitte)	Philippines	Manufacture of cigar bobbins	99.99
Meccarillos France	Ernst & Young	Luxembourg	Trademark ownership	89.99
Meccarillos Switzerland	Ernst & Young	Luxembourg	Trademark ownership	59.99
SAF	Barbier Frinault & Autres (E&Y)	France	Distribution	99.99
Supergroup Distribution	Mazars & Guerard	France	Distribution	99.89
Seita Participations	Barbier Frinault & Autres (E&Y)	France	Holding company	99.96
Altadis Belgium	Ernst & Young	Belgium	Cigarette distribution and promotion	99.83
Altadis Océan Indien	Ernst & Young	France-Reunion Island	Trademark ownership	99.76
Altadis Finland	Barbier Frinault & Autres (E&Y)	Finland	Distribution	99.76
Seitamat	Barbier Frinault & Autres (E&Y)	France	Purchase-sale and renting of material	99.29
Metavideotex Distribution	Barbier Frinault & Autres (E&Y)	France	Sale of automatic machines	84.64
Sitar Holdings, S.A.	Exa (E&Y)/HDM	France-Reunion Island	Holding company	61.40
Coretab	Exa (E&Y)/HDM	France	Manufacture of cigarettes	99.99
Sodisco	Exa (E&Y)/HDM	France	Distribution	99.96
Altadis Holdings USA, Inc.(3)	Deloitte	US	Holding company	51.55
Consolidated Cigar Holdings Inc.(3)	—	US	Holding company	51.55
Altadis USA Inc.(3)	—	US	Manufacture and sale of cigars	51.55
Tabacalera Brands Inc.(3)	—	US	Trademark ownership	51.55
Congar International, Inc.(3)	Deloitte	US	Manufacture and sale of cigars	51.55

	Statutory			% of Total
Companies and/or Groups	Auditor(a)	Registered Office	Core Business	Ownership

Cuban Cigar Brands, N.V.(3)	—	Netherlands	Trademark ownership	51.55
MaxRohr, Inc.(3)	—	US	Trademark ownership	51.55
Macotab	Deloitte	France	Manufacture and sale of cigarettes	99.90
Altadis Polska	Deloitte	Poland	Manufacture and sale of cigarettes	96.20
Altadis Financial Services, S.N.C.(4)	Deloitte	France	Financial services	60.00
LPM Promodem	Barbier Frinault & Autres (E&Y)	France	Shops, Fitting-out	100.00
Nicot Participations	Barbier Frinault & Autres (E&Y)	France	Financial services	100.00
Altadis Italia	Ernst & Young	Italy	Promotion	100.00
Sodio	Deloitte	France	Measurement instruments	100.00
Balkan Star	Deloitte	Russia	Manufacture and sale of cigarettes	99.69
Tahiti Tabacs	Roth Johnny	French Polynesia	Distribution of tobacco	100.00
Cartonnerie Reunionnaise	Exa (E&Y)	France	Pack of cigarettes manufacturer	74.58
Altadis Hungary	Deloitte	Hungary	Promotion	100.00
Altadis Deutschland	Deloitte	Deutschland	Promotion	100.00
Sugro	Ernst & Young	France	Distribution	99.70
Altadis Ceska	Deloitte	Czech Republic	Promotion	100.00
Altadis Hellas	Ernst & Young	Greece	Promotion	100.00
Altadis Austria	Deloitte	Austria	Promotion	100.00
Altadis Luxembourg	Ernst & Young	Luxembourg	Distribution and promotion of tobacco	100.00
RP Difusión	Ernst & Young	France	Distribution	100.00
Altadis Promotion Internacional	Deloitte	Luxembourg	Promotion	100.00
Altadis Middle East	Deloitte	Dubai	Distribution	100.00

SEITA Subgroup:
Equity method-
LTR Industries	Deloitte	France	Reconstituted tobacco	28.00
Intertab	PricewaterhouseCoopers	Switzerland	Financial Services	50.00
Mitsa	—	Andorra	Manufacture	24.00

LOGISTA Subgroup:
Full consolidation-			Distribution of published
Distribérica, S.A.	—	Spain	material and other products	100.00
Distribarna, S.A	BDO	Spain	‘’	51.00
Distribuidora de
Publicaciones del Sur, S.A.	BDO	Spain	‘’	100.00
Distribuidora del Este, S.A.	BDO	Spain	‘’	50.00
Distribuidora de las Rías, S.A.	—	Spain	‘’	100.00
Asturesa de Publicaciones, S.A.	—	Spain	‘’	100.00
Promotora Vascongada de Distribuciones, S.A.	—	Spain	‘’	100.00
Distribuidora de Navarra y del Valle del Ebro, S.A.	Deloitte	Spain	‘’	60.00
Logista Publicaciones, S.L.	Deloitte	Spain	‘’	75.00
Comercial de Prensa SIGLO XXI, S.A.	BDO	Spain	‘’	80.00
Publicaciones y Libros, S.A.	BDO	Spain	‘’	100.00

	Statutory			% of Total
Companies and/or Groups	Auditor(a)	Registered Office	Core Business	Ownership

Distribuidora Valenciana de Ediciones, S.A.	Deloitte	Spain	‘’	50.00
Distriburgos, S.A.	—	Spain	‘’	50.00
Logista Libros, S.L	Deloitte	Spain	‘’	50.00
Logista Publicaciones Portugal, S.A.	Deloitte	Portugal	‘’	100.00
Jornal Matinal, Lda	—	Portugal	‘’	76.00
Marco Postal, LDA	Deloitte	Portugal	‘’	100.00
Librodis Promotora y Comercializadora del Libro, S.A.	—	Spain	‘’	95.00
Logilivro, Logística do Livro, Lda	—	Portugal	‘’	100.00
Distribuidora del Noroeste, S.L	BDO	Spain	‘’	100.00
SA, Distribuidora de Ediciones	—	Spain	‘’	51.00
Control, Almacenajey Exportación, S.A.	—	Spain	‘’	51.00
Catalunya 2,S.L	—	Spain	‘’	51.00
Cyberpoint	—	Spain	‘’	100.00
Midsid Sociedade Portuguesa de Distribuiçao, SGPS, S.A.	Deloitte	Portugal	Distribution of tobacco and other products	100.00
Logirest, S.L	—	Spain	Distribution to catering outlets	60.00
Logista-Dis, S.A.	Deloitte	Spain	Distributor	100.00
La Mancha 2000, S.A.	Deloitte	Spain	‘’	100.00
Dronas 2002, S.L	Deloitte	Spain	Industrial and express parcel delivery and pharmaceutical logistics	100.00
Logesta Gestión de Transporte, S.A.	BDO	Spain	Goods transport	51.00
Logista France, S.A.	E&Y	France	Distribution	100.00
Logista Italia, S.p.A.	Deloitte	Italy	Tobacco distribution	100.00
Terzia S.P.A	—	Italy	Distribution	68.00
Daci S.P.A	—	Italy	Distribution	68.00
Logista, Transportes e Trasitarios, Lda	—	Portugal	Distribution	100.00
Equity method-	—
Distribuidora de Prensa por Rutas, S.A.	—	Spain	Distribution of published material and other products	40.00
International News Portugal, LDA	—	Portugal	‘’	20.00
Tradipres, S.A	—	Spain	‘’	20.00
Urex Inversiones Subgroup: Full consolidation-
Logivend, S.A.	Deloitte	Spain	Distribution via vending machines	100.00
Hebra Promoción e Inversiones, S.A.	—	Spain	Investment promotion	100.00
Tabacmesa, S.A	Deloitte	Spain	Sales in duty-free zones	100.00
Interprestige, S.A.	—	Spain	Operation of sports facilities	100.00
Comercializadora de Productos de Usoy Consumo,S.A.	—	Spain	Distributor	100.00
Glopro International Ltd.	—	Bahamas	Trademark acquisition and ownership	100.00

	Statutory			% of Total
Companies and/or Groups	Auditor(a)	Registered Office	Core Business	Ownership

Urecor Comunicacionesy Medios, S.L	—	Spain	Holding company	75.00
Equity method-
Compañía Española de Tabacoen Rama, S.A.	PMG	Spain	Production and sale of raw tobacco	20.82
Unión Ibérica de Radio, S.A.	Audycuenta	Spain	Radio stations	27.78
ITI Cigars Subgroup:
Full consolidation-
Inversiones Tabaqueras Internacionales, S.A.	Deloitte	Spain	Holding company	100.00
Empor	—	Portugal	Tobacco distribution	70.00
Emporlojas	—	Portugal	Tobacco distribution	100.00
Tabacalera Brands, S.L	—	Spain	Holding company	100.00
ITB Corporation	—	Bahamas	Trademark acquisition and ownership	100.00
Proportional
consolidation-
Subgrupo Corporación Habanos	Deloitte	Cuba	Sale and distribution of cigars	50.00
Internacional Cubana de Tabaco, S.L	Ernst & Young	Cuba	Manufacture and sale of small cigars	50.00
Promotora de Cigarros, S.L	Deloitte	Spain	Sale of cigars	50.00
Tabacalera Cigars
International
Subgroup:
Full consolidation-
800 JR Cigar, Inc.	Deloitte	US	Distribution of cigars	51.00
MC Management	—	US	Distribution of cigars	51.00
Tabacalera de García, SAS	Deloitte	France	Manufacture and sale of cigars	100.00
La Flor de Copán, SAS	Deloitte	France	Manufacture and sale of cigars	100.00

(1)	SEITA owns 50.00% of this shareholding.
(2)	Altadis, S.A. indirectly owns 21.78% through Tabaqueros Asociados, S.A.
(3)	Altadis, S.A. owns the other 41.18% through Tabacalera Cigars International, S.A.
(4)	Altadis, S.A. owns the other 40.00% through Urex Inversiones, S.A.
(a)	Where no information is given, the individual company does not reach the threshold above which it would be subject to statutory audit.

Section C — Audited financial statements of Altadis for the financial year ended 31 December 2005

Page references in this section refer to the original financial statements and not to this Circular.

Consolidated balance sheets

AS OF DECEMBER 31, 2005 AND 2004
(THOUSAND OF EUROS)

	Notes	Year 2005	Year 2004(*)
ASSETS
NON-CURRENT ASSETS:
Property, plant and equipment	7	971,014	884,508
Investment property	8	24,164	28,282
Goodwill	9	2,863,811	2,401,354
Other intangible assets	10	859,303	717,561
Investments in associates	11	32,976	379,366
Non-current financial assets —		211,239	89,643
Available-for-sale	12.1	145,954	8,495
Other non-current financial assets	12.2	65,285	64,959
Treasury stock	17	—	16,189
Deferred tax assets	30	422,460	438,051
Total non-current assets		5,384,967	4,938,765
CURRENT ASSETS:
Inventories	13	1,966,350	1,759,418
Trade and other receivables	14	2,516,490	2,536,115
Tax receivables	30	250,451	234,576
Current financial assets —		192,734	233,141
Financial assets at fair value	12.3	97,074	70,627
Other current financial assets	12.4	95,660	162,514
Cash and cash equivalents	15	1,092,465	977,904
Other current assets	16	33,028	39,110
Total current assets		6,051,518	5,780,264
ASSETS CLASSIFIED AS HELD FOR SALE	5.8	7,877	1,101
TOTAL ASSETS		11,444,362	10,720,130
EQUITY AND LIABILITIES
EQUITY:
Capital stock	17	161,533	169,933
Treasury stock	17	(124,782)	—
Reserves of the Parent Company	18	195,729	105,122
Reserves at consolidated companies	19 y 20	302,125	325,436
Valuation adjustments recognised in equity	21	(14,814)	—
Income for the year		576,615	539,337
Equity attributable to equity holders of the Parent Company		1,096,406	1,139,828
Minority interest	22	227,430	286,649
Total equity		1,323,836	1,426,477
NON-CURRENT LIABILITIES:
Bonds and other marketable debt securities	23	1,591,150	1,100,000
Bank loans and other financial debt	24	646,738	644,829
Obligations under finance leases	25	43,754	40,333
Other liabilities	26	109,356	38,231
Provisions	29	341,168	384,813
Deferred tax liabilities	30	253,081	167,705
Total non-current liabilities		2,985,247	2,375,911
CURRENT LIABILITIES:
Bonds and other marketable debt securities	23	354,998	587,195
Bank loans and other financial debt	24	1,382,956	701,032
Obligations under finance leases	25	2,805	3,250
Trade and other payables	31	1,223,158	1,360,208
Other liabilities		340,775	302,566
Tax payables	30	3,699,381	3,658,722
Provisions	29	131,206	304,769
Total current liabilities		7,135,279	6,917,742
TOTAL EQUITY AND LIABILITIES		11,444,362	10,720,130

(*) Included for comparison purposes (see Note 2.4).

The accompanying Notes 1 to 41 and Exhibit I are an integral part of the consolidated balance sheet as of December 31, 2005.

Consolidated statements of income

FOR THE YEARS ENDED AS OF DECEMBER 31, 2005 AND 2004

	Notes	Year 2005	Year 2004(*)

Revenue	33 a)	12,708,226	9,545,857
Other operating income	33 a)	131,648	130,497
Procurements		(8,154,641)	(5,552,070)
Personnel expenses		(896,694)	(792,070)
Depreciation and amortisation		(194,926)	(168,883)
Impairments		(5,690)	(31,110)
Other operating expenses		(2,534,520)	(2,196,439)
Financial revenues	33 b)	108,684	93,160
Financial expenses	33 c)	(203,416)	(175,826)
Net foreign exchange: Gain/(Loss)		6,897	(9,623)
Profit from associates	11	453	34,352
PROFIT BEFORE TAX		966,021	877,845
Income tax expense	30	(336,515)	(281,646)
PROFIT FOR THE YEAR		629,506	596,199
Attributable to:
Equity holders of the Parent Company		576,615	539,337
Minority interest	22	52,891	56,862

(*) Included for comparison purposes (see Note 2.4)

The accompanying Notes 1 to 41 and Exhibit I are an integral part of the consolidated statement of income for the year ended as of December 31, 2005.

Consolidated statement of changes in equity

FOR THE YEARS ENDED AS OF DECEMBER 31, 2005 AND 2004 — NOTES 17 TO 22 —(THOUSAND OF EUROS)

				Reserves of the Parent Company
	Capital Stock	Treasury Stock	Additional Paid in Capital	Legal Reserve	Revaluation Reserve Regulation 7/1996	Differences due to Redenomination of Capital Stock in Euros	Voluntary Reserves	Reserves for Treasury Stock	Reserves at Consolidated Companies	Adjustments Recognised in Equity for Valuation	Income for the year Attributable to the Parent Company	Total	Minority Interest	Total Equity

Balance at 1 January 2004 (see Note 3)	174,283	—	132,219	36,657	53,461	309	38,901	11,907	368,689	—	293,151	1,109,577	256,403	1,365,980

Distribution of the Parent Company income —
— Reserves	—	—	—	—	—	—	63,777	—	1,798	—	(65,575)	—	—	—
— Dividends	—	—	—	—	—	—	—	—	—	—	(227,576)	(227,576)	(16,513)	(244,089)
Capital Stock reduction	(4,350)	—	(171,330)	(2,670)	—	—	2,670	—	—	—	—	(175,680)	—	(175,680)
Translation differences	—	—	—	—	—	—	—	—	(45,189)	—	—	(45,189)	(2,563)	(47,752)
Variations in treasury stock	—	—	39,111	—	—	—	(104,171)	4,281	—	—	—	(60,779)	—	(60,779)
Profit for the year	—	—	—	—	—	—	—	—	—	—	539,337	539,337	56,862	596,199
Other movements	—	—	—	—	—	—	—	—	138	—	—	138	(7,540)	(7,402)
Balance at 31 December 2004	169,933	—	—	33,987	53,461	309	1,177	16,188	325,436	—	539,337	1,139,828	286,649	1,426,477

First time adoption of IAS 32 and IAS 39 (see Note 2.3)	—	(131,167)	—	—	—	—	—	114,978	(14,654)	(2,849)	—	(33,692)	(10,745)	(44,437)
Distribution of the Parent Company income —
— Reserves	—	—	—	—	—	—	423,586	—	(130,885)	—	(292,701)	—	—	—
— Dividends	—	—	—	—	—	—	—	—	—	—	(246,636)	(246,636)	(17,223)	(263,859)
Acquisition of treasury stock	—	(431,766)	—	—	—	—	—	*	—	—	—	(431,766)	—	(431,766)
Capital Stock reduction	(8,400)	456,357	—	(1,680)	—	—	(446,277)	—	—	—	—	—	—	—
Translation differences	—	—	—	—	—	—	—	—	129,404	—	—	129,404	4,103	133,507
Other variations in treasury stock (see Note 17)	—	(18,206)	—	—	—	—	26,289	(26,289)	—	—	—	(18,206)	—	(18,206)
Profit for the year	—	—	—	—	—	—	—	—	—	—	576,615	576,615	52,891	629,506
Valuation adjustments recognised in equity	—	—	—	—	—	—	—	—	—	(11,965)	—	(11,965)	—	(11,965)
Changes in the perimeter of consolidation (see Notes 9 and 22)	—	—	—	—	—	—	—	—	—	—	—	—	(88,221)	(88,221)
Other movements	—	—	—	—	—	—	—	—	(7,176)	—	—	(7,176)	(24)	(7,200)
Balance at 31 December 2005	161,533	(124,782)	—	32,307	53,461	309	4,775	104,877	302,125	(14,814)	576,615	1,096,406	227,430	1,323,836

The accompanying Notes 1 to 41 and Exhibit I are an integral part of the consolidated statement of changes in equity for the year ended as of December 31, 2005.

Consolidated cash flow statements

AS OF DECEMBER 31, 2005 AND 2004
(THOUSAND OF EUROS)

	Year 2005	Year 2004(*)

OPERATING ACTIVITIES
Net income before taxes	966,021	877,845
Amortizations + impairments	200,616	199,144
Income from equity method companies	(453)	(34,352)
Net Financial (income)/loss	87,835	92,289
Other net income and expenses result	(22,145)	(31,266)
Flows from ordinary activities	1,231,874	1,103,660
Working capital variation (including operating provisions)	(388,606)	430,240
Income taxes paid	(226,379)	(237,332)
Restructuring	(143,868)	(60,498)
Net cash from used in operating activities (I)	473,021	1,236,070
INVESTING ACTIVITIES
Dividends received from associates	29,053	12,410
Increase/decrease on ST financial investments	44,552	(82,412)
Proceeds from assets disposals and subsidiaries	116,779	91,416
Purchases of intangible assets	(171,145)	(149,705)
Acquisition of subsidiaries, net of cash acquired	(423,780)	(490,296)
Net cash from used in investing activities (II)	(404,541)	(618,587)
FINANCING ACTIVITIES
Borrowing cost	(96,852)	(91,902)
Dividends paid(**)	(259,292)	(244,731)
Purchases of treasury stock(**)	(455,759)	(254,880)
Variations in debt	844,228	(17,807)
Net cash from used in financing activities (III)	32,325	(609,320)
Opening cash and cash equivalents	977,904	702,329
Net change in cash and cash equivalents (I+II+III)	100,805	280,559
Effect of exchange rate changes	13,756	(4,984)
Closing cash and cash equivalents	1,092,465	977,904

(*)	Included for comparison purposes (see Note 2.4)
(**)	Transactions from the Parent Company and from Dependent Companies are included

The accompanying Notes 1 to 41 and Exhibit I are an integral part of the consolidated cash flow statement for the year ended December 31, 2005

Notes to 2005

CONSOLIDATED FINANCIAL STATEMENTS

1.          DESCRIPTION OF THE ALTADIS GROUP

Altadis, S.A. (hereinafter “the Parent Company”) was incorporated on March 5, 1945, under the name of Tabacalera Sociedad Anónima, Compañía Gestora del Monopolio de Tabacos y Servicios Anejos, which was subsequently changed to Tabacalera, S.A. Its current name was approved by the Shareholders’ Meeting on November 13, 1999.

The Group’s core business lines are the manufacture and marketing of cigars and cigarettes and the distribution of tobacco and other products.

In 1999 a business association process was carried out between Tabacalera, S.A. and SEITA (Société Nationale d’Exploitation Industrielle des Tabacs et Allumettes, S.A.). This transaction took the form of a Public Exchange offer by Tabacalera, S.A. for all the shares of SEITA, and 19 shares of Tabacalera, S.A. were delivered for every 6 shares owned by SEITA shareholders who accepted the offer. 83.07% of the capital stock of SEITA was acquired in this transaction, which was approved by Tabacalera, S.A.’s Shareholders’ Meeting on November 13, 1999, which also changed the Company’s corporate name to Altadis, S.A., as indicated above. After various subsequent acquisitions and a delisting tender offer for SEITA shares that Altadis, S.A. completed in January 2003, the Parent Company acquired all the shares of SEITA owned by minority shareholders.

Details of the investees included in the scope of consolidation and which comprise the Altadis Group as of December 31, 2005, indicating, inter alia, the Parent Company’s ownership interest and the cost thereof, the method of consolidation used and the respective lines of business, registered offices and corporate names of each investee, are included in Exhibit I. Altadis, S.A.’s registered office is located in Madrid.

2.          BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS AND CONSOLIDATION PRINCIPLES

2.1.       Adoption of International Financial Reporting Standards (IFRS) —

The consolidated financial statements for the year ended 31 December 2005 are the first to be prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the European Union in accordance with the Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July 2002, by which all companies governed by the Law of a member state of the European Union and whose shares are listed on a regulated market of any of the States comprising this, must present their consolidated financial statements for the years beginning from 1 January 2005 in accordance with the IFRS endorsed by the European Union. In Spain, the requirement to present consolidated financial statements under the IFRS approved in Europe is also governed by the eleventh final provision of Law 62/2003 of 30 December, relating to fiscal, administrative and social order measures.

These new regulations imply, with respect to those in force when the consolidated financial statements of the Group for 2004 (Spanish National Chart of Accounts RD 1643/1990) were prepared:

•     Changes to the accounting policies, valuation criteria and presentation of the financial statements which form part of the consolidated financial statements.

•     The inclusion in the consolidated financial statements of the statement of changes in equity and of the cash flow statement.

•     Additional disclosures in the notes to the consolidated financial statements.

2.2.       Preparation of the consolidated financial statements —

The consolidated financial statements for 2005, approved by the directors of Altadis, S.A. at the Board meeting held on 31 March, 2006, have been prepared from the accounting records and financial statements of the Parent Company and its subsidiaries.

In their preparation all accounting principles and standards and valuation criteria of obligatory application were taken into consideration and, accordingly, they give a true and fair view of the consolidated equity and financial position of the Altadis Group at December 31, 2005 and of the results of its operations, and of changes to its equity and of cash flows which have occurred in the Group in the year ended on that date. The financial statements of Altadis, S.A. and of its subsidiaries, prepared by the directors of each company, will be submitted for the approval of their respective Shareholders’ Meetings. The directors of Altadis, S.A. will also submit these consolidated financial statements for approval by the Shareholders’ Meeting, and consider that they will be approved without any changes.

The consolidated financial statements of the Group for 2004 were approved by the Shareholders’ Meeting of the Parent Company held on June 29, 2005.

Note 5 includes a summary of the main accounting principles and valuation methods applied in preparing the consolidated financial statements of the Group for 2005.

2.3.       Principal decisions regarding the first-time adoption of IFRS —

In compliance with IFRS 1 (First-Time adoption), the Group has taken the following decisions:

Business combinations: IFRS 3 has not been retrospectively applied for acquisitions made prior to the date of transition (January 1, 2004).

•     Share-based payments: stock-options plans at the date of transition to IFRS in the Altadis Group were granted before November 7, 2002. Accordingly, the group chosen the option to not appy IFRS 2 to these plans.

•     Property, plan and equipment: existing cost values have been maintained except for a land owned by the subsidiary LOGIS-TA (Compañia de Distribucíon Integral Logista, S.A.), for which the market value at the date of first adoption of IFRS has been taken as cost (see Note 3).

•     The translation differences balance at January 1, 2004 has been cancelled and this cancellation recorded as a decrease in value of the reserves of the consolidated companies originating these differences.

•     Financial instruments: the Group has decided to adopt IAS 32 and 39 prospectively from January 1, 2005 as permitted by these Standards. Their adoption will mainly imply:

a)     Classifying treasury stock, with a net balance at that date of €16,189 thousand, as a decrease in equity.

b)    Recognising futures and derivatives contracts at fair value, recording a decrease in equity of €2,665 thousand.

c)     Classifying the shareholding in Iberia Líneas Aéreas de España, S.A. as a financial investment available-for-sale, valuing it at fair value at the date of first adoption of IAS 32/39 (1 January 2005). The adoption of this criterion at the above mentioned date has resulted in a net reduction in the equity attributable to shareholders of the Parent Company of €14,838 thousand.

The effect on the 2004 financial statements of applying IASs 32 and 39 from 1 January 2004, would not have been significant.

2.4.       Information regarding 2004 —

In compliance with the requirements of IAS 1, the information included in these Notes in respect of 2004 is presented for purposes of comparison with the information relating to 2005 and, accordingly, does not represent in itself the consolidated financial statements of the Group for 2004.

2.5.       Currency of presentation

These financial statements are presented in euros. Foreign currency transactions are recorded in accordance with the criteria described in Note 5.16.

2.6.       Responsibility for the information and estimates made —

The information included in these consolidated financial statements is the responsibility of the Directors of the Parent Company.

In the preparation of the consolidated financial statements for 2005 and 2004 estimates made by the Directors of the Group have been used to value certain assets, liabilities, revenues, expenses and commitments recorded therein. Basically, these estimates refer to:

•     The assessment of possible impairment of certain assets.

•     Assumptions used in the actuarial calculation of pension liabilities and other commitments with personnel.

•     The useful lives of property, plant and equipment, and intangible assets.

•     The recognition of goodwill and of certain intangible assets.

•     The fair value of certain assets.

•     Provisions, etc.

These estimates were made on the basis of the best available information at December 31, 2005. However, future events may require these estimates to be modified which would be done prospectively, in accordance with IAS 8.

2.7.       Consolidation principles —

2.7.1.   Dependent Companies

Dependent companies are considered to be those companies included in the scope of consolidation which the Parent Company directly or indirectly manages by virtue of ownership of a majority of the voting rights in their representation and decision-making bodies or has the capacity to exercise control over.

The financial statements of dependent companies are fully consolidated. All material balances and transactions between consolidated companies were eliminated on consolidation. If necessary, adjustments are made to the financial statements of subsidiaries to unify the accounting policies used with those of the Group.

Third party interests in Group equity and income are presented respectively in the items “Minority Interests” in the consolidated balance sheet and income statement.

Results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or until the effective date of disposal, as appropriate.

2.7.2.   Joint ventures

“Joint ventures” are those in which management of the investees is carried out jointly by the Parent Company and by third parties, with neither owning a majority of the voting rights. The financial statements of joint ventures are proportionally consolidated.

Assets and liabilities from joint ventures are presented in the balance sheet in accordance with their specific nature. In the same way, revenue and expenses originating in joint ventures are presented in the consolidated income statement in accordance with their nature.

If necessary, adjustments are made to the financial statements of these companies to unify their accounting policies with those used by the Group.

2.7.3.   Associated Companies

Associated companies are those over which the Parent Company has the capacity to exercise significant influence. In general it is assumed that there is significant influence when the Group’s percentage of ownership (direct or indirect) is over 20% of voting rights, provided this does not exceed 50%.

In the consolidated financial statements, associated companies are valued by the equity method, in other words by the fraction of their net asset value which the Group’s shareholding in their capital represents, after taking into account dividends received and other asset eliminations.

Profit or loss on transactions with associated companies is eliminated to the extent of the percentage of the Group’s stake in their capital.

If necessary, adjustments are made to the financial statements of these companies to unify their accounting policies with those used by the Group.

2.7.4.   Foreign currency translation

The criteria used for translating to euros the various captions in the balance sheets and income statements of the foreign companies that were included in the scope of consolidation were as follows:

•     Assets and liabilities were translated at the year-end exchange rates.

•     Capital and reserves were translated at historical exchange rates prevailing at the date of first adoption of IFRS. For subsecuences dates, historical rates were applied.

•     The income statements were translated at the average exchange rates for the year.

The differences arising from the application of these criteria were included under the “Reserves in consolidated companies — Translation Differences” item of the Equity caption. These translation differences will be taken to revenues or expenses in the period in which the investment which generated these differences was, totally or partially, made or disposed of.

Adjustments arising from the adoption of IFRS at the moment of acquisition of a foreign company relating to the fair value and goodwill, are considered assets and liabilities of that company and accordingly, are translated at the exchange rate prevailing at the year-end.

2.7.5.   Changes in the scope of consolidation

The most significant variations in the scope of consolidation in 2005 and 2004 with an effect on the inter-year comparison were as follows:

a.          Main changes in the perimeter of consolidation in 2005

Acquisitions

In April 2005 in compliance with the agreements entered into by Altadis, S.A. and the Italian group Autogrill, Altadis, S.A. contributed its total shareholding in Aldeasa, S.A. (a company which holds concessions for the operation of stores in airports and museums) to Retail Airport Finance, S.L. As a result of this contribution and other corporate operations, Altadis, S.A. has a 50% interest in the capital stock of Retail Airport Finance, S.L. After the completion and execution of the aforementioned agreements, Retail Airport Finance, S.L., as a result of the tender offer for Aldeasa, S.A. shares, the contribution made by Altadis, S.A., and the subsequent delisting tender offer, owns 99.61% of the capital stock of Aldeasa, S.A. at 31 December 2005.

Altadis, S.A. and the Autogrill group exercise joint control over Retail Airport Finance, S.L., and over its subsidiary Aldeasa, S.A.

As a result of this operation the shareholding in Aldeasa, S.A. is now considered a joint venture instead of an associated company and accordingly has been proportionally consolidated since May 2005.

Because of its nature, no gain was recognised on this transaction.

The difference between the cost of acquisition and the related carrying amount was attributed partially and provisionally to assets, the detail being as follows:

Thousands
of Euros

Property, plant and equipment	27,500
Intangible assets — Concessions	100,000
Deferred tax liability	(44,625)
82,875

In 2006 the difference on first consolidation will be definitively allocated.

As a result of this operation the balance of goodwill at 31 December 2005 amounts to €84,980 thousand and is attributable to the generation of future income.

Revenue and pre-tax income of the Retail Airport Finance subgroup between the date of acquisition (April 2005) and the year-end were €216,588 and €1,265 thousand respectively.

Retirements

At the end of 2005 the Altadis Group sold all its shareholdings (50%) in CITA, Tabacos de Canarias, S.L. and Tabacos Canary Islands, S.A. (TACISA) to the Gallaher group. These companies manufacture and sale tobacco products and are based in the Canary Islands. The amount of the operation was €32,000 thousand, and is subject to change depending on the working capital and debt of the companies and other parameters calculated on the basis of audited figures at December 31, 2005. Group management estimates that any changes in price which may occur will not be material. Results recorded on the disposal of these companies are not relevant. These companies were consolidated by the equity method and losses of €4,616 thousand had been recorded up to the date of sale.

b.          Main changes in the perimeter of consolidation in 2004

At the end of 2004, the Group acquired 99.69% of Balkanskaya Zvezda (“Balkan Star”), for €246 million, including costs pertaining to the consolidation process. The corporate purpose of this company, with head office in Russia, is the manufacture and sale of cigarettes. The main assets acquired, and the goodwill generated on this acquisition, which was allocated in 2005, are as follows:

BALKAN STAR Net assets and liabilities acquired	Carrying value at date of acquisition	Fair value Adjustments	Fair value
	Thousands of Euros
Non-current assets	25,078	24,850	49,928
Current assets	75,385	—	75,385
Non-current liabilities	—	(6,160)	(6,160)
Current liabilities	(9,334)	—	(9,334)
	91,129	18,690	109,819
Goodwill(*)			136,487
Acquisition cost			245,966

Cash flow generated by the operation
Amount paid			245,966
Less Cash acquired			36,183
			209,783

(*) Subject to change due to translation difference.

The goodwill generated on the acquisition of BALKAN STAR and which was allocated in 2005 is attributable to the generation of future income.

Net sales and pre-tax income of BALKAN STAR between the date of acquisition (November 2004) and the year-end amounted to €20,977 and €3,588 thousand respectively. Information on the impact of the acquisition if it had been made on January 1, 2004 is not included due to the difficulty of obtaining reliable and uniform comparative information, as this company uses different accounting methods to those of the Group.

In addition, in December 2004 the dependent company LOGISTA. acquired 96% of the Italian company Logista Italia (formerly Etinera), whose core business is cigarette distribution, for €566 million. The main assets acquired, and the goodwill generated on this acquisition, which was allocated in 2005, are as follows:

LOGISTA ITALIA Net assets and liabilities acquired	Underlying Amount at acquisition	Fair value adjustments	Fair value
	Thousands of Euros
Non-current assets	125,061	—	125,061
Current assets	816,387	—	816,387
Non-current liabilities	(48,125)	—	(48,125)
Current liabilities	(857,336)	—	(857,336)
	35,987	—	35,987
Goodwill			530,413
Acquisition cost			566,400

Cash flow generated by the operation
Amount paid			566,400
Less Cash acquired			300,125
			266,275

At the date of acquisition, Logista Italia’s assets included goodwill in an amount of €98,262 thousand. Accordingly, total goodwill generated by the acquisition amounts to €628,675 thousand (see Note 9).

The goodwill generated on the acquisition of this company is attributable to the generation of future income.

This acquisition was carried out on December 30, 2004 so the accounts for 2004 do not include any revenue or income from this company. Information on the impact of the acquisition if it had been made on 1 January 2004 is not included due to the difficulty of obtaining reliable and uniform comparative information as this company uses different accounting methods to those of the Group.

3.          RECONCILIATION OF 2004 STARTING AND CLOSING BALANCES BETWEEN LOCAL REGULATIONS AND IFRS

Fiscal year 2005 is the first one for which the Group presented its financial statements in accordance with IFRS. The last financial statements prepared in accordance with Spanish accounting principles and regulations were those for the year ended December 31, 2004. The date of transition to IFRS is January 1, 2004.

In accordance with IFRS 1, the reconciliation of consolidated equity at January 1, 2004 and of consolidated equity and the consolidated income statement at December 31, 2004 are presented below:

Equity at January 1, 2004

Thousands
of Euros

Equity at 1 January 2004 according to accounting principles and standards generally accepted in Spain and in force at the date(*)	1,130,763
Impact of transition to IFRS —
Treasury stock of dependent companies (SEITA and LOGISTA)	(14,591)
Revenue recognition	(12,295)
Elimination of deferred expenses and other intangible assets	(5,959)
Personnel provisions	(2,140)
Asset impairment	(2,087)
Recording of deferred tax liability (net)	(2,019)
Revaluation of land	9,972
Reclassification of negative goodwill	8,066
Other	(133)
Total impact on equity	(21,186)
Equity at January 1, 2004 according to IFRS	1,109,577
Minority interests	256,403
TOTAL EQUITY AT JANUARY 1, 2004 ACCORDING TO IFRS	1,365,980

(*)	Obtained from the consolidated financial statements at December 31, 2003, prepared in accordance with accounting principles and standards applicable in Spain at that date.

The main changes in equity at January 1, 2004 originated in the following items:

Treasury stock of SEITA and LOGISTA

In application of IFRS, the Group now considers the shares of SEITA and LOGISTA, which were held to meet these companies’ stock option commitments with their personnel, as a reduction in the subsidiaries’ shareholders’ equity. Under Spanish principles these shares were recorded as non-current financial assets.

Revenue recognition

In application of IAS 18 the Group considers that certain sales made to French tobacconists, and exports to British American Tobacco (mainly to Germany and Switzerland), do not meet the requirements for transferring all the risks and benefits associated with these sales. Accordingly, the margin associated with these sales has been eliminated.

Elimination of deferred expenses, start-up expenses and other intangible assets

In application of IFRS, the Group has cancelled deferred and start-up expenses which, in accordance with Spanish principles and standards, it had been depreciated for several years.

Personnel provisions

In application of IAS 19, the Group has recorded certain liabilities arising from employee incentives.

Asset impairment

This corresponds to the write-off of certain assets in a dependent company of the LOGISTA group due to the impairment tests carried out (IAS 36).

Recording of deferred tax liability (net)

Changes in equity corresponding to deferred tax assets and liabilities correspond, mainly, to the recording of the fiscal impact of the adjustments made as a result of adoption of IFRS and to the recording of deferred taxes in application of IAS 12.

Revaluation of land

In application of IFRS 1, the Group has decided to record the revaluation of land owned by the dependent company LOGISTA, and to consider the corresponding revalued cost as the initial cost at 1 January 2004. The revaluation of this land to €31,507 thousand represents an increase in value of €25,000 thousand. The impact on the Group’s equity of this revaluation, net of the tax impact and minority interests, amounts to approximately €9,972 thousand.

Negative differences in consolidation

In application of IFRS 1, the Group has considered certain negative differences in consolidation as an increase in equity.

Income statement for 2004

The main changes in the income statement for 2004 deriving from the application of the IFRS are shown below:

Thousands
of Euros

Income for 2004 according to accounting principles and standards generally accepted in Spain and in force at the date(*)	413,311
Impact of transition to IFRS —
Elimination of the amortisation of goodwill and of intangible assets	124,033
Other	1,993
INCOME FOR 2004 ACCORDING TO IFRS	539,337

(*)	Obtained from the consolidated financial statements at December 31, 2004, prepared in accordance with the Spanish National Chart of Accounts.

Goodwill and intangible assets

In accordance with IFRS, goodwill and intangible assets with an indefinite life are not amortised. Accordingly, the Group has reversed €124,033 thousand corresponding to amortisation recorded in accordance with the regulations established by the Spanish National Chart of Accounts.

Equity at 31 December 2004

Thousands
of Euros

Equity at December 31, 2004 according to accounting principles and standards generally accepted in Spain and in force at the date(*)	1,043,815
Impact of transition to IFRS —
Adjustments to initial equity	(21,186)
Adjustments to the result for the year	126,026
Translation differences and others	(8,827)
Total impact on equity	96,013
Equity at 31 December 2004 according to IFRS	1,139,828
Minority interests	286,649
TOTAL EQUITY AT 31 DECEMBER 2004 ACCORDING TO IFRS	1,426,477

(*)	Obtained from the consolidated financial statements at 31 December 2004, prepared in accordance with the Spanish National Chart of Accounts.

The translation differences adjustment was mainly originated by the consideration of certain goodwill and intangible assets as assets of foreign companies and so subject to exchange rate fluctuations.

4.          DISTRIBUTION OF INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT COMPANY

The proposed distribution of Parent Company income for 2005 that the Board of Directors will submit for approval by the Shareholders’ Meeting is to pay, with a charge to income for the year of Altadis, S.A., a dividend of € 1 per share. The remainder will be allocated to increasing the balance of the Parent Company’s reserves.

5.          ACCOUNTING PRINCIPLES AND POLICIES AND VALUATION STANDARDS USED

The main valuation standards, and accounting principle and policies used in preparing the consolidated financial statements for 2005 and 2004 were as follows:

5.1.       Property, plant and equipments —

Property, plant and equipments are recorded at cost of acquisition less accumulated depreciation. The cost of acquisition is revalued, in the case of certain consolidated companies, pursuant to applicable legislation in the various countries or certain voluntary revaluations (see Note 2.3).

Upkeep and maintenance expenses are expensed currently. However, the costs of improvements leading to increased capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

The consolidated companies depreciate their property, plant and equipment by the straight-line method at annual rates based on the years of estimated useful lives of the related assets. The rates used are as follows:

Depreciation Rate

Buildings for Own Use	2 – 4
Plant and machinery	10 – 25
Other furniture, fittings and equipment	6 – 25
Other assets	10 – 33

Land is deemed to have an indefinite life and so is not depreciated.

Assets acquired under leasing arrangements are depreciated over their estimated useful lives.

5.2.       Investments properties —

This item comprises investments in land and buildings which are held to generate rental income properties. It also includes those buildings from which it is expected to obtain capital gains on their disposal, although their sale is not envisaged in the short term. They are valued at the lower of cost of acquisition less accumulated depreciation and fair value. The cost of acquisition is revalued, in the case of certain consolidated companies, pursuant to applicable legislation in the various countries.

Depreciation is recorded under the same criteria as for elements of the same class of property, plant and equipment asset (see Note 5.1).

In accordance with IAS 40, the Group calculates the fair value of investments on a regular basis. This value is calculated with reference to the prices of comparable transactions, internal reports, independent appraisals, etc, so that at the year-end the fair value indicated in Note 8 reflects the estimates of the Directors of the Group as to the fair values of investments properties at that date.

5.3.       Goodwill —

Until January 1, 2004, the date of transition to IFRS, positive or negative differences between the acquisition cost of a holding in a consolidated company and its underlying book value on the date of purchase which could not be allocated to specific assets were recorded under the “Goodwill” or “Negative Goodwill” captions, respectively, in the consolidated balance sheet. Values for goodwill have been maintained at the date of transition. Where differences were negative and did not correspond to a decrease in value of certain identified assets, these have been adjusted on transition to IFRS (see Note 3). For acquisitions made after the transition to IFRS of the Altadis Group, any excess of the cost of acquisition of holdings in the capital of consolidated companies in respect of their corresponding underlying book values is allocated as follows:

1.          If the excess is assignable to specific assets of the companies acquired, by increasing the value of the assets whose fair values are higher than the net book values at which they are recorded in the balance sheets of the companies acquired.

2.          If the excess is assignable to specific intangible assets, by explicitly recognising this in the consolidated balance sheet provided the fair value at the date of acquisition can be reliably calculated.

3.          Other differences are recorded as goodwill, which is assigned to one or more specific cash-generating units from which income is expected to be obtained in the future.

Goodwill is only recorded when acquired to third parties. The goodwill generated on the acquisition of associated companies is recorded as an increase in the value of the shareholding from adoption of IFRS.

Goodwill is not amortised. At the end of each year, or when signs of a loss of value are evident, the Group estimates, via an impairment test, possible permanent losses of value which reduce the recoverable value of goodwill to an amount lower than the net cost recorded. If this is the case, the corresponding loss is recorded. Write-offs made in this way may not be subsequently reversed.

To carry out the impairment test all goodwill is assigned to one or more cash-generating units.

5.4.       Intangible assets —

Intangible assets are specifically identifiable non-cash assets acquired from third parties. Only those assets whose cost can be estimated objectively and from which future income is expected to be obtained are booked.

Assets for which there is no limit to the period over which they will generate income are deemed to have an “indefinite life”. Other intangible assets are considered to have a “finite life”. Intangible assets with an indefinite life are not amortised, and so are subject to impairment testing at least once a year using the same methods as for goodwill (see Note 5.3).

Intangible assets with finite useful lives are amortised by the straight-line method at annual rates based on the years of estimated useful life of the related assets.

Trademarks

The balance of the Trademarks account includes the acquisition cost of the rights on certain brands of cigars, little cigars and cigarettes and/or the value assigned them in the consolidation process (see Note 10). “Trademarks” are considered to have indefinite lives.

Concessions, rights and licences

This account mainly includes amounts paid to acquire certain concessions and licences for the distribution, sale and/or manufacture of tobacco products in United States, Morocco and Cuba. It also includes the value of concessions granted to Aldeasa to operate retail stores in various airports (see Note 10).

This account also includes rights which the Group holds over Nicot Participations in respect of certain tax incentives on which the return is guaranteed.

The items included in this account are amortised by the straight-line method over the period in which these are in force, which varies between 5 and 20 years.

Computer software

Computer software is recorded at cost of acquisition and cost of implementation by third parties and is amortized on a straight-line basis over five years. The related maintenance costs are expensed currently.

5.5.       Loss of value of property, plant and equipment, and intangible assets —

Each year, the Group assesses possible permanent losses of value which require it to reduce the carrying amount of its property, plant and equipment, and intangible assets when their recoverable value is lower than the book value.

The recoverable amount is the higher of net selling price and value in use. The value in use is calculated on the basis of estimated future cash flows discounted at a rate which reflects the time value of money as represented by the current market risk-free rate of interest and the specific uncertainty associated with the asset.

When it is estimated that the recoverable amount is lower than the carrying amount, the latter is reduced to the recoverable amount and the corresponding write-off is recognised through the income statement.

If an impairment loss is subsequently reversed, the carrying amount of the asset is increased up to the original carrying amount prior to the recognition of the loss in value.

5.6.       Leasing —

Leasing arrangements are classified as financial leasing when their terms and conditions substantially transfer the associated risks and benefits to the Group, which usually has an option of acquiring the asset at the end of the lease under the conditions agreed when the operation was executed. Other leasing arrangements are classified as operating leases.

5.6.1.   Financial leases

The Group recognises financial leases as assets and liabilities in the balance sheet, at the beginning of the lease, at the fair value of the leased asset or at the present value of the minimum lease payments, if this is lower. The interest rate of the lease contract is used to calculate the present value of the lease payments.

The cost of assets acquired through financial leasing is presented in the consolidated balance sheet in accordance with the nature of the asset associated with the lease (see Note 5.1).

Financial expenses are distributed over the lease period in accordance with financial criteria.

5.6.2.   Operating leases

Under operating leases, ownership of the leased asset and substantially all risks and benefits associated with the asset, remain with the lessor.

When the Group acts as lessor, it recognises revenue from operating leases by the straight-line method, in accordance with the terms and conditions of the lease contracts. These assets are depreciated in accordance with the policies adopted for similar property, plant and equipment for own use.

When the Group acts as lessee, leasing expenses are taken to the income statement on a straight-line basis.

5.7.       Financial instruments —

5.7.1.   Financial Assets

Financial Investments

Investments available-for-sale

This items includes securities purchased and available for sale which are not going to be sold immediately.

They are carried at fair value, and any fluctuations are recognised directly in equity until the asset is sold or a permanent loss in value occurs.

The fair value of a financial instrument on a given date is understood to be its market price. If the market price cannot be objectively and reliably estimated, the price of recent transactions or the present discounted value of future cash flows is used.

Other current and non-current financial assets

This item includes investments with fixed or determinable payments, stated maturity and which Group companies intend to hold until maturity. Specifically, the following investments have been classified in these items:

•     Long and short term loans

•     Guarantees

•     Deposits and other financial assets

Loans granted are carried at the amount provided pending collection. The Group has made the corresponding provisions for default risks. Guarantees and deposits are carried at the amounts paid.

Treasury stock

The Group has decided to adopt IAS 32 and 39 from January 1, 2005. Consequently, at December 31, 2004 treasury shares are presented, according to the principles of the Spanish National Chart of Accounts, on the asset side of the balance sheet at the carrying amount value calculated on the basis of the consolidated balance sheet of the Altadis Group at December 31, 2004. For purposes of these financial statements, the Group has included in treasury stock the equity swap contracts entered into to cover the free share plans (see note 17).

Financial assets at fair value.

This item includes deposits maturing at more than 3 months and other financial assets in which the Group places its temporary cash surpluses.

They are carried at fair value and any fluctuations which occur are recorded directly in the income statement for the year.

Trade and other receivables

Trade debtors and other accounts receivable are carried at their nominal value, equivalent to their fair value, and are recorded net of any provisions for possible insolvency risks.

Cash and equivalents

This item includes both cash and sight deposits. Other equivalent liquid assets are short term investments maturing in less than three months and which are not subject to a significant risk of change in value.

5.7.2.   Financial Liabilities

Bank loans

Bank loans are carried at the amount received, net of direct issuing costs. Interest expenses are booked according to accrual criteria in the income statement using a financial method and are incorporated to the amount booked under liabilities if not paid during the period in which they accrue.

Trade payables

Trade creditors are recorded at repayment value.

5.7.3.   Derivatives and accounting of hedges

The Group is exposed to exchange rate and interest rate risks. It uses derivative instruments (mainly swaps, forwards and options) to hedge these risks (see Note 27).

Futures contracts and financial instruments are classified as hedges when:

•     The instrument is expected to be highly effective in offsetting the impact of changes in the fair value or cash flows of the hedged risk.

•     This effectiveness can be reliably measured.

•     The hedging relationship is formally documented from the beginning of the operation.

•     The hedged transaction is highly probable.

As a principle the Group does not use derivative instruments for speculative purposes.

Hedging instruments are carried at fair value at the trading date. Subsequent fluctuations in the fair value are recorded as follows:

•     For fair value hedges, changes in the value of both the hedge contracts and the assets and/or liabilities hedged are recognised directly in the income statement.

•     For cash flow hedges, changes in valuation arising in that portion of the hedge deemed effective are recorded with counterparty under the asset item “Valuation adjustments Hedging reserve”. Valuation differences are not taken to results until the losses or gains on the hedged transactions are recorded in results or until the date of maturity of the transactions.

Valuation differences corresponding to hedging instruments not deemed effective are taken directly to the income statement.

Fluctuations in the fair value of derivative instruments which do not meet the criteria for hedge accounting are recognised in the income statement as they occur.

5.8.       Non-current assets available-for-sale —

Non-current assets are classified at available-for-sale when their carrying amount is expected to be recovered through their disposal. This condition is deemed to have been met only when disposal is highly probable, and the asset is available for immediate sale in its current state and this will foreseeably be concluded in a period of one year from the date of classification.

Non-current assets classified as available-for-sale are carried at the lower of book value and fair value less cost of sale. The amortisation of non-current assets available-for-sale is discontinued when they are classified as such.

5.9.       Inventories —

Inventories of raw materials and merchandise are valued at the lower of cost or net realisable value. Cost is determined using the weighted average cost method.

Semi-finished and finished goods are valued at the lower of production cost or net realisable value. Production cost consists of the cost of raw materials and other consumables plus the remaining manufacturing costs directly assignable to the product and any indirect costs assignable to it. Net realisable value is an estimate of the sale price less all estimated sale and distribution costs.

The Altadis Group assesses the net realisable value of inventories and makes the appropriate provisions when the cost exceeds the net realisable value.

5.10.    Current/Non-current —

In the consolidated balance sheet, receivables and payables maturing in 12 months or less from year-end are classified as current assets and current liabilities, respectively, and those maturing at over 12 months as non-current.

5.11.    Severance costs —

Under current labor legislation and as stipulated in certain labor contracts, Group companies are required to make severance payments to employees terminated under certain conditions.

When a restructuring plan is approved by the directors, made public and notified to the employees, the Group records the appropriate provisions to meet future payments arising from implementation of the plan, based on the best estimates available of the projected costs per the related actuarial studies (see Note 29).

5.12.    Pension and other commitments to employees —

The main Group companies have undertaken to supplement the social security benefits received by certain groups of employees, mainly in the event of retirement, disability or death.

In general, the commitments relating to serving and retired employees in these groups are defined-contribution commitments and have been externalized through external pension plans and insurance policies. The contributions made by the Group are recorded under the “Personnel Expenses” caption in the consolidated statement of income for the year, and the amounts payable in this connection, depending on maturity, are recorded under the “Other non-current liabilities” and “Current Liabilities” captions in the accompanying consolidated balance sheet.

French Group companies assign a percentage of their income for each year to compensation for their employees, in accordance with current legislation. This amount is externalized by each company, in the name of the employee, in certain marketable securities which the employees generally cannot sell for a period of five years. The expense recorded in this connection in 2005 and 2004 amounted to €18,475 thousand and €22,378 thousand respectively and is recorded under the “Personnel Expenses” caption in the accompanying consolidated statement of income.

In this connection, the collective labor agreements or current agreements between certain consolidated companies (mainly Altadis, S.A., SEITA and RTM) and certain groups of their employees stipulate the companies’ obligation to make a onetime set payment on retirement or termination, provided certain conditions, relating generally to the date the employee was hired and his/her years of service, are met. These commitments are generally externalized.

Also, AltadisUSA, Inc. is obliged to make certain periodic pension payments to its employees from the date on which they retire. These commitments are valued using actuarial criteria and recorded at the current value of the accrued obligations, net, where appropriate, of the fair value of the affected assets. The value of the obligation (cost of the benefits) is calculated using the projected credit unit method, with actuarial valuations being made at the date of each balance sheet. The corresponding provisions are recorded under the “Provisions” caption of the accompanying consolidated balance sheet (see Note 29).

5.13.    Compensation systems linked to the share price —

As indicated in Note 35, the Parent Company and the subsidiaries SEITA and LOGISTA have instrumented various share option plans. All share option plans in existence at the date of transition were granted prior to November 7, 2002, so, as indicated in Note 2.3, the Group has decided not to apply IFRS 2 to the share option plans granted prior to this date.

In 2005 the Board of Directors of Altadis and LOGISTA approved each one a free shares plan for its employees. As these plans are implemented through the physical and free delivery of the shares, the Group has calculated the fair value of each share at the date the rights are granted, bearing in mind the specific characteristics of each plan. In addition, an estimate has been made of the total number of shares delivered at the end of the accrual period.

The fair value of these plans were booked in 2005, according to the accrual method, and a personnel expense of €2,212 thousand was recorded in this respect. In addition, each plans have been financially supported by an equity swap (see Note 17) which have been recorded as indicated in Note 5.7.1.

5.14.    Provisions —

The Group records provisions for the estimated amounts required to meet liabilities arising from litigation in progress or from indemnity payments or obligations, and collateral and guarantees provided by Group companies which imply a (legal or implicit) payment obligation for the Group.

5.15.    Factoring and securitisation contracts —

The Group signs certain factoring and securitisation contracts with banks for accounts payable. The Group derecognises its accounts receivable only if considers that there is substantial transfer of the risks and benefits associated with these.

5.16.    Foreign currency —

The consolidated financial statements of the Altadis Group are presented in euros. Consequently, all balances and transactions denominated in other currencies are deemed to be denominated in “foreign currency”.

Transactions in foreign currencies are recorded at their equivalent value in euros, calculated at the exchange rates ruling at the transaction date. Exchange gains or losses arising on the settlement of foreign currency transaction balances are recognized in the consolidated income statement when they arise. At the year end, balances denominated in foreign currency are adjusted to the year-end exchange rate. Profit and loss arising from this adjustment is recorded in the income statement for the year.

5.17.    Recognition of revenue and expenses —

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises. Specifically, revenue is calculated at the fair value of the payment to be received and represents the amounts receivable for the goods delivered and the services provided as part of the company’s usual activities, less discounts, VAT, Excise Duty on Tobacco Products and other sales taxes.

Pursuant to the regulations in the main countries in which it operates, the Group pays excise taxes on the tobacco products it sells, which are passed on to customers. The Group does not record as revenues or expenses the amounts relating to excise taxes, which amounted to, approximately €25,496,151 in 2005 and €16,245,356 thousand in 2004.

In compliance of the provisions of IAS 18, in those purchase and sale operations in which the Group, regardless of the legal form in which these are executed, receives commission, only the revenue for commission is recognised. Sales and marketing commission is included in Revenues. The Group recognizes income or loss from transactions involving products sold on consignment (mainly official forms and some tobacco products) at the date of the sale.

Interest revenue and expenses are accrued on a time basis according to the principal pending payment and the effective interest rate charged.

Dividend revenue from investments is recognised when the rights of the shareholders to receive the dividend payment have been established.

5.18.    Corporate income tax —

The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, net of tax relief and tax credits. Rates used to calculate income tax are those prevailing at the closing date of the balance sheet.

The Parent Company files consolidated tax returns with all the companies in which it had a direct or indirect holding of at least 75% as of January 1, 2005, and which are domiciled in Spain for tax purposes.

Deferred tax assets and liabilities are reported using the balance sheet method, in relation with the temporary differences arising between the carrying amount of the asset or liability in the financial statements and the tax base used to calculate the taxable income for the year, except if the difference relates to goodwill which is not tax deductible.

Deferred tax assets and liabilities are calculated at the tax rates prevailing at the date of the balance sheet and that are expected to apply to the period when the asset is realised or the liability is settled. Deferred tax assets and liabilities are charged or credited to the income statement, except for items which are taken directly to equity accounts, in which case the deferred tax assets and liabilities are also charged or credited to said equity accounts.

Deferred tax assets and tax credits arising from tax loss carryforwards are recognised when it is likely that the Company will be able to recover these in the future, regardless of the timing of recovery. Deferred tax assets and liabilities are recorded as its nominal value and are classified as non-current assets (liabilities) in the balance sheet.

The Group follows a policy of recording deferred tax arising from the deductibility for tax purposes of the amortization of certain goodwill generated on the acquisition of companies. Deferred tax assets and liabilities are revised at each closing to verify they remain in force; with the appropriate corrections being made to these according to the results of the revision. The “Corporate income tax” caption represents the sum of the income tax expense for the year and the result of recording deferred tax assets and liabilities (see Note 30).

5.19.    Consolidated cash flow statements —

The consolidated cash flow statements were prepared using the indirect method and the terms used are defined as follows:

•     Cash flows: inflows and outflows of cash and equivalents; such are defined as highly liquid short-term investments with low risk of experiencing significant fluctuations in their value.

•     Operating activities: regular activities engaged in by companies that belong to the consolidated group, in addition to other activities that do not fall under the categories of investing or financing activities.

•     Investing activities: activities relating to the acquisition, disposal or holding by other means of long-term assets and other investments not included under cash and cash equivalents

•     Financing activities: activities that lead to changes in equity and financing liabilities.

6.          EARNINGS PER SHARE

The basic earning per share is calculated by dividing the net income of the Group (after taxes and minority interest) by the daily average of outstanding shares during the year, excluding the average number of treasury stock held. The earning per share is calculated as follows:

	2005	2004	Variation

Net income for the year (thousands of euros)	576,615	539,337	37,278
Daily average of outstanding shares (thousands of shares)	279,002	288,431	(9,429)
Average number of treasury stock held (thousands of shares)	(6,660)	(4,531)	(2,129)
	272,342	283,900	(11,558)
EARNING PER SHARE (EUROS)	2.12	1.90

As of December 31, 2004 and 2005, there were no dilutive effects on earnings per share.

7.                                      PROPERTY, PLANT AND EQUIPMENT

The variations recorded in 2005 and 2004 in this caption in the consolidated balance sheets were as follows:

2005	Balance at 01/01/05	Additions or Provisions	Changes in Consolidation Perimeter	Translation Retirements or Reductions	Differences, Transfers and Other	Balance at 12/31/05
	Thousands of Euros

Cost:
Land and buildings	730,667	20,489	39,432	(18,816)	30,335	802,107
Plant and machinery	1,252,121	20,124	20,489	(53,282)	69,118	1,308,570
Other fixture, tools and furniture	159,470	4,190	18,830	(8,455)	(3,928)	170,107
Other assets	138,991	5,813	168,150	(7,362)	75,881	381,473
Construction in progress	74,307	97,136	6,651	(9,824)	(102,628)	65,642
	2,355,556	147,752	253,552	(97,739)	68,778	2,727,899
Accumulated depreciation:
Buildings	(305,274)	(26,475)	(2,154)	4,545	(16,716)	(346,074)
Fixtures and equipment	(956,104)	(76,733)	(14,356)	50,165	(1,905)	(998,933)
Other fixtures, tools and furniture	(113,432)	(13,433)	(13,982)	7,992	18,686	(114,169)
Other assets	(79,041)	(22,663)	(139,872)	6,903	(45,357)	(280,030)
	(1,453,851)	(139,304)	(170,364)	69,605	(45,292)	(1,739,206)
Impairment losses	(17,197)	(1,888)	—	1,713	(307)	(17,679)
TOTAL	884,508	6,560	83,188	(26,421)	23,179	971,014

2004	Balance at 01/01/04	Additions or Provisions	Changes in Consolidation Perimeter	Translation Retirements or Reductions	Differences, Transfers and Other	Balance at 12/31/04
	Thousands of Euros

Cost:
Land and buildings	664,693	3,562	49,636	(12,825)	25,601	730,667
Plant and machinery	1,206,954	18,110	(25,253)	(31,799)	84,109	1,252,121
Other fixtures, tools and furniture	155,171	3,917	(879)	(5,971)	7,232	159,470
Other assets	99,400	2,638	28,447	(3,853)	12,359	138,991
Construction-in-progress	59,523	110,125	1,435	(166)	(96,610)	74,307
	2,185,741	138,352	53,386	(54,614)	32,691	2,355,556
Accumulated depreciation:
Buildings	(279,678)	(25,803)	(4,021)	6,731	(2,503)	(305,274)
Fixtures and equipment	(896,738)	(78,425)	23,961	29,527	(34,429)	(956,104)
Other fixtures, tools and Furniture	(103,018)	(15,134)	734	5,627	(1,641)	(113,432)
Other assets	(71,116)	(9,278)	(2,377)	3,308	422	(79,041)
	(1,350,550)	(128,640)	18,297	45,193	(38,151)	(1,453,851)
Impairment loss	(7,722)	(11,348)	—	1,820	53	(17,197)
TOTAL	827,469	(1,636)	71,683	(7,601)	(5,407)	884,508

Changes in consolidation perimeter

The changes in the perimeter of consolidation correspond basically to the inclusion of the property, plant and equipment relating to the companies Balkan Star and Logista Italia acquired in 2004 and in part, the property, plant and equipment of the Retail Airport Finance Subgroup, acquired in 2005, which mainly consist of the assets of Aldeasa, S.A.

Additions

The most significant additions in 2005 related to plant improvements and increases in capacity, which form part of the Group’s ordinary business activities.

Retirements

The disposals of property, plant and equipment in 2005 relate mainly to the sale of land and other properties of the Group.

Leased assets

The primary asset purchased under a leasing agreement corresponds to the building that houses the Group’s registered office in Madrid, which is included in the “Land and buildings” account in the amount of €42,281 thousand.

Other information

As of December 31, 2005, the Group’s directors estimate the recoverable value of the assets to be greater than their net carrying value.

As of December 31, 2005, fully depreciated property, plant and equipment items in use amounted to €879,879 thousand (€770,885 thousand as of December 31, 2004).

The Group has taken out insurance policies to cover any potential risks to which the fixed assets cap are exposed, as well as any potential claims that could be filed in response to their use, whereas said policies sufficiently cover the risks to which they are exposed.

8.                                      INVESTMENT PROPERTY

The variations recorded in 2005 and 2004 in this caption in the consolidated balance sheets were as follows:

	Accumulated
	Cost	Depreciation	Loss	Net
	Thousands of Euros

Balance as of 01/01/04	72,057	(39,937)	(3,180)	28,940
Additions	—	(849)	—	(849)
Asset transfers	192	(1)	—	191
Balance as of 12/31/04	72,249	(40,787)	(3,180)	28,282
Changes in the consolidation scope	12,555	(4,596)	—	7,959
Additions	134	(957)	—	(823)
Reductions or retirements	(7,770)	3,986	—	(3,784)
Asset transfers	(27,007)	19,537	—	(7,470)
Balance as of 12/31/05	50,161	(22,817)	(3,180)	24,164

The Group’s investment property corresponds primarily to assets from former cigar ad cigarette factories currently closed for business and on the market, although such sales are not expected to transpire in the short term. The fair value of the Group’s investment property as of December 31, 2005 is not significantly different from the carrying value.

9.             GOODWILL

The variations recorded in 2004 and 2005 in this caption in the accompanying consolidated balance sheets were as follows:

	2005	2004
	Thousands of Euros

Balance at the beginning of the year	2,401,354	1,667,488
Additions	378,074	829,846
Reductions	—	(36,028)
Transfers / allocations	(15,716)	4,044
Translation differences arising in the year	103,901	(44,234)
Impairment losses	(3,802)	(19,762)
BALANCE AT THE END OF THE YEAR	2,863,811	2,401,354

The most significant variations in 2005 and 2004 were as follows:

2005

Additions —

a) RTM: €246,093 thousand: in June 2003 the Parent Company submitted the successful bid in the privatisation tender for 80% of RTM. The Moroccan State will keep its remaining 20% holding for a period of two years, after which it will have a further two-year period in which to launch a public share offering. In the event that the aforementioned public offering was not fully subscribed, Altadis, S.A. was guaranteed a purchase option and the Moroccan State was guaranteed a sale option. The Group considers that such options will likely be exercised and thus it has decided to record the 20% purchase at the same price per share paid in 2003. As such, no minority interest exists as of December 31, 2005 relating to this company (Note 22).

b) Aldeasa: €84,980 thousand; this relates to the goodwill that arose on the transaction described under Note 2.7.5.a, as a result of the contribution made by Altadis, S.A., and the subsequent takeover bid.

c) Logista Italia: the Group reached an agreement with Axiter Investments, shareholder of the remaining 4% of Logista Italia capital stock, that ensured Altadis, S.A. a purchase option and Axiter Investments a sale option. In accordance with IFRS, the Group recorded the liability arising from the exercise of the sale-purchase option. The goodwill that arose amounts to €34,220 thousand.

The detail of “Goodwill” in the consolidated balance sheets as of December 31, 2004 and 2005 on the basis of the companies from where it arose are as follows:

2004

Additions —

a) RTM: €17,026 thousand: the addition to goodwill relating to this company arose from the adjustment of certain provisions that had originally been calculated in 2003 on the basis of preliminary information.

b) Balkan Star: €155,570 thousand: this relates to the goodwill that arose on the acquisition of a 99.69% holding in this company, which was allocated in 2005.

c) Logista Italia: €628,675 thousand: this balance includes €530,413 thousand relating to the goodwill that arose on the acquisition (96%) of the company and €98,262 thousand relating to intangible assets already recorded by Logista Italia in the consolidated financial statements at the time of purchase.

Retirements —

The main reduction relates to the decrease (€31,377 thousands) of the goodwill of Corporación Habanos recorded as a result of an adjustment to the acquisition price, as agreed when the related acquisition was made.

	2005		2004
	Cost	Impairment Losses	Cost	Impairment Losses
	Thousands of Euros

Consolidated company —
SEITA	152,620	—	152,620	—
LOGISTA	21,805	—	21,805	—
RTM	1,195,961	—	926,786	—
TCI	10,402	—	10,000	—
ITI Cigars Subgroup —
Empor	718	—	—	—
Emporlojas	145	—	—	—
ITB Corporation	5,841	—	—	—
TCI Subgroup —
MC Management	2,343	—	2,343	—
Tabacalera de García	35,018	—	30,329	—
La Flor de Copán	3,977	—	—	—
Urex Inversiones Subgroup —
Servicio de Venta Automática	2,484	—	2,485	—
Tabacmesa	1,226	—	1,273	—
LOGISTA Subgroup —
Logista Italia	662,052	—	626,370	—
Terzia	2,305	—	2,305
Dronas 2002	38,489	—	38,488	—
Comercial de Prensa SIGLO XXI	1,619	—	1,619	—
Logista France	880	—	1,853	—
Additional Goodwill acquired by Logista	3,896	—	2,257	—
SEITA Subgroup —
AltadisUSA	369,254	—	324,308	—
Balkan Star	150,860	—	150,921	—
Supergroup Distribution	19,704	(11,700)	19,704	(11,700)
AltadisPolska	25,771	(9,456)	23,380	(8,062)
AltadisLuxembourg	12,638	—	12,638	—
AltadisFinland	3,239	—	3,239	—
LPM Promodem	4,793	—	4,793	—
Societé Allumettière Française (SAF)	761	—	761	—
Philippine Bobbin Corporation Cigars	662	—	544	—
Metavideotex Distribution	453	—	453	—
RP Diffusion	8,095	(3,802)	8,097
Additional Goodwill acquired by SEITA	77	—	93	—
	2,738,088	(24,958)	2,369,464	(19,762)
Joint ventures —
Retail Airport Finance (RAF) Subgroup —
Aldeasa	84,980	—	—	—
ITI Cigars Subgroup —
Corporación Habanos Subgroup	64,674	—	50,762	—
Internacional Cubana de Tabaco	1,027	—	890	—
	150,681	—	51,652	—
TOTAL GOODWILL	2,888,769	(24,958)	2,421,116	(19,762)

The Group’s directors have implemented a procedure to be followed annually to identify potential capital losses on the cost recorded with respect to the recoverable value of such losses. The procedure for performing the impairment test is as follows:

•                  The recoverable amounts are calculated for each cash-generating unit, taking into account the value in use.

•                  The directors of each business unit prepares an annual business plan by market and business activity for each cash-generating unit for the following three years. The plan mainly includes:

•                  Profit and loss forecasts.

•                  Investment and working capital forecasts.

•                  The forecasts are prepared on the basis of past experience and best estimates, which are consistent with external information.

•                  The business plans prepared are reviewed and subsequently approved by the Executive Committee and the Board of Directors.

•                  Other variables that influence the figures include:

•                  Discount rate to be applied, defined as the weighted average cost of capital, with the cost associated with liabilities and the specific risks related to assets being the primary variables that influence its calculation. The discount rate used fluctuated between 6.04% and 13.89% in 2005.

•                  The cash flow growth rate used to extrapolate projected cash flows for periods of time that extend beyond the period covered by budgets and forecasts. This growth rate is between 0% and 1% for mature markets and between 1% and 3% for emerging markets.

As of December 31, 2005, the carrying values for goodwill and intangible assets with indefinite life by cash-generating units were as follows:

	Goodwill	Other Intangible Assets with Indefinite Life (Note 11)	Total
	Thousands of Euros

SEITA (Cigarettes, Cigars y Logistic)	152,620	—	152,620
LOGISTA Subgroup —	731,046	—	731,046
RTM (Cigarettes y Logistic)	1,195,961	244,200	1,440,161
Cigars USA	410,592	141,492	552,084
Balkan Star (Cigarettes)	150,860	—	150,860
Cigars Habanos	72,405	138,355	210,760
Aldeasa	84,980	—	84,980
Other	65,347	4,104	69,451
BALANCE AT THE END OF THE YEAR	2,863,811	528,151	3,391,962

In 2004, the Group’s directors performed an impairment test against recorded goodwill and identified losses in the amount of €19,762 thousand in goodwill from AltadisPolska and Supergroup Distribution.

In addition, losses in the amount of €3,802 thousand in goodwill from RP Diffusion were identified in 2005.

The variations that have affected the impairment of goodwill in 2004 and 2005 are as follows:

	2005	2004
	Thousands of Euros

Balance at the beginning of the year	(19,762)	—
Provisions with a charge to income	(3,802)	(19,762)
Transation differences and others	(1,394)	—
BALANCE AT THE END OF THE YEAR	(24,958)	(19,762)

The directors of the Parent Company consider that, in accordance with the estimates and forecasts available, the Group’s forecasted income from these companies offsets the recovery of the net value of goodwill recorded.

10.                               OTHER INTANGIBLE ASSETS

The variations in “Intangible assets” in 2005 and 2004 are as follows:

2005	Balance at 01/01/05	Additions or Provisions	Changes in Consolidation Perimeter	Retirements or Reductions	Transfers	Translation Differences	Balance at 12/31/05
	Thousands of Euros

Cost:
With indefinite life —
Trademarks	480,726	797	—	(2,171)	6,316	42,483	528,151
With finite life —
Concessions, rights and licenses	260,039	915	133,769	(1,492)	(10,860)	21,571	403,942
Computer software and other equipment	90,003	18,499	4,249	(2,341)	13,957	88	124,455
	830,768	20,211	138,018	(6,004)	9,413	64,142	1,056,548

Accumulated amortization:
Concessions, rights and licenses	(62,724)	(36,594)	(14,003)	1,294	(2,533)	(5,860)	(120,420)
Computer software and other equipment	(38,371)	(18,071)	(3,112)	2,442	(8,379)	(25)	(65,516)
	(101,095)	(54,665)	(17,115)	3,736	(10,912)	(5,885)	(185,936)
Impairment losses	(12,112)	—	—	—	803	—	(11,309)
TOTAL	717,561	(34,454)	120,903	(2,268)	(696)	58,257	859,303

2004	Balance at 01/01/04	Additions or Provisions	Changes in Consolidation Perimeter	Retirements or Reductions	Transfers	Translation Differences	Balance at 12/31/04
	Thousands of Euros

Cost:
With indefinite life —
Trademarks	513,015	1,125	6,892	(3,868)	321	(36,759)	480,726
With finite life —
Concessions, rights and licenses	360,169	—	4,758	(94,091)	—	(10,797)	260,039
Computer software and Other equipment	69,758	9,578	3,395	(3,175)	10,347	100	90,003
	942,942	10,703	15,045	(101,134)	10,668	(47,456)	830,768

Accumulated amortisation:
Concessions, rights and licenses	(56,407)	(27,499)	—	18,886	—	2,296	(62,724)
Computer software and Other equipment	(34,974)	(11,895)	(2,349)	3,101	7,182	564	(38,371)
	(91,381)	(39,394)	(2,349)	21,987	7,182	2,860	(101,095)
Impairment losses	(66,337)	—	—	54,225		—	(12,112)
TOTAL	785,224	(28,691)	12,696	(24,922)	17,850	(44,596)	717,561

The trademarks are associated with cash-generating units to which the same criteria described under Note 9 to determine potential losses are applied. The “Concessions, rights and licenses” account primarily includes the following concepts:

•                  Concession for the monopoly to import and distribute wholesaler tobacco in Morocco. The amortization period coincides with the duration of the concession contract and is for 4.5 years from the time of its acquisition (July 2003).

•                  Other concessions and rights (Corporación Habanos and Altadis USA) the amortization period for which stands at 20 years.

•                  Aldeasa’s concessions to operate stores in airports, both domestic and international. The amortization period ranges from 2 to 9 years.

All recorded intangible assets have been acquired by the Group from third parties.

Fully amortised intangible assets in use at 31 December 2005 and 2004, amounted to approximately EUR 29,508 thousand and EUR 23,876 thousand, respectively.

As of December 31, 2005, indications of loss in value were not found in the case of any of the Group’s intangible assets. The Board of directors estimate the recoverable value of the assets to be greater than their carrying value, and thus no provisions have been recorded for impairment losses.

11.                               INVESTMENTS IN ASSOCIATES

The variations in 2005 and 2004 in the ownership interests in associated companies were as follows:

2005	Balance at 01/01/05	Additions	Reductions	Share in Income for the Year	Distribution of Dividends	Translation Differences and Other	Balance at 12/31/05
	Thousands of Euros

Direct ownership interests:
Aldeasa	116,756	—	(115,706)	(933)	(117)	—	—
CITA Tabacos de Canarias	28,667	—	(24,000)	(4,667)	—	—
Tabaqueros Asociados	878	—	—	466	(377)	—	967
Tabacos Elaborados	1,261	—	—	684	(553)	—	1,392
Tabacos Canary Island (TACISA)	7,949	—	(8,000)	51	—	—	—
MTS	2,671	—	—	(725)	—	—	1,946
Urex Inversiones Subgroup:
Compañía Española de Tabaco en Rama	11,830	—	—	106	(274)	—	11,662
Unión Ibérica de Radio	4,558	—	—	535	—	—	5,093
Inversiones Tabaqueras Internacionales Cigars (ITI Cigars) Subgroup:	108	223	(76)	7	—	4	266
RAF Subgroup	—	1,460	(412)	—	—	—	1,048
LOGISTA Subgroup:
Iberia L.A.E.	195,273	34	(195,307)	—	—	—	—
Other	934	—	(642)	302	(112)	—	482
SEITA Subgroup:
Intertab	1,077	—	—	253	—	(10)	1,320
LTR Industries	6,971	—	(7)	4,047	(2,971)	—	8,040
MITSA	433	—	—	327	—	—	760
TOTAL	379,366	1,717	(344,150)	453	(4,404)	(6)	32,976

2004	Balance at 01/01/04	Share in Income for the Year	Distribution of Dividends	Translation Differences and Other	Balance at 12/31/04
	Thousands of Euros

Direct ownership interests:
Aldeasa	112,935	10,691	(6,873)	3	116,756
CITA Tabacos de Canarias	24,474	4,193	—	—	28,667
Tabaqueros Asociados	772	417	(311)	—	878
Tabacos Elaborados	1,106	611	(456)	—	1,261
Tabacos Canary Island (TACISA)	11,364	(3,415)	—	—	7,949
MTS	1,888	783	—	—	2,671
Urex Inversiones Subgroup:
Compañía Española de Tabaco en Rama	10,778	1,052	—	—	11,830
Unión Ibérica de Radio	4,104	451	—	3	4,558
Inversiones Tabaqueras Internacionales Cigars (ITI Cigars) Subgroup:	250	—	—	(142)	108
LOGISTA Subgroup:
Iberia L.A.E.	182,416	14,740	(1,835)	(48)	195,273
Other	887	225	(175)	(3)	934
SEITA Subgroup:
Intertab	947	180	—	(50)	1,077
LTR Industries	6,068	4,016	(3,150)	37	6,971
MITSA	25	408	—	—	433
TOTAL	358,014	34,352	(12,800)	(200)	379,366

As of December 31, 2004, ownership interests in Iberia L.A.E. were accounted for by the equity method, the Group having decided to apply IAS 39 from January 1, 2005.

The most significant financial information related to ownership interests in the main associated companies is as follows:

	Assets		Equity		Revenues
	12/31/05	12/31/04	12/31/05	12/31/04	12/31/05	12/31/04
	Thousands of Euros

Direct ownership interests:
Aldeasa, S.A.	—	288,093	—	194,538	—	629,557
CITA Tabacos de Canarias, S.L.	—	160,776	—	57,334	—	169,096
Tabacos Canary Island (TACISA)	—	33,813	—	15,898	—	51,182
Urex Inversiones Subgroup:
Compañía Española de Tabaco en Rama, S.A.	77,699	76,980	57,772	55,532	34,357	43,103
Unión Ibérica de Radio, S.A.	16,520	16,077	11,209	8,583	4,203	3,929
LOGISTA Subgroup:
Iberia L.A.E.	—	4,853,599	—	1,645,766	—	4,601,665
SEITA Subgroup:
Intertab	3,399	4,422	2,641	2,153	10,639	9,798
LTR Industries	113,863	106,133	17,207	17,986	100,446	106,232
MITSA	7,634	6,054	3,165	1,803	7,289	7,704

Annex I includes a list of main ownership interests in associated companies, which details the name, corporate headquarters, and primary business activity, the percentage of ownership held by the Group, as well as additional financial information.

12.                               FINANCIAL INVESTMENTS

12.1.                     Available for sale

The variations recorded in 2005 in this caption were as follows:

	Balance at 01/01/05	Additions	Retirements or Reductions	Other	Balance at 12/31/05
	Thousands of Euros

Cost:
Iberia L.A.E	—	155,978	(15,904)	—	140,07
Other	8,495	5,693	(10,350)	2,042	5,880
TOTAL	8,495	161,671	(28,821)	4,609	145,954

As indicated under Note 2.3 and with a view towards the first-time adoption of IAS 32 and 39, on January 1, 2005, Altadis recorded the ownership interests it holds, by way of Subgroup Logista, in Iberia L.A.E. as a financial investment available for sale, basing its value from that time forward on its share price (€2.55 per share as of January 1, 2005).

In august 2005, Iberia L.A.E. paid extraordinary dividends to its shareholders of €0.30 per share, which corresponds to the partial distribution of capital gains earned on the sale of Amadeus in july 2005. Said extraordinary dividend payout amounted €18,471 thousand.

Payment of this dividend led to a decline in the share price of Iberia L.A.E. by a similar amount to that of the dividend. This payment of dividends resulted in the distribution of earnings which were already included in the value of the Iberia share-holding when the Group acquired it. Accordingly, the Group considers this decline in the share price to be a permanent reduction in the value of its investment and has recorded its impact (€18,471 thousand) as a reduction in the value of the initial investment.

As of December 31, 2005, Iberia L.A.E. quoted at €2.29 per share.

This caption also includes other minority investments in non consolidated companies that are individually insignificant.

12.2.                     Other non-current financial assets

The variations recorded in 2005 and 2004 in this caption were as follows:

2005	Balance at 01/01/05	Additions	Changes in the Consolidation Perimeter	Retirements or Reductions	Other	Translation Differences	Balance at 12/31/05
	Thousands of Euros

Cost:
Long-term loans	61,117	5,153	—	(6,959)	(2,743)	2,288	58,856
Long-term deposits and guarantees	20,168	501	374	(3,506)	1,939	1,609	21,085
Other investments	2,932	3,222	—	(100)	(2,201)	372	4,225
	84,217	8,876	374	(10,565)	(3,005)	4,269	84,166
Provisions	(19,258)	(4,760)	—	5,098	263	(224)	(18,881)
TOTAL	64,959	4,116	374	(5,467)	(2,742)	4,045	65,285

2004	Balance at 01/01/04	Additions	Changes in the Consolidation Perimeter	Retirements or Reductions	Other	Translation Differences	Balance at 12/31/04
	Thousands of Euros

Cost:
Long-term loans	83,587	—	214	(22,463)	923	(1,144)	61,117
Long-term deposits and guarantees	20,751	5,551	(9)	(4,985)	(163)	(977)	20,168
Other investments	4,746	1,584	247	(218)	(3,278)	(149)	2,932
	109,084	7,135	452	(27,666)	(2,518)	(2,270)	84,217
Provisions	(20,399)	(15)	—	1,251	(198)	103	(19,258)
TOTAL	88,685	7,120	452	(26,415)	(2,716)	(2,167)	64,959

Long-term loans

The loans granted are mainly loans granted to personal, loans to third parties and loans to finance the tobacco industry. The caption in accordance with maturities and interest is as follows:

	Balance at	Date of Maturity						Average
	12/31/05	2006	2007	2008	2009	2010	Other	Interest Rate

Employee loans
Loans in foreign currency	17,600	2,334	2,127	1,916	1,676	1,489	8,058	3%
Loans to the tobacco industry —
Loans in foreign currency	10,430	—	1,443	3,060	3,062	2,865	—	Libor + 0,25%
Loans to third parties —
Loans in euros	14,828	5,900	—	7,522	—	—	1,406	4,9%
Loans in foreign currency	15,998	—	—	13,933	—	—	2,065	Libor + 0,25%
TOTAL	58,856	8,234	3,570	26,431	4,738	4,354	11,529

12.3.                     Financial assets at fair value

As of December 31, 2004 and 2005 this caption shows the following breakdown:

	2005	2004
	Thousands of Euros
Current deposits and other assets	53,063	70,627
Derivatives at fair value (Note 27)	44,011	—
	97,074	70,627

This caption mainly includes investments made by the Group in deposits that mature in less than three months.

12.4.                     Other current financial assets

As of December 31, 2004 and 2005 this caption shows the following breakdown:

	2005	2004
	Thousands of Euros

Loans granted to third parties	55,719	47,262
Insurance funds	45,045	53,629
Short-term deposits and guarantees	1,744	43,114
Loans granted to associated companies (Note 37)	206	25,558
Other	1,408	1,119
Provisions	(8,462)	(8,168)
	95,660	162,514

At December 31, 2005 the loans granted to third parties are primarily loans for financing the tobacco industry in an amount of €31,263 thousand (€27,078 thousand in 2004). The average interest rate on said loans totalled 4.22% and 2.77% in 2005 and 2004, respectively.

The “Insurance funds” account corresponds primarily to investments held with various insurance companies which is remunerated using a floating interest rate. In 2005, the average interest rate stood at 4.26% (4.22% in 2004).

As of December 31, 2004, the “Short-term deposits and guarantees” caption basically included a short-term escrow account in the amount of €40,000 thousand relating to the retention of the purchase price for the Group’s company Balkan Star (Note 2.7.5). A financial institution had been used to make the deposit. In 2005, the Group proceeded to pay the vendor in full.

13.                               INVENTORIES

The detail of the Group’s inventories as of December 31, 2005 and 2004 was as follows:

	2005	2004
	Thousands of Euros

Raw materials and other supplies	570,308	549,912
Semifinished goods and work-in-progress	76,121	80,757
Finished goods	338,285	294,509
Merchandise	1,033,606	880,011
Provisions	(51,970)	(45,771)
	1,966,350	1,759,418

14.                               TRADE AND OTHER RECEIVABLES

“Trade and other receivables” caption of the accompanying consolidated balance sheets as of December 31, 2005 and 2004 shows the following breakdown:

	2005	2004
	Thousands of Euros

Receivables for sales and services	2,031,900	2,305,494
Receivable from associates	6,383	17,071
Other receivables	495,968	229,319
Employee receivables	2,531	1,778
Advances to suppliers	34,403	37,048
Less – Allowances for bad debts	(54,695)	(54,595)
	2,516,490	2,536,115

Receivables for sales and services

This account includes mainly the balances receivable from sales outlets for the sale of tobacco and revenue and postage stamps relating, basically, to the last supply in the year for settlement at the beginning of the following year. It also includes excise taxes on the tobacco products and VAT on the sale of tobacco, which are not included in net sales (Note 5.17).

The average collection period ranges between 10 and 45 days, with no interest accrual as a general rule.

The Group follows the procedures for determining potentially bad debts on the basis of a specific analysis.

The Group’s Board of directors consider that the carrying value of trade receivables and other accounts receivable approximate their reasonable value.

Other receivables

This account includes, basically, the sum of excise taxes on the tobacco products charged at year-end and after being passed on to customers.

Advances to suppliers

The “Advances to supplies” account includes advances granted to proportionally consolidated companies which have not been eliminated on consolidation amounting to €15,600 thousand in 2005 and €18,080 in 2004.

15.                               CASH AND CASH EQUIVALENTS

The detail of this caption of the consolidated balance sheets as of December 31, 2004 and 2005 shows the following breakdown:

	2005	2004
	Thousands of Euros

Cash	413,244	294,672
Funds (monetary market)	585,010	579,348
Eurodeposits	10,122	43,000
SICAV (Morocco)	80,381	55,885
Other	3,708	4,999
	1,092,465	977,904

This caption mainly includes the Group’s cash, in addition to investment and bank deposits. The maturity does not exceed three months. The average interest rate earned by the Group for its cash balances and equivalent assets in 2005 stood at 2.05% (2.01% in 2004).

The carrying value for these assets approximates their fair value.

16.                               OTHER CURRENT ASSETS

The “Other current assets” caption of the accompanying consolidated balance sheets as of December 31, 2004 and 2005 corresponds to advanced payments.

17.                               CAPITAL STOCK AND TREASURY STOCK

Changes in the Parent Company’s share capital in 2004 and 2005 were as follows:

	Number of Shares	Par value / Share (Euros)

No of shares and par value at January 1, 2004	290,471,426	0.60
Capital reduction:	(7,250,000)	0.60
No of shares and par value at December 31, 2004	283,221,426	0.60
Capital reduction:	(14,000,000)	0.60
No OF SHARES AND PAR VALUE AT DECEMBER 31, 2005	269,221,426	0.60

Pursuant to the resolution adopted at the Shareholders’ Meeting on June 15, 2004, the Parent Company reduced capital through the retirement of 7,250,000 shares with a par value of €4,350 thousand and a reduction of € 171,330 thousand of share premium.

In addition, pursuant to the decision adopted at the General Meeting of Shareholders of 29 June 2005, the Parent Company reduced capital through the retirement of 14,000,000 shares with a par value of €8,400 thousand and a reduction of €447,957 thousand of reserves.

As of December 31, 2005, all of the shares are of the same class and are fully subscribed and paid.

As of 31 December 2005, none of the shareholders owned more than 10% of the share capital of Altadis, S.A.

The Parent Company’s shares, which are listed on the computerized trading system of the Spanish and Paris Stock Exchanges, all have equal voting and dividend rights.

Treasury stock

The variations in this heading on the consolidated balance sheet as of 31 December 2004 and 2005 were as follows:

	Number of Shares	Acquisition Cost	Provision	Total
	Thousand Euros

Balance January 1, 2004	3,059,013	66,106	(54,199)	11,907
Increases	9,320,483	255,432	—	255,432
Decreases	(706,022)	(14,691)	—	(14,691)
Capital reduction	(7,250,000)	(175,680)	—	(175,680)
Variation in provision for treasury stock	—	—	(60,779)	(60,779)
Balance at December 31, 2004	4,423,474	131,167	(114,978)	16,189
Increases	12,575,719	431,766	—	431,766
Decreases	(78,774)	(1,699)	—	(1,699)
Capital reduction	(14,000,000)	(456,357)	—	(456,357)
Share distribution plan (see Note 35-d)	—	19,905	—	19,905
Transfer from balance of provision for treasury stock	—	—	114,978	114,978
Balance at December 31, 2005	2,920,419	124,782	—	124,782

The average purchase price for Parent Company shares in 2005 was €34.33 per share (vs. €29.65 per share in 2004). As explained in Note 35 the Board of Director’s of Altadis approved a free shares plan. The Group has decided to fund the plan with an equity swap contract with a financial institutions. As a result of this contract, a non-current account payable to this entity amounting to EUR 19.9 million was recognised (see Note 24). For the purpose of presenting the IFRS financial statements, the related asset was treated as treasury stock and, therefore, is presented as a deduction from equity. As of December 31, 2005 consolidated companies held treasury stock of the Parent Company mainly for the purpose of reducing capital.

18.                               RESERVES OF THE PARENT COMPANY

Legal reserve

Under the Corporations Law, 10% of the Parent Company’s income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount. Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose. The Parent Company’s legal reserve is fully provided.

Reserves for treasury stock

Under the Corporations Law, a restricted reserve has been set up equal to carrying value of Parent Company shares held by the Group. This reserve may be freely distributed once the circumstances that warranted it have disappeared.

Revaluation reserve Royal Decree Law 7/1996, of June 7

Pursuant to Royal Decree Law 7/1996 of June 7, Altadis, S.A. revalued its property, plant and equipment by €55,113 and paid a single 3% tax on the net amount of the revaluation. The balance of the “Revaluation Reserve” account can be used, free of tax, to offset the book losses of Altadis, S.A. (both prior years’ accumulated losses and current year losses) or losses which might arise in the future, and to increase share capital. From January 1, 2007 the balance of this account can be taken to unrestricted reserves provided that the capital gain has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or retired from the accounting records. If the balance were used in a manner other than that provided for in Royal Decree-Law 7/1996, it would be subject to tax.

19.                               RESERVES AT CONSOLIDATED COMPANIES

The detail of these reserves as of December 31, 2005 and 2004 is as follows:

	2005			2004
Company	Reserves	Translation Differences and Others	Total	Reserves	Translation Differences and Others	Total(*)
	Thousands of Euros

SEITA Subgroup	150,900	33,370	184,270	462,770	—	462,770
Altadis Holdings USA Subgroup	(148,169)	34,293	(113,876)	(158,032)	(22,748)	(180,780)
LOGISTA Subgroup	92,829	—	92,829	82,165	—	82,165
Urex Inversiones, S.A.	27,878	—	27,878	28,412	—	28,412
Corporación Habanos Subgroup	(175,657)	18,745	(156,912)	(184,012)	(20,463)	(204,475)
TCI Subgroup	86,999	—	86,999	43,475	—	43,475
Other companies	188,614	(7,912)	180,702	133,549	(1,922)	131,627
	223,394	78,496	301,890	408,327	(45,133)	363,194

(*)     The balances of “Reserves” for 2004 (mostly in Altadis Holdings USA Subgroup and Corporación Habanos Subgroup) included translation differences generated at origin and have been restated under this heading in accordance with IFRS 1 (see Note 2.3).

Reserves at consolidated companies include the retained earnings at the beginning of the year of the consolidated companies, including consolidation adjustments.

20.                               RESERVES FROM ASSOCIATED COMPANIES

The detail of these reserves as of December 31, 2005 and 2004 is as follows:

	2005			2004
Company	Reserves	Translation Differences	Total	Reserves	Translation Differences	Total
	Thousands of Euros

SEITA Subgroup	5,374	(65)	5,309	3,749	(56)	3,693
Tabacos Canary Islands, S.A. (TACISA)	—	—	—	8,904	—	8,904
CITA, Tabacos de Canarias, S.L.	—	—	—	12,136	—	12,136
Aldeasa, S.A.	—	—	—	(55,174)	—	(55,174)
UREX Inversiones Subgroup	(8,371)	—	(8,371)	(9,601)	—	(9,601)
Other companies	3,297	—	3,297	2,284	—	2,284
	300	(65)	235	(37,702)	(56)	(37,758)

21.                               VALUATION ADJUSTMENTS

This primarily includes changes in the value of available-for-sale financial investments and hedging financial instruments. There was no movement in this heading in 2004 as the Group has chosen to apply IAS 32 and 39 from January 1, 2005 (see Note 2.3).

Variations in the value of available-for-sale investments

This includes the net amount of changes in the market value of assets classified as available for sale. The movement in this heading in 2005 was as follows:

Thousands of Euros

Balance at the beginning of the year	—
First adoption of IAS 32 and 39 (see Note 2.3)	(184)
Year variation	970
BALANCE AT THE END OF THE YEAR	786

Hedging reserve

Includes the net variation in the value of hedging financial instruments considered as cash flow hedges (see Note 27). The movement in this heading in 2005 was as follows:

Thousands of Euros

Balance at the beginning of the year	—
First adoption of IAS 32 and 39 (see Note 2.3)	(2,665)
Valuation of derivatives at fair value at year-end	(12,935)
BALANCE AT THE END OF THE YEAR	(15,600)

22.                               MINORITY INTERESTS

The detail by consolidated company of “Minority interest” and “Profit attributable to minority interest” is as follows:

	2005		2004
Company	Minority Interest	Profit Attributable to Minority Interest	Minority Interest	Profit Attributable to Minority Interest
	Thousands of Euros

LOGISTA Subgroup	180,047	44,664	174,496	42,550
RTM(*)	—	—	76,719	7,669
TCI Subgroup	32,591	5,475	23,631	5,364
Other companies	14,792	2,752	11,803	1,279
	227,430	52,891	286,649	56,862

23.                               BONDS AND OTHER MARKETABLE DEBT SECURITIES

Non-current

The detail of this caption is as follows:

Concept	2005	2004	Rate (%)	Annual Interest Maturity
	Thousands of Euros

2003 Issue —
Fixed rate
First tranche	600,000	600,000	4.250%	2008
Second tranche	500,000	500,000	5.125%	2013
2005 Issue —
Fixed rate
Single tranche	491,150	—	4%	2015
BALANCE AT YEAR-END	1,591,150	1,100,000

In October 2003, the Board of Directors partially exercised the authorization to issue bonds granted to it at the Shareholders’ Meeting. This issue for €1,100,000 thousand was made in 2003 through Altadis Finance, B.V. and secured by the Parent Company. These securities trade on the Luxembourg Stock Exchange.

In December 2005, another bond issue was held, in a single tranche, with a fixed 4% coupon. This issue was carried out by Altadis Emisiones Financieras, S.A.U. for a nominal amount of €500,000 thousand. These securities trade on the London Stock Exchange and are also secured by the Parent Company.

Current

This balance mostly corresponds to commercial paper issued, primarily by Altadis Financial Services, S.N.C., as follows:

Issuer	2005	2004
	Thousand Euros

Altadis Financial Services, S.N.C	340,092	572,277
Other	14,906	14,918
TOTAL	354,998	587,195

Altadis Financial Services, S.N.C. issues commercial paper on the money market pursuants to the regulations of the Central Bank of France. Commercial paper is issued with maturities ranging from one to three months and bears interest of Eonia plus a spread at market rates.

24.                               BANK LOANS AND OTHER FINANCIAL DEBT

The detail of this caption at December 31, 2005 and 2004 is as follows:

	2005			2004
	Non-Current	Current	Total	Non-Current	Current	Total
	Thousands of Euros

Credit facilities	3,924	51,023	54,947	19,754	64,740	84,494
Loans and other financial debts	610,326	224,037	834,363	625,075	52,025	677,100
Securitized accounts receivable	—	765,017	765,017	—	561,719	561,719
RTM purchase option (see Note 9)	—	325,727	325,727	—	—	—
Accrued interest and other (see Note 17 and 35- d)	32,488	17,152	49,640	—	22,548	22,548
TOTAL	646,738	1,382,956	2,029,694	644,829	701,032	1,345,861

The undrawn amounts of the Group’s credit facility as of December 31, 2005 and 2004 are €1,245 and €1,308 thousand, respectively. The amount as of December 31, 2004 includes €1,200 thousand relating to the limit of a syndicated credit facility arranged by the Group against which no amounts had been drawn down as of that date. The average interest rates on the credit facilities in 2005 and 2004 were 2.60% and 2.45%, respectively. The detail of Bank loans and other financial debts as of December 31, 2005 and 2004 is as follows:

Last		Interest	2005		2004
Currency	Maturity	rate	Non-current	Current	Non-current	Current
	Thousands of Euros

Euros	2005		—	—	—	34,134
Euros	2006	3.4%	—	176,530	24,820	—
Euros	2007	2.92%	50,000	—	50,000	—
Euros	2009	4.89%	72,000	—	72,000	—
USD	2006	Libor+0.4%	11,019	47,507	1,102	3,670
USD	2007	4.90%	17,281	—	26,534	13,267
USD	2008	4.22%	1,926	—	2,739	954
Dirhams	2010	4.90%	458,100	—	447,880	—
			610,326	224,037	625,075	52,025

As of December 31, 2004 and 2005, the SEITA Subgroup had a financing scheme in euros involving the assignment of accounts receivable for securitization. This financing scheme matures on November 15, 2010. The balance at 31 December 2005, of securitised receivables amounted to €594,610 thousand. Also, this account includes EUR 170,407 thousand relating to receivables factored by the Dependent Company LOGISTA.

The detail of “Bank loans and other financial debt” caption by maturity is as follows:

	2005	2004
	Thousands of Euros

Maturity:
Sight or less than 1 year	1,382,956	701,032
Between 1 and 2 years	80,974	25,922
Between 2 and 3 years	33,013	76,534
Between 3 and 4 years	72,137	2,739
Between 4 and 5 years	458,215	72,000
Over 5 years	2,399	467,634
	2,029,694	1,345,861

The Directors estimate that the fair value of the Group’s debt is similar to its carrying value.

Some of the financial transactions indicated in this Note require certain accounting and equity-related ratios associated with the Group’s consolidated financial statements to be achieved, all of which were being achieved at 31 December 2005.

25.                               FINANCE LEASES

The detail of the Group’s finance leases as of December 31, 2005 and 2004 is as follows:

	Present Value of Lease Payments
	2005	2004
	Thousands of Euros

Financial lease payables —
Nominal value of lease liabilities	53,022	50,831
Less future finance charge	(6,463)	(7,248)
Present value of lease liabilities	46,559	43,583
Less: Balance due in less than 12 months (included in current liabilities)	2,805	3,250
Balance due after 12 months (included in non-current liabilities)	43,754	40,333

The Group’s main finance lease corresponds to Altadis, S.A.’s registered offices (see Note 7).

In the year ended December 31, 2005, the effective average interest rate of the debt was 2.9% (2.8% in 2004). Interest rates are fixed at the lease date. Lease depreciation is fixed and there are no agreements for the payment of contingent rents. All lease liabilities are in euros.

The fair value of the Group’s lease liabilities is close to the carrying value of the leases.

The Group’s finance leases are guaranteed by the encumbrance of the lessees on the leased assets.

26.                               OTHER NON-CURRENT LIABILITIES

The detail of “Other non-current liabilities” on the consolidated balance sheet as of 31 December 2005 and 2004 is as follows:

	2005	2004
	Thousands of Euros

Hedges (Note 27)	30,697	—
Pension plan liabilities	27,393	21,485
Guarantees and deposits received	44,689	6,668
Capital grants	3,536	3,714
Other liabilities	3,041	6,364
TOTAL	109,356	38,231

As of December 31, 2005 and 2004, “Pension plan liabilities” includes the long-term balance payable relating to externalized pension plans (see Note 5.12).

27.                               DERIVATIVE FINANCIAL INSTRUMENTS USED AS HEDGES

The Group uses derivative financial instruments to hedge its exposure to business, operating and future cash flow risks. Among the various transactions, the Group uses certain financial instruments to hedge its interest-rate risk. It also hedges foreign currency risk related to certain commercial and capital transactions.

Foreign exchange hedges

The instruments acquired are denominated in the currencies of the Group’s main markets of operation. The detail of foreign exchange hedges taken out and outstanding as of December 31, 2004 is as follows:

Foreign Exchange Hedge at 12/31/04	Rate(*)	Amount Hedged	Last Maturity
		(Thousands of Euros)

Currency swap	Purchase of USD	116,400	2005
	Sale of RUB	28,500	2005
	Sale of RUB	120,500	2006
	Sale of RUB	25,500	2007
	Sale of USD	235,300	2005
	Sale of PLN	36,000	2005
	Sale of USD	129,400	2008
Currency options	Purchase of USD	59,260	2005

(*)  USD = US dollar RUB = Rouble PLN = Zloty

The detail of foreign exchange hedges taken out and outstanding as of December 31, 2005 is as follows:

Foreign Exchange Hedge at 12/31/05	Rate	Amount Hedged	Last Maturity
		(Thousands of Euros)

Currency swap	Purchase of USD	119,700	2006
	Sale of RUB	120,500	2006
	Sale of RUB	54,000	2007
	Sale of USD	187,400	2006
	Sale of USD	166,150	2007
	Sale of USD	33,900	2008
Currency options	Sale of USD	59,300	2006

These contracts meet cash flow hedge criteria (in accordance with IAS 39).

These instruments are recognized in the balance sheet at market value, as follows:

	Amount at 12/31/05			Amount at 01/01/05
	Financial	Financial		Financial	Financial
Foreign Currency Hedge	Asset	Liability		Asset	Liability
	Thousands of Euros

Currency swap —
Purchase of USD	4,622	—		—	—
Sale of RUB	1,573	22,870		1,411	—
Sale of USD	—	2,090		1,775	—
Currency options —
Sale of USD	—	182		11,886	—
Other	450	1,905		2,682	800
TOTAL	6,645	37,047	(*)	17,754	800

(*)         Recorded under the “Other current liabilities” caption of the accompanying consolidated balance sheet.

The changes in fair value of these instruments is taken directly to equity under “Valuation Adjustments”. The deferred income tax generated from the recognition of these instruments amounts to €2,524 thousand and is recorded with a balancing entry in equity.

The Group calculates the fair value of the financial instruments based on market and present value.

Interest-rate hedges

The detail of interest-rate hedges taken out and outstanding as of December 31, 2004 is as follows:

		Amount		Last
Interest-Rate Hedges At 12/31/04	Rate	Hedged	Currency	Maturity
	(Thousands of Euros)

Interest rate Cap	n/a	250,000	EUR	2008
Interest-rate swaps	Floating to fixed	450,000	EUR	2005
	Floating to fixed	200,000	EUR	2006
	Floating to fixed	129,373	USD	2007
	Floating to fixed	200,000	EUR	2005
	Fixed to floating	72,000	EUR	2008
	Fixed to floating	500,000	EUR	2013
	Fixed to floating	290,000	EUR	2005
	Fixed to floating	200,000	EUR	2008

The detail of interest-rate hedges taken out and outstanding as of December 31, 2005 is as follows:

		Amount		Last
Interest-Rate Hedges at 12/31/05	Rate	Hedged	Currency	Maturity
	(Thousands of Euros)

Interest rate Cap	N/A	250,000	EUR	2008
Interest-rate swaps	Floating to fixed	200,000	EUR	2006
	Floating to fixed	196,000	USD	2007
	Floating to fixed	40,000	USD	2008
	Fixed to floating	500,000	EUR	2013

These contracts meet cash flow hedge criteria (in accordance with IAS 39). These instruments are recognized in the balance sheet at market value, as follows:

	Amount at 12/31/05			Amount at 01/01/05
	Financial	Financial		Financial	Financial
Interest-Rate Hedges	Asset	Liability		Asset	Liability
	Thousands of Euros

Interest rate Cap	321	—		981	—
Interest-rate swaps
Floating to fixed	3,327	930	(*)	1,513	588
Fixed to floating (Note 26)	33,718	30,697		23,007	23,007
TOTAL	37,366	31,627		25,501	23,595

(*)  Recorded under the “Other current liabilities” caption of the accompanying consolidated balance sheet.

The changes in fair value of these instruments is taken directly to equity under “Valuation adjustments.” The Group calculates the fair value of the financial instruments based on market and present value.

28.                               RISK EXPOSURE

The Group’s financial risk management is carried out by the Corporate Finance Department. This area has the necessary mechanisms to control, depending on the Group’s financial structure and position and macroeconomic factors, exposure to fluctuations in interest and exchange rates and credit and liquidity risks using hedging operations when required. The main financial risks and the corresponding Group policies are explained below:

Credit risk

The Group’s main financial assets are cash and other equivalent liquid assets (see note 15) and trade and other accounts receivable (see note 14). In general, cash and other equivalent liquid assets are held with entities with a high credit rating and most trade and other accounts receivable are guaranteed via guarantees, credit insurance and operations with banks.

Third party credit risk is not highly concentrated due both to the diversification of the Group’s financial investments and to the distribution of its trade risk among a large number of clients with short collection periods.

Interest rate risk

Through cash and equivalent liquid assets and financial debt the Group is exposed to fluctuations in interest rates which could have an adverse effect on its results and cash flow. In order to reduce this risk, the Group has established policies and taken out financial instruments so that between 50% and 70% of net debt pays a fixed interest rate.

Exchange rate risk

The Group is exposed to fluctuations in exchange rates which may affect its sales, results, shareholders’ equity and cash flows deriving from the following:

•                  Investments in foreign entities (mainly in Morocco, Russia, Cuba and the US).

•                  Purchases and sales denominated in foreign currency, mainly purchases of raw materials and exports of cigarettes denominated in US dollars.

•                  Operations carried out by Group companies operating in countries whose currency is different to the euro (mainly in Morocco, Russia, Cuba and the US).

In order to reduce this risk, the Group has established policies and taken out certain financial instruments (see Note 27). In particular, the Group keeps the composition of its financial debt in line with that of cash flows in the various currencies. Also, financial instruments are used to reduce exchange rate differences on transactions in foreign currencies.

Liquidity risk

The Group has to make payments arising from its activities, including significant amounts for excise taxes and VAT which, in general, are collected in advance by the Group.

In order to guarantee liquidity and meet all payment commitments arising from its activities, the Group keeps cash on its balances sheet, and has available the financing and credit lines described in Note 24.

29.                               PROVISIONS

The detail of provisions in the accompanying consolidated balance sheet as of December 31, 2005 and of the main variations in 2005 is as follows:

			Amounts
	Balance at		used and		Translation	Balance at
	12/31/04	Additions	Reductions	Transfers	Differences	12/31/05
	Thousand Euros

Non-current provisions:
Restructuring plans	48,956	33,045	(3,884)	(22,050)	—	56,067
Provision for pension and similar
obligations	80,738	2,640	(7,955)	(211)	4,079	79,291
Provisions for contingencies and other claims	255,119	10,008	(54,231)	(7,139)	2,054	205,810
	384,813	45,693	(66,070)	(29,400)	6,133	341,168
Current provisions:
Restructuring plans	294,203	6,200	(177,311)	2,018	—	125,110
Provisions for contingencies and other claims	10,566	180	(3,502)	(1,214)	66	6,096
	304,769	6,380	(180,813)	804	66	131,206

Restructuring plans

In July 2003 the Group resolved to carry out a new Industrial Plan in 2004 and 2005 and reported its intention to do so as a significant event to the Spanish National Securities Markets Commission (CNMV). The aim of the plan is to rationalize the production structures in Spain and France, preserve the Group’s competitiveness and contribute towards maintaining and ensuring its viability. This Industrial Plan envisaged basically the shutdown of nine locations in Spain and France and entailed the reduction of a certain number of jobs and the need to relocate part of the labor force. In 2005 authorization was received from the pertinent authorities in Spain and the Company started to implement the plan in these country.

The outstanding non-externalized commitments to employees or to the related insurance companies, relating to the 2000 – 2002 labor force reduction plan carried out at the Parent Company and LOGISTA, and the industrial plan described in the preceding paragraph, which are pending payment as of December 31, 2005, amounted to €35,754 thousand (€315,529 thousand as of December 31, 2004), and were recorded under the “Non-current provisions — Restructuring Plans” and “Current provisions — Restructuring Plans,” amounting to €30,079 thousand and €5,675 thousand, respectively (€21,326 thousand and €294,203 thousand as of December 31, 2004).

Provisions for Pensions and Similar Obligations

As of December 31, 2005 the “Provision for Pensions and Similar Obligations” account included mainly the provisions recorded in relation to retirement or termination payments envisaged in the collective labor and similar agreements of Altadis, S.A., SEITA and RTM amounting to €5,153, €7,788 and €25,902 thousand, respectively (€6,586, €6,333 and €31,365 thousand respectively as of December 31, 2004).

This account also includes the provision recorded by Altadis USA, Inc. to cover the pension plans agreed on with its employees. Altadis USA, has certain assets used in these pension plans. The detail of the most important information in relation to the calculation of the liabilities arising from these commitments is as follows:

The actuarial valuations of these obligations and the fair value of the pension plan assets as of December 31, 2005 were carried out by independent experts. The detail of the main assumptions used in the calculation of the actuarial liability is as follows:

Main assumptions Altadis USA Pension Plan	2005	2004
	Thousands of
	Euros

Discount rates	5.75%	6.25%
Rate of compensation increase	4.27%	4.27%
Expected return on plan assets	8.00%	8.50%

The present value of the commitments is as follows:

Present Value of the Obligations	2005	2004
	Thousands
	of Euros

Benefit obligations at the beginning of the year	49,722	42,853
Service costs	2,170	1,462
Interest cost	3,277	2,853
Actuarial losses	1,936	8,637
Benefits paid	(2,231)	(2,015)
Plan amendments	2,675	—
Translation differences	7,630	(4,068)
Obligations at the end of the year	65,179	49,722

“Assets assigned to commitments” and “Plan assets” are those used to directly settle the obligations with employees and that meet the following criteria: are not property of the Group, are only available to pay or finance post-retirement compensation and cannot be returned to Group companies. The detail of pension plan assets is as follows:

Variations in the Altadis USA Plan Assets	2005	2004
	Thousands
	of Euros

Fair value of plan assets at the beginning of the year	41,374	35,532
Return on plan assets	4,246	4,316
Employer contributions	185	6,927
Benefits paid	(2,231)	(2,015)
Translation differences	6,191	(3,386)
Fair value of plan assets at the end of the year	49,765	41,374

Considering the present value of the obligations and the market value of the plan assets, the situation of the pension plan is as follows:

	2005	2004
	Thousands of Euros

Present value of the obligations	65,179	49,722
Market value of the plan assets	(49,765)	(41,374)
Unfunded obligations	15,414	8,348

In order to secure the excess obligations assumed in respect of the fair value of the assets, at 2005 year-end the Group had recorded a provision amounting to €18,877 thousand.

Provisions for contingencies and other claims

The balances as of December 31, 2005 of “Provisions for Contingencies and other claims” accounts included €124,430 thousand relating to commitments to personnel arising from the various collective labor agreements and other employee welfare commitments. These accounts also include provisions totaling €81,380 thousand recorded by the Group to cover the contingencies or liability that might arise from the consolidated companies’ ordinary activities.

30.                               TAX MATTERS

Consolidated Tax Group —

Altadis, S.A. files a consolidated tax statement including all companies with fiscal residence in Spain in which it has owned a stake of at least 75% directly or indirectly during the period, pursuant to the provisions of Chapter VII of Section VII of the Revised Corporation Tax Law approved by Royal Decree-Law 4/2004.

The remaining dependent companies file taxes in accordance with the tax regulations prevailing in each country.

Years open to inspection —

As of December 31, 2005, the Consolidated Tax Group was open to inspection for all the main taxes applicable for the last four years. In general, the foreign consolidated companies are open to inspection for the main taxes applicable for the latest years depending on the specific legislation of each country.

Due to the possible interpretations of tax regulations, the results of future inspections for the years open to inspection could give rise to tax liabilities, the amount of which cannot be objectively determined at present. However, the Group’s tax advisors and the Board of Directors believe that the chances of material liabilities arising as a result are remote.

Tax receivable and payable —

The detail of “Tax receivables” as of December 31, 2005 and 2004 is as follows:

	2005	2004
	Thousands of Euros

Deferred tax assets —
Restructuring plans	169,652	189,353
Other deferred tax assets related to employees	88,921	73,094
Other deferred tax assets	163,887	175,604
TOTAL	422,460	438,051
Tax receivable (current) —
VAT	151,116	118,442
Corporate income tax prepayments	63,349	30,319
Accounts receivable from the State for the storage of decommissioned tobacco	3,241	17,914
Other	32,745	67,901
TOTAL	250,451	234,576

The balances of deferred tax assets relate mainly to the period provisions for restructuring plans in prior years, which will be tax-deductible in coming years, and to deferred taxes arising from commitments with employees.

The detail of “Tax payables” as of December 31, 2005 and 2004 is as follows:

	2005	2004
	Thousands of Euros

Deferred tax liabilities	253,081	167,705
TOTAL	253,081	167,705
Taxes payable (current) —
Excise tax on tobacco products	2,835,882	2,711,089
VAT	584,302	811,867
Corporate income tax	98,192	43,986
Accrued social security	32,230	28,853
Personal income tax withholdings	9,170	12,619
Other payables to public entities	139,605	50,308
TOTAL	3,699,381	3,658,722

Short-term balances primarily include the “Excise tax on tobacco products” and “VAT” accrued at SEITA, LOGISTA and Logista Italia and not yet paid to the tax authorities as of December 31, 2004 and 2005.

Reconciliation of income per books and taxable income — The reconciliation between corporate income tax for 2005 applying the prevailing tax rate in Spain and the expense recorded is as follows:

Thousands
of Euros

Consolidated income before taxes	966,021
Corporate income tax	337,926
Impact of permanent differences:
Arising in consolidation(*)	36,574
Other	4,155
Deductions from tax liability due to:
Double taxation on dividends	(350)
International double taxation	(1,564)
Investments	(4,813)
Net Deferred tax liabilities variation	(35,412)
CORPORATE INCOME TAX FOR THE YEAR	336,515

(*)         Includes the net tax effect of all consolidation adjustments recognized as permanent differences for the Group, which primarily correspond to write-offs and differences arising from the different tax rates applied in Spain and other countries.

Income tax charged to equity —

In addition to the income tax charged to the income statement, in 2005 the Group charged the following amounts to equity:

Thousands
of Euros

First Time adoption IAS 32 and 39	9,424
2005 valuation adjustments	6,442
TOTAL	15,866

31.                               TRADE AND OTHER PAYABLES

This mostly includes the amounts due on commercial purchases and related costs. The average payment period for commercial purchases is 46 days.

The Board of Directors estimate that the carrying value of trade payables is similar to fair value.

32.                               THIRD-PARTY GUARANTEES

As of December 31, 2005 the Group has guarantees from financial institutions totaling €268,256 thousand (€91,819 thousand as of December 31, 2004) which, in general, secure compliance with certain obligations assumed by the consolidated companies in the course of their business. As of December 31, 2005, the parent Company had provided guarantees for loans granted to proportionally consolidated companies amounting to €120.000 thousand approximately, one-half of which is recorded on the liability side of the accompanying consolidated balance sheet.

Finally, regarding the acquisition of 800 JR Cigar Inc., in October 2003 a purchase option for the purchaser and a sale option for the seller were agreed upon relating to the remaining ownership interest (49%), which can be exercised after five years have elapsed. The price will be determined on the basis of the company’s results in the eight quarters prior to the exercise of the purchase or sale option.

33.                               REVENUES AND EXPENSES

a.                                       Revenues

The breakdown of the balances of these headings the income statement for the years ended December 31, 2005 and 2004 is as follows:

	2005	2004
	Thousands of Euros

Sales of goods	10,530,268	7,767,794
Sales discounts	(12,795)	(10,069)
Sales of services	2,190,753	1,788,018
Other sales	—	114
Net sales	12,708,226	9,545,857
Capital gains(*)	91,080	65,194
Other	40,568	65,303
Other income	131,648	130,497

(*)         Most of this amount related, in 2004, to the proceeds from the sale of the Málaga and San Sebastián plants (see Note 7) and, in 2005, to those obtained on the disposal of the La Coruña plant (see Note 8).

b.                                       Financial revenues

The detail of the balance of this heading in the consolidated income statement is as follows:

	2005	2004
	Thousands of Euros

Dividend income	3,690	793
Income from marketable securities	6,605	1,900
Interest income	83,615	89,013
Excess financial provisions	14,774	1,454
	108,684	93,160

c.                                       Financial expenses

The detail of the balance of this heading in the consolidated income statement is as follows:

	2005	2004
	Thousands of Euros

Debt interest expenses	178,762	166,365
Loss on disposal of financial assets	277	452
Losses on bad debts	—	6,828
Provision of financial assets	24,377	2,181
	203,416	175,826

d.                                       Headcount

The average number of the Group’s employees, by category, was as follows:

	Number of
	employees(*)
	2005	2004

Management	382	343
Line personnel and clerical staff	6,964	6,164
Auxiliary staff	3,643	3,339
Manual workers	16,186	14,202
TOTAL	27,175	24,048

(*)         Headcount of Companies consolidated by proportional method is not included.

e.                                       Other disclosures

The fees for 2005 financial audit services and other services provided to the companies comprising the Altadis Group by the Group auditor, Deloitte, amounted to €1,855 thousand and €311 thousand respectively. Additionally, the fees for other professional services amounted to €989 thousand.

34.                               SEGMENT INFORMATION

Segment criteria —

Segment reporting is first organized by the Group’s business segments and then by the geographical segments.

Primary reporting format — business segments

The business segments described hereafter are established in accordance with the Altadis Group’s organizational structure at the end of 2005 bearing in mind the nature of the products and services offered and by customer segments to which they are offered.

In 2005 the Altadis Group’s main business segments, which constitute the basis of its primary reporting, were:

•                  Cigarettes

•                  Cigars

•                  Logistics

•                  Other businesses

Secondary reporting format — geographical segments

The Group’s businesses operate in the European Union, the rest of Europe, the rest of the OECD and the rest of the world.

Basis and methodology for business segment information —

The segment information provided is based on the monthly reports prepared by the Altadis Group and generated using a software application that classifies transactions by business segment or geographically.

Segment revenues correspond to revenues directly attributable to the segment plus the general group revenues that can be allocated to the segment using reasonable bases for distribution. Revenues obtained in the ordinary course of business do not include interest or dividend income, or gains on the sale of financial assets, recoveries or debt cancellation. Segment expenses are determined by the expenses derived from the segment’s operating activities that are directly attributable plus the percentage of expenses than may be allocated to the segment using a reasonable basis for distribution. Allocated expenses do not include interest or results on the disposal of financial assets, recoveries or debt cancellation, or the corporate income tax charge or overheads corresponding to the headquarters that are not related to the operating activities of the segments and, therefore, may not be allocated based on reasonable criteria. Segment expenses should include the proportion of expenses of all proportionally-consolidated businesses.

Segment results are shown before any adjustment for minority interests.

Segment assets and liabilities are those directly related to the operation of the segment plus those that are directly attributable to it in accordance with the aforementioned distribution criteria and include their part corresponding to business combinations. Segment liabilities do not include income tax liabilities.

Segment information of these businesses is as follows.

Primary reporting format

	Cigarettes		Cigars		Logistics		Other		Eliminations		Group Total
	12/31/05	12/31/04	12/31/05	12/31/04	12/31/05	12/31/04	12/31/05	12/31/04	12/31/05	12/31/04	12/31/05	12/31/04
	Thousands of Euros

REVENUES —
Sales	2,034,277	1,991,745	1,062,387	1,000,430	10,707,363	7,901,596	286,882	72,611	(1,382,683)	(1,420,525)	12,708,226	9,545,857
Other income	32,219	48,048	2,031	3,959	14,466	8,427	83,903	70,590	(971)	(527)	131,648	130,497
TOTAL REVENUES	2,066,496	2,039,793	1,064,418	1,004,389	10,721,829	7,910,023	370,785	143,201	(1,383,654)	(1,421,052)	12,839,874	9,676,354

RESULTS —
Profit before tax	560,848	585,943	201,061	181,031	281,438	239,769	119,999	23,445	(197,325)	(152,343)	966,021	877,845

Inter-segment sales are made at market prices.

	Cigarettes		Cigars		Logistics		Other(*)		Group Total
	12/31/05	12/31/04	12/31/05	12/31/04	12/31/05	12/31/04	12/31/05	12/31/04	12/31/05	12/31/04
	Thousands of Euros

OTHER INFORMATION
Addition of property, plant and equipment	63,577	68,832	13,577	17,329	71,075	41,967	19,510	21,346	167,963	149,055
Depreciation	93,612	95,845	25,178	25,279	39,572	27,227	36,559	19,688	194,926	168,034
Impairment losses recognized in income	1,094	18,260	39	4	4,155	12,774	402	72	5,690	31,110

BALANCE SHEET

ASSETS
Non-current assets	1,817,659	1,660,752	1,071,995	987,120	1,844,978	1,683,765	650,335	607,128	5,384,967	4,938,765
Current assets	815,536	826,666	525,181	451,222	2,877,860	3,107,010	1,832,941	1,395,366	6,051,518	5,780,264
LIABILITIES
Non-current liabilities	191,084	204,277	122,954	122,324	138,260	91,641	2,532,949	1,957,669	2,985,247	2,375,911
Current liabilities	461,682	536,031	177,064	149,626	4,371,256	4,718,653	2,125,277	1,513,432	7,135,279	6,917,742

(*)         The balances of “Other” included Cash and cash equivalents, current financial assets, bonds and other marketable debt securities and bank loans and other financial debt

Secondary reporting format

The following table provides the breakdown of certain Group balances in accordance with the geographical distribution of the companies that produce them:

	Revenues		Total Assets		Additions to Property, Plant and Equipment and Intangible Assets
	2005	2004	2005	2004	2005	2004
	Thousands of Euros

Spain	3,153,700	2,557,000	5,805,616	4,969,441	90,069	81,271
France	4,776,326	4,787,657	3,687,131	4,087,465	45,247	43,892
Other European Union countries	3,256,400	893,300	1,280,558	1,220,534	13,461	5,165
Other OCDE countries	740,200	700;800	342,646	217,427	5,640	7,105
Other countries	781,600	607,100	328,411	225,263	13,546	11,622
TOTAL	12,708,226	9,545,857	11,444,362	10,720,130	167,963	149,055

35.                               SHARE-BASED COMPENSATION

As of December 31, 2005, the Group companies had the following compensation schemes linked to the share price:

a)                                      Stock options on Altadis S.A. shares:

On June 21, 2000, the Parent Company’s Shareholders’ Meeting approved a compensation for directors holding executive office, executives and employees of the Altadis Group based on the granting of options on the Company’s shares. Two tranches of compensation were approved in 2000 and 2002 for a total of 3,925,500 and 5,980,500 share options, respectively, at exercise prices of €16.20 and €23.44 per share, respectively. These rights can be exercised once four years have elapsed and before the sixth year from the grant date.

As of December 31, 2005, 384,393 of the options granted in 2000 had yet to be exercised (1,488,990 options as of December 31, 2004).

In relation to this stock option plan, in order to hedge the possible fluctuations in Altadis, S.A.’s share price, the Parent Company arranged two equity swap contracts, one relating to the 2000 plan at €16.26 per share and the other at €22.74 per share for the 2002 plan.

b)                                     Stock options on SEITA shares:

In 1996, 1997 and 1998 three compensation plans for certain SEITA employees were approved entailing options on the company’s shares. These plans included a total of 270,740, 278,633 and 354,815 share options, which could not be exercised for a period of five years from the grant date, at the end of which they may be exercised at any time in a period of three years at exercise prices of €28.86, €28.58 and €45,53 per share respectively. Of these plans, 36,959 options were outstanding as of December 31, 2005 (61,239 options as of December 31, 2004).

Also, when the Altadis Group was created, employees of SEITA were guaranteed the possibility of exchanging the shares relating to these stock option plans for Altadis, S.A. shares, after the option is exercised, and maintaining the exchange ratio of SEITA shares for shares of Altadis, S.A. approved in the acquisition of SEITA by Altadis, S.A. (6 SEITA shares for 19 Altadis S.A. shares).

c)                                      Stock options on LOGISTA shares:

In 2000 and 2002 two compensation plans for certain LOGISTA employees were approved based on the granting of options on the company’s shares. These plans included a total of 506,300, and 722,400 share options, and it was established that the options could be exercised after the third year and before the sixth year of the plan at exercise prices of €21.00 and €18.73 per share, respectively. As of December 31, 2004 all the options of the first share option plan were exercised (190,000 options were outstanding as of December 31, 2004). Also, at 2005 year-end the second share option plan was also hedged by an “equity swap”, 321,000 options are outstanding.

d)                                     Free shares plan:

Altadis S.A. —

In 2005 Altadis’ Board of Directors approved to issue and deliver free shares to its employees with the following characteristics:

1.                                       The plan will be implemented in three stages, in 2005, 2006 and 2007.

2.                                       Each stage includes:

•                  A three-year period in which the allocation of the rights to the shares options is conditional on certain targets being met.

•                  An additional two-year period in which the shares are frozen.

If the targets are achieved, the shares will be delivered without any consideration by the beneficiaries.

For the shares initially granted to be effectively allocated, the following requirements must be met:

•                  After the third year of the initial allocation of certain rights to shares to beneficiaries, the Total Shareholders’ Return (TRA) target must have been met. The value of the TRA is the sum of the estimated increase in Altadis’ share price during the period in which the rights are generated and the estimated dividends per share for the same period.

•                  The initial value allocated to the share, calculated based on the average price of the 90 sessions of the Madrid Stock Exchange prior to the data of the Board agreement, was €34.75. To meet the Group’s planned TRA target, the value indicated for the first stage of the plan must reach €9.27 per share.

•                  The final number of shares allocated will depend on the degree of fulfillment of the stated targets at the end of the third year of the plan relative to the initial share price. It will range from 60% of the shares initially allocated when the same percentage of the TRA is reached to 130% of the number of shares initially allocated with the TRA has been exceeded by more than 10%. The Chairman of the Board of Directors and of the Executive Committee are exceptions to this stipulation as the final number of shares assigned them may not exceed the initial amount

If less than 60% of TRA is reached, all the shares allocated with become null and void.

The rights to the shares initially allocated in the first stage of the plan are:

Rights

Directors	70,000
Executives	60,000
Other employees	342,060

In accordance with the methodology indicated in IFRS 2, the Group recognizes the plan as a transaction with sharebased payment that is settled with the issuance of equity. The fair value of the equity instruments is measured using a valuation model (asset-or-nothing digital options) with the following assumptions:

•                  Volatility: 20%

•                  Employee turnover rate: 2%

•                  Annual dividend yield: 3%

The estimated cost of the plan (€7.4 million) will be taken to the consolidated income statement on a straight-line basis over the accrual period (three years).

LOGISTA —

At the end of 2005, LOGISTA’s Board of Directors approved a plan to issue free shares of LOGISTA to employees during a period of three years (2005, 2006 and 2007) similar to the scheme above described for Altadis. The main differences with respect to Altadis’ plan are:

TRA	€10.08

First stage of the plan
Number of LOGISTA shares	59,680
Rights allocated:
Executives	10,400
Other employees	49,280

At the end of 2005 the Group did not recognise in income any effects of this new plan because they were not material.

36.                               FOREIGN CURRENCY TRANSACTIONS

Foreign currency translations primarily correspond to transactions carried out by Group companies in their functional currencies; US dollars (USD) by Altadis, USA, 800 JR Cigar and Corporación Habanos, Morrocan dirhams (DAM) by RTM, Polish zlotys (PLN) by Altadis Polska and Russian Roubles (RUB) by Balkan Star

37.                               TRANSACTIONS WITH ASSOCIATES AND OTHER RELATED PARTIES

The balances as of December 31, 2004 and 2005 of transactions with associates and other related parties are as follows:

					Accounts Payables
	Accounts Receivables					Proportionally
	Receivables		Current loans			Consolidated
2005	Associates	Other	Associates	Other	Associates	Companies
	Thousands of Euros

Corporación Habanos Subgroup	—	195	—	3	—	3,018
Internacional Cubana del Tabaco, S.L.	—	209	—	203	—	21
PMC	—	2,381	—	—	—	381
RAF Subgroup	—	724	—	—	—	4
Tabacos Elaborados, S.A.	1,782	—	—	—	209	—
Compañía Española de Tabaco en Rama, S.A.	—	—	—	—	3,606	—
LTR	7	—	—	—	1,415	—
MTS	265	—	—	—	230	—
MITSA	820	—	—	—	—	—
TOTAL	2,874	3,509	—	206	5,460	3,424

					Accounts Payables
	Accounts Receivables					Proportionally
	Receivables		Current loans			consolidated
2004	Associates	Other	Associates	Other	Associates	companies
	Thousands of Euros

Corporación Habanos Subgroup	—	23	—	24,955	—	1,854
Internacional Cubana del Tabaco, S.L.	—	—	—	414	—	—
Tabacos Elaborados, S.A.	1,608	—	—	—	226	—
Compañía Española de Tabaco en Rama, S.A.	—	—	—	—	3,460	—
LTR	28	—	—	—	1,183	—
MTS	59	—	—	—	227	—
MITSA	585	—	—	—	—	—
Tabacos Canary Islands, S.A. (TACISA)	10,864	—	—	—	325	—
CITA Subgroup	1,712	—	—	—	4,993	—
Unión Ibérica de Radio, S.A.	—	—	189	—	—	—
Aldeasa Subgroup	2,192	—	—	—	82	—
TOTAL	17,048	23	189	25,369	10,496	1,854

Current loans earn interest tied to Euribor plus a market spread.

Transactions with associates and other related parties in 2004 and 2005 were as follows:

	Purchases and Services Rendered		Sales and Services Rendered
2005	Associates	Other	Associates	Other
	Thousands of Euros

Corporación Habanos Subgroup	—	30,166	—	522
Internacional Cubana del Tabaco, S.L.	—	—	—	89
PMC	—	3,022	—	1,387
Tabacos Elaborados, S.A.	1,401	—	5,471	—
Compañía Española de Tabaco en Rama, S.A.	14,235	—	—	—
MTS	3,749	—	265	—
LTR Industries	17,184	—	286	—
MITSA	—	—	2,978	—
CITA Subgroup	4,560	—	—	—
RAF Subgroup	—	9,793	—	4,494
Tabaco Canary Islands, S.A. (TACISA)	7,928	—	3,273	—
TOTAL	49,057	42,981	12,273	6,492

	Purchases and Services Rendered		Sales and Services Rendered
2004	Associates	Other	Associates	Other
	Thousands of Euros

Corporación Habanos Subgroup	—	31,340	—	663
Internacional Cubana del Tabaco, S.L.	—	—	—	312
Tabacos Elaborados, S.A.	1,195	—	5,929	—
Compañía Española de Tabaco				—
en Rama, S.A.	10,388	—	—	—
CITA Subgroup	63,839	—	4,782	—
Aldeasa Subgroup	223	—	14,457	—
Tabacos Canary Islands, S.A. (TACISA)	1,647	—	10,420	—
LTR Industries	14,795	—	—	—
MTS	42	—	—	—
Iberia L.A.E. Subgroup	—	—	102	—
TOTAL	92,129	31,340	35,690	975

38.                               BOARD OF DIRECTORS AND EXECUTIVES COMPENSATION

Remunerations to the Directors —

Remunerations received in financial year 2005 by members of the Board of Directors of Altadis, S.A., by way of per diem allowances and for their membership on some of the Board’s Delegate Committees amounted to 1,156 thousand euros (1,205 thousand euros in 2004), and the breakdown was as follows:

	Per Diem	Delegate
2005	Allowance	Committees	Total
	Thousands of Euros

Mr Jean-Dominique Comolli	58.5	30.0	88.5
Mr Antonio Vázquez Romero(**)	35.6	14.3	49.9
Mr Pablo Isla Álvarez de Tejera(*)	22.8	5.6	28.4
Mr César Alierta Izuel	55.5	15.0	70.5
Mr Bruno Bich	55.5	12.5	68.0
Mr Carlos Colomer Casellas	55.5	21.6	77.1
Mr Charles-Henri Filippi	54.0	20.0	74.0
Mr Amado Franco Lahoz	55.5	10.0	65.5
Mr Gonzalo Hinojosa Fernández de Angulo	58.5	35.0	93.5
Mr Jean-Pierre Marchand	58.5	17.5	76.0
Mr Patrick Louis Ricard	52.5	10.0	62.5
Mr Jean-Pierre Tirouflet	57.0	10.8	67.8
Mr Javier Gómez-Navarro Navarrete(**)	16.5	—	16.5
Mr José Fernández Olano(*)	39.0	5.0	44.0
Mr Gregorio Marañón y Bertrán de Lis	54.0	7.5	61.5
Mr Berge Setrakian	58.5	5.0	63.5
Mr Wolf Schimmelmann	55.5	6.6	62.1
Mr José María Goya Laza(*)	14.2	2.5	16.7
Mr Edouard Stern(*)	14.2	—	14.2
Mr Marc Grosman	55.5	—	55.5
TOTAL	926.8	228.9	1,155.7

(*)                         These Directors resigned from office during 2005.

(**)                  These Directors substituted for the Directors who resigned from office in 2005.

During 2005, nine Board meetings were held and 19 meetings of its Delegate Committees — five of the Executive Committee, six of the Audit and Control Committee, six of the Appointments and Remuneration Committee and two of the Strategy, Ethics and Corporate Governance Committee.

Members of the Board of Directors also received a total sum of 219 thousand euros during 2005 by way of per diem allowances for attendance at Board Meetings of companies in the Group (233 thousand euros in 2004).

The overall salary remuneration received in financial year 2005 by members of the Board amounted to 1,697 and 925 thousand euros for the fixed and variable items, respectively (1,417 thousand euros and 965 thousand euros in 2004), and it comprises:

•                  Remunerations received by the Chairman of the Board during the year as a whole.

•                  Remunerations received by the Executive Co-Chairman, who resigned from his post on 14 May 2005.

•                  Remunerations received by the current Chairman of the Executive Committee and Chief Executive Officer from the date of his appointment on 14 May 2005.

•                  The remuneration received by the Executive Chairman of Aldeasa, S.A. and member of the Board of Directors of the Company, from the date of his appointment in Aldeasa on 16 June 2005.

The Executive Co-Chairman, who resigned from his post and left the Board of Directors of the Company during financial year 2005, received 985 thousand euros corresponding to the settlement of his professional relationship with the Company. In relation to existing remuneration plans consisting of rights over Company shares, the Chairman of the Board and the Chairman of the Executive Committee and Chief Executive Officer were, at the end of financial year 2005, the holders of 200,000 and 70,000 share option rights, respectively, granted in the year 2002 and tied to the Plan approved by the General Shareholders Meeting of June 2000.

Also, at the end of financial year, they were the holders of the right to receive 35,000 free shares each, by virtue of the Free Share Delivery Plan of Altadis, S.A, approved by the General Shareholders Meeting held in June 2005 in the event that the criteria set down in the regulations for the Plan are met (see Note 35).

Moreover, during 2005 the Chairman of the Board of Directors exercised the 50,000 share options which he still held from those granted in the year 2000.

During 2004, the two Executive Co-Chairmen exercised a total of 175,000 options. The options on 200,000 shares in Altadis, S.A., granted in 2002 to the Executive Co-Chairman who resigned in 2005, were cancelled in their entirety.

During financial year 2005 the Board of Directors of Altadis, S.A. approved of a retirement pension for the Chairman of the Board of Directors of the Company, amounting to a total 485 thousand euros per annum, which shall be received by him as from his retirement at the age of 60.

This pension was granted to the chairman of the Board taking into account all the years he served in an executive position until the restructuring of the governance of the Company on 29 June 1005. Said pension will be increased annually, when he turns 61 years of age and in subsequent years, taking the rate of inflation as a reference and 50% of the pension would revert, in the event of death of the beneficiary, to his wife. The present value of this pension amounts to approximately 8,200 thousand euros, and an insurance policy has been subscribed to subcontracts same, which has entailed a outlay of 2,103 thousand euros in financial year 2005.

Also, the Board of Directors approved of a retirement pension for the Chairman of the Executive Committee and Chief Executive Officer of the Company, amounting to 50 thousand euros per year in office as from his appointment, on 14 May 2005, with a ceiling of 500 thousand euros of annual pension when reaching 64 years of age. The resulting pension will likewise be updated according to the rate of inflation as from 2011 and 50% of the pension would revert to wife in the event of death. The present value of this commitment amounts to approximately 6,177 thousand euros, assuming he retires at the age of 64, and it will be sub-contracted as from financial year 2006 by means of the subscription of an insurance policy, and there were no outlays for this item in financial year 2005. The benefits of both these retirement pensions include the pensions benefits arising from social security, from the Company’s savings plan, and from any other retirement system supplementing those to which both Directors are entitled by virtue of their vested rights.

As of 31 December 2005 and 2004 there were no loans granted to members of the Board of Directors of Altadis, S.A. The total sum of benefits by means of life insurance and pensions for members of the Board of Directors amounted to 2,466 thousand euros in 2005 (330 thousand euros in 2004), including that stated in the previous paragraphs.

Remunerations to Senior Executives —

The remuneration for Senior Executives of the Parent Company, excluding those who are simultaneously also members of the Board of Directors (whose remunerations have been detailed above), during financial years 2004 and 2005, is summarised on the following table:

	No. of	Thousand
	Persons	of Euros

2004	12	4,661
2005	7	2,603

During 2005 a change took place in the managerial structure of the Group, in which the number of members of the Management Committee went from twelve to seven, these being those considered as Senior Executives. The amount stated as Senior Executive remuneration for 2005 contains sums accrued on account of this new structure of seven members during the year. In addition, two of the people appearing in this section as Senior Executives joined the Management Committee at different moments in the year, in May and October, respectively; the remuneration considered is that received from the date of their joining. The theoretical salary that the aforementioned persons would have received had they been hired on 1 January 2005, would have been EUR 3,184 thousand. The sums stated above do not contain the profits made by the exercise of the share options held by Senior Executives (see Note 35), which amounted to 605 and 4,470 thousand euros in financial years 2005 and 2004 respectively. As of 31 December 2005 and 2004 there were no loans granted to Senior Executives of Altadis, S.A. There are certain benefits regarding life insurance and pensions in favour of the aforementioned personnel, which have implied an overall sum of 276 thousand euros in 2005 (496 thousand euros in 2004).

Details of holdings in companies having similar activities and the undertaking by Directors of similar activities, whether on their own behalf or on behalf of others

As of 31 December 2005, members of the Board of Directors did not maintain any holdings in the capital of companies having the same, analogous or complementary type of activity to that forming the corporate purpose of the Parent Company. Likewise, they have not and do not carry out activities on their own behalf or on behalf of others having the same, analogous or complementary type of activity to that forming the corporate purpose of the Parent Company, with the exception of the following (including positions in Group and Associated companies):

Director	Position	Company

Antonio Vázquez Romero	Chairman	LOGISTA
Antonio Vázquez Romero	Director	SEITA
Antonio Vázquez Romero	Vice-Chairman of the Monitoring Board	RTM
Antonio Vázquez Romero	Director	Aldeasa, S.A.
Jean-Dominique Comolli	Chairman	SEITA
Jean-Dominique Comolli	Director	LOGISTA
Jean-Dominique Comolli	Director	Aldeasa, S.A.
Jean-Dominique Comolli	Chairman of the Monitoring Board	RTM
Charles-Henri Filippi	Director	SEITA
Javier Gómez-Navarro Navarrete	Chairman	ALDEASA
Gregorio Marañón y Bertrán de Lis	Director	LOGISTA
Jean-Pierre Marchand	Director	SEITA
Berge Setrakian	Director	Altadis USA

39.                               ENVIRONMENTAL MATTERS

Prevailing environmental regulations do not significantly affect the Group’s business activities and, accordingly, it does not have any environmental liability, expenses, revenues, subsidies, assets, provisions or contingencies that might be material with respect to its net worth, financial position and results. Therefore, no specific disclosures relating to environmental issues are included in these consolidated financial statements.

40.                               SUBSEQUENT EVENTS

On 14 February 2006, the Group announced its intention to reorganise and restructure its business activities in Spain and France. The estimated cost of this new plan is approximately €94 million and the plan will lead to 472 layoffs (239 in France and 233 in Spain).

41.                               EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These consolidated financial statements are presented on the basis of International Financial Reporting Standards. Certain accounting practices applied by the Group that conform with International Financial Reporting Standards may not conform with generally accepted accounting principles in other countries.

Exhibit I

ALTADIS, S.A. AND COMPANIES COMPRISING THE ALTADIS GROUP (31-12-05)

		Cost			% of
	Statutory	Thousands			Ownership
Companies and/or Groups	Auditor(a)	of Euros	Registered Office	Core Business	Total

Full consolidation —
SEITA(1)	Deloitte/& Barbier Frinault Autres (E&Y)	911,878	France	Tobacco and distribution	99.99
RTM	Deloitte	1,634,711	Morocco	Tobacco and distribution	100.00
Tabacalera Cigars International, S.A.	Deloitte	167,873	Spain	Holding company	100.00
LOGISTA(1)	Deloitte	141,664	Spain	Distribution and services	58.43
ITI Cigars	Deloitte	490,277	Spain	Holding company	100.00
Urex Inversiones, S.A.	Deloitte	43,287	Spain	Holding company	100.00
Altadis Finance, B.V.(2)	Barbier Frinault & Autres (E&Y)	1,028	Netherlands	Financial services	100.00
Altadis Emisiones Financieras, S.A.U	—	60	Spain	Financial services	100.00
Proportional consolidation —
Retail Airport Finance, S.L. (RAF)	Deloitte	136,211	Spain	Holding company	50.00
Equity method —
Tabacos Elaborados, S.A.(3)	Gaudit	192	Andorra	Tobacco	55.11
Tabaqueros Asociados, S.A.	Gaudit	138	Andorra	Tobacco	33.33
MTS Tobacco, S.A.	Ernst & Young	391	Spain	Tobacco machinery and replacement parts	40.00

				% of
				Subgroup
Companies and/or Groups	Statutory Auditor(a)	Registered Office	Core Business	ownership

SEITA Subgroup:
Full consolidation —
Meccarillos International	Ernst & Young	Luxembourg	Holding company	99.99
Société de Commercialisation de Bobines en Europe	Segec Audit	France	Sale of cigar bobbins	99.99
Philippine Bobbin Corporation Cigars	C.L. Manabat (Deloitte)	Philippines	Manufacture of cigar bobbins	99.99
Meccarillos France	Ernst & Young	Luxembourg	Trademark ownership	89.99
Meccarillos Switzerland	Ernst & Young	Luxembourg	Trademark ownership	59.99
SAF	Barbier Frinault & Autres (E&Y)	France	Distribution	99.99
Supergroup Distribution	Mazars & Guerard	France	Distribution	99.89
Nordipa	Ernst & Young	France	Distribution	99.99
Seita Participations	Barbier Frinault & Autres (E&Y)	France	Holding company	99.96
Altadis Belgium	Ernst & Young	Belgium	Cigarette distribution and promotion	99.83
Altadis Océan Indien	Mazars & Guerard	France Isla Reunión	Trademark ownership	99.76
Altadis Finland	Barbier Frinault & Autres (E&Y)	Finland	Distribution	99.76

				% of
				Subgroup
Companies and/or Groups	Statutory Auditor(a)	Registered Office	Core Business	ownership

Seitamat	Barbier Frinault & Autres (E&Y)	France	Purchase-sale and renting of material	99.29
Metavideotex Distribution	Barbier Frinault & Autres (E&Y)	France	Sale of automatic machines	84.64
Sitar Holdings, S.A.	HDM/Auditec	France Isla Reunión	Holding company	61.40
Coretab	Exa (E&Y)/HDM	France	Manufacture of cigarettes	99.99
Sodisco	Exa (E&Y)/HDM	France	Distribution	99.96
Altadis Holdings USA, Inc.(4)	Deloitte	US	Holding company	58.82
Consolidated Cigar Holdings Inc.(4)	Deloitte	US	Holding company	58.82
Altadis USA, Inc.(4)	Deloitte	US	Manufacture and sale of cigars	58.82
Tabacalera Brands Inc.(4)	Deloitte	US	Trademark ownership	58.82
Congar International, Inc.(4)	Deloitte	US	Manufacture and sale of cigars	58.82
Cuban Cigar Brands, N.V.(4)	—	Netherlands	Trademark ownership	58.82
Max Rohr, Inc.(4)	—	US	Trademark ownership	58.82
Macotab	Mazars & Guerard	France	Manufacture and sale of cigarettes	99.90
Altadis Polska	Deloitte	Poland	Manufacture and sale of cigarettes	96.20
Altadis Financial Services, S.N.C.(5)	Barbier Frinault & Autres (E&Y)	France	Financial services	60.00
LPM Promodem	Barbier Frinault & Autres (E&Y)	France	Shops, Fitting — out	100.00
Nicot Participations	Barbier Frinault & Autres (E&Y)	France	Financial services	100.00
Altadis Italia	Ernst & Young	Italy	Promotion	100.00
Sodim	Deloitte	France	Measurement instruments	100.00
Balkan Star	Deloitte	Russia	Manufacture and sale of cigarettes	99.69
Tahiti Tabacs	Roth Johnny	French Polynesia	Distribution of tobacco	100.00
Cartonnerie Reunionnaise	Exa (E&Y)	France	Elaboración de cartonajes	74.58
Altadis Hungary	Deloitte	Hungary	Promotion	100.00
Altadis Deutschland	Ernst & Young	Deutschland	Promotion	100.00
Sugro	Fagot	France	Distribution	99.70
Altadis Ceska	Deloitte	Republic Czech	Promotion	100.00
Altadis Hellas	Ernst & Young	Grece	Promotion	100.00
Altadis Austria	Deloitte	Austria	Promotion	100.00
Altadis Luxembourg	Ernst & Young	Luxembourg	Distribution and promotion of tobacco	100.00
RP Diffusion	—	France	Distribution	100.00
SEITA Subgroup:
Equity method —
LTR Industries	Deloitte	Frence	Reconstituted tobacco	28.00
Intertab	Pricewaterhouse- Coopers	Switzerland	Financial Services	50.00
Mitsa	—	Andorra	Manufacture	24.00

				% of
				Subgroup
Companies and/or Groups	Statutory Auditor(a)	Registered Office	Core Business	ownership

LOGISTA Subgroup Full consolidation —
Distribérica, S.A.	—	Spain	Distribution of published material and other products	100.00
Distribarna, S.A.	BDO	Spain	‘’	100.00
Distribuidora de Publicaciones del Sur, S.A.	BDO	Spain	‘’	100.00
Distribuidora del Este, S.A.	BDO	Spain	‘’	50.00
Distribuidora de las Rías, S.A.	—	Spain	‘’	100.00
Asturesa de Publicaciones, S.A.	—	Spain	‘’	100.00
Promotora Vascongada de Distribuciones, S.A.	—	Spain	‘’	100.00
Distribuidora de Navarra y del Valle del Ebro, S.A.	—	Spain	‘’	60.00
Comercial de Prensa SIGLO XXI, S.A.	BDO	Spain	‘’	80.00
Publicaciones y Libros, S.A.	BDO	Spain	‘’	100.00
Distribuidora Valenciana de Ediciones, S.A.	BDO	Spain	‘’	50.00
Distriburgos, S.A.	—	Spain	‘’	50.00
Midesa Sociedade Portuguesa de Distribuição, SGPS, S.A	Deloitte	Portugal	‘’	100.00
Jornal Matinal, Lda	Deloitte	Portugal	‘’	100.00
Marco Postal, LDA	Deloitte	Portugal	‘’	70.00
Librodis Promotora y Comercializadora del Libro, S.A.	—	Spain	‘’	60.00
Logilivro, Logística do Livro, Lda	Deloitte	Portugal	‘’	85.00
Distribuidora del Noroeste, S.L.	BDO	Spain	‘’	51.00
Midsid Sociedade Portuguesa de Distribuição, SGPS, S.A	Deloitte	Portugal	Distribution of tobacco and other products	100.00
Logirest, S.L.	—	Spain	Distribution to catering outlets	60.00
Logista-Dis, S.A.	BDO	Spain	Distributor	100.00
La Mancha 2000, S.A.	BDO	Spain	‘’	100.00
Dronas 2002, S.L.	Deloitte	Spain	Industrial and express parcel delivery and pharmaceutical logistics	100.00
Logesta Gestión de Transporte, S.A.	BDO	Spain	Goods transport	51.00
Logista France, S.A.	Barbier Frinault & Autres (E&Y)	France	Distribution	100.00
Logista Italia, S.p.A.	Deloitte	Italy	Tobacco distribution	100.00
Terzia S.P.A	Deloitte	Italy	Distribution	68.00
Daci S.P.A	—	Italy	Distribution	68.00

				% of
				Subgroup
Companies and/or Groups	Statutory Auditor(a)	Registered Office	Core Business	ownership

Equity method —
Distibuidora de Prensa por Rutas, S.A.	—	Spain	Distribution of published material and other products	32.00
International News Portugal, LDA	—	Portugal	‘’	20.00
Urex Inversiones Subgroup:
Full consolidation —
Servicio de Venta Automática, S.A.	Deloitte	Spain	Distribution via vending machines	100.00
Logivend, S.A.	Deloitte	Spain	Distribution via vending machines	100.00
Hebra Promoción e Inversiones, S.A.	Deloitte	Spain	Investment promotion	100.00
Tabacmesa, S.A.	Deloitte	Spain	Sales in duty-free zones	100.00
Interprestige, S.A.	Deloitte	Spain	Operation of sports facilities	100.00
Comercializadora de Productos de Uso y Consumo, S.A.	Deloitte	Spain	Distributor	100.00
Glopro International Ltd.	Deloitte	The Bahamas	Trademark acquisition and ownership	100.00
Urecor Comunicaciones y Medios, S.L	—	Spain	Holding company	75.00
Equity method —
Compañía Española de Tabaco en Rama, S.A.	KPMG	Spain	Production and sale of raw tobacco	20.82
Unión Ibérica de Radio, S.A.	Audycuenta	Spain	Radio stations	27.78
ITI Cigars Subgroup:
Full consolidation —
Inversiones Tabaqueras Internacionales, S.A.	—	Spain	Holding company	100.00
Empor	—	Portugal	Tobacco distribution	70.00
Emporlojas	—	Portugal	Tobacco distribution	100.00
Tabacalera Brands, S.L.	—	Spain	Holding company	100.00
ITB Corporation	—	The Bahamas	Trademark acquisition and ownership	100.00
Proportional consolidation —
Corporación Habanos Subgroup	Deloitte	Cuba	Sale and distribution of cigars	50.00
Internacional Cubana de Tabaco, S.L	Ernst & Young	Cuba	Manufacture and sale of small cigars	50.00
Promotora de Cigarros, S.L.	Deloitte	Spain	Sale of cigars	50.00
RAF Subgroup:
Full consolidation — Aldeasa, S.A.	Deloitte	Spain	Sales in duty-free zones	99.61

				% of
				Subgroup
Companies and/or Groups	Statutory Auditor(a)	Registered Office	Core Business	ownership

Tabacalera Cigars International Subgroup:
Full consolidation —
800 JR Cigar, Inc.	Deloitte	US	Distribution of cigars	51.00
MC Management	Deloitte	US	Distribution of cigars	51.00
Tabacalera de García, SAS	Deloitte	France	Manufacture and sale of cigars	100.00
La Flor de Copán, SAS	Deloitte	France	Manufacture and sale of cigars	100.00

(1)          This percentage does not include the shares affected by the stock option plans (see notes 5.13 and 35).

(2)          SEITA owns 50.00% of this shareholding.

(3)          Altadis, S.A. indirectly owns 21.78% through Tabaqueros Asociados, S.A.

(4)          Altadis, S.A. owns the other 41.18% through Tabacalera Cigars International, S.A.

(5)          Altadis, S.A. owns the other 40.00% through Urex Inversiones, S.A.

(a)          Where no information is given, the individual company does not reach the threshold above which it would be subject to statutory audit.

Section D — Audited financial statements of Altadis for the financial year ended 31 December 2004

Page references in this section refer to the original financial statements and not to this Circular.

Altadis Group 2004 Financial Information

Consolidated Balance Sheets

as of December 31, 2004 and 2003 (Thousands of Euros)

	Year 2004	Year 2003
ASSETS
FIXED AND OTHER NONCURRENT ASSETS:
Start-up expenses	1,360	2,541
Intangible assets (Note 5)	558,463	592,375
Tangible fixed assets (Note 6) —	852,619	803,509
Land and structures	741,072	695,192
Plant and machinery	1,251,653	1,243,658
Other fixtures, tools and furniture	157,297	147,589
Other tangible fixed assets	137,191	100,678
Advances and construction in progress	74,307	60,418
Accumulated depreciation and allowances	(1,508,901)	(1,444,026)
Long-term investments (Note 7)	367,878	763,934
Tax receivables for tax prepayments (Note 18)	288,872	294,155
Parent company shares (Note 8)	16,188	11,907
Total fixed and other noncurrent assets	2,085,380	2,468,421
GOODWILL (Note 9)	2,604,613	1,999,200
DEFERRED CHARGES	14,892	16,867
CURRENT ASSETS:
Inventories (Note 10)	1,792,787	1,485,728
Accounts receivable (Note 11)	2,847,589	2,070,846
Short-term investments (Note 12)	934,078	710,957
Cash	294,672	353,405
Accrual accounts	37,868	47,869
Total current assets	5,906,994	4,668,805
TOTAL ASSETS	10,611,879	9,153,293
SHAREHOLDERS’ EQUITY AND LIABILITIES
SHAREHOLDERS’ EQUITY (Note 13):
Capital stock	169,933	174,283
Additional paid-in capital	—	132,219
Reserves at the Parent Company —	105,123	141,236
Legal reserve	33,987	36,657
Voluntary reserves	1,178	38,902
Revaluation reserve	53,461	53,461
Reserves for treasury stock	16,188	11,907
Differences due to redenomination of capital stock in euros	309	309
Reserves at consolidated companies	663,409	669,621
Translation differences	(307,961)	(279,747)
Income for the year attributable to the Parent Company	413,311	293,151
Total shareholders’ equity	1,043,815	1,130,763
MINORITY INTERESTS (Note 14)	291,487	279,111
NEGATIVE DIFFERENCES IN CONSOLIDATION (Note 9)	42,220	43,299
DEFERRED REVENUES	6,025	4,017
PROVISIONS FOR LONG-TERM CONTINGENCIES AND EXPENSES (Note 15)	360,944	507,117
LONG-TERM DEBT:
Debentures and other marketable debt securities (Note 16)	1,100,000	1,100,000
Payable to credit institutions (Note 16)	693,167	943,111
Other accounts payable (Note 17)	136,011	123,049
Total long-term debt	1,929,178	2,166,160
CURRENT LIABILITIES:
Debentures and other marketable debt securities (Note 16)	587,195	265,182
Payable to credit institutions (Note 16)	703,552	776,171
Payable to Associated companies (Note 20)	12,350	6,724
Trade accounts payable	1,347,858	1,208,059
Other nontrade payables —	3,976,397	2,740,130
Payable to public authorities (Note 18)	3,680,172	2,574,703
Other accounts payable	296,225	165,427
Provisions for short-term contingencies and expenses (Note 15)	303,161	18,003
Accrual accounts	7,697	8,557
Total current liabilities	6,938,210	5,022,826
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	10,611,879	9,153,293

The accompanying Notes 1 to 26 and Exhibit I are an integral part of the 2004 consolidated balance sheets.

Consolidated Statements of Income

for 2004 and 2003
(Thousands of Euros)

	Year 2004	Year 2003
DEBIT

EXPENSES:
Reduction in finished product and product in-process inventories	9,544	6,369
Procurements (Note 19-a)	6,868,351	6,736,214
Personnel expenses (Note 19-b)	792,070	749,628
Depreciation and amortization expense	175,058	162,664
Variation in operating allowances	(1,356)	(10,503)
Other operating expenses —
Outside services	907,203	874,324
Taxes other than income tax	66,558	72,429
Total operating expenses	8,817,428	8,591,125
Operating income	938,443	915,325
Financial expenses	183,577	131,259
Variation in provisions for financial investments	(1,567)	(1,895)
Exchange losses	48,633	62,715
Total financial expenses	230,643	192,079
Amortization of goodwill (Note 9-a)	156,920	117,983
Ordinary operating income	714,666	730,132
Variation in provisions for and losses on tangible fixed and intangible assets	2,414	(7)
Extraordinary expenses (Note 19-c)	89,161	312,920
Total extraordinary losses	91,575	312,913
Extraordinary income	10,493	—
Consolidated income before taxes	725,159	479,404
Corporate income tax (Note 18)	255,608	142,517
Consolidated income for the year	469,551	336,887
Income attributable to minority interests (Note 21)	56,240	43,736
Income attributable to the Parent Company	413,311	293,151

The accompanying Notes 1 to 26 and Exhibit I are an integral part of the 2004 consolidated statement of income.

	Year 2004	Year 2003
CREDIT

REVENUES:
Net sales	9,707,087	9,473,160
Capitalized expenses on fixed assets	231	276
Other operating revenues	48,553	33,014
Total operating revenues	9,755,871	9,506,450
Revenues from loans to Associated companies	1,410	1,243
Revenues from other marketable securities	1,900	3,038
Revenues from short-term investments	88,863	71,969
Exchange gains	37,875	32,905
Total financial revenues	130,048	109,155
Financial loss	100,595	82,924
Share in income of companies accounted for by the equity method (Note 7-a)	33,738	15,714
Gains on disposal of holdings in consolidated companies	1,545	15,582
Gains on fixed assets (Note 6)	67,142	13,871
Extraordinary revenues (Note 19-d)	33,381	32,732
Total extraordinary income	102,068	62,185
Extraordinary loss	—	250,728

Notes to 2004 Consolidated Financial Statements

1.                              Description of the Altadis Group

Altadis, S.A. (“the Parent Company”) was incorporated on March 5, 1945, under the name of Tabacalera Sociedad Anónima, Compañía Gestora del Monopolio de Tabacos y Servicios Anejos, which was subsequently changed to Tabacalera, S.A. Its current name was approved by the Shareholders’ Meeting on November 13, 1999.

The Group’s core business lines are the manufacture and marketing of cigars and cigarettes and the distribution of tobacco and other products.

In 1999 a business association process was carried out between Tabacalera, S.A. and SEITA (Société Nationale d’Exploitation Industrielle des Tabacs et Allumettes, S.A.). This transaction took the form of a Public Echange offer by Tabacalera, S.A. for all the shares of SEITA, and 19 shares of Tabacalera, S.A. were delivered for every 6 shares owned by the SEITA shareholders who accepted the offer. 83.07% of the capital stock of SEITA was acquired in this transaction, which was approved by Tabacalera, S.A.’s Shareholders’ Meeting on November 13, 1999, which also changed the Company’s corporate name to Altadis, S.A., as indicated above. After various subsequent acquisitions and a delisting tender offer for SEITA shares that Altadis, S.A. completed in January 2003, the Parent Company acquired all the shares of SEITA owned by minority shareholders.

A detail of the investees included in the scope of consolidation as of December 31, 2004, indicating, inter alia, the Parent Company’s ownership interest and the cost thereof, their respective lines of business, registered offices and corporate names, is included in Exhibit I.

Altadis, S.A.’s registered office is located in Madrid.

2.                              Basis of presentation of the consolidated financial statements and consolidation principles applied

a)                             Basis of presentation

The consolidated financial statements, which were prepared by the directors of Altadis, S.A. from the accounting records and financial statements of Altadis, S.A. and its subsidiaries, are presented in accordance with the Spanish National Chart of Accounts and the consolidation standards established by Spanish corporate legislation and, accordingly, give a true and fair view of the net worth, financial position and results of operations of the consolidated Group.

The financial statements of Altadis, S.A., and those of its subsidiaries, which were prepared by the directors of each company, will be submitted for the approval of the related Shareholders’ Meetings.

The directors of Altadis, S.A. will also submit these consolidated financial statements for approval by the Shareholders’ Meeting, and consider that they will be approved without any changes.

b)                             Consolidation principles

The investees included in consolidation which the Parent Company directly or indirectly manages by virtue of ownership of a majority of the voting rights in their representation and decision-making bodies were fully consolidated.

Investees managed jointly by the Parent Company and by third parties, with neither owning a majority of the voting rights, were proportionally consolidated.

Lastly, when the Parent Company directly or indirectly has a significant influence in an investee’s representation and decision-making bodies but does not have control, the investee was accounted for by the equity method. In general it is assumed that there is significant influence when the Group’s percentage of ownership is over 20% in the case of unlisted investees, or over 3% in the case of listed investees, provided the percentage of ownership does not exceed 50%.

All material balances and transactions between fully or proportionally consolidated companies were eliminated in consolidation.

The value of other shareholders’ holdings in the net worth and results of the fully consolidated companies are presented under the “Minority Interests” and “Income Attributable to Minority Interests” captions, respectively, in the accompanying consolidated balance sheet and consolidated statement of income.

In the consolidation process the accounting policies and methods used by the consolidated companies were unified with those used by the Group.

The methods used for translating to euros the various captions in the balance sheets and income statements of the foreign companies that were included in the scope of consolidation were as follows:

a.                         Assets and liabilities were translated at the official year-end exchange rates.

b.                        Capital and reserves were translated at historical exchange rates.

c.                         The income statements were translated at the average exchange rates for the year.

The differences arising from the application of these methods were included under the “Shareholders’ Equity —Translation Differences” caption.

The accompanying consolidated financial statements do not include the tax effect, if any, of transferring the reserves of the consolidated companies to the Parent Company’s equity.

c)                              Comparative information

The most significant variations in the scope of consolidation in 2003 and 2004 with an effect on the interyear comparison were as follows:

a.                              Acquisitions in 2003

In July 2003 the Parent Company acquired 80% of Régie des Tabacs, S.A. of Morocco (“RTM”) for €1,309 million. In addition, in October 2003 the Tabacalera Cigars International Subgroup acquired a 51% holding in JR Cigar Inc., which operates in the United States.

For comparison purposes, the impact of these acquisitions on the “Net sales” and “Consolidated Income” captions is as follows:

	2003(*)	2004
	Thousand of euros

Net sales	199,082	558,480
Consolidated income	(5,408)	(7,905)

(*)         Figures consolidated at the Altadis Group since the acquisition date.

b.                              Acquisitions in 2004

At the end of 2004, the Group acquired 99.69% of Balkanskaya Zvezda (“Balkan Star”), whose registered office is located in Russia, for €245 million. In addition, in December 2004 the subsidiary Logista, S.A. acquired 96% of the Italian group Etinera for €567 million.

For comparison purposes, the impact of these two acquisitions on the “Net sales”, “Consolidated Income” and “Total Assets” captions is as follows:

2004(*)
Thousand of
euros

Net sales	20,977
Consolidated income	1,709
Total assets	1,656,806

(*)         Figures consolidated at the Altadis Group since the acquisition date.

3.                              Distribution of the Parent Company’s income

The proposed distribution of the Parent Company’s income that the directors will submit for approval by the Shareholders’ Meeting is to distribute: a dividend of €0.9 per share, with a charge to income for the year of Altadis, S.A. and the remaining balance will be used to increase the balance of the Parent Company’s voluntary reserves.

4.                              Valuation standards

The main valuation methods applied in preparing the 2004 consolidated financial statements were as follows:

a)                             Intangible assets

Intangible assets are stated at cost, as follows:

1.                         The balance of the “Intellectual Property and Trademarks” account includes the acquisition cost of the rights on certain brands of cigars, little cigars and cigarettes and/or the value assigned to them in the consolidation process. The Group amortizes these rights on a straight-line basis over a period of 20 years.

2.                         Computer software is recorded at acquisition cost and is amortized on a straight-line basis over five years. The related maintenance costs are expensed currently.

3.                         The rights under financial lease contracts are recorded as intangible assets at the cash value of the related assets, and the total debt for lease payments plus the amount of the purchase option are recorded as a liability. The difference between the two amounts, which represents the interest expenses on the transaction, is recorded as a deferred expense and is allocated to income each year by the interest method. These rights are amortized by the straight-line method over the useful lives of the related assets.

The Group records the related allowances to recognize possible losses of a reversible nature on its intangible assets, calculated as the differences between their net book value and their realizable or market value.

When the circumstances giving rise to such differences are permanent and, accordingly, the losses are irreversible, the Group reduces the value of the related asset by recording extraordinary amortization.

b)                             Tangible fixed assets

Tangible fixed assets are carried at cost, revalued, in the case of certain consolidated companies, pursuant to applicable legislation in the various countries. The increase in the amounts of depreciation taken by consolidated companies in 2004 due to the effect of these revaluations was not material.

Upkeep and maintenance expenses are expensed currently. However, the costs of improvements leading to increased capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

The consolidated companies depreciate their tangible fixed assets by the straight-line method at annual rates based on the years of estimated useful life of the related assets. The rates used are as follows:

Depreciation
Rate (%)

Structures	2 – 4
Plant and machinery	10 – 25
Other fixtures, tools and furniture	6 – 25
Other tangible fixed assets	10 – 33

The Group records the appropriate allowances, which are generally calculated based on appraisals performed by independent third parties, to recognize possible losses arising from the differences between the net book value and the market value of assets, basically property, that are no longer in use or are in the process of being sold.

c)                              Long- and short-term investments

Holdings in the capital stock of non consolidated companies and ownership interests in Group and Associated companies not considered strategic and not included in consolidation are valued at the lower of cost or market.

The “Long-Term Investment Securities” account includes the LOGISTA and SEITA shares assigned to the stock option compensation plans defined for management of each of these two Group companies (see Notes 4-o and 7-b).

In the case of listed companies, market value was deemed to be the lower of market price at year-end or average market price in the last quarter of the year.

In the case of unlisted companies, market value was calculated based on the underlying book value of the holding at year-end, adjusted by the amount of the unrealized gains disclosed at the time of the acquisition and still existing at the date of subsequent valuation.

Allowances are recorded to recognize the unrealized losses (cost higher than market value) on the holdings.

Marketable securities whose redemption value and yield are guaranteed by the issuer entities are recorded at cost and the unmatured accrued interest is capitalized.

Loans granted to associated companies and other loans and credits are recorded at the amounts delivered and not yet repaid. The Group has recorded allowances to cover the risk of noncollectibility, calculated based on the probability of recovering each debt depending on its age and the solvency of the debtor.

The guarantees and deposits, which have generally been provided to guarantee compliance with contractual obligations, are valued at the amounts disbursed.

The Group generally places its cash surpluses in deposits and other financial assets which are recorded at the unmatured amounts actually disbursed. Interest revenues on these transactions are calculated by the interest method as they accrue.

d)                             Financial derivatives

Transactions whose purpose and effect are to eliminate or reduce exchange rate or interest rate risks in asset and liability positions or in other transactions are treated as hedging transactions. The gains or losses arising over the lives of these financial derivatives are credited or charged to consolidated income using the same timing of recognition method as that used for the main asset and liability items and transactions whose risks they hedge.

e)                              Parent Company shares

The shares of treasury stock of the Parent Company the use of which has not yet been decided upon are recorded under the “Parent Company Shares” caption on the asset side of the consolidated balance sheet at the lowest of cost, market value or underlying book value per the consolidated balance sheet of the Altadis Group as of December 31, 2004. Market value is deemed to be the lower of average market price in the last quarter of the year or year-end market price. The Group records the related allowance, with a charge to the consolidated statement of income, for the difference between cost and market value, if the latter is lower, and with a charge to unrestricted reserves or to additional paid-in capital for the remaining amount up to the underlying book value, in accordance with the Regulations thereon issued by the Spanish Accounting and Audit Institute (ICAC) (see Note 8).

f)                                Goodwill and negative differences in consolidation

The positive or negative differences between the acquisition cost of a holding in a consolidated company and its underlying book value on the date of purchase which cannot be allocated to specific assets, increasing or decreasing the value thereof, are recorded under the “Goodwill” or “Negative Differences in Consolidation” captions, respectively, in the consolidated balance sheet.

Goodwill is amortized on a straight-line basis over the period during which the Parent Company’s directors consider that it will contribute to the generation of income for the Group, up to the legally-stipulated maximum of 20 years, the detail being as follows:

Goodwill	Years

RTM	4.5 – 20
Altadis Polska	15
Supergroup Distribution	10
Altadis Finland	10
LPM Promodern	10
Philippine Bobbin Corporation Cigars	10
Aldeasa, S.A.	9 – 15
Unión Ibérica de Radio, S.A.	5
Other goodwill	20

Of the total goodwill that arose in the acquisition of RTM, the portion relating to the monopoly on the import and wholesale distribution of tobacco products in Morocco, calculated on the basis of the projected future income attributable to the holding of the monopoly, will be amortized on a straightline basis before January 1, 2008, the projected date of expiration of the monopoly. The remaining goodwill relating to this company will be amortized in accordance with the Group’s general criteria over 20 years.

Negative differences in consolidation are charged to income as and when the reasons which gave rise to the differences at the time of acquisition become known.

g)                             Deferred charges

The balance of this account includes basically the unaccrued financial expenses arising from the financing obtained for the purchase of the leased assets, which are being amortized by the interest method based on the payment deferral period and the interest rated agreed upon.

The account also includes the loan arrangement expenses incurred by the Group in the acquisition of RTM, which are being charged to income by the interest method.

h)                             Inventories

Inventories of raw materials and merchandise are valued at the lower of cost or market. Cost is determined using the weighted average cost method.

Semifinished and finished goods are valued at the lower of production cost or market. Production cost consists of the cost of raw materials and other consumables plus the remaining manufacturing costs directly allocable to the product and any indirect costs allocable to it.

The Altadis Group records allowances to recognize the decline in value of obsolete or slow-moving inventories and to adjust the value of inventories whose cost exceeds their market value or net realizable value.

i)                                Classification of receivables and payables

In the accompanying consolidated balance sheet, receivables and payables maturing in 12 months or less from year-end are classified as current assets and current liabilities, respectively, and those maturing at over 12 months as long-term items.

j)                                Foreign currency transactions

Transactions in foreign currencies are recorded at their equivalent value in euros calculated at the exchange rates ruling at the transaction date. Exchange gains or losses arising on the settlement of foreign currency transaction balances are recognized in consolidated income when they arise.

Unhedged foreign currency balances receivable and payable at year-end are translated to euros at the exchange rates then prevailing. The unrealized net exchange losses in each group of foreign currencies of similar maturity and market performance are recognized as expenses and the unrealized net gains, similarly determined, are deferred to maturity. The balances hedged by forward exchange or futures transactions are translated to euros at the hedged exchange rate.

The exchange differences resulting from the specific financing transactions for investments in foreign companies which hedge the exchange rate risk on these investments are included under the “Translation Differences” caption in the accompanying consolidated balance sheet.

k)                             Severance costs

Under current labor legislation and as stipulated in certain labor contracts, the Group companies are required to make severance payments to employees terminated under certain conditions.

When a restructuring plan is approved by the directors, made public and notified to the employees, the Group records the appropriate provisions to meet future payments arising from implementation of the plan, based on the best estimates available of the projected costs per the related actuarial studies (see Note 15).

l)                                Corporate income tax

The expense for corporate income tax of the year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, net of tax relief and tax credits. The Parent Company files consolidated tax returns with all the companies in which it had a direct holding of over 75% as of January 1, 2004, and which are domiciled in Spain for tax purposes.

The tax assets arising from tax losses and the prepaid taxes arising from timing differences are only capitalized if there are no doubts as to their recovery and if they will be recovered within a maximum of ten years.

m)                          Provisions for contingencies and expenses

The Group records provisions for the estimated amounts required to meet possible or certain liabilities arising from litigation in progress or from indemnity payments or obligations of an undetermined amount, and collateral and other guarantees provided by the consolidated companies. These provisions are recorded when the circumstances giving rise to such liability become known.

n)                             Pension and other commitments to employees

The main Group companies have undertaken to supplement the social security benefits received by certain groups of employees, mainly in the event of retirement, disability or death.

In general, the commitments relating to serving and retired employees in these groups are defined contribution commitments and have been externalized through external pension plans and insurance policies. The contributions made by the Group are recorded under the “Personnel Expenses” caption in the consolidated statement of income for the year, and the amounts payable in this connection are recorded under the “Long-Term Debt — Other Payables” and “Current Liabilities — Other Payables” captions in the accompanying consolidated balance sheet.

The French Group companies assign a percentage of their income for each year to compensation for their employees, in accordance with current legislation. This amount is externalized by each company, in the name of the employee, in certain marketable securities which the employees generally cannot sell for a period of five years. The expense recorded in this connection in 2004 amounted to €22,378 thousand and is recorded under the “Personnel Expenses” caption in the accompanying consolidated statement of income.

Additionally, there are defined commitments to certain groups of employees, which are generally externalized and are valued based on actuarial studies. The related provisions are recorded under the “Provisions for Contingencies and Expenses” caption in the accompanying consolidated balance sheet (see Note 15). In this connection, the collective labor agreements or current agreements between certain consolidated companies (mainly Altadis, S.A., SEITA and RTM) and certain groups of their employees stipulate the companies’ obligation to make a one-time set payment on retirement or termination, provided certain conditions, relating generally to the date the employee was hired and his/her years of service, are met. Also, Altadis USA, Inc. is obliged to make certain periodic pension payments to its employees from the date on which they retire.

o)                             Compensation systems linked to the share price

As indicated in Note 19-b, the Parent Company and the subsidiaries SEITA and LOGISTA have instrumented various stock option plans for directors holding executive office, executives and employees.

In order to hedge the possible variations in the share price as compared with the exercise prices of the stock options granted by Altadis, S.A. and of those granted by LOGISTA in 2000, the two companies have entered into equity swap contracts with financial institutions. The costs of the contracts are accrued by the interest method. Also, provisions are recorded to meet the possible loss that might arise from settlement of these contracts, calculated as the difference between the contract value and the lower of the market value at year-end or the exercise price of the options.

In the case of the SEITA stock option plans and of the stock option plan launched by LOGISTA in 2002, the shares required for the options granted and not yet exercised were acquired, and these shares are recorded under the “Long-Term investments — Long-Term Securities Portfolio” caption, valued at the lowest of acquisition cost, market value or the exercise price of the related options (see Note 7-b).

p)                             Recognition of revenues and expenses

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

However, in accordance with the accounting principle of prudence, the consolidated companies only record realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

In the case of the sales on consignment of certain products (revenue stamps and certain tobacco products), the related sale and purchase transactions are recorded simultaneously at the date of the sale.

The Parent Company and LOGISTA deliver tobacco for promotional purposes to serving and retired employees. The expense in this connection, which in 2004 amounted to approximately €6,280 thousand, is recorded when it is paid under the “Other Operating Expenses” caption in the accompanying consolidated statement of income.

Pursuant to the regulations in the main countries in which it operates, the Group pays excise taxes on the tobacco products it sells, which are passed on to customers. The Group does not record as revenues or expenses the amounts relating to excise taxes, which amounted to approximately €16,245,356 thousand in 2004.

5.                              Intangible assets

The variations in 2004 in intangible asset accounts were as follows:

			Changes in
			Consolidation
	Balance at	Additions or	Scope	Retirements or		Translation	Balance at
	12/31/03	Provisions	(Note 2-c)	Reductions	Transfers	Differences	12/31/04
	Thousands of Euros

Cost:
Intellectual property and trademarks	622,419	1,125	6,892	(3,868)	(321)	(27,556)	598,691
Computer software	57,736	3,007	1,586	(3,137)	28,032	15	87,239
Rights on leased assets	54,178	129	1	(569)	(6,463)	—	47,276
Other intangible assets	13,291	6,571	627	(38)	(17,685)	85	2,851
	747,624	10,832	9,106	(7,612)	3,563	(27,456)	736,057
Accumulated amortization:
Intellectual property and trademarks	(114,858)	(31,638)	(4,308)	174	10,940	7,402	(132,288)
Computer software	(35,087)	(11,065)	(344)	3,101	4,843	(2)	(38,554)
Rights on leased assets	(3,143)	(1,644)	(1)	—	(1,835)	—	(6,623)
Other intangible assets	(2,148)	(830)	(43)	—	2,339	566	(116)
	(155,236)	(45,177)	(4,696)	3,275	16,287	7,966	(177,581)
Allowances	(13)	—	—	—	—	—	(13)
Total	592,375	(34,345)	4,410	(4,337)	19,850	(19,490)	558,463

The balance of the “Intellectual Property and Trademarks” account includes mainly the acquisition cost of and/or the value assigned in consolidation to several brands of cigars and little cigars.

The “Rights on Leased Assets” account includes the value of the building housing the Group’s registered office in Madrid.

Lease
						Lease	Payments
Contract		Interest Rate		Accumulated	Unaccrued	Payments	Paid in	Purchase
Term	Time Elapsed	(%)	Original Cost	Amortization	Interest	Payable(*)	the Year	Option(*)
Thousands of Euros

121 months	24 months	Euribor + 0.6	42,281	(1,774)	7,248	46,074	2,873	25,000

(*)         The amount of the purchase option is included in the lease payments payable.

€23,876 thousand of the Group’s intangible assets had been fully amortized as of December 31, 2004.

6.                              Tangible fixed assets

The variations in 2004 in tangible fixed asset accounts and in the related accumulated depreciation were as follows:

			Changes in
			Consolidation
	Balance at	Additions or	Scope	Retirements or		Translation	Balance at
	12/31/03	Provisions	(Note 2-c)	Reductions	Transfers	Differences	12/31/04
	Thousands of Euros

Cost:
Land and structures	695,192	4,131	46,377	(12,967)	11,164	(2,825)	741,072
Plant and machinery	1,243,658	18,110	(25,148)	(31,798)	50,894	(4,063)	1,251,653
Other fixtures, tools and furniture	147,589	3,788	(501)	(5,970)	12,440	(49)	157,297
Other tangible fixed assets	100,678	2,638	28,966	(3,854)	8,957	(194)	137,191
Construction in progress	60,418	110,125	1,434	(166)	(97,340)	(164)	74,307
	2,247,535	138,792	51,128	(54,755)	(13,885)	(7,295)	2,361,520
Accumulated depreciation:
Structures	(332,688)	(26,651)	(3,810)	6,837	5,570	973	(349,769)
Plant and machinery	(928,929)	(79,236)	25,063	29,527	(4,737)	2,291	(956,021)
Other fixtures, tools and furniture	(100,521)	(13,535)	487	5,628	1,141	(64)	(106,864)
Other tangible fixed assets	(73,459)	(9,278)	(2,796)	3,310	4,125	(242)	(78,340)
	(1,435,597)	(128,700)	18,944	45,302	6,099	2,958	(1,490,994)
Allowances	(8,429)	(11,352)	—	1,820	33	21	(17,907)
Total	803,509	(1,260)	70,072	(7,633)	(7,753)	(4,316)	852,619

The most significant additions in 2004 related to plant improvements and increases in capacity, which form part of the Company’s ordinary business activities. The variations in the scope of consolidation correspond basically to the inclusion of the tangible fixed assets relating to the companies acquired in the year, mainly, Balkan Star and Etinera.

The tangible fixed asset retirements related mainly to the sale of properties in Málaga and San Sebastián, which gave rise to a gain of €65,035 thousand.

The net book value of the assets not used in the Group’s operations as of December 31, 2004, amounted to €26,009 thousand and related mainly to properties.

€770,885 thousand of the Group’s tangible fixed assets had been fully depreciated as of December 31, 2004.

7.                              Long-term investments

The variations in 2004 in the “Long-Term Investments” caption and in the related allowances were as follows:

			Changes in
	Balance at	Additions or	Consolidation	Retirements or	Balance at
	12/31/03	Provisions	Scope	Reductions	12/31/04
	Thousands of Euros

Cost:
Investments in associated companies — Companies accounted for by the equity method	223,276	33,738	14,189	(12,577)	258,626
Other investments	123,788	36,607	(12,319)	(98,328)	49,748
Long-term investment securities	29,545	—	—	(11,925)	17,620
Other loans	409,042	350	214	(348,491)	61,115
Long-term deposits and guarantees	20,748	5,551	44	(6,175)	20,168
	806,399	76,246	2,128	(477,496)	407,277
Allowances	(42,465)	(853)	(201)	4,120	(39,399)
Total	763,934	75,393	1,927	(473,376)	367,878

a)                             Holdings in associated companies

Companies accounted for by the equity method

The variations in 2004 in the investments in companies accounted for by the equity method were as follows:

	Balance at	Changes		Share in Income	Distribution	Distribution
	12/31/03	in scope	Reductions	(Loss) for the Year	of Dividends	of Dividends
	Thousands of Euros

Direct ownership interests:
Aldeasa, S.A.	59,568	—	—	10,077	(6,478)	63,167
CITA Tabacos de Canarias, S.L.	24,474	—	—	4,193	—	28,667
Tabaqueros Asociados, S.A.	772	—	—	417	(311)	878
Tabacos Elaborados, S.A.	1,107	—	—	611	(456)	1,262
Tacisa(*)	—	11,364	—	(3,415)	—	7,949
MTS(*)	—	1,887	—	783	—	2,670
Urex Inversiones Subgroup:
Compañía Española de Tabaco en Rama, S.A.	10,779	—	—	1,052	—	11,831
Unión Ibérica de Radio, S.A.	1,901	—	—	451	3	2,355
Inversiones Tabaqueras
Internacionales Cigars (ITI Cigars) Subgroup	251	17	(159)	—	—	109
LOGISTA Subgroup:
Iberia, L.A.E., S.A.	117,541	—	(48)	14,740	(1,835)	130,398
Distribuidora del Noroeste, S.L.	480	—	—	80	—	560
Other	336	—	—	145	(180)	301
SEITA Subgroup:
Intertab(*)	—	896	—	180	—	1,076
LTR Industries	6,067	—	—	4,016	(3,113)	6,970
MITSA(*)	—	25	—	408	—	433
Total	223,276	14,189	(207)	33,738	(12,370)	258,626

(*) Companies accounted for by the equity method from January 1, 2004.

Other investments

The additions recorded under the “Other Investments” caption relate, mainly, to the investment of €35,940 thousand in Nicot. The return on this investment, which was made because it qualifies for certain tax incentives, is assured. The variations in the scope of consolidation under the “Other Investments” caption relate to certain companies that due to their size had not been consolidated in prior years and which have been accounted for by the equity method since January 1, 2004.

The main retirements relate to the sale of the investment in Saint Nicolas de Barry II for €94,091 thousand.

b)                             Long-term investment securities

The breakdown of the balance of this account as of December 31, 2004, is as follows:

Thousands
of Euros

Treasury stock of subsidiaries	14,515
Other securities	3,105
Total	17,620

The Group records shares of SEITA and LOGISTA in the “Long-Term Investment Securities — Treasury Stock of Subsidiaries” account. These shares will be used to meet these companies’ stock option commitments to their employees (see Notes 4-o and 19-b) and, accordingly, were not included in consolidation.

c)                              Other loans

Pursuant to French legislation, SEITA is required to finance for its sales outlets a certain percentage of the value of the first order invoiced in their commercial relationship: This percentage is subsequently adjusted each year based on the value of the average order. In 2004 the Group changed its method for recording these assets and, considering them to be goods on consignment, recorded them as current assets. The impact of this change in accounting method on the statement of income was not material.

8.                              Parent company shares

The variations in 2004 in the “Parent Company Shares” caption in the accompanying consolidated balance sheet as of December 31, 2004, were as follows:

	Number of	Acquisition
	Shares	Cost	Allowance	Total
	Thousands of Euros

Balance at December 31, 2003	3,059,013	66,106	(54,199)	11,907
Additions	9,320,483	255,432	—	255,432
Retirements	(706,022)	(14,692)	—	(14,692)
Capital reduction (Note 13)	(7,250,000)	(175,680)	—	(175,680)
Variation in the allowance for treasury stock	—	—	(60,779)	(60,779)
Balance at December 31, 2004	4,423,474	131,166	(114,978)	16,188

As of December 31, 2004, the Group held 4,423,474 shares of the Parent Company, representing 1.56% of its capital stock, with a total acquisition cost of €131,166 thousand and an average acquisition price of €29.65 per share. Of this total, 4,229,731 shares were acquired by a Group company.

In order to adjust the acquisition cost of the treasury stock as of December 31, 2004, as described in Note 4-e, the Group has recorded the related allowance for both the shares of treasury stock held by the Parent Company and for those held through the aforementioned subsidiary. This allowance is recorded as a reduction of the “Parent Company Shares” caption in the consolidated balance sheet.

As of December 31, 2004, the balance of the “Reserves for Treasury Stock” account covered the full amount of the net balance of this caption in the consolidated balance sheet.

9.                              Goodwill and negative differences in consolidation

a)                             Goodwill

The variations in 2004 in this caption in the accompanying consolidated balance sheet were as follows:

Thousands
of Euros

Balance at December 31, 2003, net of accumulated amortization	1,999,200
Additions	832,122
Reductions	(36,028)
Translation differences arising in the year	(33,761)
Period amortization	(156,920)
Balance at December 31, 2004, net of accumulated amortization	2,604,613

The main additions in 2004 were as follows:

a)                              RTM €17,026 thousand: the correction of the goodwill relating to this company arose from the adjustment of certain provisions that had originally been calculated on the basis of provisional information.

b)                             Balkan Star €155,570 thousand: this relates to the goodwill that arose on the acquisition of a 99.69% holding in this company.

b)                             Etinera €628,675 thousand: this balance includes €530,413 relating to the goodwill that arose on the acquisition of the company and €98,262 thousand relating to intangible assets already recorded by Etinera and included under the “Consolidation Goodwill” caption in the consolidated financial statements.

The main reduction relates to the decrease (€31,377 thousand) of the goodwill of Corporación Habanos, recorded as a result of an adjustment to the acquisition price, as agreed on when the related acquisition was made.

This caption also includes certain rights and intangible assets arising on the acquisition of subsidiaries, which are amortized by the straight-line method over 20 years.

The Parent Company’s directors consider that the various Group companies will generate sufficient income to offset the related amortization of goodwill within the envisaged periods (see Note 4- f), thereby permitting its recovery.

The breakdown, by company, of the balances of the goodwill, the gross value of which is recorded at the related historical exchange rates, and of the related accumulated amortization as of December 31, 2004, is as follows:

		Accumulated	Translation
	Goodwill	Amortization	Differences	Net Goodwill
	Thousands of Euros

Fully consolidated companies:
SEITA	171,890	(27,498)	—	144,392
LOGISTA	37,956	(15,689)	—	22,267
RTM	1,047,607	(99,237)	—	948,370
TCI Subgroup —
MC Management	2,343	(117)	—	2,226
Tabacalera de Garcia, S.A.S.	33,210	—	(2,881)	30,329
Urex Inversiones Subgroup —
Servicio de Venta Automática, S.A.	3,752	(1,392)	—	2,360
Tabacmesa S.A.	2,701	(1,578)	—	1,123
Interprestige S.A.	559	(559)	—	—
LOGISTA Subgroup —
Etinera, S.P.A	628,675	(1,843)	—	626,832
Dronas 2002, S.L.	41,820	(5,517)	—	36,303
Comercial de Prensa SIGLO XXI, S.A.	3,482	(2,043)	—	1,439
Geopost Logistic Holdings	1,853	(15)	—	1,838
Cyberpoint	625	(30)	—	595
Other goodwill	2,067	(407)	—	1,660
SEITA Subgroup —
Altadis USA Inc.	628,254	(235,180)	(76,345)	316,729
Balkan Star	155,570	(963)	—	154,607
Supergroup Distribution	36,947	(30,203)	—	6,744
Altadis Polska	39,939	(26,845)	—	13,094
Altadis Luxembourg	16,850	(5,055)	—	11,795
Nordipa	8,586	(1,616)	—	6,970
Altadis Finland	6,477	(3,887)	—	2,590
LPM Promodern	4,792	(442)	—	4,350
Société Allumettiere Française (SAF)	9,511	(9,117)	—	394
Philippine Bobbin Corporation Cigars	1,314	(856)	—	458
Metavideotex Distribution	2,402	(2,100)	—	302
Other goodwill	1,655	(1,562)	—	93
	2,890,837	(473,751)	(79,226)	2,337,860
Proportionally consolidated companies:
ITI Cigars Subgroup —
Corporación Habanos Subgroup	333,327	(78,393)	(86,771)	168,163
Internacional Cubana de Tabaco, S.L.	1,191	(297)	—	894
	334,518	(78,690)	(86,771)	169,057

		Accumulated	Translation
	Goodwill	Amortization	Differences	Net Goodwill
	Thousands of Euros

Companies accounted for by the equity method:
Aldeasa, S.A.	109,844	(73,083)	—	36,761
CITA Tabacos de Canarias, S.L.	126	(126)	—	—
Urex Inversiones Subgroup —		—	—	—
Unión Ibérica de Radio, S.A.	11,014	(11,014)	—	—
LOGISTA Subgroup —
Iberia, L.A.E., S.A.	79,778	(18,911)	—	60,867
Distribuidora del Noroeste, S.L.	178	(110)	—	68
Distrubuidora de Prensa por Rutas, S.A.	128	(128)	—	—
	201,068	(103,372)	—	97,696
Total	3,426,423	(655,813)	(165,997)	2,604,613

b)                             Negative consolidation differences

The variations in 2004 in this caption in the accompanying consolidated balance sheet were as follows:

Thousands
of Euros

Balance at December 31, 2003	43,299
Additions	—
Reductions	(1,079)
Balance at December 31, 2004	42,220

Of the amount of the negative consolidation differences as of December 31, 2004, €35,225 thousand relate to the Corporación Habanos Subgroup.

10.                               Inventories

The detail of the Group’s inventories as of December 31, 2004, is as follows:

Thousands
of Euros

Merchandise	880,011
Finished goods	290,829
Semifinished goods and work-in-process	80,757
Raw materials and other supplies	549,912
Advances to suppliers	37,049
Less — Allowances for decline in value	(45,771)
Total	1,792,787

The “Advances to Suppliers” account includes €18,080 thousand relating to the portion of the advances granted to proportionally consolidated companies that were not eliminated in consolidation.

The increase in the balance of the “Inventories” caption with respect to the previous year is due mainly to the change in accounting method described in Note 7-c.

11.                               Accounts receivable

The detail of the balance of the “Accounts Receivable” caption in the accompanying consolidated balance sheet as of December 31, 2004, is as follows:

Thousands
of Euros

Trade receivables for sales and services	2,432,748
Sundry accounts receivable	105,686
Receivable from public authorities (Note 18)	338,497
Receivable from associated companies (Note 20)	17,071
Employee receivables	1,778
Less — Allowances for bad debts	(48,191)
Total	2,847,589

a)                             Trade receivables for sales and services

This account includes mainly the balances receivable from sales outlets for the sale of tobacco and revenue and postage stamps, relating basically to the last supply in the year for settlement at the beginning of the following year. It also includes excise taxes and VAT on the sale of tobacco, which are not included in net sales (see Note 4-p).

The increase in the balance of this caption with respect to the previous year is due mainly to the effect (€592,000 thousand) of the inclusion of ETINERA in the consolidated Group (see Note 2-c).

b)                             Sundry accounts receivable

This account includes basically the amount of the excise taxes on tobacco products incurred at yearend and not yet passed on to customers.

12.                               Short-term investments

The detail of the Group’s short-term investments as of December 31, 2004, is as follows:

Thousands
of Euros

Investment securities and other loans —
Open-end investment companies and mutual funds	234,684
Deposits	485,576
Other short-term investments	126,447
Listed shares of Group and Associated companies	16,902
Short-term loans to Associated companies (Note 20)	25,558
Short-term deposits and guarantees	57,275
Less — Allowances	(12,364)
Total	934,078

a)                             Investment securities and other loans

As of December 31, 2004, these accounts included short-term investments in financial assets relating basically to fixed-interest securities and money market assets, which earn interest at market rates similar to Eonia.

The detail, of these investments is as follows:

		Thousands
	Currency	of Euros

Capitalization bonds —
Open-end investment Companies	Euro	178,799
Open-end investment Companies	Dirham	55,885
		234,684
Deposits —
Eurodeposits	Euro	485,346
Others	Euro	230
		485,576
Other short-term investments —
Insurance funds	Euro	47,510
Loans	Euro	72,819
Other	Euro	6,118
		126,447

b)                             Listed shares of Group and Associated companies

This balance relates mainly to 443,556 shares of Aldeasa, S.A., valued at acquisition cost, amounting to €11,084 thousand, and to 172,935 shares of Logista, amounting to €5,818 thousand.

c)                              Short-term deposits and guarantees

This balance includes a non-drawable short-term deposit (“Escrow account”) of €40,000 thousand relating to the withholding made on the purchases price of Balkan Star. This deposit was made with a financial institution.

13.                               Shareholders’ equity

The variations in equity accounts in 2004 were as follows:

			Reserves of the Parent Company
							Differences
							Due to
						Reserves	Redenomination
		Additional				for	of Capital	Reserves at	Translation	Income	Total
	Capital	Paid-in	Legal	Voluntary	Revaluation	Treasury	Stock in	Consolidated	Differences	for	Shareholders’
	Stock	Capital	Reserve	Reserves	Reserve	Stock	Euros	Companies	(Note 2-b)	the Year	Equity
	Thousands of Euros

Balance at December 31, 2003	174,283	132,219	36,657	38,902	53,461	11,907	309	669,621	(279,747)	293,151	1,130,763
Distribution of 2003 income
— To reserves	—	—	—	63,777	—	—	—	1,798	—	(65,575)	—
— To Dividends	—	—	—	—	—	—	—	—	—	(227,576)	(227,576)
Variation in the reserves and allowance for treasury stock	—	39,111	—	(104,171)	—	4,281	—	—	—	—	(60,779)
Capital reduction	(4,350)	(171,330)	(2,670)	2,670	—	—	—	—	—	—	(175,680)
Translation differences	—	—	—	—	—	—	—	—	(28,214)	—	(28,214)
Other variations	—	—	—	—	—	—	—	(8,010)	—	—	(8,010)
2004 income	—	—	—	—	—	—	—	—	—	413,311	413,311
Balance at December 31, 2004	169,933	—	33,987	1,178	53,461	16,188	309	663,409	(307,961)	413,311	1,043,815

a)                             Capital stock and additional paid-in capital

Pursuant to the resolution adopted by the Shareholders’ Meeting on June 15, 2004, the Parent Company reduced capital through the retirement of 7,250,000 shares of treasury stock with a par value of €4,350 thousand and a reduction of €171,330 thousand of additional paid-in capital.

As of December 31, 2004, the Parent Company’s capital stock amounted to €169,933 thousand and consisted of 283,221,426 fully subscribed and paid shares of €0.60 par value each, all of the same class.

As of December 31, 2004, none of the shareholders owned more than 10% of the capital stock of Altadis, S.A.

The Parent Company’s shares, which are listed on the computerized trading system of the Spanish Stock Exchanges and on the Paris Stock Exchange, all have equal voting and dividend rights.

The additional paid-in capital can be used for the same purposes as the Parent Company’s voluntary reserves, including conversion into capital stock.

b)                             Legal reserve

Under the revised Corporations Law, 10% of the Parent Company’s income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

c)                              Revaluation reserve

Altadis, S.A. revalued its tangible fixed assets by €55,113 thousand pursuant to Royal Decree-Law 7/1996 and paid the single 3% tax on the net amount of the revaluation.

The balance of the “Revaluation Reserve” account can be used, free of tax, to offset the recorded losses of Altadis, S.A. (both prior years’ accumulated losses and current year losses) or losses which might arise in the future, and to increase capital stock. From January 1, 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or retired from the accounting records. If this balance were used in a manner other than that provided for in Royal Decree-Law 7/1996, it would be subject to tax.

d)                             Reserves for treasury stock

The Group includes under the “Reserves for Treasury Stock” caption in the accompanying consolidated balance sheet the legally required restricted reserve of €16,188 thousand, equal to the acquisition cost, net of allowances, of the Parent Company treasury stock (see Note 8).

e)                              Reserves at consolidated companies

The detail of the “Reserves at Consolidated Companies” caption as of December 31, 2004, is as follows:

Thousands
of Euros

SEITA Subgroup	474,507
Altadis Holdings USA Subgroup	5,531
LOGISTA Subgroup	83,618
Tabacos Canary Islands, S.A. (TACISA)	10,612
Urex Inversiones, S.A.	29,058
CITA, Tabacos de Canarias, S.L.	12,135
Corporación Habanos Subgroup	(72,230)
TCI Subgroup	38,226
Other, net	81,952
Total	663,409

The reserves at consolidated companies include the undistributed earnings at the beginning of the year of the consolidated companies, net of amortization of goodwill and other consolidation adjustments.

f)                                Translation differences

The detail, by consolidated company, of this account under the “Shareholders’ Equity” caption as of December 31, 2004, is as follows:

Thousands
of Euros

Corporación Habanos Subgroup	(141,089)
Altadis Holdings USA Subgroup	(167,657)
Other, net	785
Total	(307,961)

14.                               Minority interests

The variations in 2004 in this caption in the accompanying consolidated balance sheet were as follows:

Thousands
of Euros

Balance at December 31, 2003	279,111
Variations in scope of consolidation and other	(24,458)
Dividends	(16,875)
Income for the year (Note 21)	56,240
Translation differences	(2,531)
Balance at December 31, 2004	291,487

The breakdown of this caption, indicating the main consolidated companies as of December 31, 2004, is as follows:

	Income
	(Note 21)	Total
	Thousands of Euros

LOGISTA Subgroup	40,791	179,896
RTM	8,715	76,226
Other	6,734	35,365
Total	56,240	291,487

15.                               Provisions for contingencies and expenses

The detail of the provisions for contingencies and expenses in the accompanying consolidated balance sheet as of December 31, 2004, and of the main variations in 2004 is as follows:

		Changes in		Amounts
	Balance at	Consolidation	Provisions	Used and		Balance at
	12/31/03	Scope	(Note 19-c)	Reductions	Transfers	12/31/04
	Thousands of Euros

Provisions for long-term contingencies and expenses:
Restructuring plans	269,742	29,099	5,385	(32,114)	(220,187)	51,925
Provisions for pensions and similar obligations	90,084	897	4,301	(25,144)	—	70,138
Provisions for contingencies and other claims	147,291	23,945	43,388	(29,251)	53,508	238,881
	507,117	53,941	53,074	(86,509)	(166,679)	360,944
Provisions for short-term contingencies and expenses:
Restructuring plans	8,930	—	2,000	(5,303)	288,576	294,203
Provisions for contingencies and other claims	9,073	—	2,604	3,189	(5,908)	8,958
	18,003	—	4,604	(2,114)	282,668	303,161

The additions due to variations in the scope of consolidation relate mainly to the provisions of Etinera (see Note 2-c).

In July 2003 the Group resolved to carry out a new Industrial Plan in 2004 and 2005 and reported its intention to do so as a significant event to the Spanish National Securities Market Commission. The aim of the Plan is to rationalize the production structures in Spain and France, preserve the Group’s competitiveness and contribute toward maintaining and ensuring its viability. This Industrial Plan envisages basically the shutdown of nine locations in Spain and France and will entail the reduction of a certain number of jobs and the need to relocate part of the labor force. In this connection, and since this Industrial Plan is considered to be irreversible, the Group recorded in 2003 a provision of €240,300 thousand in the “Provisions for Long-Term Contingencies and Expenses — Restructuring Plans” account, which represented management’s best estimate of the cost of this Plan. In 2004 the Company concluded the process of determining the conditions applicable to the employees based in France that will be affected by the Plan. With respect to Spain, this process is still under way. Group management considers that in the first few months of 2005 the negotiations currently in progress will be concluded and implementation of the Plan will commence. Management of the Group updated its projections of the cost of the Plan on the basis of the agreements reached and recorded €5,385 thousand as extraordinary expenses. Also, the estimated amount of the payments to be made in 2005 was reclassified to short term.

Also, as of December 31, 2004, the outstanding non-externalized commitments to employees or to the related insurance companies, relating to the 2000-2002 Labor Force Reduction Plan carried out at the Parent Company and LOGISTA, and the Industrial Plan described in the preceding paragraph, amounted to €315,529 thousand, of which, based on their projected maturity, €21,326 thousand were recorded under the “Provisions for Long-Term Contingencies and Expenses — Restructuring Plans” caption and €294,203 thousand were recorded under the “Provisions for Short-Term Contingencies and Expenses — Restructuring Plans” caption.

The balance as of December 31, 2004, of the “Provisions for Pensions and Similar Obligations” account included mainly the provisions recorded in relation to retirement or termination bonuses envisaged in the collective labor and similar agreements of Altadis, S.A., SEITA and RTM amounting to €6,586 thousand, €6,333 thousand and €31,365 thousand, respectively. This account also includes the provision recorded by Altadis USA, Inc. to cover the pension plans agreed on with its employees, amounting to €22,128 thousand.

The balances as of December 31, 2004, of the “Provisions for Contingencies and Other Claims” accounts included €128,324 thousand relating to commitments to personnel arising from the various collective labor agreements and other employee welfare commitments. These accounts also include provisions totaling €96,945 thousand recorded by the Group to cover the contingencies or liability that might arise from the consolidated companies’ ordinary activities.

16.                               Payable to credit institutions, debenture and other marketable debt security issues and interest rate and exchange rate hedges

a)                             Payable to credit institutions

The detail of the payables to credit institutions as of December 31, 2004, is as follows:

	Long Term	Short Term
	Thousands of Euros

Credit facilities	24,824	64,740
Loans	625,075	52,025
Collection rights assigned	—	561,719
Financial leases (Note 5)	43,268	2,806
Accrued interest and other	—	22,262
Total	693,167	703,552

All the credit facilities were arranged in euros and bear interest at market rates.

The undrawn amount of the Group’s credit facilities as of December 31, 2004, was €1,308 million. This amount includes €1,200 million relating to the limit of a syndicated credit facility arranged by the Group against which no amounts had been drawn down as of December 31, 2004.

The detail of the loan balances as of December 31, 2004, is as follows:

	Last	Long	Short
Currency	Maturity	Term	Term
	Thousands of Euros

Euro	2009	72,000	—
Euro	2007	50,000	—
Euro	2006	24,820	—
Euro	2005	—	34,134
USD	2006	1,102	3,670
USD	2007	26,534	13,267
USD	2008	2,739	954
Dirhams	2010	447,880	—
		625,075	52,025

The loans in US dollars are tied to Libor, those in euros are tied to Euribor and those in dirhams are tied to Moroccan Treasury Bonds. All of the loans bear interest at market rates.

As of December 31, 2004, the Group company SEITA had a financing system involving the assignment of collection rights for securitization. This financing system matures on December 15, 2005.

b)                             Debentures and other marketable debt security issues

In October 2003 the Board of Directors partially exercised the authorization to issue bonds granted to it by the Shareholders’ Meeting. This issue, which was secured by the Parent Company for €1,100,000 thousand, was made through Altadis Finance, B.V. in order to finance the acquisition of RTM. The issue was launched in two tranches of €600,000 thousand and €500,000 thousand, maturing in 2008 and 2013 and bearing interest of 4.25% and 5.125%, respectively.

In 2003 Altadis Financial Services, S.N.C. issued commercial paper in the money market pursuant to the regulations of the Central Bank of France. The commercial paper is issued at terms ranging from one to three months, and bears interest of Eonia plus a spread at market rates. As of December 31, 2004, the commercial paper issued amounted to €572,277 thousand, and this amount is recorded under the “Current Liabilities —Debenture and Other Marketable Debt Security Issues” caption on the liability side of the consolidated balance sheet.

c)                              Interest rate and exchange rate hedges

With respect to interest-rate risk hedging transactions, the Group arranged various financial instruments, mainly in order to tie the debt maturing in the next few years to fixed interest rates, and the debt maturing in subsequent years to floating interest rates. Additionally, certain exchange rate hedging transactions were arranged in relation with operating transactions and certain capital transactions.

The detail of the hedging transactions outstanding as of December 31, 2004, is as follows:

	Rate	Amount Hedged	Currency	Maturity
	(Thousands of Euros)

Interest rate hedges:
Caps	—	250,000	Euro	2008
Interest rate swaps	Floating to fixed	450,000	Euro	2005
	Floating to fixed	200,000	Euro	2006
	Floating to fixed	129,373	USD	2007
	Floating to fixed	200,000	Euro	2005
	Fixed to floating	72,000	Euro	2008
	Fixed to floating	500,000	Euro	2013
	Fixed to floating	290,000	Euro	2005
	Fixed to floating	200,000	Euro	2008
Exchange rate hedges:
Currency swaps	Purchase of USD	116,400	USD	2005
	Sale of RUB	28,500	RUB	2005
	Sale of RUB	120,500	RUB	2006
	Sale of RUB	25,500	RUB	2007
	Sale of USD	235,300	USD	2005
	Sale of PLN	36,000	PLN	2005
	Sale of USD	129,400	USD	2008
Currency options	Purchase of USD	59,260	USD	2005

17.                               Other accounts payables

The detail of the balance of the “Long-Term Debt — Other Accounts Payables” caption on the liability side of the accompanying consolidated balance sheet as of December 31, 2004, is as follows:

Thousands
of Euros

Payables for pension plans	21,485
Long-term deferred taxes (Note 18)	101,249
Guarantees and deposits received	13,277
Total other payables	136,011

The “Payables for Pensions Plans” account as of December 31, 2004, includes the long-term balance payable of €21,485 thousand relating to externalized pension plans (see Note 4-n). The “Current Liabilities — Other Accounts Payables” caption includes the related short-term account payable of €11,062 thousand.

18.                               Receivable from and payable to public authorities and tax matters

The breakdown of the balances receivable from public authorities as of December 31, 2004, is as follows:

Thousands
of Euros

Long-term prepaid taxes —
Restructuring plans	189,353
Other employee-related prepaid taxes	52,983
Other prepaid taxes	46,536
Total	288,872
Short-term receivables from public authorities —
Short-term prepaid taxes	103,920
Input VAT	118,442
Corporate income tax prepayments	30,319
Account receivable from the State for expenses incurred in the storage of seizures of tobacco	17,914
Other	67,902
Total (Note 11)	338,497

The balances of prepaid taxes relate mainly to the period provisions for restructuring plans in prior years, which will be tax-deductible in coming years, and to consolidation adjustments.

The breakdown of the balances payable to public authorities as of December 31, 2004, is as follows:

Thousands
of Euros

Long-term deferred taxes	101,249
Total (Note 17)	101,249
Short-term payables to public authorities —
Excise tax on tobacco products	2,711,089
Output VAT	811,867
Deferred taxes	21,534
Corporate income tax	43,986
Accrued social security taxes	28,853
Personal income tax withholdings	12,619
Other payables to public authorities	50,224
Total	3,680,172

The short-term balances include mainly the “Excise Tax on Tobacco Products” and “Output VAT” accrued at SEITA, ETINERA and LOGISTA and not yet paid to the tax authorities as of December 31, 2004.

Corporate income tax is calculated on the basis of income per books determined by the application of generally accepted accounting principles, which does not necessarily coincide with taxable income.

The corporate income tax charge is obtained by aggregating the corporate tax expense of the Parent Company, calculated in accordance with Spanish regulations, and those of the various Group companies, calculated in accordance with the regulations in force in the countries in which they operate, in addition to consolidation adjustments.

Under current legislation, taxes cannot be deemed to be finally settled until the returns filed have been reviewed by the tax authorities or the statute-of-limitations period has elapsed.

As of December 31, 2004, the Group Companies had most of the taxes applicable to them open for review by the tax inspection authorities. The directors of the Group companies consider that these taxes were calculated correctly and, accordingly, that even if discrepancies arise in the interpretation of the current regulations applicable to the tax treatment of the transactions, the resulting liabilities, if any, would not have material effect on the accompanying consolidated financial statements.

19.                               Revenues and expenses

a)                           Procurements

The detail of the “Procurements” caption in the accompanying 2004 consolidated statement of income is as follows:

Thousands
of Euros

Purchases(*)	6,794,985
Variation in merchandise and raw materials inventories and other supplies	73,366
Total	6,868,351

(*) Including the cost of transport, freight, applicable taxes and the related royalties.

b)                             Headcount, personnel expenses and compensation systems linked to the share price

The balance of the “Personnel Expenses” caption in the accompanying 2004 consolidated statement of income comprises €526,443 thousand of wages and salaries and similar expenses and €265,627 thousand of other employee welfare expenses.

The average number of the Group’s employees in 2004, by category, was as follows:

Average Number
of Employees(*)

Management	343
Other line personnel and clerical staff	6,164
Auxiliary staff	3,339
Manual workers	14,202
Total	24,048

(*) Excluding the 680 employees of proportionally consolidated companies.

As of December 31, 2004, the Group companies had the following compensation systems linked to the share price:

1.                               Stock options on Altadis, S.A. shares:

On June 21, 2000, the Parent Company’s Shareholders’ Meeting approved a compensation plan for directors holding executive office, executives and employees of the Altadis Group based on the grant of options on the Company’s shares. Two tranches of compensation were approved in 2000 and 2002 for a total of 3,925,500 and 5,980,500 stock options, respectively, at exercise prices of €16.20 and €23.44 per share, respectively. These rights can be exercised once four year have elapsed and before the sixth year from the grant date.

As of December 31, 2004, 1,488,990 of the options granted in 2000 are pending to be exercised.

In relation to this stock option plan, in order to hedge the possible fluctuations in the price of Altadis, S.A. shares, the Parent Company arranged two equity swap contracts, one relating to the 2000 plan at €16.26 per share and another at €22.74 per share for the 2002 plan.

2.                               Stock options on SEITA shares:

In 1996, 1997 and 1998 three compensation plans for certain SEITA employees were approved, based on the grant of options on the company’s shares. These plans included a total of 270,740, 278,633 and 354,815 stock options which could not be exercised for a period of five years from the grant date, at the end of which they may be exercised at any time in a period of three years, at exercise prices of €28.86, €28.58 and €45.53 per share, respectively. Of these plans, 61,239 stock options had not been exercised as of December 31, 2004. Also, when the Parent Company acquired its holding in SEITA, the latter’s employees were guaranteed the possibility of exchanging the shares relating to these stock option plans for shares of Altadis, S.A., after the option is exercised, and maintained the ratio of the exchange of SEITA shares for shares of Altadis, S.A. which was approved in the acquisition of SEITA by Altadis, S.A. (6 shares of SEITA for 19 shares of Altadis, S.A.). As of December 31, 2004, the Group had recorded all the SEITA shares required to meet its commitments for unexercised stock options in the “Long-Term Investments — Long-Term Investment Securities” account. These shares are valued at €2,566 thousand.

3.                               Stock options on LOGISTA shares:

In 2000 and 2002 two compensation plans for certain LOGISTA employees were approved, based on the grant of options on the company’s shares. These plans included a total of 506,300 and 722,400 stock options, and it was established that the options could be exercised after the third year and before the sixth year of the plan at exercise prices of €21 and €18.73 per share, respectively. On December 30, 2003, LOGISTA hedged the possible difference between the exercise price envisaged in the first option plan and the future market price of the shares through an equity swap contract at €24.25 per share. This contract expires in October 2006. As of December 31, 2004, 190,400 of the options granted in this plan are pending to be exercised. On the other hand, as of December, 2004 the second stock option plan was covered by treasury stock of LOGISTA, recorded at 11,949 thousand in the “Long-Term Investments —Long-Term Investment Securities” account.

c)                              Extraordinary expenses

The breakdown of the balance of the “Extraordinary Expenses” caption in the accompanying 2004 consolidated statement of income is as follows:

Thousands
of Euros

Provisions for long-term contingencies and expenses (Note 15)	53,074
Provisions for short-term contingencies and expenses (Note 15)	4,604
Prior years’ expenses and losses	8,279
Other extraordinary expenses	23,204
Total	89,161

d)                             Extraordinary revenues

The breakdown of the balance of the “Extraordinary Revenues” caption in the accompanying 2004 consolidated statement of income is as follows:

Thousands
of Euros

Reversal of provisions	31,881
Prior years’ income	1,010
Other extraordinary revenues	490
Total	33,381

The gains on fixed asset disposals arose mainly from the sale of properties described in Note 6.

e)                              Foreign currency transactions

The detail of the Altadis Group’s foreign currency transactions in the year ended December 31, 2004, translated to euros at the average exchange rates for the year, is as follows:

	Altadis,	Other Spanish	Companies
	S.A.	Companies	Abroad
	Thousands of Euros

Sales	2,157	22	1,259,403
Purchases	82,273	11,238	630,164
Services provided	716	—	9,517
Services received	10,932	2,519	152,454

The transactions of the companies abroad relate mainly to transactions performed by Group companies in their functional currencies, i.e. US dollars in the case of Altadis, USA., JR Cigar and Corporación Habanos, Moroccan dirhams in the case of RTM and Polish zloties in the case of Altadis Polska.

20.                               Balances and transactions with associated companies

The balances as of December 31, 2004, with associated companies and proportionally consolidated companies were as follows:

	Accounts Receivable
	Accounts Receivable		Short-Term Loans
	(Note 11)		(Note 12)		Accounts Payable
		Proportionally		Proportionally		Proportionally
	Associated	Consolidated	Associated	Consolidated	Associated	Consolidated
	Companies	Companies	Companies	Companies	Companies	Companies
	Thousands of Euros

Corporación Habanos Subgroup	—	23	—	24,955	—	1,854
Internacional Cubana del Tabaco, S.L.	—	—	—	414	—	—
Tabacos Elaborados, S.A.	1,608	—	—	—	226	—
Compañía Española de Tabaco en Rama, S.A.	—	—	—	—	3,460	—
LTR	28	—	—	—	1,183	—
MTS	59	—	—	—	227	—
MITSA	585	—	—	—	—	—
Tabaco Canary Islands, S.A. (TACISA)	10,864	—	—	—	325	—
CITA Subgroup	1,712	—	—	—	4,993	—
Unión Ibérica de Radio, S.A.	—	—	189	—	—	—
Aldeasa Subgroup	2,192	—	—	—	82	—
Total	17,048	23	189	25,369	10,496	1,854

The short-term loans earn interest at rates tied to Euribor plus a market spread.

The transactions with Associated and proportionally consolidated companies in 2004 were as follows:

	Purchases and Services Received		Sales and Services Provided
		Proportionally		Proportionally
	Associated	Consolidated	Associated	Consolidated
	Companies	Companies	Companies	Companies
	Thousands of Euros

Corporación Habanos Subgroup	—	31,340	—	663
Internacional Cubana del Tabaco, S.L.	—	—	—	312
Tabacos Elaborados, S.A.	1,195	—	5,929	—
Compañía Española de Tabaco en Rama, S.A.	10,388	—	—	—
CITA Subgroup	63,839	—	4,782	—
Aldeasa Subgroup	223	—	14,457	—
Tabaco Canary Islands, S.A. (TACISA)	1,647	—	10,420	—
LTR Industries	14,795	—	—	—
MTS	42	—	—	—
Iberia, L.A.E. Subgroup	—	—	102	—
Total	92,129	31,340	35,690	975

21.                               Contribution of Group companies to consolidated income for the year

The contribution of the Group and Associated companies to consolidated income for 2004 was as follows:

						Income for
					Income	the Year
		Consolidated	Corporate		Attributable	of the
	Operating	Income	Income	Consolidated	to Minority	Parent
	Income	before Taxes	Tax	Income(a)	Interests	Company
	Thousands of Euros

Altadis, S.A.	238,996	167,092	(52,771)	114,321	—	114,321
Consolidated income from fully consolidated companies:
SEITA Subgroup	307,537	275,996	(98,134)	177,862	(605)	177,257
Altadis Holdings USA Subgroup	147,639	112,376	(47,879)	64,497	—	64,497
LOGISTA Subgroup	114,926	118,753	(35,929)	82,824	(40,791)	42,033
RTM	82,419	10,363	(15,135)	(4,772)	(8,715)	(13,487)
Urex Inversiones Subgroup	5,211	2,873	(371)	2,502	70	2,572
Other	20,580	15,893	(3,042)	12,851	(5,363)	7,488
	678,312	536,254	(200,490)	335,764	(55,404)	280,360
Consolidated income from proportionally consolidated companies:
Corporación Habanos Subgroup	21,135	2,167	(2,347)	(180)	(836)	(1,016)
	21,135	2,167	(2,347)	(180)	(836)	(1,016)
Consolidated income from companies accounted for by the equity method(b):
Iberia, L.A.E. Subgroup	—	10,756	—	10,756	—	10,756
Aldeasa Subgroup	—	2,200	—	2,200	—	2,200
LTR Industries	—	4,016	—	4,016	—	4,016
Other	—	2,674	—	2,674	—	2,674
	—	19,646	—	19,646	—	19,646
Consolidated income attributable to the Parent Company	938,443	725,159	(255,608)	469,551	(56,240)	413,311

(a)          The consolidated income of each company is presented after deducting the period amortization of goodwill, and the tax effect if any, resulting from its deductibility.

(b)         In accordance with Spanish accounting regulations, the income of the companies accounted for by the equity method is included in consolidation net of the related corporate income tax.

22.                               Commitments and contingent liabilities

The Group has been provided with guarantees from financial institutions totaling €91,819 thousand which, in general, secure compliance with certain obligations assumed by the consolidated companies in the course of their business. As of December 31, 2004, the Parent Company had provided guarantees for loans granted to proportionally consolidated companies amounting to approximately €126,668 thousand, one-half of which is recorded on the liability side of the accompanying consolidated balance sheet.

As of December 31, 2004, the Group had taken out insurance policies covering the risks arising from transportation and storage at plants and representative premises, fire and third-party liability at all the plants and warehouses, and occupational accidents. The sum insured sufficiently covers the aforementioned assets and risks.

In June 2003 the Parent Company submitted the successful bid in the privatization tender for 80% of RTM. The Moroccan State will keep its remaining 20% holding for a period of two years, after which it will have a further two-year period in which to launch a public offering. In the event that the aforementioned public offering is not fully subscribed, Altadis, S.A. is guaranteed a purchase option and the Moroccan State is guaranteed a sale option for the aforementioned 20% holding at the same price per share as that paid in 2003. These options can be exercised in the fifth year after the acquisition.

On the acquisition of JR Cigar Inc., a purchase option for the purchaser and a sale option for the seller were agreed upon relating to the remaining ownership interest (49%); the price of these options, which can be exercised after five years have elapsed, will be determined on the basis of the company’s results in the last eight quarters prior to the exercise of the purchase or sale option.

Lastly, in relation to the acquisition of the Etinera Group in 2004, an agreement was entered into with Axiter Investments, which owns the remaining 4% of the capital stock, granting a purchase option for the Altadis Group and a sale option for Axiter Investments on this ownership interest. The price of these options, which can be exercised in the period from January 1 to December 31, 2007, will be €37.6 million.

23.                               Other disclosures

Directors’ compensation

The detail of the compensation received in 2004 by the members of the Board of Directors of Altadis, S.A., for attendance fees and membership of certain delegate committees of the Board of Directors, is as follows:

	Attendance	Standing
	Fees	Committees	Total
	Thousands of Euros
Pablo Isla Álvarez de Tejera	55.5	15	70.5
Jean-Dominique Comolli	55.5	15	70.5
César Alierta Izuel	54	15	69
Bruno Bich	54	15	69
Carlos Colomer Casellas	55.5	15	70.5
José Fernández Olano	55.5	10	65.5
Charles-Henri Filippi	54	25	79
Amado Franco Lahoz	55.5	10	65.5
Gonzalo Hinojosa Fernández de Angulo	55.5	21.3	76.8
Jean-Pierre Marchand	55.5	24.4	79.9
Patrick Louis Ricard	54	10	64
Jean-Pierre Tirouflet	55.5	6.3	61.8
José María Goya Laza	54	10	64
Edouard Stern	51	—	51
Jean-Antoine Chabannes(*)	24	7.5	31.5
Carlos Gómez Anuarbe(*)	25.5	5	30.5
Fernando Labad Sasiaín(*)	25.5	—	25.5
Rémy Tritschler(*)	25.5	—	25.5
Marc Grosman(**)	34.1	—	34.1
Gregorio Marañón y Bertrán de Lis(**)	34.1	—	34.1
Berge Setrakian(**)	35.6	—	35.6
Wulf Von Schimmelmann(**)	30.8	—	30.8
Total	1,000.1	204.5	1,204.6

(*) Directors who resigned from the Board in 2004.

(**) Directors who replaced the directors who resigned from the Board in 2004.

In 2004 there were 7 Board Meetings and 14 Delegate Committee Meetings (6 Executive Committee Meetings, 5 Audit and Control Committee Meetings and 3 Appointment and Compensation Committee Meetings).

Also, in 2004 the members of the Board of Directors received total attendance fees of €233 thousand for attending meetings of the Boards of Directors of the Group companies.

The total salary compensation received in 2004 by the two Co-Chairmen amounted to fixed pay of €1,417 thousand and variable compensation of €965 thousand.

As regards the stock option plan approved by the Parent Company’s Shareholders’ Meeting, the two Co-Chairmen were jointly assigned 700,000 options on Altadis, S.A. shares (300,000 options in 2000 and 400,000 options in 2002, see Note 19-b). In 2004 the exercise period of the options granted in 2000 began. Before 2004 year-end, the two Co-Chairmen exercised jointly 175,000 options.

Also, at the beginning of the year, one of the two Co-Chairmen held 26,118 SEITA stock options relating to the plan approved in 1998 (see Note 19-b), which were exercised in full in 2004.

One of the directors, who ceased to discharge executive duties in 2001, was beneficiary as of December 31, 2004, of 43,000 options on Altadis, S.A. shares (see Note 19-b).

As of December 31, 2004, no loans had been granted to the directors of Altadis, S.A. There are certain life insurance and pension benefits for the two Co-Chairmen, which totaled €330 thousand in 2004.

Detail of directors’ equity interests in companies engaging in similar activities and performance by them of similar activities for their own account or for the account of others

The members of the Board of Directors have not owned any holdings in the capital stock of any companies engaging in an activity that is identical, similar or complementary to the activity that constitutes the corporate purpose of the Parent Company. Also, they have not performed, and are not currently performing, any activity, for their own account or for the account of others, that is identical, similar or complementary to the activity that constitutes the corporate purpose of the Parent Company, except for the positions held in Group and associated companies.

Fees paid to auditors

The fees for 2004 financial statement audit services provided to the companies composing the Altadis Group by the various auditors amounted to €2,416 thousand, of which €1,481 thousand correspond to the firms in the Deloitte & Touche worldwide organization, to which Deloitte, S.L. belongs.

Additionally, the fees for other professional services provided to the Group companies by the various auditors, and by other entities related to them as of December 31, 2004, amounted to €1,887 thousand in 2004, of which €579 thousand correspond to the firms in the Deloitte & Touche worldwide organization.

Environmental information

Current environmental regulations do not significantly affect the Group’s business activities and, accordingly, it does not have any environmental liability, expenses, revenues, subsidies, assets, provisions or contingencies that might be material with respect to its net worth, financial position and results. Therefore, no specific disclosures relating to environmental issues are included in these consolidated financial statements.

Application of International Financial Reporting Standards (IFRSs)

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council dated July 19, 2002, all companies governed by the laws of an EU Member State and whose shares are listed on a regulated market of any EU Member State must present their consolidated financial statements for the years beginning on or after January 1, 2005, in accordance with the International Financial Reporting Standards (IFRSs) ratified by the European Union. Pursuant to this Regulation, the Group will be required to present its consolidated financial statements for 2005 in accordance with the IFRSs ratified by the European Union. In Spain, the obligation to present consolidated financial statements under IFRSs approved in Europe was regulated in Final Provision Eleven of Law 62/2003 on Tax, Administrative, Labor and Social Security Measures (Official State Gazette (BOE) dated December 31).

In order to meet the obligation imposed by the aforementioned Regulation, the Altadis Group has established a plan for the transition to IFRSs that includes, inter alia, the following steps:

—     Analysis of the main differences between the methods provided for in the National Chart of Accounts in force in Spain and IFRSs, and of the effects that such differences might have on the calculation of the estimates required to prepare the financial statements.

—     Selection of the methods to be used in cases or areas in which alternative accounting treatments are permitted, in particular in relation to the stipulations of the First-Time Application standard.

—     Assessment and determination of the appropriate changes to or adaptations of the operating procedures and systems used for compiling and providing the information required in order to prepare the financial statements.

—     Assessment and determination of the changes that have to be made in the planning and organization of the process involved in the compilation of information and the conversion and consolidation of the information of Group and Associated companies.

—     Preparation of the opening consolidated financial statements, as of the transition date, in accordance with IFRSs.

The aforementioned plan is currently at the execution phase, and the recording of intangible assets and the related amortization and the recording and valuation of financial instruments were identified as the possible areas of greatest impact. In the course of 2005 the plan will be definitively completed, although it is not possible to estimate on an integral and reliable basis, and with all the relevant information, the potential effects of the transition, since:

—     The impact that the application of IFRSs might have is subject to the definitive wording that the European Union ratifies for IFRSs.

—     Certain decisions relating to the selection of the methods to be applied in situations in which possible alternative treatments are permitted under IFRSs have not yet been definitively adopted by the Group.

24. Subsequent events

In January 2005 Altadis, S.A. entered into an agreement with Autogrill whereby it undertook to contribute, under certain circumstances, its holding in Aldeasa to Retail Airport Finance, S.L.U. This company launched a tender offer for all the shares of Aldeasa, S.A., which as of the date of preparation of these consolidated financial statements had not yet been approved by the Spanish National Securities Market Commission (CNMV). Once the related agreements have been executed, Altadis, S.A. and Autogrill will each have an ownership interest of 50% in the capital stock of Retail Airport Finance, S.L.U.

25. Consolidated statements of changes in financial position

APPLICATION OF FUNDS	2004	2003
	(Thousands of Euros)

Start-up and debt arrangement expenses	—	607
Fixed asset additions —
Intangible assets	10,832	11,540
Tangible fixed assets	138,792	119,576
Long-term investments	42,508	70,433
Acquisition of Parent Company shares	255,432	152,148
Dividends —
From the Parent Company	227,576	204,007
From Group Companies attributable to minority interests	16,875	15,435
Funds applied for acquisition of holdings in consolidated companies	856,619	1,359,945
Increase in deferred charges	—	14,012
Repayment or transfer to short-term of long-term debt	236,982	—
Transfer to short-term and amounts used of provisions for contingencies and expenses	253,188	37,316
TOTAL FUNDS APPLIED	2,038,804	1,985,019
FUNDS OBTAINED IN EXCESS OF FUNDS APPLIED (INCREASE IN WORKING CAPITAL)	—	666,580
TOTAL	2,038,804	2,651,599

SOURCE OF FUNDS	2004	2003

Funds obtained from operations —	768,316	647,769
Fixed asset disposals —
Intangible and tangible fixed assets	78,518	23,155
Long-term financial investments	129,005	287,747
Disposals of Parent Company shares	14,692	5,103
Funds arising from disposal of consolidated companies	1,545	25,776
Transfer to short-term of long term accounts receivable	348,491	—
Increase in long term debt	—	1,649,484
Deferred revenues	2,008	—
Translation differences and other (year-on-year increase)	19,034	12,565
TOTAL FUNDS OBTAINED	1,361,609	2,651,599
FUNDS APPLIED IN EXCESS OF FUNDS OBTAINED (DECREASE IN WORKING CAPITAL)	677,195	—
TOTAL	2,038,804	2,651,599

	2004		2003
VARIATION IN WORKING CAPITAL	Increase	Decrease	Increase	Decrease

Inventories	307,059	—	75,731	—
Accounts receivable	776,743	—	—	140,445
Current liabilities	—	1,915,384	967,821	—
Short-term financial investments	223,121	—	—	299,822
Cash	—	58,733	54,203	—
Accrual accounts	—	10,001	9,092	—
TOTAL	1,306,923	1,984,118	1,106,847	440,267
VARIATION IN WORKING CAPITAL	—	677,195	666,580	—

The reconciliation of income per books to the funds obtained from operations attributed to the Parent Company is as follows:

	2004	2003
	Thousands of Euros

Funds obtained from operations —
Income for the year attributable to the Parent Company	413,311	293,154
Income for the year attributable to minority interests	56,240	43,736
Depreciation and amortization expense and tangible fixed asset and intangible asset provisions	175,058	162,664
Variation in fixed asset allowances	6,466	(7,513)
Period amortization of consolidation goodwill	156,920	117,983
Deferred interest expenses (revenues)	1,975	(3,363)
Loss (Income) of companies accounted for by the equity method	(33,738)	(15,714)
Period provisions for contingencies and expenses	53,074	268,253
Losses (Gains) on fixed asset disposals	(64,728)	(13,878)
Losses (Gains) on disposals of holdings in consolidated companies	1,545	(15,582)
Reduction (Increase) in long-term prepaid taxes	5,283	(181,968)
Funds obtained from operations attributed to the Parent Company	768,316	647,769

26.                               Explanation added for translation to English

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries

Exhibit I

Altadis, S.A. and Dependent Companies (Altadis Group)

			Underlying	Registered		Total % of
Company and/or Group(a)	Auditor(b)	Cost	Book Value	Office	Core Line of Business	Ownership
	Thousands of Euros

Fully consolidated companies —
SEITA Subgroup(1)	Deloitte/Barbier Frinault & Autres (E&Y)	910,253	792,109	Paris	Tobacco manufacture and distribution	99.99
RTM	Deloitte	1,308,990	119,341	Morocco	Tobacco manufacture and distribution	80.00

Tabacalera Cigars International, S.A.	—	167,471	248,166	Madrid	Holding company	100.00
LOGISTA Subgroup(2)	Deloitte	141,664	240,579	Madrid	Distribution and services	57.73
ITI Cigars	—	490,277	331,613	Madrid	Holding company	100.00
Urex Inversiones Subgroup	Deloitte	43,287	47,667	Madrid	Holding company	100.00
Altadis Finance, B.V.(4)	Deloitte	1,028	2,461	Netherlands	Financial services	100.00
Companies accounted for by the equity method —
Aldeasa, S.A.(5)	Deloitte	150,151	63,167	Madrid	Sales in duty free zones	32.47

Tobacco Canary Islands, S.A. (TACISA)(3)	Ernst & Young	751	7,949	Sta. Cruz de Tenerife	Tobacco manufacture	50.00

CITA Tabacos de Canarias Subgroup	Ernst & Young	12,333	28,667	Sta. Cruz de Tenerife	Tobacco manufacture	50.00

Tabacos Elaborados, S.A.(6)	Gaudit	192	2,136	Andorra	Tobacco manufacture	55.11
Tabaqueros Asociados, S.A.	Gaudit	138	878	Andorra	Tobacco manufacture	33.33
MTS Tobacco, S.A.	Ernst & Young	391	2,670	Navarra	Machinery and spare parts	40.00

				% of Ownership
Company and/or Group(a)	Auditor(b)	Registered Office	Core Line of Business	of the Subgroup

SEITA Subgroup:
Fully consolidated companies —
Meccarillos International	Ernst & Young	Luxembourg	Holding company	99.99
Société Commercialisation de Bobines en Europe	Segec Audit	France	Marketing of cigar bobbins	99.99
Philippine Bobbin Corporation Cigars	C.L. Manabat (Deloitte)	Philippines	Cigarette bobbin manufacture	99.99
Meccarillos France	Ernst & Young	Luxembourg	Trademark ownership	89.99
Meccarillos Switzerland	Ernst & Young	Luxembourg	Trademark ownership	59.99
SAF	Barbier Frinault & Autres (E&Y)	France	Distribution	100.00
Supergroup Distribution	Mazars & Guerard	France	Distribution	99.83
Nordipa	Ernst & Young	France	Distribution	100.00
Seita Participations	Barbier Frinault & Autres (E&Y)	France	Holding company	100.00
Altadis Belgium	Ernst & Young	Belgium	Distribution and promotion of cigarettes	100.00
Altadis Océan Indien	Mazars & Guerard/Exa (E&Y)	France — Reunion Island	Trademark ownership	100.00
Altadis Finland	Ernst & Young	Finland	Distribution	100.00
Seitamat	Barbier Frinault & Autres (E&Y)	France	Materials trading and rental	99.29
Metavideotex Distribution	Barbier Frinault & Autres (E&Y)	France	Marketing of vending machines	84.64

				% of Ownership
Company and/or Group(a)	Auditor(b)	Registered Office	Core Line of Business	of the Subgroup

Sitar Holdings, S.A.	HDM/Exa (E&Y)	France — Reunion Island	Holding company	74.58
Coretab	Exa (E&Y)/HDM	France	Manufacture of cigarettes	74.58
Sodisco	Exa (E&Y)/HDM	France	Distribution	74.55
Altadis Holdings USA, Inc.(7)	Deloitte	US	Holding company	55.16
Consolidated Cigar Holdings Inc.(7)	—	US	Holding company	55.16
Altadis USA Inc.(7)	—	US	Manufacture and sale of cigars	55.16
Tabacalera Brands Inc.(7)	—	US	Trademark ownership	55.16
La Flor de Copán(7)	—	Honduras	Manufacture and sale of cigars	55.16
Tabacalera de Garcia Ltd.(7)	—	Bermuda	Manufacture and sale of cigars	55.16
Congar International, Inc.(7)	Deloitte	US	Manufacture and sale of cigars	55.16
Cuban Cigar Brands, N.V.(7)	—	Netherlands	Trademark ownership	55.16
Max Rohr, Inc.(7)	—	US	Trademark ownership	55.16
Macotab	Deloitte	France	Manufacture and sale of cigarettes	99.96
Altadis Polska	Deloitte	Poland	Manufacture and sale of cigarettes	96.38
Altadis Financial Services, S.N.C.(8)	Barbier Frinault & Autres (E&Y)	France	Financial services	60.00
LPM Promodem	Barbier Frinault & Autres (E&Y)	France	Shops, Fitting — out	100.00
Nicot Participations	Barbier Frinault & Autres (E&Y)	France	Financial services	100.00
Altadis Italia	Ernst & Young	Italy	Promotion	100.00
Sodim	Deloitte	France	Measurement instruments	100.00
Balkan Star	PricewaterhouseCoopers	Russia	Manufacture and sale of cigarettes	99.69
Tahiti Tabacs	Roth Johnny	French Polynesia	Distribution of tobacco	100.00
Cartonnerie Reunionnaise	Exa (E&Y)	France	Elaboración de cartonajes	74.58
Altadis Hungary	Deloitte	Hungary	Promotion	100.00
Altadis Deutschland	Ernst & Young	Deutschland	Promotion	100.00
Sugro	Fagot	France	Distribution	99.70
Altadis Ceska	Deloitte	Republic Czech	Promotion	100.00
Altadis Hellas	Ernst & Young	Grece	Promotion	100.00
Altadis Austria	Deloitte	Austria	Promotion	100.00
Altadis Luxenbourg	Ernst & Young	Luxembourg	Distribution and promotion of tobacco	100.00

Companies accounted for by the equity method —
LTR Industries	Deloitte	France	Reconstituted tobacco	28.00
Intertab	PricewaterhouseCoopers	France	Financial Services	50.00
Mitsa	—	Switzerland	Manufacture	24.00
Nonconsolidated companies —
Colfisa	—	Paraguay	Finance company	100.00
M31	—	France	Finance company	5.40
Sta — Comercio de fumo do Brasil	—	Brazil	Raw tobacco	99.99
Danneman AG	—	Switzerland	Trademark ownership	14.51
Altadis UK	Redfords	UK	Promotion	99.99

				% of Ownership
Company and/or Group(a)	Auditor(b)	Registered Office	Core Line of Business	of the Subgroup

LOGISTA Subgroup:
Fully consolidated companies —
Distribérica, S.A.	—	Madrid	Distribution of publications and other products	100.00
Distrimadrid, S.A.	BDO	Madrid	‘’	100.00
Distribarna, S.A.	BDO	Barcelona	‘’	100.00
Distribuidora del Este, S.A.	BDO	Alicante	‘’	50.00
Distribuidora de las Rías, S.A.	—	La Coruña	‘’	100.00
Asturesa de Publicaciones, S.A.	—	Oviedo	‘’	100.00
Promotora Vascongada de Distribuciones, S.A.	—	Bilbao	‘’	100.00
Distribuidora de Navarra y del Valle del Ebro, S.A.	—	Zaragoza	‘’	100.00
Distribuidora de Publicaciones del Sur, S.A.	BDO	Seville	‘’	100.00
Comercial de Prensa SIGLO XXI, S.A.	BDO	Madrid	‘’	80.00
Publicaciones y Libros, S.A.	BDO	Madrid	‘’	100.00
Distribuidora Valenciana de Ediciones, S.A.	BDO	Valencia	‘’	50.00
Distriburgos, S.A.	—	Burgos	‘’	50.00
Midesa Portugal, S.A.	Deloitte	Portugal	‘’	100.00
Jornal Matinal, Lda.	Deloitte	Portugal	‘’	76.00
Librodis Promotora y Comercializadora del Libro, S.A.	—	Madrid	‘’	60.00
Logilivro, Logística do Livro, Lda.	Deloitte	Portugal	‘’	70.00
Midsid Sociedade Portuguesa de
Distribui¸cao, SGPS, S.A.	Deloitte	Portugal	Distribution of tobacco and other products	100.00
Logirest, S.L.	—	Madrid	Distribution in the catering channel	60.00
Logista-Dis, S.A.	BDO	Madrid	Distributor	100.00
La Mancha 2000, S.A.	BDO	Toledo	‘‘	100.00
Dronas 2002, S.L.	Deloitte	Barcelona	Industrial and express parcel distribution and pharmaceutical logistics	100.00
Logesta Gestión de Transporte, S.A.	BDO	Madrid	Goods transport	51.00
Geopost Logistics Holding	Barbier Frinault & Autres (E&Y)	France	Distribution	100.00
Etinera SPA	Deloitte	Italy	Distribution of Tobacco	96.00
Terzia SPA	Deloitte	Italy	Distribution	68.00
Daci SPA	—	Italy	Distribution of Tobacco	68.00
Companies accounted for by the equity method —
Iberia, Líneas Aéreas de España, S.A.	Deloitte	Madrid	Air transport	6.70
Distribuidora del Noroeste, S.L.	BDO	Vigo	Distribution of publications and other products	49.02

Distibuidora de Prensa por Rutas, S.A.	—	Madrid	‘’	32.00
Prensa Serviodiel, S.L.	BDO	Huelva	‘’	32.00
Johnsons International, Lda.	—	Portugal	‘’	20.00

				% of Ownership
Company and/or Group(a)	Auditor(b)	Registered Office	Core Line of Business	of the Subgroup

Urex Inversiones Subgroup:
Fully consolidated companies —
Servicio de Venta Automática, S.A.	Deloitte	Madrid	Vending machine distribution	100.00
Logivend, S.A.	Deloitte	Madrid	Vending machine distribution	100.00
Hebra Promoción e Inversiones, S.A.	—	Madrid	Investment promotion	100.00
Tabacmesa, S.A.	Deloitte	Madrid	Sales in duty-free zones	100.00
Interprestige, S.A.	—	Madrid	Operation of sports facilities	100.00
Comercializadora de Productos de Uso y Consumo, S.A.	—	Madrid	Distributor	100.00
Glopro International Ltd.	—	Bahamas	Trademark acquisition and ownership	100.00
Companies accounted for by the equity method —
Compañía Española de Tabaco en Rama, S.A.	KPMG	Madrid	Production and sale of raw tobacco	20.82

Unión Ibérica de Radio, S.A.	Audycuenta	Madrid	Radio stations	27.78
ITI Cigars Subgroup:
Fully consolidated companies —
Tabacalera Brands, S.L.	—	Madrid	Holding company	100.00
Proportionally consolidated companies —
Internacional Cubana de Tabaco, S.L.	Ernst & Young	Cuba	Manufacture and marketing of cigarettes	50.00
Corporación Habanos Subgroup	PricewaterhouseCoopers/ Interaudit	Cuba	Marketing and distribution of cigars	50.00

				% of Ownership
Company and/or Group(a)	Auditor(b)	Registered Office	Core Line of Business	of the Subgroup

Tabacalera Cigars International Subgroup:
Fully consolidated companies —
JR Cigar, Inc.	Deloitte	US	Distribution of cigars	51.00
MC Management	Deloitte	US	Management services	51.00
Tabacalera de Garcia SAS	—	France	Manufacture and marketing of cigarettes	100.00

(1)          This percentage does not include the shares assigned to the stock option plans (see Notes 4-o and 7-b).

(2)          The percentage of ownership does not include the shares assigned to the stock option plans (see Notes 4-o and 7-b) or the short-term holdings (see Note 4-c).

(3)          Altadis, S.A. has additionally an indirect holding of 25% through CITA Tabacos de Canarias, S.L., so the total ownership interest amounts to 75%.

(4)          SEITA holds 50.00% of this ownership interest.

(5)          The percentage of ownership does not include the short-term holdings (see Notes 4-c and 12-b).

(6)          Altadis, S.A. has an indirect holding of 21.78% through Tabaqueros Asociados, S.A.

(7)          Altadis, S.A. owns the other 44.84% through Tabacalera Cigars International, S.A.

(8)          Altadis, S.A. owns the other 40.00% through Urex Inversiones, S.A.

(a)          Not including inactive companies or companies in liquidation.

(b)         Where no information is given, the individual company does not reach the minimum limit above which it would be subject to statutory audit.

PART V

PRINCIPAL TERMS OF THE PROPOSED OFFER

The following is a summary of the principal terms of the Proposed Offer. The information in this Circular in respect of the Proposed Offer is subject to the actual terms and conditions of the Proposed Offer to be set out in the Offer Document. The content of the Offer Document is subject to the prior approval of the relevant Spanish regulator, the CNMV.

1.                              The Proposed Offer

The Proposed Offer will be to acquire all the issued ordinary shares of Altadis for €50 in cash per Altadis Share. Subject to applicable law and regulation, the Proposed Offer will be extended to all Altadis Shareholders.

As at 17 July 2007, Altadis had an issued share capital of 252,436,856 ordinary shares of €0.10 each, being 100% of the share capital of Altadis. These ordinary shares are represented by book entries and are listed on the stock exchanges of Madrid, Barcelona, Bilbao, Valencia and Paris.

Once made, the Proposed Offer may be adjusted if:

(a)                          before the date on which the results of the Proposed Offer are announced, Altadis resolves to alter its share capital or the rights attached to its shares, or Altadis resolves to issue bonds or other securities granting the right to acquire or subscribe for its shares, or Altadis adopts any other measure that could affect the consideration of the Proposed Offer; or

(b)                         Altadis announces, declares or pays any dividend or return of capital before the date on which the results of the Proposed Offer are announced, in which case the consideration payable may be reduced by the gross amount of the dividend or return of capital.

2.                              The Offeror

The Offeror is a wholly-owned indirect subsidiary of Imperial Tobacco, incorporated under the laws of England and Wales on 6 March 2007 with registered number 6141165 and its registered office at PO Box 244, Upton Road, Bristol BS99 7UJ. The Offeror has not carried on any business prior to the date of this Circular other than in connection with matters directly related to the Proposed Offer.

3.                              Indicative timetable of the Proposed Offer

We have today filed the Offer Document with the CNMV. If the Directors consider it is in the best interests of Shareholders, the offer contained in the Offer Document may be amended, in particular in the event of an offer document relating to a competing offer for Altadis being filed with the CNMV by a third party. Under Spanish law, the Offer Document must be approved by the CNMV before the Proposed Offer can be made and before the acceptance period can commence.

Once the CNMV has approved the Offer Document, the Offeror has an obligation to publish a detailed advertisement announcing that the CNMV has authorised the Proposed Offer within five business days of the approval. The acceptance period for the Proposed Offer will commence on the date on which this advertisement is published.

Under current Spanish takeover rules, the acceptance period, subject to certain limited exceptions, may not be less than one month and, in the absence of a competing offer, may not be greater than two months. Under the proposed changes to Spanish takeover rules, the minimum and maximum length of an acceptance period may change. Under both the current and proposed new rules, in circumstances where there is a competing offer, the acceptance period of any preceding offers will automatically be extended so as to expire at the same time as the acceptance period of the competing offer.

4.                              Conditions to the Proposed Offer

Minimum number of acceptances

The Proposed Offer will be conditional on at least 201,949,484 Altadis Shares being tendered in acceptance of the Proposed Offer, representing 80% of Altadis’ issued share capital. It may be conditional on a higher percentage of Altadis’ share capital being tendered if permitted by the CNMV. If the acceptance condition is not fulfilled during the acceptance period for the Proposed Offer, the Offeror may waive the condition in accordance with Spanish law. As at the date of this Circular, the Offeror has not taken any decision on whether or not it would waive this condition. The Offeror will undertake in the Offer Document that, after the CNMV has notified the Offeror of the outcome of the Proposed Offer, it will notify the CNMV within one day whether or not it intends to waive this condition. The New Bank Debt Facility and the Equity Bridge Facility provide that Imperial Tobacco must procure that the minimum acceptance condition in respect of the Proposed Offer is not waived unless, notwithstanding such waiver, the Offeror will acquire beneficially more than 50% of the issued share capital of Altadis pursuant to the Proposed Offer.

Amendment of Altadis’ bye-laws

The Proposed Offer will be conditional on:

(a)                                  a general meeting of Altadis Shareholders resolving to amend Altadis’ bye-laws to remove the limitation on the number of votes that Altadis Shareholders can cast at a general meeting of shareholders and to remove any other restrictive provisions introduced into those bye-laws; and

(b)                                 Altadis registering the amendment to the bye-laws with the Madrid Mercantile Registry,

before the acceptance period ends.

If either of the conditions in (a) and (b) above is not fulfilled, the Offeror may waive this condition. As at the date of this Circular, the Offeror has not taken any decision on whether or not it would waive this condition. The Offeror will undertake in the Offer Document to communicate its decision on whether or not to waive this condition:

(a)                                  if the amendment to the bye-laws is rejected at a general meeting of Altadis Shareholders, on or before the last day of the acceptance period for the Proposed Offer; or

(b)                                 if the amendment to the bye-laws is approved at a general meeting of Altadis Shareholders, but the amendment is not registered at the Madrid Mercantile Registry within the timeframe, on or before the last day of the acceptance period for the Proposed Offer.

The New Bank Debt Facility and the Equity Bridge Facility provide that Imperial Tobacco must procure that the Offeror will only waive or amend this condition with the prior written consent of the lenders of at least two-thirds of the commitments under each of these facilities.

If either of the conditions in (a) and (b) above is not fulfilled or waived, the Proposed Offer will lapse and cease to have effect on the date on which the Offeror announces its decision not to waive the condition or, if no announcement is made about the waiver of the condition, at the end of the acceptance period for the Proposed Offer.

Notwithstanding the above, the terms of the New Bank Debt Facility and the Equity Bridge Facility provide that the consent of the lenders under each of these facilities is required to waive any condition to the Proposed Offer which would have a material adverse effect on the business, assets or financial condition of the Enlarged Group (taken as a whole).

Competition clearances

The Proposed Offer will not be conditional on any relevant regulatory (including competition) clearance being obtained unless permitted by the CNMV. Such a condition is not permitted under current Spanish takeover rules.

In the event that the CNMV approves the inclusion of any conditions to the Proposed Offer relating to competition clearances, the Offeror’s ability to waive those conditions, in whole or in part, will be subject to the consent of the lenders under the New Bank Debt Facility and the Equity Bridge Facility in certain circumstances, including where such waiver would have a material adverse effect on the business, assets or financial condition of the Enlarged Group (taken as a whole).

5.                                      Payment for Altadis Shares

The stock exchanges on which the Altadis Shares are listed are obliged to notify the CNMV of the total number of Altadis Shares tendered in acceptance of the Proposed Offer within five days (proposed to be changed to five business days under the new Spanish takeover rules) after the end of the acceptance period for the Proposed Offer. Within three days (proposed to be changed to two business days under the new Spanish takeover rules) of such notification, the CNMV will notify the result of the Proposed Offer to the Offeror, Altadis and the relevant stock exchanges. The Proposed Offer will be deemed successful if the conditions to it have been fulfilled or waived.

The outcome of the Proposed Offer will be published in the trading bulletins of the relevant stock exchanges the day after the CNMV notifies the Offeror, Altadis and the relevant stock exchanges of the result of the Proposed Offer. If the Proposed Offer is successful, the Offeror is required to pay the cash consideration to accepting Altadis Shareholders within three business days after that publication.

6.                                      Financing of the Proposed Offer

(a)                                  New Bank Debt Facility

(i)                                General

As part of the financing of the Proposed Offer, Imperial Tobacco Finance PLC (Imperial Finance), Imperial Tobacco Enterprise Finance Limited (Imperial Enterprise), Imperial Tobacco Limited and Imperial Tobacco have entered into a facility agreement on 18 July 2007, being the New Bank Debt Facility, with Banco Santander Central Hispano S.A., London Branch, Barclays Bank PLC, Citibank, N.A., London Branch, Lehman Brothers Holdings, Inc., Lehman Loan Funding LLC and The Royal Bank of Scotland plc as the original lenders (the Original Lenders). Imperial Finance and Imperial Enterprise are borrowers under the New Bank Debt Facility and Imperial Tobacco and Imperial Tobacco Limited are guarantors. Below is a description of the main terms and conditions of the New Bank Debt Facility.

(ii)                              Type, amount and purpose of the facilities

The facilities under the New Bank Debt Facility comprise, amongst other things, committed term loan facilities denominated in euros, a committed revolving credit facility available in three tranches, one in US dollars, one in pounds sterling and one multicurrency tranche, a committed swingline facility available in euros, US dollars and pounds sterling and a £600 million uncommitted facility. The total amount of the commitments in respect of the facilities contained in the New Bank Debt Facility is set out in the table of commitments below. The facilities are intended to be utilised, amongst other things, to refinance certain of our and Altadis’ existing indebtedness, to finance part of the purchase price for the Altadis Shares, to issue and cash collateralise (where needed) avales, to finance the payment of fees, costs and expenses, to provide working capital for the Enlarged Group and to repay or prepay the Equity Bridge Facility if, by reason of currency fluctuations, the proceeds of the rights issue are not sufficient to repay or prepay the Equity Bridge Facility in full.

The following are the original commitments undertaken by each of the Original Lenders in each of the facilities under the New Bank Debt Facility:

	A Term Loan Commitments	B Term Loan Commitments	C Term Loan Commitments	A Revolving Credit Commitments	B Revolving Credit Commitments	C Revolving Credit Multicurrency Commitments	Total
	(Euro)	(Euro)	(Euro)	(US Dollars)	(Sterling)	(Euro)	(Sterling)

Maturity	364 days(1)	3 yrs	5 yrs	3 yrs	3 yrs	5 yrs	—
Name of Original Lender

Banco Santander Central Hispano S.A., London Branch	700,000,000	600,000,000	120,000,000	400,000,000	130,000,000	800,000,000	1,831,153,411
Barclays Bank PLC	700,000,000	600,000,000	120,000,000	400,000,000	130,000,000	800,000,000	1,831,153,411
Citibank, N.A., London Branch	700,000,000	600,000,000	120,000,000	400,000,000	130,000,000	800,000,000	1,831,153,411
Lehman Brothers Holdings, Inc., Lehman Loan Funding LLC	700,000,000	600,000,000	120,000,000	400,000,000	130,000,000	800,000,000	1,831,153,411
The Royal Bank of Scotland plc	700,000,000	600,000,000	120,000,000	400,000,000	130,000,000	800,000,000	1,831,153,411

Total	3,500,000,000	3,000,000,000	600,000,000	2,000,000,000	650,000,000	4,000,000,000	9,155,767,055

(1)          Subject to extension.

Name of Swingline Lender	Swingline Commitments
(Euro)

Banco Santander Central Hispano S.A., London Branch	100,000,000
Barclays Bank PLC	100,000,000
Citibank, N.A., London Branch	100,000,000
Lehman Brothers Holdings, Inc.	100,000,000
The Royal Bank of Scotland plc	100,000,000
Total	500,000,000

The commitments under the swingline facility may only be drawn down to the extent that such drawn amounts, when aggregated with other drawn amounts under the other facilities under the New Bank Debt Facility, do not exceed the aggregate commitments under those other facilities.

(iii)                          Interest

The rate of interest under the New Bank Debt Facility (other than the uncommitted facility) is EURIBOR/LIBOR (as appropriate) plus a margin plus any mandatory costs payable. The margin on the facilities (other than the uncommitted facility) is linked to the long term credit rating(2) solicited by Imperial Tobacco of Moody’s Investors Service Limited (Moody’s) and Standard & Poor’s Rating Services (S&P) or certain other statistical rating agencies if a rating from Moody’s or S&P is not available. In addition, if an event of default is outstanding under the New Bank Debt Facility or Imperial Finance is in default of its obligations to provide a compliance certificate to the facility agent setting out, amongst other things, compliance with certain financial covenants referred to below, the margin will be increased above the margin then applicable for a long term credit rating of Baa3 by Moody’s or BBB- by S&P.

The margin under the uncommitted facility is determined in accordance with the terms of the offers (if any) from lenders to provide that facility.

(iv)                            Guarantees in respect of the facilities

The obligations of Imperial Finance and Imperial Enterprise as the borrowers under the New Bank Debt Facility are guaranteed by Imperial Tobacco and Imperial Tobacco Limited on a continuing basis and extend to the ultimate balance of all sums payable by Imperial Finance and Imperial Enterprise under the New Bank Debt Facility.

(v)                                Mandatory prepayments

The New Bank Debt Facility includes a mandatory prepayment clause which requires Imperial Finance or Imperial Enterprise to prepay and cancel the facilities or certain commitments under the facilities (as appropriate):

(A)                              if a lender under the facilities notifies Imperial Finance that it is unlawful for that lender to perform any of its obligations under a finance document entered into in connection with the New Bank Debt Facility or to fund or maintain its share in any commitment (subject to a right of Imperial Finance to replace that lender);

(B)                                if the Imperial Tobacco Group disposes of all or substantially all of its assets;

(C)                                upon a change of control, unless otherwise agreed by the lenders;

(D)                               subject to certain exceptions, out of the net proceeds of an issue, sale or public offering of any debt in the debt capital markets by any member of the Imperial Tobacco Group; and

(2)          A long term credit rating is a grade provided by a rating agency that provides a guide as to their opinion of the creditworthiness of a company. It is based on a number of factors, including but not limited to current and future profit levels, balance sheet quality, level and stability of cash flows as well as qualitative factors like strategy and management quality. A credit rating is measured in combinations of up to three letters, figures and plus/negative as well as an outlook (stable, positive or negative). The credit ratings move on a scale from “AAA stable outlook” at the top to CC or D at the lowest end of the scale. Any credit rating above Ba1 from Moody’s and BB+ from S&P is considered investment grade. Imperial Tobacco is currently rated Baa3 stable by Moody’s and BBB credit watch negative by S&P.

(E)                                 subject to certain exceptions, out of the net proceeds of a disposal of any asset or business (whether by way of share or asset sale) by a member of the Imperial Tobacco Group to a person who is not a member of the Imperial Tobacco Group.

(vi)                            Other commitments

The New Bank Debt Facility sets out, amongst other things, general restrictions that apply to the borrowers, guarantors and, in some cases, certain other members of the Imperial Tobacco Group (including, after settlement of the Proposed Offer, to Altadis and certain of its subsidiaries) and contains representations, undertakings and financial covenants in respect of the business and financial position of the Imperial Tobacco Group. These include, in particular:

(A)                              an undertaking that Imperial Tobacco will not, and will procure that no other member of the Imperial Tobacco Group will, either in a single transaction or in a series of transactions, whether related or not, and whether voluntarily or involuntarily, sell, transfer, grant or lease, or otherwise dispose of all or substantially all of the assets of the Imperial Tobacco Group except in the case of a reorganisation that is permitted under the terms of the New Bank Debt Facility;

(B)                                an undertaking, subject to certain exceptions usual for a facility of this nature, that Imperial Tobacco will not, and will procure that no other member of the Imperial Tobacco Group will, create or permit to subsist any security interest on any of its present or future assets;

(C)                                an undertaking, subject to certain exceptions usual for a facility of this nature, that Imperial Tobacco will procure that no other member of the Imperial Tobacco Group (other than Imperial Tobacco) will guarantee any indebtedness of the borrowers under the New Bank Debt Facility unless the obligations of the borrowers under the New Bank Debt Facility are similarly guaranteed;

(D)                               an undertaking that the financial indebtedness of the Imperial Tobacco Group will not exceed certain limits agreed with the lenders under the New Bank Debt Facility, subject to certain carve-outs, including any financial indebtedness of the borrowers and guarantors;

(E)                                 certain financial undertakings relating to consolidated total net borrowings to consolidated EBITDA and consolidated EBITDA to consolidated net interest payable; and

(F)                                 other general undertakings usual for a facility of this nature, including, amongst others, compliance with laws, pari passu ranking, authorisations and change of business restrictions.

In addition to the undertakings set out above the New Bank Debt Facility also contains undertakings relating to the Proposed Offer. These include in particular:

(A)                              that Imperial Tobacco must not, without the prior written consent of the majority lenders under the New Bank Debt Facility, waive or amend (i) any condition of the Proposed Offer in any respect which would have a material adverse effect on the business, assets or financial condition of the Imperial Tobacco Group and Altadis Group (taken as a whole), (ii) the condition of the Proposed Offer that a general meeting of the Altadis Shareholders is held resolving to amend the bye-laws of Altadis before the date on which the acceptance period for the Proposed Offer ends in order to remove the limitation on the votes that each Altadis Shareholder may cast at a general shareholders meeting of Altadis and (iii) the condition to the making of the Proposed Offer that a general meeting of the Shareholders is held resolving to increase Imperial Tobacco’s share capital by an amount sufficient for the rights issue to be made by Imperial Tobacco, approving the allotment of shares and approving the Proposed Acquisition as a Class 1 transaction; and

(B)                                other undertakings usual for a facility of this nature, including, amongst others, provision of information relating to the Proposed Offer to the lenders and that the minimum acceptance level in relation to the Proposed Offer is not waived unless notwithstanding such waiver Imperial Tobacco will acquire beneficially more than 50% of the issued share capital of Altadis pursuant to the Proposed Offer.

(vii)                        Events of Default

The New Bank Debt Facility includes certain events of default usual for a facility of this nature, including failure to pay, non-fulfilment of financial obligations and undertakings, false representations and warranties and insolvency. It also includes a clean up period of 90 days after the date of first payment for shares in Altadis pursuant to the Proposed Offer whereby certain events which would otherwise constitute events of default will not be deemed to be events of default if, amongst other things, such default relates solely to the Altadis Group.

(viii)                    Syndication

The Original Lenders have reserved, in respect of the New Bank Debt Facility, the right to syndicate their commitments in respect of that facility subject to certain restrictions agreed with those Original Lenders.

(ix)                            Effects of the financing on Altadis

The New Bank Debt Facility does not require that Altadis or any of its subsidiaries become a borrower under the New Bank Debt Facility, nor does it require that Altadis or any of its subsidiaries provide any guarantees for the financing of the Proposed Acquisition or grant any security over its assets in connection with the financing of the Proposed Acquisition.

(x)                                Repayment plans

Initially the whole consideration payable in respect of the Proposed Acquisition will be funded from utilisations under the New Bank Debt Facility and the Equity Bridge Facility, but Imperial Tobacco intends to repay certain of the utilisations under the New Bank Debt Facility from debt capital markets issuances, free cash flow and certain other sources of funding to be decided upon by Imperial Tobacco subject to, amongst other things, the then prevailing market conditions. No decision or provision in respect of the timing or size of these funding sources has been taken or made by Imperial Tobacco as at the date of this Circular except as set out below in respect of the Equity Bridge Facility.

(b)                                  Equity Bridge Facility

(i)                          General

In addition to the facilities under the New Bank Debt Facility, Imperial Tobacco and Imperial Tobacco Limited have entered into a further facility agreement on 18 July 2007, being the Equity Bridge Facility, with ABN AMRO Bank N.V., Citibank, N.A., London Branch, Morgan Stanley Bank International Limited/Morgan Stanley Senior Funding, Inc. and Lehman Brothers Holdings, Inc. as original lenders (the Original Bridge Lenders). Imperial Tobacco is the borrower under the Equity Bridge Facility and Imperial Tobacco Limited is the guarantor. Below is a description of the main terms and conditions of the Equity Bridge Facility.

(ii)                              Type, amount and purpose of the facilities

The Equity Bridge Facility comprises three term loan facilities, an A term loan facility, a B term loan facility and a C term loan facility, each with a maturity date of 364 days after the date of the agreement.  The Equity Bridge Facility is subordinated to, amongst other facilities, the facilities under the New Bank Debt Facility. The total amount of the commitments in respect of the facilities contained in the Equity Bridge Facility is set out in the table of commitments below. The B term loan facility cannot be utilised until the A term loan facility has been utilised in full and the C term loan facility cannot be utilised until the A term loan facility and B term loan facility have been utilised in full. The Equity Bridge Facility is intended to be utilised towards, amongst other things, the payment of the consideration payable pursuant to the Proposed Acquisition, to issue and cash collateralise (where needed) avales and to finance the payment of fees, costs and expenses.

The following are the original commitments undertaken by each of the Original Bridge Lenders in each of the facilities under the Equity Bridge Facility:

Name of Original Bridge Lender	A Facility Commitments	B Facility Commitments	C Facility Commitments
	(Euro)	(Euro)	(Euro)

ABN AMRO Bank N.V.	2,515,065,000	—	360,985,800
Citibank, N.A., London Branch	1,257,532,500	—	180,492,900
Morgan Stanley Bank International Limited/Morgan Stanley Senior Funding, Inc.	2,515,065,000	—	360,985,800
Lehman Brothers Holdings Inc.	—	698,629,167	100,273,833
Total	6,287,662,500	698,629,167	1,002,738,333

(iii)                          Interest

The rate of interest under the Equity Bridge Facility is EURIBOR (or, if the facility or any part thereof is redenominated into sterling to assist in prepayment, LIBOR) plus a margin plus any mandatory costs payable. In addition, if an event of default is outstanding under the Equity Bridge Facility or Imperial Tobacco is in default of its obligations to provide a compliance certificate to the facility agent setting out, amongst other things, compliance with certain financial covenants referred to below or to the extent that any underwriting agreement to be executed pursuant to the Underwriting Agreement in respect of the rights issue is not executed within a set period of time, the margin will be increased.

(iv)                            Guarantees in respect of the facilities

The obligations of Imperial Tobacco as the borrower under the Equity Bridge Facility are guaranteed by Imperial Tobacco Limited on a continuing basis and extend to the ultimate balance of all sums payable by Imperial Tobacco under the Equity Bridge Facility. Imperial Tobacco Limited is permitted to resign as a guarantor if the guarantee given by it will result in Moody’s or S&P assigning a non-investment grade long term credit rating to Imperial Tobacco, provided that such rating agency has not confirmed to Imperial Tobacco that it would assign a non-investment grade long term credit rating to Imperial Tobacco whether or not such resignation occurs.

(v)                                Mandatory prepayments

The Equity Bridge Facility includes a mandatory prepayment clause which requires Imperial Tobacco to prepay and cancel the facilities or certain commitments under the facilities (as appropriate):

(A)                              if a lender under the facilities notifies Imperial Tobacco that it is unlawful for that lender to perform any of its obligations under a finance document entered into in connection with the Equity Bridge Facility or to fund or maintain its share in any commitment (subject to a right of Imperial Tobacco to replace that lender);

(B)                                if the Imperial Tobacco Group disposes of all or substantially all of its assets;

(C)                                upon a change of control, unless otherwise agreed by the lenders; and

(D)                               out of the net proceeds of any rights issue the subject of the Underwriting Agreement and the equity component of any hybrid securities issued.

(vi)                            Other commitments

The Equity Bridge Facility sets out, amongst other things, general restrictions that apply to the borrower, guarantor and, in some cases, certain other members of the Imperial Tobacco Group (including, after settlement of the Proposed Offer, to Altadis and certain of its subsidiaries) and contains representations, undertakings and financial covenants in respect of the business and financial position of the Imperial Tobacco Group. These include, in particular:

(A)                              an undertaking that Imperial Tobacco will not, and will procure that no other member of the Imperial Tobacco Group will, either in a single transaction or in a series of transactions, whether related or not, and whether voluntarily or involuntarily, sell, transfer, grant or lease, or otherwise dispose of all or substantially all of the assets of the Imperial Tobacco Group except in the case of a reorganisation that is permitted under the terms of the Equity Bridge Facility;

(B)                                an undertaking, subject to certain exceptions usual for a facility of this nature, that Imperial Tobacco will not, and will procure that no other member of the Imperial Tobacco Group will, create or permit to subsist any security interest on any of its present or future assets;

(C)                                an undertaking, subject to certain exceptions usual for a facility of this nature, that Imperial Tobacco will procure that no other member of the Imperial Tobacco Group (other than Imperial Tobacco) will guarantee any indebtedness of the borrower under the Equity Bridge Facility unless the obligations of the borrower under the Equity Bridge Facility are similarly guaranteed;

(D)                               an undertaking that the financial indebtedness of the Imperial Tobacco Group will not exceed certain limits agreed with the lenders under the Equity Bridge Facility, subject to certain carve outs, including any financial indebtedness of the borrower and guarantor;

(E)                                 certain financial undertakings relating to consolidated total net borrowings to consolidated EBITDA and consolidated EBITDA to consolidated net interest payable; and

(F)                                 other general undertakings usual for a facility of this nature, including, amongst others, compliance with laws, pari passu ranking, authorisations and change of business restrictions.

In addition to the undertakings set out above the Equity Bridge Facility also contains undertakings relating to the Proposed Offer. These include:

(A)                              that Imperial Tobacco must not, without the prior written consent of the majority lenders under the Equity Bridge Facility, waive or amend (i) any condition of the Proposed Offer in any respect which would have a material adverse effect on the business, assets or financial condition of the Imperial Tobacco Group and Altadis Group (taken as a whole), (ii) the condition of the Proposed Offer that a general meeting of the Altadis Shareholders is held resolving to amend the bye-laws of Altadis before the date on which the acceptance period for the Proposed Offer ends in order to remove the limitation on the votes that each Altadis Shareholder may cast at a general shareholders meeting of Altadis and (iii) the condition to the making of the Proposed Offer that a general meeting of the Shareholders is held resolving to increase Imperial Tobacco’s share capital by an amount sufficient for the rights issue to be made by Imperial Tobacco, approving the allotment of shares and approving the Proposed Acquisition as a Class 1 transaction; and

(B)                                other undertakings usual for a facility of this nature, including, amongst others, provision of information relating to the Proposed Offer to the lenders and that the minimum acceptance level in relation to the Proposed Offer is not waived unless notwithstanding such waiver Imperial Tobacco will acquire beneficially more than 50% of the issued share capital of Altadis pursuant to the Proposed Offer.

(vii)                        Events of Default

The Equity Bridge Facility includes certain events of default usual for a facility of this nature, including failure to pay, non-fulfilment of financial obligations and undertakings, false representations and warranties and insolvency. It also includes a clean up period of 90 days after the date of first payment for shares in Altadis pursuant to the Proposed Offer whereby certain events which would otherwise constitute events of default will not be deemed to be events of default if, amongst other things, such default relates solely to the Altadis Group.

(viii)                    Syndication

The Original Bridge Lenders have reserved, in respect of the Equity Bridge Facility, the right to syndicate their commitments in respect of that facility, subject to certain restrictions agreed with those Original Bridge Lenders.

(ix)                            Effects of the financing on Altadis

The Equity Bridge Facility does not require that Altadis or any of its subsidiaries become a borrower under the Equity Bridge Facility, nor does it require that Altadis or any of its subsidiaries provide any guarantees for the financing of the Proposed Acquisition or grant any security over its assets in connection with the financing of the Proposed Acquisition.

(x)                                Repayment plans

Initially the whole consideration payable in respect of the Proposed Acquisition will be funded from utilisations under the New Bank Debt Facility and the Equity Bridge Facility and the Equity Bridge Facility will be re-sized prior to launching the rights issue to the minimum amount needed to ensure that the Enlarged Group continues to have an investment grade credit rating. The proceeds to re-size the Equity Bridge Facility will come from utilisations under the New Bank Debt Facility, so long as the Enlarged Group maintains an investment grade credit rating. The remaining amounts drawn on the Equity Bridge Facility are intended to be repaid from the proceeds of a rights issue. Given that the proceeds of the rights issue will be in sterling, Imperial Tobacco has the ability to redenominate the original euro denominated facilities under the Equity Bridge Facility into sterling or, alternatively, to settle hedging transactions to convert the sterling proceeds of the rights issue into euros. To the extent the proceeds of the rights issue are insufficient to repay the facilities under the Equity Bridge Facility at that time in full due to foreign exchange movements, utilisations can be made under the New Bank Debt Facility to repay and prepay the balance of the Equity Bridge Facility remaining.

(c)                                  Rights Issue

In connection with the Equity Bridge Facility, Imperial Tobacco has entered into the Underwriting Agreement with ABN AMRO Hoare Govett, Morgan Stanley, Citi and Lehman Brothers. Pursuant to the Underwriting

Agreement, ABN AMRO Hoare Govett, Morgan Stanley, Citi and Lehman Brothers have undertaken on a several basis to underwrite a rights issue by Imperial Tobacco of Ordinary Shares to existing Shareholders to raise net proceeds of up to £5.4 billion. The rights issue will be sized to the minimum amount needed to ensure that the Enlarged Group continues to have an investment grade credit rating. The Underwriting Agreement provides that the issue price of the Ordinary Shares to be issued in connection with the rights issue will be agreed by Imperial Tobacco, ABN AMRO Hoare Govett, Morgan Stanley, Citi and Lehman Brothers, at the time the rights issue is launched, acting in good faith in light of the then prevailing market conditions and normal market practice. Failing such agreement the issue price will be the nominal value of an Ordinary Share, being 10 pence.

Pursuant to the Underwriting Agreement, the rights issue will be undertaken at a time to be agreed in good faith by Imperial Tobacco and ABN AMRO Hoare Govett, Morgan Stanley, Citi and Lehman Brothers, having regard to the then prevailing market conditions and Listing Rules and Prospectus Rules requirements, with the aim of providing proceeds as soon as reasonably practicable after completion of the acquisition of more than 50% of the Altadis Shares. In the absence of any other agreement, the rights issue will be timed to provide proceeds to repay the Equity Bridge Facility on its maturity date. The rights issue will not be extended to Shareholders in certain jurisdictions, including the United States, where doing so would not comply with applicable laws or regulations.

7.                                      Future intentions for Altadis

Our future intentions for Altadis include the following:

Disposal of assets

Other than as indicated in paragraphs 6 and 8 of Part II of this Circular (:Letter from the Chairman of Imperial Tobacco”) and below, at the date of this Circular we have no current intention to use or dispose of Altadis’ assets other than in the ordinary course of business. It is our current intention for the Enlarged Group to maintain the integrity of Altadis’ current business subject to our integration plans referred to in paragraphs 6 and 7 of Part II of this Circular (“Letter from the Chairman of Imperial Tobacco”). However, we will keep this under review and, if it is in the interests of Shareholders, will be willing to consider the divestment of parts of the Altadis Group either in conjunction with the Proposed Acquisition or otherwise. This could involve a relevant third party investing in the Offeror.

Future intentions in relation to employees

Other than as indicated in paragraph 7 of Part II of this Circular (“Letter from the Chairman of Imperial Tobacco”), at this point in time we have no proposals in respect of Altadis’ employees. In connection with the Proposed Offer, we intend to comply with any requirements imposed by local law to inform and consult Altadis’ works’ councils and/or employee representatives.

Altadis’ indebtedness

It is our current intention to re-finance the existing core bank loan facilities in Altadis (excluding its existing Morrocan dirham loan facilities) either on or shortly after settlement of the Proposed Offer through the New Bank Debt Facility, as further described in paragraph 6 above, although a final decision will only be taken at the relevant time. We expect the debt securities issued by the Altadis Group to remain in issue after Completion.

Dividend policy

There is no commitment to maintain the dividend policy of Altadis after Completion. The dividend policy of Altadis will be determined by its board of directors, and will depend on future cash flow levels as well as future financing and investment needs, amongst other things.

Altadis’ bye-laws

We have no current intention to amend Altadis’ bye-laws after Completion other than to amend the accounting reference date of Altadis to bring the financial year end in line with the other companies in the Imperial Tobacco Group.

However, if the amendments to Altadis’ bye-laws described in paragraph 4 above are not favourably resolved upon and duly registered before the date on which the acceptance period for the Proposed Offer ends and the Offeror decides to waive this condition, we may seek to make such amendments once the Proposed Offer is settled.

Altadis’ management bodies

It is our current intention to nominate representatives to be appointed to the Altadis board of directors. As a result, certain Altadis directors at the date of this Circular may leave the board in order for these appointments to be made. Equally, our representatives may be appointed to other Altadis management bodies. A final decision will only be taken at the relevant time.

While Altadis remains a listed company, the Offeror will continue to observe the Spanish recommendations on good corporate governance as required under Spanish law. It is our current intention to maintain independent directors (consejeros independientes) on Altadis’ board of directors although, as a result of the appointment of our representatives as directors (consejeros dominicales), the number of independent directors could be significantly reduced.

If Altadis is de-listed, the structure of the board of directors of Altadis would change. The independent directors would be substituted with executive directors and directors related to us as majority shareholder (consejeros ejecutivos o dominicales). In addition, Altadis would no longer be required to observe the recommendations on good corporate governance for listed companies.

De-listing of Altadis Shares in Spain

The Offeror currently intends to seek the de-listing of the Altadis Shares as soon as practicable following Completion.

For this purpose, the Offeror currently intends to call a general meeting of Altadis Shareholders to be held within three months of Completion, to vote in favour of the de-listing of the Altadis Shares, and to make an application for de-listing to the CNMV as soon as practicable following that shareholders’ meeting and, in any event, within six months of Completion.

The de-listing will be carried out in compliance with all applicable legal requirements.

If the Proposed Offer is accepted by a high number of shareholders, it is currently intended that the Offeror and Altadis, subject to the CNMV’s approval, will apply to the CNMV for the authorisation of the de-listing of Altadis without making a de-listing tender offer.

If the CNMV does not require a de-listing tender offer, the Offeror currently intends to adopt all measures that may be necessary to facilitate the acquisition of the remaining Altadis Shares held by minority shareholders, placing a standing purchase order in the market at the same price offered under the Proposed Offer, until the effective de-listing of Altadis.

If the level of acceptances of the Proposed Offer is not high, the Offeror will consider whether or not to de-list Altadis, taking into consideration the level of acceptances of the Proposed Offer and the costs associated with Altadis continuing to be a listed company.

Under the proposed new Spanish takeover rules, a de-listing tender offer will not be required in connection with the de-listing if the Offeror exercises a right compulsorily to acquire the shares of any outstanding shareholders.

De-listing of Altadis Shares in France

Following Completion, we will procure that Altadis will request Euronext Paris and the Autorité des Marchés Financiers to de-list the Altadis Shares from Euronext Paris.

Attaining full ownership of Altadis

Subject to the satisfaction of applicable legal and regulatory requirements, it is our current intention to make use of any and all legal procedures available to us and/or Altadis (whether immediately following Completion or in the future) in order to seek to attain full ownership of Altadis.

PART VI
ADDITIONAL INFORMATION

1.                                      Responsibility

The Directors, whose names appear in paragraph 3 of this Part VI, accept responsibility for the information contained in this Circular. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

All of the information in this document relating to Altadis has been compiled, so far as the Company is aware, from the most up-to-date publicly available information, being public documents filed by Altadis or published by Altadis on its website prior to 13 July 2007 (being the latest practicable date prior to the publication of this Circular). The Directors confirm that the information relating to Altadis contained in this Circular has been accurately reproduced from such sources and, as far as the Company is aware and is able to ascertain from such sources, no facts have been omitted which would render the reproduced information inaccurate or misleading.

2.                                      Share Capital

2.1                                 The authorised, issued and fully paid share capital of the Company as at 13 July 2007 (being the latest practicable date prior to the publication of this Circular) is as follows:

		Issued Number of
Authorised Number of Ordinary Shares	Amount (£)	Ordinary Shares	Amount (£)

1,000,000,000	100,000,000	729,200,921	72,920,092.10

2.2                                 Following the passing of the Resolution, the authorised, issued and fully paid share capital of the Company immediately following the issue of the maximum number of new Ordinary Shares that could be issued pursuant to the authority under the Resolution (assuming such maximum issue were to take place and assuming no options granted under the Imperial Tobacco Share Plans are exercised and satisfied with new issue shares between 13 July 2007 (being the latest practicable date prior to the publication of this Circular) and such issue) would be as follows:

		Issued Number of
Authorised Number of Ordinary Shares	Amount (£)	Ordinary Shares	Amount (£)

56,040,000,000	5,604,000,000	55,769,200,921	5,576,920,092.10

There are 51,717,000 treasury shares held by the Company as at 13 July 2007 (being the latest practicable date prior to the publication of this Circular).

3.                                      Directors

The Directors and their functions are as follows:

Name of Director	Position

Iain John Grant Napier	Chairman and Non-Executive Director
Anthony George Laurence Alexander(1)	Vice Chairman and Non-Executive Director
Gareth Davis	Chief Executive and Director
Robert Dyrbus	Finance Director
Graham Leonard Blashill	Sales and Marketing Director
David Cresswell	Manufacturing Director
Alison Jane Cooper	Corporate Development Director
Kenneth Mackay Burnett	Non-Executive Director
Pierre Jean-Marie Henri Jungels	Senior Independent Non-Executive Director
Charles Frederick Knott	Non-Executive Director
Susan Elizabeth Murray	Non-Executive Director
Mark David Williamson	Non-Executive Director
Michael Hugh Creedon Herlihy	Non-Executive Director

(1)          As previously announced, the current vice chairman, Mr. A G L Alexander, intends to retire from the Board at the Annual General Meeting in early 2008.

4.                                      Directors’ interests in the Company

4.1                                 The interests of the Directors and their immediate families in the share capital of the Company (all of which are beneficial unless otherwise stated), which:

(a)           have been notified to the Company pursuant to DTR 3.1.2R of the Disclosure and Transparency Rules; or

(b)           were required to be entered into the register referred to in section 325 of the Act; or

(c)                                  are interests of a connected person (within the meaning of the Disclosure and Transparency Rules) which would, if the connected person were a Director, be required to be disclosed under paragraphs 4.1(a) or 4.1(b) above and the existence of which is known to or could with reasonable diligence be ascertained by that Director, as at 13 July 2007 (being the latest practicable date prior to the publication of this Circular), were as at 13 July 2007 (being the latest practicable date prior to the publication of this Circular) and are expected to be, immediately following Completion of the Proposed Acquisition, as follows:

	Number of	Percentage of
	Ordinary Shares	Ordinary Shares
	as at 13 July	as at 13 July
Name	2007(1)	2007(2)

Executive Directors
Gareth Davis	366,349	0.054
Robert Dyrbus	236,644	0.035
David Cresswell	99,932	0.015
Alison Cooper	57,809	0.009
Graham Blashill	91,388	0.013
Non-Executive Directors
Anthony Alexander	132,710	0.020
Ken Burnett	134	0.00002
Pierre Jungels	2,684	0.0004
Charles Knott	134	0.00002
Susan Murray	722	0.0001
Iain Napier	4,305	0.0006
Mark Williamson	—	—
Michael Herlihy	—	—
Total	992,811	0.14714

(1)           All of these holdings represent less than 1% of the called up, issued and fully paid Ordinary Shares.

(2)           Excluding Ordinary Shares held in treasury.

4.2                                 The interests of the Directors together represent approximately 0.15% of the issued share capital of the Company (excluding treasury shares) as at 13 July 2007 (being the latest practicable date prior to the publication of this Circular).

4.3                                 Imperial Tobacco Share Plans options and awards

As at 13 July 2007 (being the latest practicable date prior to the publication of this Circular), the following options over Ordinary Shares have been granted to the Directors under the Imperial Tobacco Share Plans, such options being exercisable at the price and between the dates shown below:

			Number of
			Ordinary Shares	Option	Exercise period (for
	Imperial Tobacco		subject to	exercise	option)/performance
Director	Share Plan	Date of grant/award	option/award	price (£)	period (for awards)

Gareth Davis	LTIP (awards)	9 November 2004	42,513	—	November 2004 — November 2007
	LTIP (awards)	2 November 2005	96,594	—	November 2005 — November 2008
	LTIP (awards)	1 November 2006	89,929	—	November 2006 — November 2009
	SMS (centenary)	12 August 2002	294	—	No performance period — expected vesting date is in August 2007
	SMS	29 January 2005	36,059	—	January 2005 — January 2008
	SMS	15 February 2006	31,698	—	February 2006 — February 2009
	SMS	15 February 2007	20,601	—	February 2007 — February 2010
	Sharesave	31 May 2002	1,205	8.24	1 August 2007 — 31 January 2008
	Sharesave	4 June 2003	774	8.22	1 August 2008 — 31 January 2009
	Sharesave	27 May 2007	570	17.22	1 August 2012 — 31 January 2013
Total			320,237
Robert Dyrbus	LTIP (awards)	9 November 2004	26,974	—	November 2004 — November 2007
	LTIP (awards)	2 November 2005	45,975	—	November 2005 — November 2008
	LTIP (awards)	1 November 2006	42,810	—	November 2006 — November 2009
	SMS (centenary)	12 August 2002	294	—	No performance period — expected vesting date is in August 2007
	SMS	29 January 2005	22,947	—	January 2005 — January 2008
	SMS	15 February 2006	20,111	—	February 2006 — February 2009
	SMS	15 February 2007	13,073	—	February 2007 — February 2010
	Sharesave	26 May 2004	374	10.08	1 August 2007 — 31 January 2008
	Sharesave	23 May 2006	402	13.95	1 August 2009 — 31 January 2010
	Sharesave	27 May 2007	219	17.22	1 August 2010 — 31 January 2011
Total			173,179

			Number of
			Ordinary Shares	Option	Exercise period (for
	Imperial Tobacco		subject to	exercise	option)/performance
Director	Share Plan	Date of grant/award	option/award	price (£)	period (for awards)

Graham Blashill	LTIP (awards)	9 November 2004	8,600	—	November 2004 — November 2007
	LTIP (awards)	2 November 2005	21,981	—	November 2005 — November 2008
	LTIP (awards)	1 November 2006	21,001		November 2006 — November 2009
	SMS (centenary)	12 August 2002	294	—	No performance period — expected vesting date is in August 2007
	SMS	29 January 2005	9,211	—	January 2005 — January 2008
	SMS	15 February 2006	10,701	—	February 2006 — February 2009
	SMS	15 February 2007	9,360	—	February 2007 — February 2010
	Sharesave	23 May 2005	807	11.73	1 August 2008 — 31 January 2009
Total			81,955
David Cresswell	LTIP (awards)	9 November 2004	19,351	—	November 2004 — November 2007
	LTIP (awards)	2 November 2005	21,981		November 2005 — November 2008
	LTIP (awards)	1 November 2006	20,463	—	November 2006 — November 2009
	SMS (centenary)	12 August 2002	294	—	No performance period — expected vesting date is in August 2007
	SMS	29 January 2005	14,893	—	January 2005 — January 2008
	SMS	15 February 2006	13,109	—	February 2006 — February 2009
	SMS	15 February 2007	9,376	—	February 2007 — February 2010
	Sharesave	31 May 2002	2,008	8.24	1 August 2007 — 31 January 2008
	Sharesave	27 May 2007	548	17.22	1 August 2010 — 31 January 2011
Total			102,023
Alison Cooper	LTIP (awards)	9 November 2004	9,773	—	November 2004 — November 2007
	LTIP (awards)	2 November 2005	13,003	—	November 2005 — November 2008
	LTIP (awards)	1 November 2006	13,731	—	November 2006 — November 2009
	SMS (centenary)	12 August 2002	294	—	No performance period — expected vesting date is in August 2007
	SMS	29 January 2005	10,984	—	January 2005 — January 2008
	SMS	15 February 2006	9,988	—	February 2006 — February 2009
	SMS	15 February 2007	7,777	—	February 2007 — February 2010
	Sharesave	23 May 2006	670	13.95	1 August 2009 — 31 January 2010
Total			66,220

Notes:

The LTIP awards referred to above will only vest if applicable performance conditions have been satisfied. In respect of the 2004 to 2007 award, the average annual earnings per share growth, after adjusting for UK inflation (Real Annual EPS Growth) was 9% in the performance period to the end of September 2006 and, therefore, if this performance were maintained over the relevant performance period, there would be partial vesting of 85.71% of the award. In respect of the 2005 to 2008 award, which was the first with the three part performance criteria, based upon interim measurement calculations partial vesting of 63.75% of the first element,

72% of the second element and 53.33% of the third element would occur if this performance were maintained over the relevant performance period.

In respect of the 2006 to 2009 award, based upon interim measurement calculations partial vesting of 87.50% of the first element and 100% of both the second and third elements would occur if this performance were maintained over the relevant performance period.

Directors who have invested their annual bonuses in the form of Ordinary Shares under the SMS will be entitled to the “matched” Ordinary Shares shown in the above table provided their initial investment in Ordinary Shares is left in the SMS for the duration of the three year vesting period and the Directors remain employed in the Imperial Tobacco Group. The vesting of “matched” Ordinary Shares awarded to Directors during February 2006 and February 2007 is also subject to the satisfaction of performance criteria according to which Imperial Tobacco must achieve in excess of 3% Real Annual EPS Growth over the vesting period.

The Imperial Tobacco Group Employee and Executive Benefit Trust (the Executive Trust) and the Imperial Tobacco Group PLC 2001 Employee Benefit Trust (the 2001 Trust) (together the Employee Benefit Trusts) have been established to acquire Ordinary Shares, by subscription or purchase, from funds provided by the Imperial Tobacco Group to satisfy rights to Ordinary Shares arising on the exercise of share options and on the vesting of the SMS and LTIP awards. As potential beneficiaries of the Executive Trust, each of the Directors is deemed to have a contingent interest in the 1,001,972 Ordinary Shares of Imperial Tobacco held by the Executive Trust as at 13 July 2007 (being the latest practicable date prior to the publication of this Circular).

Details of the shareholdings by the Employee Benefit Trusts for the last financial year are as follows:

					Shares under
	Balance at			Balance at	Award at
	1 October	Purchased	Distributed	30 September	30 September	Surplus/
	2005	during year	during year	2006	2006	(Shortfall)

Executive Trust	929,837	259,735	284,030	905,542	886,994	18,548
2001 Trust	2,096,700	3,102,009	1,857,908	3,340,801	4,711,099	(1,370,298)

The treasury shares held by the Company may be used to satisfy awards under the Imperial Tobacco Share Plans.

4.4                                 Save as set out in this Part VI, no Director has any interest in the share capital of the Company as at 13 July 2007 (being the latest practicable date prior to the publication of this Circular).

4.5                                 The Company has not entered into any related party transactions since 1 October 2003.

5.                                      Significant shareholdings

5.1                                 As at 13 July 2007 (being the latest practicable date prior to the publication of this Circular), in so far as it is notified to the Company, the name of each person other than a Director who, directly or indirectly, is or will be following Completion interested in 3% or more of the Company’s capital, and the amount of such person’s interest, is as follows:

Name	Number of Ordinary Shares as at 13 July 2007 (millions)	Percentage of Ordinary Shares as at 13 July 2007 (1)

Amvescap plc (now renamed Invesco plc)	39.33	5.84
Morgan Stanley Investment Management Ltd	38.12	5.63
Barclays PLC	35.83	5.29
Legal & General Investment Management Limited	30.96	4.56
Lloyds TSB Group plc	24.16	3.57
Franklin Resources Inc	21.89	3.00

(1) Excluding treasury shares.

5.2                                 As at 11 July 2007, 32,515,674 of the Company’s ADRs evidencing 32,515,674 of the Company’s ADSs (representing 65,031,348 Ordinary Shares) were held of record in the United States. These ADRs were held by 3,645 registered holders and collectively represented 9.6% of the total number of Ordinary Shares outstanding. Imperial Tobacco believes that as at 29 June 2007, 24.77% of its Ordinary Shares were beneficially owned by US holders in the form of ADSs or as Ordinary Shares. Since some of these securities are held by brokers and other nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

5.3                                 Save as disclosed in this paragraph 5, the Directors are not aware of any interest (within the meaning of the Disclosure and Transparency Rules) which will represent 3% or more of the issued share capital of the Company following Completion.

6.                                      Benefits on termination of employment of Directors

The service agreements for Gareth Davis and Robert Dyrbus were entered into at the time of the demerger of the Company from Hanson and the provisions dealing with compensation on termination following a change of control in their service agreements reflect that. The service agreements for the other executive Directors reflect the Company’s established policy that executive Directors have service agreements which are terminable on no more than one year’s notice and that there is no entitlement to the payment of a predetermined amount on termination of employment in any circumstances.

There are no liquidated damages provisions for compensation on termination within executive Directors’ service agreements, save as set out in the table below. The executive Directors’ service agreements do contain payment in lieu of notice provisions, but these are at the Company’s sole discretion. The Imperial Tobacco Group is unequivocally against rewards for failure and, save in the limited respects referred to above, the circumstances of the termination and an individual’s duty and opportunity to mitigate loss are taken into account in every case. The Imperial Tobacco Group’s policy is to stop or reduce compensatory payments to former Directors to the extent that they receive remuneration from other employment during the compensation period and that any such payments should be paid monthly in arrears.

Compensation on termination
Name	Date of agreement	Notice Periods	following a change of control

Gareth Davis	21 August 1996	52 weeks’ notice	payment of a liquidated sum calculated by reference to the benefits receivable during the notice period
Robert Dyrbus	21 August 1996	52 weeks’ notice	payment of a liquidated sum calculated by reference to the benefits receivable during the notice period
Graham Blashill	28 October 2005	52 weeks’ notice	no provisions
David Cresswell	30 May 2003	52 weeks’ notice	no provisions
Alison Cooper	1 July 2007	52 weeks’ notice	no provisions

7.                                      Details of key individuals important to Altadis’ business

The following information has been derived solely from Altadis’ 2006 annual report and public filings made by Altadis. So far as Imperial Tobacco is aware, the following persons, being the members of Altadis Group Senior Management Committee, are key individuals important to Altadis:

Antonio Vázquez — Chairman of the Executive Committee and Group Chief Executive Officer

Antonio Vázquez’s previous directorships include: Chief Operating Officer, Cigar Division, Altadis (2000-2005); Director, Cigar Division, Tabacalera (1996-2000); Deputy Director of International Department; Tabacalera (1993-1996); Director of subsidiaries of Domecq Mexico and Managing Director of Domecq International (1983-1993); Director of subsidiaries and Managing Director, Osborne group in Mexico (1978-1983).

Fernando Domínguez Valdés-Hevia — Chief Operating Officer, Group Cigars Business Unit

Fernando Domínguez Valdés-Hevia’s previous directorships include: Co-Chairman, Corporación Habanos SA (2003-2005); Chief Financial Officer, Corporación Habanos SA (2000-2003); Cigar Division Operations Director (1998-2003); Deputy Director of Controlling (1994-1998) and various management positions at Tabacalera as of 1985.

Luis Egido — Chief Operating Officer, Group Logistics Business Unit

Luis Egido’s previous directorships include: CEO of Logista; Logistics Division Director (1997) and Deputy Director (1988-1997), Tabacalera; Tobacconist Network Department Director (1986-1988).

Bruno Germain-Thomas — Chief Operating Officer, Group Cigarettes Business Unit

Bruno Germain-Thomas’ previous directorships include: Cigarette Marketing and Sales Director, Seita (as of 1997); Deputy CEO, Larousse-Bordas (1996); Danone group (1983-1996); Marketing Director, CEO of Société des Eaux Minérales d’Evian, and then Volvic.

Charles Lebeau — Senior Vice-President, Group Human Resources and Corporate Services

Charles Lebeau’s previous directorships include: Corporate Secretary, Altadis Group (2001-2005); International Development and Cigar Division Director, Seita; Director of International Cigarette Marketing and other positions at Seita (as of 1979).

Enrique Lloves — Senior Vice President, Group Strategy and Planning

Enrique Lloves’ previous directorships include: Vice Chairman, Altadis USA; Chairman, Tabacalera Cigars International (1999).

Pierre-André Terisse — Group Chief Financial Officer

Pierre-André Terisse joined Altadis in 2003 as Group Treasury and Financing Director. Until September 2006 he was Vice President, Finance of the Altadis cigarette division in Paris.

José Francisco Mateu Istúriz — Senior Vice-President, Group Legal Affairs and Institutional Relations

José Francisco Mateu Istúriz’s previous directorships include: Legal Affairs Director and Secretary of the Board of Directors, Terra Lycos Group (2001-2005); Deputy Legal Director, Repsol (1989-2001); European Community Relations Director and Legal Director, Oil Division, Riotinto Explosivos group (1986-1989).

8.                                      Material Contracts

8.1           Imperial Tobacco

The following is a summary of each contract (not being a contract entered into in the ordinary course of business) (i) to which Imperial Tobacco or any member of the Imperial Tobacco Group is or has been a party within the two years immediately preceding the date of this Circular which is, or may be, material; or (ii) that has been entered into by Imperial Tobacco or any member of the Imperial Tobacco Group and which contains any provision under which any member of the Imperial Tobacco Group has any obligation or entitlement which is material to the Imperial Tobacco Group as at the date of this Circular.

EMTN Programme

The euro medium term note programme has been used as a platform for several debt issuances since it was established in 1999. The size of the programme has been increased twice since 1999, from €2 billion to €6 billion in July 2003 and then to €10 billion in 2004. The programme lapsed in January 2007, although once it has been renewed, Imperial Tobacco intends to use it for future debt issuances.

Letter of Credit Facility

The Imperial Tobacco Group has a letter of credit facility provided under a facility agreement entered into by, amongst others, Imperial Tobacco Limited, Imperial Tobacco and Imperial Finance on 6 December 2004 (as amended and restated from time to time, the Letter of Credit Facility). The facility provided under the Letter of Credit Facility comprises a letter of credit facility for up to £277 million. The facility is utilised to provide a letter of credit to Imperial Tobacco Pension Trustees Limited (or its successor in title). The maturity date of the Letter of Credit Facility is 28 May 2010.

The Letter of Credit Facility contains representations and undertakings in respect of the business and financial position of the Imperial Tobacco Group similar to those contained in the Credit Facility Agreement.

Credit Facility Agreement

The principal bank facilities for the Imperial Tobacco Group are made up of facilities provided under a credit facility agreement between, amongst others, Imperial Finance, Imperial Tobacco Finance (2) PLC, Imperial Enterprise, Imperial Tobacco and Imperial Tobacco Limited on 10 February 2005 (as amended and restated from time to time, the Credit Facility Agreement). The facilities provided under the Credit Facility Agreement currently comprise a €3,750 million multicurrency committed revolving credit facility, a €300 million committed swingline facility available in euros, US dollars and pounds sterling and a £500 million uncommitted credit facility. The maturity date of the Credit Facility Agreement is five years from the date of the agreement.

The rate of interest for the facilities under the Credit Facility Agreement (other than the swingline facility and the uncommitted facility) is EURIBOR/LIBOR (as appropriate) plus a margin plus any mandatory costs payable.

The Credit Facility Agreement contains representations, undertakings and financial covenants in respect of the business and financial position of the Imperial Tobacco Group and mandatory prepayment obligations including on a change of control of Imperial Tobacco.

Share Purchase Agreement for Davidoff and Zino trademarks

On 23 August 2006, the Company and Reemtsma entered into a share purchase agreement with Tchibo Holding AG pursuant to which it acquired all of the outstanding share capital of certain companies that owned the Davidoff and Zino trademarks for cigarettes and cigarette accessories for a total cash consideration of €540 million (£368 million as at completion of the acquisition).

Share purchase agreement with Houchens Industries Inc.

On 8 February 2007, MAUI Acquisition Corporation (subsequently renamed ITG Holdings USA, Inc.), a wholly-owned indirect subsidiary of Imperial Tobacco, entered into a share purchase agreement with Houchens Industries, Inc. to acquire 100% of Commonwealth Brands for a total cash consideration of US$1.9 billion (£1.0 billion as at completion of the acquisition), subject to a stockholders’ equity adjustment. The Company agreed with Houchens Industries, Inc. to fully and unconditionally guarantee the performance by MAUI Acquisition Corporation of its obligations under this share purchase agreement.

US Financing Agreement

The Imperial Tobacco Group has entered into a term loan facility provided under a facility agreement entered into by, amongst others, Imperial Finance, Imperial Tobacco Finance (2) PLC, Imperial Enterprise, Imperial Tobacco and Imperial Tobacco Limited on 8 February 2007 (the US Financing Agreement). The facility provided under the US Financing Agreement comprises a US$1,900 million term loan facility, of which up to US$20 million can be drawn by way of letters of credit. The maturity date of the US Financing Agreement is 364 days from the date of the agreement (subject to an extension for an additional 365 days).

The rate of interest for the facility under the US Financing Agreement is LIBOR plus a margin plus any mandatory costs payable.

The US Financing Agreement contains representations, undertakings and financial covenants in respect of the business and financial position of the Imperial Tobacco Group and mandatory prepayment obligations including on a change of control of Imperial Tobacco.

New Bank Debt Facility

The New Bank Debt Facility is described in paragraph 6 of Part V of this Circular (“Principal Terms of the Proposed Offer”).

Equity Bridge Facility

The Equity Bridge Facility is described in paragraph 6 of Part V of this Circular (“Principal Terms of the Proposed Offer”).

Sponsor’s Engagement Letter

Imperial Tobacco entered into a Sponsor’s Engagement Letter with Citi on 18 July 2007 which sets out the terms and conditions on which it has appointed Citi as its sponsor for the purpose of the publication of this Circular. This engagement letter is a supplement to a financial advisory engagement letter entered into with Citi on 12 March 2007. The Sponsor’s Engagement Letter contains, amongst other things, customary warranties given by Imperial Tobacco to Citi and customary indemnities from Imperial Tobacco in favour of Citi.

Underwriting Agreement

Imperial Tobacco has entered into the Underwriting Agreement on 18 July 2007 with ABN AMRO Hoare Govett, Morgan Stanley, Citi and Lehman Brothers (together the Underwriters), pursuant to which:

(a)                                  Imperial Tobacco will, subject to certain conditions, allot and issue, by way of a rights issue to existing Shareholders (the Rights Issue), Ordinary Shares to raise, in aggregate, the lesser of (i) the sterling equivalent of the amount outstanding under the Equity Bridge Facility and (ii) £5.4 billion, and the Underwriters have severally agreed to procure subscribers (or subscribe themselves) for the Ordinary Shares not taken up pursuant to the Rights Issue;

(b)                                 the issue price of any Ordinary Shares to be issued in connection with the Rights Issue will be agreed by Imperial Tobacco and the Underwriters at the time the Rights Issue is launched acting in good faith in the light of the then prevailing market conditions and normal market practice. Failing such agreement, the issue price will be the nominal value of an Ordinary Share, being 10 pence;

(c)                                  the Underwriters will be entitled to receive a commission of 1.25% of the product of the issue price for an Ordinary Share and the number of Ordinary Shares allotted pursuant to the Rights Issue, together with any applicable value added tax, plus an additional commission of 0.125% in respect of each additional period of seven days beyond the first 30 days of the underwriting commitment once the Rights Issue is launched. Pending the launch of the Rights Issue, the Underwriters will be entitled to receive an underwriting arrangement fee equal to 0.75% per annum of the aggregate committed amount of the Equity Bridge Facility, capped at 0.5% of the product of the issue price for an Ordinary Share and the number of Ordinary Shares allotted pursuant to the Rights Issue once the Rights Issue is launched;

(d)                                 Imperial Tobacco’s obligation to issue Ordinary Shares pursuant to the Rights Issue is, and the obligations of the Underwriters to procure subscribers or, failing which, to subscribe themselves for Ordinary Shares pursuant to that offering are, subject to certain conditions;

(e)                                  Imperial Tobacco has agreed to pay the costs, charges, fees and expenses of the Rights Issue (together with any related value added tax); and

(f)                                    Imperial Tobacco has given certain warranties, undertakings and indemnities to the Underwriters.

1998 Master Settlement Agreement

Commonwealth Brands is a Subsequent Participating Manufacturer (SPM) to the 1998 Master Settlement Agreement. Imperial Tobacco has applied (through Imperial Tobacco Limited) to become an SPM. Seita has been an SPM since February 1999. The MSA is described in paragraph 9.1 of this Part VI.

Letter Agreement with Altadis

Imperial Tobacco entered into the Letter Agreement with Altadis on 18 July 2007. The Letter Agreement provides for Imperial Tobacco to file the Offer Document with the CNMV and to post this Circular. The Letter Agreement also provides for, amongst other things, the Altadis board to recommend the Proposed Offer, once made, to its shareholders (unless a third party files with the CNMV a competing tender offer at a price per Altadis share greater than €50) and to provide certain assistance to Imperial Tobacco.

8.2                                 Altadis

The following information has been compiled solely from information included in public documents published by Altadis and has not, for the purposes of this Circular, been commented on or verified by Altadis or the Altadis directors or verified by Imperial Tobacco or the Directors.

So far as Imperial Tobacco is aware, other than the Letter Agreement described in paragraph 8.1 of this Part VI, there is no contract (not being a contract entered into in the ordinary course of business) (i) to which Altadis or any member of the Altadis Group is or has been a party within the two years immediately preceding the date of this Circular which is, or may be, material; or (ii) that has been entered into by Altadis or any member of the Altadis Group which contains any provision under which any member of the Altadis Group has any obligation or entitlement which is material to the Altadis Group as at the date of this Circular.

9.                                      Legal and arbitration proceedings

9.1                                 Imperial Tobacco Group

Except as set out below, no member of the Imperial Tobacco Group is engaged in nor, so far as Imperial Tobacco is aware, has pending or threatened against it, any governmental, legal or arbitration proceedings which may have, or have had in the recent past (covering the 12 months preceding the date of this Circular), a significant effect on the Company’s and/or the Imperial Tobacco Group’s financial position or profitability.

Smoking and health-related litigation

The Imperial Tobacco Group is currently involved in a number of legal cases in which claimants are seeking damages for alleged smoking and health-related effects.

To date, there has been no recovery of damages against the Imperial Tobacco Group in any jurisdiction in any claim alleging that its tobacco products have resulted in damage to the health of smokers. The Imperial Tobacco Group has not entered into any out-of-court settlement with any claimant in any such action. Imperial Tobacco is vigorously contesting the pending actions described below and intends to continue to do so. However, there can be no assurance that legal aid or other funding will not be made available to claimants in smoking and health-related litigation in the future, that favourable decisions will be achieved by Imperial Tobacco in any of these proceedings or that additional proceedings will not be commenced against it in the United Kingdom, the US, Germany or elsewhere. If Imperial Tobacco is found liable to pay damages in any jurisdiction, such a finding may precipitate further claims. If such claims are successful, the cumulative liability for damages could be very significant and is currently unquantifiable. Regardless of the outcome of any litigation, Imperial Tobacco will incur costs defending claims which it will not be able to recover fully, irrespective of whether it is successful in defending such claims.

Litigation in the United Kingdom

There are no active or, so far as Imperial Tobacco is aware, threatened proceedings against the Imperial Tobacco Group in respect of smoking and health-related litigation in the United Kingdom.

Litigation in the United States

On 8 February 2007, Imperial Tobacco announced that it had agreed to acquire the entire issued share capital of Commonwealth Brands. This acquisition was completed on 2 April 2007. In addition, Imperial Tobacco is proposing to commence sales of tobacco products, including cigarettes, into the United States during 2007.

Smoking and health-related litigation involving Commonwealth Brands

Imperial Tobacco is aware of three smoking and health-related litigation proceedings, commenced by individuals, in which Commonwealth Brands either is or was a defendant.

Commonwealth Brands has been named, along with numerous other defendants, including cigarette manufacturers, in a 2005 personal injury lawsuit known as Croft v Akron Gasket, et al, pending in a state court in Cuyahoga County, Ohio. The claim against Commonwealth Brands is in respect of alleged injuries caused by smoking a brand of cigarettes acquired from another cigarette manufacturer in 1996. A motion for summary judgment was filed by Commonwealth Brands in October 2005 and remains pending. Commonwealth Brands has the benefit of an indemnity in respect of any loss suffered by it in relation to these proceedings.

In 2002, Commonwealth Brands was named as a defendant in J.L.K. v United States of America, et al. The claim has been brought by a prisoner in a federal penitentiary against numerous defendants, including cigarette manufacturers, in respect of alleged injuries relating to alleged exposure to environmental tobacco smoke. A motion to dismiss was filed by Commonwealth Brands in 2003 and remains pending.

Commonwealth Brands was named as a defendant in Ryan v Philip Morris USA Inc., et al. This action was brought in 2005 in US District Court, Northern District of Indiana, against Commonwealth Brands, Philip Morris USA, Inc., RJR Tobacco Co. and B&W Corp. The claim was being brought by the personal representative of the estate of a decedent alleged to have developed and died from lung cancer allegedly caused by cigarette smoking. The complaint asserted claims for wrongful death based on common law fraud and negligence, as well as for products’ liability. The complainant sought unspecified compensatory and punitive damages. On 21 March 2007, the defendants, including Commonwealth Brands, issued a motion for dismissal and offered not to seek their costs to date if the complainant withdrew the case. On 18 May 2007, the complainant accepted the defendants’ offer and agreed to enter into a Stipulation of Dismissal of the case, with prejudice, with each party to bear their own costs. The case was formally dismissed by the court on 5 June 2007.

US litigation environment and the Master Settlement Agreement

The US tobacco manufacturers continue to be named in numerous proceedings for claims for injuries relating to the use of tobacco products, particularly cigarettes. Claims in the United States against tobacco manufacturers broadly fall within a number of categories, including: (a) individual claims alleging personal injury or death; (b) class actions alleging personal injury or requesting court-supervised programmes for ongoing medical supervision and monitoring; (c) claims brought to recover the costs of providing health care; and (d) claims in relation to the labelling of products as “light” or “ultra light”.

Other than the three individual claims referred to above, Imperial Tobacco is not aware of any pending or threatened smoking and health-related legal proceedings against Commonwealth Brands. In addition, Commonwealth Brands has never lost nor settled any smoking and health-related litigation proceedings, nor been named as a defendant in any class action. In respect of claims to recover state health care costs, Commonwealth Brands is a signatory to, and Imperial Tobacco has applied to become a signatory to, the 1998 Master Settlement Agreement in the United States.

Commonwealth Brands was the first US cigarette manufacturer to voluntarily sign the MSA in 1998. The MSA is an agreement between certain US tobacco product manufacturers with 46 US states, the District of Columbia, Puerto Rico, Guam, the US Virgin Islands, American Samoa and Northern Marianas to settle asserted and unasserted health care recovery costs and other claims. Manufacturers that participate in the MSA are protected from state health care cost actions and in return must make yearly settlement payments, based on market share. The MSA also contains provisions restricting the advertising and marketing of tobacco products. Among these provisions are restrictions or prohibitions on the use of cartoon characters, brand name sponsorship, apparel and other merchandise, outdoor and transit advertising, payments for product placement, free sampling and lobbying.

The MSA includes an adjustment mechanism, known as an NPM adjustment, that potentially reduces participating tobacco manufacturers’ annual MSA payment obligations. In order for an NPM adjustment to be made, an independent auditor must determine that the participating manufacturers have experienced a market share loss to those manufacturers who are not participants, and an independent firm of economic consultants must determine that the MSA was a significant factor contributing to that loss. Although, for 2003, these requirements have been fulfilled, the relevant settling states dispute that any adjustment is required. This dispute is continuing.

Litigation in the Republic of Ireland

In the Republic of Ireland, plenary summonses were issued against John Player, an Irish subsidiary of Imperial Tobacco, and other tobacco companies over the period 17 October 1997 to 21 January 2003, naming 446 individuals seeking damages for alleged smoking and health-related effects. Since 1997, 428 of these claims have been dismissed, discontinued or confirmed as not proceeding by the relevant claimant firm, leaving a total of 18 individual claims outstanding against the tobacco companies. As at 13 July 2007, 11 claimants were seeking damages either jointly against John Player and other companies or solely against John Player, (ten of the claimants are legally represented by the law firm Beauchamps and one by John Devane Solicitors, as detailed below). All 11 individuals have served originating summonses and statements of claim have also been served in all of these claims. No trial dates have been fixed in respect of any claim against John Player.

On 17 June 2002, the law firms Beauchamps and Peter McDonnell & Associates, who jointly represent a number of individuals, served two statements of claim on behalf of the claimants Vincent Mallon and Margaret Delahunty. Notices for particulars have been served in respect of each claimant. Replies to particulars were served on John Player, in respect of Vincent Mallon on 17 September 2003 and in respect of Margaret Delahunty on 2 October 2003. Mr. Mallon and Ms. Delahunty are seeking €86,385 and €141,050, respectively (approximately £59,000 and £96,000, respectively), for the costs of purchasing cigarettes during their lifetimes. They are also seeking, amongst other things, unspecified damages. A further eight statements of claim were served on John Player by Beauchamps during December 2003.

In February 2003, Beauchamps applied to the High Court for orders joining the Irish State, the Irish Minister for Health and the Irish Attorney General to the proceedings. Amended statements of claim were served asserting that the Irish State failed to comply with various duties to take action to preserve public health. Among the relief sought was a declaration that the manufacture, distribution and supply of cigarettes is injurious to the public health and the health of the claimants, as well as various orders including an order to prohibit the sale of tobacco products and an order directing the defendants to “make available to the plaintiff all of the material relating to the dangers to the health of the plaintiff”.

John Player has issued motions to dismiss on the grounds of procedural and inherent delay in all ten of these outstanding claims. In one of these cases, the claimant has died (Christopher Cummins) and the proceedings have not yet been reconstituted by his estate. Replying affidavits have been received in all nine of the other cases. A further exchange of affidavits has since taken place. The Irish State has also issued motions to dismiss the claims against them in these nine cases. The motion to dismiss one of the plaintiffs (McCormack) was heard as a representative case over November and December 2006. On 24 April 2007, the Dublin High Court ruled that the case should be dismissed on the grounds sought. At a hearing on 27 June 2007, the plaintiff indicated his intention to appeal the decision to the Irish Supreme Court and to seek to have the appeal heard as a priority. The motions to dismiss the other nine cases against John Player remain pending and adjourned generally until the appeal in the McCormack motion has been decided. Imperial Tobacco has been advised that if the plaintiff’s application for priority is granted, the appeal may be heard in the following 6 to 9 months. If not, it may not be heard for another 2 to 3 years.

John Devane Solicitors, which represents one claimant, Margaret O’Connor, served a statement of claim on 20 May 2004. The statement of claim was returned as it was served out of time. Although this claim remains technically “alive”, the claimant would have to obtain an extension of time from the court to reserve the statement of claim out of time before being entitled to proceed any further. Imperial Tobacco’s solicitors have made it clear that any such application would be vigorously opposed. Imperial Tobacco’s solicitors have not heard from the claimant’s solicitors since 2004.

Litigation in the Netherlands

In the Netherlands, a subsidiary of Imperial Tobacco has received letters before action from or on behalf of 44 individuals seeking damages for alleged smoking and health-related effects, but 15 of the individuals have now withdrawn their claims. Of the remaining 29 individuals, 25 are currently represented by one firm of lawyers, Sap Advocaten. Imperial Tobacco is aware of four other non-represented individuals who may bring claims against the Imperial Tobacco Group. While there were press reports in February 2003 that Sap Advocaten would institute proceedings in the coming months, no proceedings have been commenced against the Imperial Tobacco Group to date.

Claim letters have also been received in the Netherlands by at least three other tobacco companies, and on 6 June 2005 proceedings were commenced by one of the claimants against one of these tobacco companies. No proceedings have been commenced against the Imperial Tobacco Group.

In July 2002, it was reported in the press that a foundation had been established in May 2002 to bring a class action against the tobacco industry seeking damages for alleged smoking and health-related effects. The foundation is the successor of three other foundations that had been referred to in press reports during 2000. The report stated that the foundation had received €250,000 (approximately £170,000) from investors and benefactors and, without advertising, already had 100 claimants. In November 2002, it was reported in the press that this same foundation now had several hundred potential claimants and several million euros in financial backing. Imperial Tobacco is aware that a marketing bureau conducted a calling campaign targeted at people who smoked in order to persuade them to join litigation against the tobacco industry. Imperial Tobacco does not have any information as to the identity of the marketing bureau or on whose behalf they are acting, and so far as Imperial Tobacco is aware no claims have been commenced as a result. There were also press reports in 2000 that two firms had indicated that they would work together in bringing litigation against the tobacco industry on behalf of health insurance companies, but there have been no recent reports regarding this.

Litigation in Germany

The Hamburg Public Prosecutor has confirmed that on 16 March 2005 a Professor at the Institute for Economic Law of the University of Hamburg submitted a criminal complaint against the management of companies manufacturing cigarettes in Germany, including Reemtsma, alleging fraudulent conspiracy and the sale to the public of substances which are poisonous or which contain substances harmful to health. On 19 May 2006, the Public Prosecutor informed Reemtsma of his decision terminating the investigation on the basis that the facts did not provide any basis to assert that any crime had been committed. The Professor challenged the decision by way of an “opposition” which was dismissed by the Chief Public Prosecutor in December 2006. This decision is not appealable.

In a separate matter, an individual has submitted a criminal complaint against Reemtsma with the Arnsberg Public Prosecutor, on 10 February 2006. The claim was subsequently transferred to the Public Prosecutor in Hamburg, where Reemtsma is based. The complaint alleges, amongst other things, fraudulent conspiracy and the sale to the public of substances which are poisoned. The Hamburg Public Prosecutor has yet to reach a decision regarding this complaint.

Threatened litigation in Saudi Arabia

According to media reports, the Saudi Minister of Health has stated his intention to issue legal proceedings against a number of tobacco companies, including a subsidiary of the Imperial Tobacco Group, to recover the costs of providing medical care to individuals with diseases associated with smoking. According to the reports, the Minister of Health estimates that he will be seeking damages of SR10 billion (approximately £1.3 billion and US$2.7 billion). Although according to one media report, a hearing has been scheduled for the case, Imperial Tobacco has not been served with any court documents and, so far as we are aware, no such claim has been filed.

Litigation by Governments

In certain countries, including the UK and the Republic of Ireland, the press from time to time has reported that relevant government departments and health authorities have been examining US legal proceedings to recover the costs of providing medical care for individuals with adverse health conditions associated with smoking, in order to consider whether similar litigation might be available in those jurisdictions. Other than the threatened legal procedures in Saudi Arabia mentioned above, we are not aware of any pending or threatened legal proceedings against the Imperial Tobacco Group in which government departments or health authorities are seeking to recover the costs of such medical care. Commonwealth Brands is not a defendant in the Department of Justice proceedings in the US against the major cigarette manufacturers.

Office of Fair Trading enquiry

In August 2003, Imperial Tobacco received a notice from the OFT requiring the provision of documents and information relating to an investigation under UK competition law. Information relating to the operation of the UK tobacco supply chain was supplied to the OFT in October 2003 and again during April 2005 but to date no substantive response to any of the information submitted has been received from the OFT. The OFT’s enquiry is ongoing.

If the OFT were to decide that there are grounds for an infringement decision against the Imperial Tobacco Group, it would issue a Statement of Objections setting out its preliminary findings and the basis for those findings. Imperial Tobacco would then have an opportunity to respond to these preliminary findings. If the OFT were subsequently to make an infringement finding, Imperial Tobacco would be able to appeal the OFT’s infringement decision to the Competition Appeal Tribunal. The OFT has not as of yet issued a Statement of Objections or announced an intention to do so and as such Imperial Tobacco is unable to predict the outcome of this enquiry.

However, in the event that the OFT decides that a company has infringed UK competition law, it may impose a fine. The amount of the fine is calculated by reference to the turnover of the infringing company. The rules regarding the maximum amount of such a penalty changed on 1 May 2004. Before that date, the maximum amount of a fine was 10% of a company’s UK turnover for up to three years. In the three years to 30 September 2003, the Imperial Tobacco Group’s aggregate net UK turnover was £2,215 million.

Under the revised rules, a fine may not exceed 10% of a company’s worldwide turnover. However, the OFT’s guidelines state that where an infringement ended before 1 May 2004 the fine may not exceed the maximum penalty under the old rules. In either case, the applicable turnover on which the amount of a fine is based expressly excludes VAT and other taxes directly related to turnover, which Imperial Tobacco has been advised would also exclude duty. In addition, if the OFT were to make an infringement finding, it could issue orders prohibiting that activity in the future.

German investigation into alleged foreign trading and related violations

Certain investigations were initiated by German authorities in January 2003 into alleged foreign trading and related violations by a number of people, including Reemtsma employees, during a period prior to its acquisition by Imperial Tobacco. In the course of 2005, parts of the investigations into certain of the individuals were terminated on terms agreed by the individuals with the authorities and settlement was made of any duty payable as a result of certain of the activities being investigated at no cost to the Imperial Tobacco Group. In 2006, investigations against some of the other individuals were terminated for lack of evidence. Charges relating to smuggling have been brought in connection with one of the investigations against 18 individuals, one of whom is a former Reemtsma employee. Charges relating to violations of the German foreign trade act have been brought against five other former Reemtsma employees in connection with a separate investigation. In connection with some of these charges, the authorities have applied for financial penalties to be imposed on Reemtsma. Such penalties could be imposed if current or former Reemtsma employees are ultimately found to have committed offences. In those circumstances, the Imperial Tobacco Group would seek recovery of any losses under arrangements made on the acquisition of the business.

A Board committee established in 2003 under the chairmanship of Mr. Anthony Alexander remains in place to monitor the progress of the investigations and the Imperial Tobacco Group’s responses.

The German authorities’ investigations are based on alleged activities prior to the Imperial Tobacco Group’s acquisition of Reemtsma and the committee remains satisfied that, since the acquisition, the Imperial Tobacco Group has not been involved in any activities of a nature similar to those alleged by the German authorities.

9.2                                 Altadis

The following information has been compiled solely from information included in public documents published by Altadis and has not, for the purposes of this Circular, been commented on or verified by Altadis or the Altadis directors or verified by Imperial Tobacco or the Directors.

So far as Imperial Tobacco is aware, except as set out below, no member of the Altadis Group is engaged in nor, so far as Imperial Tobacco is aware, has pending or threatened against it, any governmental, legal or arbitration proceedings which may have, or have had in the recent past (covering the 12 months preceding the date of this Circular), a significant effect on Altadis’ and/or the Altadis Group’s financial position or profitability.

The Altadis Group is currently involved in at least four ongoing legal cases (two individual cases and two health care cost recoupment claims). Historically, Altadis has received approximately 20 favourable rulings and no final adverse decisions in respect of smoking and health-related litigation.

10.                               Working Capital

10.1                           The Company is not currently able to undertake appropriate procedures to support a statement in respect of the sufficiency of the working capital of the Enlarged Group which, in these circumstances, should ordinarily cover the Imperial Tobacco Group including the Altadis Group following Completion. This is because the Company does not currently have access to any material non-public financial or other information in respect of Altadis or the Altadis Group which would allow those procedures to be undertaken.

10.2                           The Company is of the opinion that, taking into account committed bank facilities and other committed facilities available to the existing Imperial Tobacco Group, the working capital available to the existing Imperial Tobacco Group is sufficient for the existing Imperial Tobacco Group’s present requirements, that is, for at least the 12 months from the date of this Circular.

10.3                           The Company’s opinion on the sufficiency of working capital of the Enlarged Group including the Altadis Group following Completion is intended to be available and to be published as soon as the Company is granted access sufficient for the purpose to the information referred to above and in any event within 28 days of the date of satisfaction or waiver of all conditions of the Proposed Acquisition and the announcement by the Offeror that the Offeror has taken up Altadis Shares under the Proposed Offer.

11.                               Significant Change

11.1                           Imperial Tobacco

There has been no significant change in the financial or trading position of the Imperial Tobacco Group since 31 March 2007, the date to which the last unaudited interim results of the Imperial Tobacco Group were prepared, except that on 2 April 2007 Imperial Tobacco completed the acquisition of Commonwealth Brands for a total cash consideration of US$1.9 billion (£1.0 billion as at completion of the acquisition). Imperial Tobacco anticipates that the acquisition will be earnings accretive in the current financial year, before taking account of brand amortisation and deferred tax on intangibles.

11.2                           Altadis

The following information has been compiled solely from information included in public documents published by Altadis and has not, for the purposes of this Circular, been commented on or verified by Altadis or the Altadis directors or verified by Imperial Tobacco or the Directors.

So far as Imperial Tobacco is aware, there has been no significant change in the financial or trading position of the Altadis Group since 31 March 2007, the date to which the last unaudited interim results of Altadis and its subsidiaries were prepared.

12.                               Consents

Each of ABN AMRO Hoare Govett, Morgan Stanley, Lehman Brothers, Banco Santander and Citi has given and has not withdrawn its written consent to the inclusion in this Circular of its name and the references to it in the form and context in which they are included or referenced.

13.                               Bases and Sources

The information on Altadis has been extracted from publicly available information as at 13 July 2007 (being the latest practicable date before the publication of this Circular). See “Information on Altadis” on page 2 of this Circular.

14.                               Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the registered office of the Company at PO Box 244, Upton Road, Bristol BS99 7UJ and at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AO up to and including the conclusion of the EGM:

(a)                                  the memorandum and articles of association of Imperial Tobacco;

(b)                                 the audited consolidated accounts of the Imperial Tobacco Group for each of the two periods ended 30 September 2005 and 30 September 2006;

(c)                                  the written consents referred to in paragraph 12; and

(d)                                 this document.

PART VII

DEFINITIONS AND GLOSSARY

The following definitions apply throughout this Circular other than in the financial information on the Altadis Group set out in Part IV of this Circular (“Financial Information on the Altadis Group”), unless the context requires otherwise:

“ABN AMRO Hoare Govett”	ABN AMRO Bank N.V. and/or Hoare Govett Limited, as the context requires;

“Act”	the Companies Act 1985, as amended;

“ADR”	American Depositary Receipt;

“ADS”	American Depository Share;

“Altadis”	Altadis, S.A., a public limited liability company incorporated in Spain with registered address C/ Eloy Gonzalo, 10, 28010 Madrid and with taxpayer number A28009033;

“Altadis Group”	Altadis and its subsidiary undertakings;

“Altadis Shareholders”	the holders of any Altadis Shares;

“Altadis Shares”	the ordinary shares of €0.10 each in the capital of Altadis;

“Articles”	the articles of association of the Company in force at the date of this Circular;

“Banco Santander”	Santander Investment S.A. and/or Banco Santander Central Hispano S.A., London Branch, as the context requires;

“Barclays”	Barclays Bank PLC;

“Board”	the board of directors of Imperial Tobacco;

“Circular”	this document;

“Citi”	Citibank, N.A., London Branch, Citigroup Global Markets Limited and/or Citigroup Global Markets U.K. Equity Limited, as the context requires;

“Commonwealth Brands”	CBHC, Inc., a company incorporated under the laws of the Commonwealth of Kentucky, which trades as Commonwealth Brands;

“Completion”	completion of the Proposed Acquisition;

“CNMV”	Comisión Nacional del Mercado de Valores, the Spanish Securities and Exchange Commission;

“Credit Facility Agreement”

a credit facilities agreement entered into by, amongst others, Imperial Finance, Imperial Tobacco Finance (2) PLC, Imperial Enterprise, Imperial Tobacco and Imperial Tobacco Limited on 10 February 2005, as amended and restated from time to time;

“CREST”	the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the Operator (as defined in the CREST Regulations);

“CRESTCo”	CRESTCo Limited;

“CREST Manual”

the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, Registrars Service Standards, Settlement Discipline Rules, CCSS Operations Manual, Daily Timetable, CREST Application Procedures and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms promulgated by CRESTCo on 15 July 1996 and as amended since);

“CREST Proxy Instruction”	an order for a proxy appointment or instruction made using CREST;

“CREST Regulations”	the Uncertificated Securities Regulations 2001;

“CREST Sponsor”	a CREST participant admitted to CREST as a sponsor;

“CVC”	CVC Capital Partners;

“Directors”	the directors of the Company as at the date of this Circular;

“Disclosure and Transparency Rules”	the Disclosure and Transparency Rules of the Financial Services Authority;

“Employee Benefit Trusts”	the Imperial Tobacco Group Employee and Executive Benefit Trust and the Imperial Tobacco Group PLC 2001 Employee Benefit Trust;

“Enlarged Group”	the Company and its subsidiary undertakings following Completion;

“Equity Bridge Facility”

the equity bridge facility agreement between Imperial Tobacco, Imperial Tobacco Limited, ABN AMRO Hoare Govett, Morgan Stanley, Citi and Lehman Brothers, as described in Part V of this Circular (“Principal Terms of the Proposed Offer”);

“EURIBOR”	Euro Interbank Offered Rate;

“Extraordinary General Meeting” or “EGM”	the extraordinary general meeting of the Company convened for 2.30 p.m. on 13 August 2007, notice of which is set out in Part VIII of this Circular (or any adjournment thereof);

“Form of Proxy”	the form of proxy relating to the Extraordinary General Meeting;

“FSMA”	the Financial Services and Markets Act 2000, as amended;

“IFRS”	International Financial Reporting Standards;

“Imperial Tobacco” or the “Company”	Imperial Tobacco Group PLC, a company incorporated in England and Wales with registered number 3236483 and having its registered office at PO Box 244, Upton Road, Bristol BS99 7UJ;

“Imperial Tobacco Group”	the Company and its subsidiary undertakings;

“Imperial Tobacco Share Plans”	the Employee Benefit Trusts, the Sharesave, the LTIP and the SMS;

“Lehman Brothers”	Lehman Brothers Europe Limited, Lehman Brothers International (Europe), Lehman Loan Funding LLC, Lehman Brothers Holdings, Inc. and/or Lehman Brothers Bankhaus AG, as the context requires;

“Letter Agreement”	the letter agreement between Imperial Tobacco and Altadis dated 18 July 2007;

“Letter of Credit Facility”	the facility agreement entered into between Imperial Finance, Imperial Tobacco and Imperial Tobacco Limited on 6 December 2004, as amended and restated from time to time;

“LIBOR”	London Interbank Offered Rate;

“Listing Rules”	the Listing Rules of the Financial Services Authority;

“London Stock Exchange”	London Stock Exchange plc;

“Logista”	Logista, S.A., a public limited liability company incorporated in Spain with registered address Calle Trigo 39, Polígono Industrial Polvoranca, Leganés, Madrid and with taxpayer number A28141307;

“LTIP”	the Imperial Tobacco Long Term Incentive Plan;

“Morgan Stanley”	Morgan Stanley Bank International Limited, Morgan Stanley Senior Funding, Inc. and/or Morgan Stanley & Co. International plc, as the context requires;

“MSA” or “1998 Master Settlement Agreement”	the agreement entered into on 23 November 1998 between the attorneys general and other representatives of 46 states and certain territories and possessions of the United States and certain tobacco manufacturers to settle certain asserted and non-asserted health care recovery costs and other claims;

“New Bank Debt Facility”

the term loan and revolving credit facility agreement between Imperial Finance, Imperial Enterprise, Imperial Tobacco, Imperial Tobacco Limited, Citi, RBS, Lehman Brothers, Barclays and Banco Santander, as described in Part V of this Circular (“Principal Terms of the Proposed Offer”);

“Offeror”	Imperial Tobacco Overseas Holdings (3) Limited, a company incorporated in England and Wales with registered number 6141165 and having its registered office at PO Box 244, Upton Road, Bristol BS99 7UJ;

“Offer Document”	the explanatory prospectus to be approved by the CNMV and published in connection with the Proposed Offer in accordance with applicable law;

“OFT”	the Office of Fair Trading;

“Ordinary Shares”	the ordinary shares of 10 pence each in the capital of Imperial Tobacco;

“PAI”	PAI Partners;

“Participant ID”	the identification code or membership number used in CREST to identify a particular CREST Member or CREST Participant;

“Proposed Acquisition”

the proposed acquisition by the Offeror of Altadis Shares pursuant to the Proposed Offer, as more particularly described in Parts II and V of this Circular (“Letter from the Chairman of Imperial Tobacco” and “Principal Terms of the Proposed Offer”);

“Proposed Offer”	the proposed offer by the Offeror to purchase all of the issued Altadis Shares to be made under the Offer Document and as may be varied in accordance with applicable law;

“Prospectus Rules”	the Prospectus Rules of the Financial Services Authority;

“RBS”	The Royal Bank of Scotland plc;

“Reemtsma”	the cigarette manufacturing business of Reemtsma Cigarettenfabriken GmbH in which Imperial Tobacco acquired a controlling interest from Tchibo Holding AG and other investors on 15 May 2002;

“Registrars”	Lloyds TSB Registrars of The Causeway, Worthing, West Sussex BN99 6DA;

“Regulatory Information Service” or “RIS”	any of the services set out in Schedule 12 of the Listing Rules;

“Resolution”	the special resolution to be proposed at the EGM and described in paragraph 12 of Part II of this Circular (“Letter from the Chairman of Imperial Tobacco”);

“Securities Act”	the US Securities Act of 1933, as amended;

“Seita”	Seita Participations, a company incorporated in France with registered address 143 Boulevard Romain Rolland, 75685 Paris and with company number 403 251 556 R.C.S. PARIS;

“Shareholders”	the holders of any issued shares in the share capital of the Company from time to time;

“Sharesave”	the Imperial Tobacco International Sharesave Plan;

“SMS”	the Imperial Tobacco Share Matching Scheme;

“Sponsor’s Engagement Letter”	the sponsor’s engagement letter dated 18 July 2007 between Citi and the Company, as described in paragraph 8.1 of Part VI of this Circular (“Additional Information”);

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland;

“Underwriting Agreement”

the standby sponsor’s and underwriting agreement between Imperial Tobacco, ABN AMRO Hoare Govett, Morgan Stanley, Citi and Lehman Brothers, as described in paragraph 8.1 of Part VI of this Circular (“Additional Information”);

“US” or “United States”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia; and

“US Financing Agreement”

a facility agreement entered into by, amongst others, Imperial Finance, Imperial Tobacco Finance (2) PLC, Imperial Enterprise, Imperial Tobacco and Imperial Tobacco Limited on 8 February 2007, as amended and restated from time to time.

All references to “pounds”, “pounds sterling”, “sterling”, “£”, “pence”, “penny” and “p” are to the lawful currency of the United Kingdom.

All references to “euros”, “EUR” and “€” are to the lawful currency of the member states of the European Union that adopt a single currency in accordance with the Treaty establishing the European Community as amended by the Treaty on European Union.

All references to “USD”, “US$”, “US dollars” and “United States dollars” are to the lawful currency of the United States.

All references in this Circular to times are, unless the context requires otherwise, references to the time in London, United Kingdom.

GLOSSARY OF TECHNICAL TERMS

The following terms apply throughout this Circular, unless the context requires otherwise:

“aval” or “avales”	a form of bank guarantee required by Spanish takeover laws;

“economic sales”

economic sales in relation to Altadis’ cigarette and cigar divisions are the result of revenue, depositary commissions and sales discount; economic sales in relation to Altadis’ logistics division are the distribution margin (i.e. not including the value of the distributed products);

“fine cut tobacco”	loose tobacco which is used with rolling paper or filter tubes (including make your own and roll your own);

“make your own”	loose tobacco which is made into cigarettes using a tubing machine and filter tubes;

“other tobacco products”	fine cut tobacco, cigars, pipe tobacco, snuff, snus and make your own;

“Singles”	pre-rolled cartridges of tobacco that are inserted into separately sold filter tubes using a special device resembling a pen; and

“tubes”	filter tubes.

PART VIII

NOTICE OF EXTRAORDINARY GENERAL MEETING

IMPERIAL TOBACCO GROUP PLC

(incorporated under the Companies Act 1985 in England and Wales with registered number 3236483)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Imperial Tobacco Group PLC (the Company) will be held at the Bristol Marriott Hotel, City Centre, 2 Lower Castle Street, Old Market, Bristol BS1 3AD at 2.30 p.m. on 13 August 2007 for the purpose of considering and, if thought fit, passing the following resolution.

Resolution to be proposed as a special resolution

THAT:

(a)                                  the proposed acquisition by the Offeror (a company incorporated in England and Wales with registered number 6141165 and having its registered address at PO Box 244, Upton Road, Bristol BS99 7UJ and a wholly-owned subsidiary of the Company) of any or all of the issued and to be issued share capital of Altadis, S.A. (a company incorporated in Spain and having its registered address at C/ Eloy Gonzalo, 10 28010 Madrid and with taxpayer number A28009033) pursuant to and on the terms and subject to the conditions of an offer to be made under an explanatory prospectus approved by the Comisión Nacional del Mercado de Valores, as summarily described in the circular relating to the proposed acquisition of Altadis, S.A. issued by the Company on 18 July 2007 (the Circular), and/or on the terms and subject to the conditions of any amended, extended, revised, renewed, additional or other offer or offers for shares and/or associated rights in the capital of Altadis, S.A. approved by the board of Directors of the Company or any duly authorised committee thereof (the Offer) and all agreements or documents which the board of Directors of the Company or any duly authorised committee thereof may determine are required or are expedient to give effect to that acquisition, be and are hereby approved, and that the board of Directors of the Company or any duly authorised committee thereof be and is hereby authorised to make such modifications, variations, waivers and extensions of any of the terms or conditions of the Offer and of any such agreements or documents as, in their absolute discretion, they think necessary or desirable and to do all such things as, in their absolute discretion, may be necessary or desirable to complete and give effect to, or otherwise in connection with, the Offer and any matters incidental to the Offer;

(b)                                 the authorised share capital of the Company be and is hereby increased from £100,000,000 to £5,604,000,000 by the creation of an additional 55,040,000,000 ordinary shares of 10 pence each in the capital of the Company having the rights and privileges and being subject to the restrictions contained in the articles of association of the Company and ranking pari passu in all respects with the existing ordinary shares of 10 pence each in the capital of the Company;

(c)                                  the Directors be and are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the Act) to exercise all of the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate nominal amount of £5,504,000,000 in connection with one or more issues of relevant securities under one or more transactions to refinance in whole or in part any amount from time to time outstanding under the Equity Bridge Facility (as defined in the Circular). This authority shall expire (unless previously renewed, varied or revoked) on the date which is the fifth anniversary of the date on which this resolution is passed. This authority shall be in addition to all existing authorities under section 80 of the Act; and

(d)                                 the Directors be and are hereby generally and unconditionally empowered to allot equity securities (as defined in section 94 of the Act) for cash pursuant to the authority conferred by paragraph (c) above as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities in connection with a rights issue, open offer or other pro rata issue in favour of holders of equity securities where the equity securities respectively attributable to the interests of all such holders are proportionate (or as nearly as may be) to the respective number of equity securities held by them but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, treasury shares or any legal or practical problems arising under the laws of any territory or the requirements of any regulatory body or any stock exchange in any territory. This authority shall expire (unless previously renewed, varied or revoked) on the date which is the fifth anniversary of the date on which this resolution is passed. This authority shall be in addition to all existing authorities under section 95 of the Act.

By order of the Board	Registered office:
PO Box 244
Matthew Phillips	Upton Road
Company Secretary	Bristol
18 July 2007	BS99 7UJ

Notes:

(1)                                  Only holders of Ordinary Shares are entitled to attend and vote at the meeting. A member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and vote instead of him/her. A proxy need not be a member of the Company. A Form of Proxy is enclosed with this document and instructions for completion are shown on the form. Forms of Proxy need to be deposited with the Company’s Registrars, Lloyds TSB Registrars, not less than 48 hours before the start of the meeting or any adjournment thereof.

(2)                                  Completing and returning a Form of Proxy will not prevent a Shareholder from attending in person at the meeting referred to above and voting should he or she wish to do so and is so entitled. A vote withheld option is provided on the Form of Proxy to enable you to instruct your proxy not to vote on the resolution, however, it should be noted that a vote withheld in this way is not a ‘vote’ in law and will not be counted in the calculation of the proportion of the votes ‘For’ and ‘Against’ the resolution.

(3)                                  The Company, pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only persons entered on the register of members of the Company at 6.00 p.m. on the date which is two days prior to the meeting or any adjournment of it shall be entitled to attend and vote at the meeting or adjourned meeting. Changes to entries on the register after this time shall be disregarded in determining the rights of persons to attend or vote (and the number of votes they may cast) at the meeting or adjourned meeting.

(4)                                  CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Extraordinary General Meeting to be held on 13 August 2007 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or any amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent ID 7RA01 by the latest time(s) for receipt of proxy appointments specified in the notice of the meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST applications host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.